
02058033

U.S. Securities and Exchange Commission
Washington, DC 20549
FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS



**SFBC International, Inc.**
Exact Name of Registrant as Specified in Charter

**0001089542**
Registrant CIK Number

**Form 10-KSB for Fiscal Year Ended December 31, 2001**
Electronic Report, Schedule or Registration Statement of which the Documents are a Part (give period of report)

**0001-16119**
SEC File Number, if available



Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

*Filings Made By the Registrant:*

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, April 1, 2002.

**SFBC International, Inc.**
(Registrant)

By: ______________________
David Natan, Vice President of Finance

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20____, that the information set forth in this statement is true and complete.



______________________
(Registrant)

By: ______________________
(Title)

F:\DATA\SFBC\SEC\FORM SE Paper Filing of exhibits.doc

**INDEX TO FORM SE**

**SFBC International, Inc.**

**LIST OF SCHEDULES**

| Schedule | Description |
| --- | --- |
| * Schedule 1.1(a) | Form of Escrow Agreement |
| * Schedule 3.2 | Purchase Price and Escrow Allocation |
| * Schedule 3.7 | Allocation of Purchase Price |
| * Schedule 4.19 | Material Suppliers and Customers |
| Schedule 4.27 | Intellectual Property |
| * Schedule 4.33 | Employment Matters |
| * Schedule 4.37 | Insurance |
| * Schedule 4.38 | Material Contracts |
| Schedule 4.40 | Litigation |
| * Schedule 4.42 | Tax Data |
| * Schedule 4.46 | Trade Allowances |

* Confidential treatment requested for portions of these Schedules.

F:\DATA\SFBC\SEC\FORM SE Paper Filing of exhibits.doc

**SCHEDULE 1.1 (a)**

**ESCROW AGREEMENT**

See document attached hereto.

**THIS ESCROW AGREEMENT** dated as of the 15th day of March, 2002.

**AMONG:**

**SOFINOV SOCIÉTÉ FINANCIÈRE D'INNOVATION INC.**, a corporation governed by the laws of Quebec ("**Sofinov**"), and

**GESTION M&D PROVENCHER INC.**, a corporation governed by the laws of Canada, and

**FREGICO INC.**, a corporation governed by the laws of Quebec, and

**GESTION MARC LEBEL INC.**, a corporation governed by the laws of Quebec, and

**MARC LEBEL**, of Quebec City (Quebec), and

**FRANÇOIS VALLÉE**, of Quebec City (Quebec), and

**JEAN MARIER**, of Quebec City (Quebec), and

**ROBERT GOYER**, of Montreal (Quebec), and

**SERGE CARRIÈRE**, of Montreal (Quebec), and

**GUYLAINE PERRON**, of Quebec City (Quebec), and

**JOHANE B. CHAMPAGNE**, of St. Raymond (Quebec), and

**STÉPHANE MARIN**, of Quebec City (Quebec), and

**ÉRIC MASSON**, of Quebec City (Quebec), and

**NICOLA STEPHAN D'ULISSE**, of St. Lazare (Quebec), and

**DENIS HACHÉ**, of Quebec City (Quebec), and

**JEAN COUTURE**, of Lévis (Quebec)

(each, individually, a "**Vendor**" and, collectively, the "**Vendors**")

**AND:**

**SFBC CANADA, INC.**, a corporation governed by the laws of Canada,

(the "**Purchaser**")

**AND:**

**THE TRUST COMPANY OF BANK OF MONTREAL** a trust company incorporated under the laws of Canada

(the "**Escrow Agent**")

**RECITALS:**

A. Pursuant to a Share Purchase Agreement dated March 4, 2002 (the "**Purchase Agreement**") between the Vendors, the Purchaser, SFBC International, Inc. ("**SFBC**") and Anapharm Inc., the Vendors agreed to sell to the Purchaser and the Purchaser agreed to purchase all of the issued and outstanding shares of Anapharm Inc.;

B. In consideration for such sale, the Vendors shall receive cash and SFBC Shares.

**THEREFORE**, the Parties agree as follows:

## 1. DEFINITIONS

1.1 Whenever used in this Agreement, the following words and terms shall have the meanings set out below:

**"Agreement"** means this agreement and all schedules attached hereto and all amendments made hereto and thereto in writing by the Parties;

**"Escrow Fund"** has the meaning as set forth in Section 2;

**"Escrow Release Date"** means:

(a) in respect of 10% of the Fund Value at Closing Time (the "**First Release Amount**"), the later of the first anniversary of the Closing Date and the date upon which SFBC's consolidated and audited financial statements for the period ended December 31, 2002 are publicly available;

(b) in respect of an amount equal to 20% of the Fund Value at Closing Time (the "**Second Release Amount**"), the later of the second anniversary of the Closing Date and the date upon which SFBC's consolidated and audited financial statements for the period ended December 31, 2003 are publicly available;

(c) in respect of an amount equal to 20% of the Fund Value at Closing Time (the "**Third Release Amount**"), the later of the third anniversary of the Closing Date and the date upon which SFBC's consolidated and audited financial statements for the period ended December 31, 2004 are publicly available; and

(d) in respect of the balance of the Escrow Fund (the "**Final Release Amount**"), on the fourth anniversary of the Closing Date,

provided that in the event that an Escrow Release Date falls on a date that is not a Business Day, it shall be deemed to fall on the next Business Day. For the purposes hereof, the date upon which SFBC's consolidated and audited financial statements are publicly available for a given year shall be April 30 of that year.

**"Escrowed SFBC Shares"** means the SFBC Shares deposited in the Escrow Fund pursuant to Section 2;

**"Fund Value"** means the aggregate of the Vendors' Individual Escrow Amounts;

"**Parties**" means the parties to this Agreement collectively, and "**Party**" means any one of them;

**"Release Amount"** means the First Release Amount, Second Release Amount, Third Release Amount and Final Release Amount, as the case may be;

**"SFBC Transfer Agent"** means the Continental Stock Transfer & Trust Co., or such other nominee as may be appointed by SFBC from time to time to serve as transfer agent to SFBC for the Escrowed SFBC Shares.

1.2 All capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Purchase Agreement.

## 2. THE ESCROW FUND

2.1 Escrow Fund - At the Closing Time, each Vendor shall deposit with the Escrow Agent that Vendor's Individual Escrow Amount as set out in Schedule 1. Unless Schedule 1 provides otherwise, each such deposit shall be made in cash in immediately available funds (the "**Cash Deposit**"). For those Vendors in respect of which Schedule 1 provides that a portion of their Individual Escrow Amount shall be deposited in the form of SFBC Shares received under the Purchase Agreement, the number (not more or less) of SFBC Shares set opposite such Vendors' names shall be deposited by those Vendors with the Escrow Agent. The deposits made under this Section (whether in cash or SFBC Shares) are herein referred to (as increased by any earnings thereon and as reduced by any disbursements therefrom, amounts withdrawn pursuant to the terms of this Agreement or loss of or on investments) as the "**Escrow Fund**".

2.2 SFBC Shares in the Escrow Fund – Vendors depositing SFBC Shares in the Escrow Fund pursuant to Section 2.1 shall deliver to the Escrow Agent a single certificate representing their entire Escrowed SFBC Shares. Such certificate may be split into certificates representing lesser amounts of SFBC Shares as and when this is required upon disbursement of SFBC Shares from the Escrow Fund. All Escrowed SFBC Shares shall be endorsed in blank for transfer by the registered owner thereof, or the Vendors' Representatives appointed pursuant to Section 13.1 of this Agreement, as the case may be, prior to deposit in the Escrow Fund.

2.3 Acknowledgement of Escrow Agent – The Escrow Agent acknowledges the deposit of the Escrow Fund and agrees to hold the Escrow Fund in accordance with the terms and conditions of this Agreement.

2.4 Investment of the Escrow Fund – The Cash Deposits in the Escrow Fund shall be invested by the Escrow Agent, at the Escrow Agent's discretion, provided that such investments shall be either fully negotiable or for maturities of not longer than 30 days and shall be limited to treasury bills issued from time to time by the Government of Canada and/or guaranteed investment certificates of deposit with a Canadian chartered bank, and further provided that the Escrow Agent may hold up to the entire amount of the Escrow Fund in the form of cash on an overnight basis where it is not reasonably possible to arrange for an investment in treasury bills or guaranteed investment certificates of deposit prior to the close of business on a particular day. Notwithstanding the foregoing, Cash Deposits made by Jean Marier, Serge Carrière and Robert Goyer (the "**Individuals**"), shall, at all times, be invested by the Escrow Agent in either treasury bills issued from time to time by the Government of Canada or negotiable guaranteed certificates of deposit with a Canadian chartered bank, issued in the name of the Individual for whom the Cash Deposit is held by the Escrow Agent.

## 3. MISREPRESENTATIONS AND ESCROW CLAIMS

3.1 Escrow Claim for Misrepresentations, etc. - At any time prior to an Escrow Release Date, the Purchaser may deliver to the Escrow Agent a certificate (an "**Escrow Claim Certificate**") signed by an officer, director, legal counsel or other mandatary of the Purchaser: (A) stating that the Company, the Purchaser or SFBC has paid or accrued or anticipates that it will have to pay or accrue Claims or Liabilities by reason of the breach by any or all of the Vendors of any representation, warranty, covenant or agreement of Vendors contained in the Purchase Agreement in accordance with the terms and conditions of the Purchase Agreement, and (B) specifying in reasonable detail the Vendors that are the subject of the Claim, the individual items of claims included in the amount so stated, the date each such item was paid or accrued, or the basis for such anticipated Claim or Liability, and the nature of the misrepresentation, breach of warranty or claim to which such item is related, together with a copy of the notices respecting such Claim or Liability given by the Purchaser to the Vendors' Representatives under the Purchase Agreement. At the time of delivery of any Escrow Claim Certificate to the Escrow Agent by the Purchaser, a duplicate copy of such Escrow Claim Certificate shall be delivered to the Vendors' Representatives. At any time following receipt of any such Escrow Claim Certificate, the Vendors' Representatives may sign and deliver to the Escrow Agent and the Purchaser a certificate confirming such Claims (a "**Confirmation Certificate**"). In the event that at least two of the Vendors' Representatives wish to dispute the Claim contained in the Escrow Claim Certificate, such Vendors' Representatives shall deliver a notice to the Escrow Agent and the Purchaser prior to the expiration of the 20 day period beginning on the date of the Escrow Claim Certificate indicating their objection thereto (an "**Objection Notice**"). If the Escrow Agent and the Purchaser have not received an Objection Notice prior to the expiration of such 20 day period, the Vendors' Representatives shall be deemed to have delivered a Confirmation Certificate on the last date of such period in respect of the applicable Escrow Claim Certificate.

3.2 Resolution of Conflicts, Arbitration -

(a) In the event that any Objection Notice is delivered in response to any Escrow Claim Certificate, the Vendors' Representatives and the Purchaser shall attempt in good faith to resolve the dispute and agree upon an appropriate amount to settle the outstanding Claim. If such an agreement is reached, the Vendors' Representatives and the Purchaser shall each sign a Confirmation Certificate setting out the agreed amount of the Claim (which may be less than the amount set out in the Escrow Claim Certificate) and promptly deliver a copy of such Confirmation Certificate to the Escrow Agent.

(b) If no such agreement can be reached within 30 days of the date of the Objection Notice, either the Vendors' Representatives or the Purchaser may demand arbitration of the matter by written notice to the other. Upon any such arbitration demand, the outstanding dispute shall be settled by arbitration conducted by three arbitrators. The Vendors' Representatives and the Purchaser shall each select one arbitrator within 15 days of the arbitration demand notice date, and the two arbitrators so selected shall select a third arbitrator (and any party failing to name an arbitrator within such 15 day period shall forfeit its right to do so). The arbitrators shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the Vendors' Representatives, on behalf of the Vendors, and the Purchaser an opportunity, adequate in the sole judgement of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys fees and costs, to the same extent as a court of competent law or equity, should the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. Unless otherwise agreed by both the Vendors' Representatives and the Purchaser, the arbitration proceedings shall be conducted in such a manner so as to provide for a final decision within not more than 60 days from the date of the arbitration demand notice. The decision of a majority of the three arbitrators as to the validity and amount of any Claim in such arbitration award shall be binding and conclusive upon the Parties. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrators (the "**Arbitration Decision**"). The Vendors' Representatives and the Purchaser shall each sign a Confirmation Certificate setting out the final amount of the Claim as determined by such arbitration and promptly provide a copy of such Confirmation Certificate to the Escrow Agent. If the Vendors' Representatives and/or the Purchaser fail to sign such Confirmation Certificate within 10 days of the Arbitration Decision, the Arbitration Decision may be used by the Parties as a Confirmation Certificate for the Escrow Claim Certificate in question. Any Arbitration Decision shall be homologated in accordance with Articles 946 to 946.6 of the *Quebec Code of Civil Procedure*.

(c) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration initiated by the Vendors' Representatives, on behalf of the Vendors, or by the Purchaser shall be held in

Montreal, Quebec and all such arbitrations shall be held in accordance with the provisions of the *Quebec Code of Civil Procedure.* The arbitrators may in their discretion determine whether the fees and expenses of the arbitration, including without limitation the fees of each arbitrator and the reasonable fees and expenses of legal counsel, shall form part of their award (and thereby be, in effect, charged to one side of the dispute).

## 4. ESCROW RELEASE

4.1 Payment of Claim – The Escrow Agent shall be required to pay to the Purchaser, the Company or SFBC (as directed by the Purchaser) the amount of any Claim together with any interest thereon at the Rate from the Escrow Fund within 5 days of receipt of (a) a Confirmation Certificate in respect of such Claim or (b) an Arbitration Decision.

4.2 Release of the Remaining Escrow Fund – On each Escrow Release Date, the Escrow Agent shall disburse from the Escrow Fund to the Vendors' Representatives (in trust for distribution to all of the Vendors in accordance with their pro rata shares as set forth in Schedule 1), the Release Amount for that particular Escrow Release Date less (i) the Vendors' share of the Escrow Agent's fees and expenses as set forth in Section 9.1 of this Agreement; (ii) all amounts disbursed by the Escrow Agent in respect of Claims to the Purchaser, the Company or SFBC prior to such Escrow Release Date (excluding amounts deducted from Release Amounts on previous Escrow Release Dates in respect of Claims made by the Purchaser), and (iii) the aggregate value of all Escrow Claim Certificates received prior to such Escrow Release Date which have not been completely resolved (a) either by payment to the Purchaser, the Company or SFBC under this Agreement (pursuant to a Confirmation Certificate or Arbitration Decision) or (b) by the delivery of a Confirmation Certificate or Arbitration Decision dismissing or rejecting the Claim in question.

4.3 Form and Allocation of Escrow Release - All payments to the Purchaser, the Company or SFBC from the Escrow Fund shall be paid from the Escrow Fund on behalf of the Vendors subject to the Claim in question pro rata to the amount of each such Vendor's Individual Escrow Amount and, on behalf of such Vendor, in the same proportion of cash to SFBC Shares as such Vendor made its deposit in the Escrow Fund. For example, if a Vendor's Individual Escrow Amount was deposited in the Escrow Fund 50% in cash and 50% in SFBC Shares, then all payments from the Escrow Fund in respect of Claims against such Vendor shall be satisfied 50% in cash and 50% in SFBC Shares. When a Claim will be satisfied (in whole or in part) in SFBC Shares, such Claim shall be satisfied by the remittance to the Purchaser, the Company or SFBC (as the Purchaser directs) of the appropriate number of Escrowed SFBC Shares. Such number of Escrowed SFBC Shares shall be determined assuming a value of each Escrowed SFBC Share equal to the SFBC Share Price (without regard to any increase or decrease in the price of SFBC Shares since the date of Closing). Where all Vendors are subject to a Claim, all payments received by the Purchaser, the Company or SFBC from the Escrow Agent from the Escrow Fund shall be deemed paid on behalf of each of the Vendors pro rata to their respective Individual Escrow Amounts and in the same form and proportion of cash to SFBC Shares that each Vendor deposited its Individual

Escrow Amount in the Escrow Fund. All payments to the Vendors on an Escrow Release Date from the Escrow Fund shall be made by the Escrow Agent to the Vendors' Representatives (on behalf of all the Vendors) in the same form and proportion of cash to SFBC Shares as such Vendor deposited its Individual Escrow Amount in the Escrow Fund. For example, (i) a Vendor that deposited its Individual Escrow Amount only in cash, shall receive, when entitled to hereunder, from the Escrow Fund any payment only in cash, (ii) a Vendor that deposited its Individual Escrow Amount 70% in cash and 30% in SFBC Shares, shall receive, when entitled to hereunder, any payment from the Escrow Fund, in the form of 70% cash and 30% SFBC Shares. The portion so disbursed on a Release Date to the Vendors' Representatives in SFBC Shares is referred to herein as the "**SFBC Share Portion**". The SFBC Share Portion shall be determined on the basis of an assumed and deemed value of the SFBC Shares that is equal to the SFBC Share Price (namely US$17.51 per SFBC Share converted at a rate of exchange of Canadian dollars into U.S. dollars of 0.6269) and without regard to any increase or decrease in the value of the SFBC Shares since the Closing Date.

## 5. ESCROW RELEASE DATE

5.1 Subject to the requirements set forth in this Agreement, the Escrow Fund shall remain in existence immediately following the Closing Time and shall terminate at 5:00 p.m. on the last Escrow Release Date.

5.2 If on the final scheduled Escrow Release Date there shall remain any unresolved Claims represented by any Escrow Claim Certificates which have been delivered where no corresponding Confirmation Certificate or Arbitration Decision has been delivered or is deemed to have been delivered, that Escrow Release Date shall be extended as required until the date of delivery or deemed delivery of such Confirmation Certificate or Arbitration Decision and any payment required thereunder to the Purchaser, the Company or SFBC has been made; provided, however, that no new Escrow Claim Certificate shall be delivered by the Purchaser following the final scheduled Escrow Release Date.

## 6. STATUS OF ESCROW FUNDS

6.1 The Escrow Agent shall hold and safeguard the Escrow Fund as agent for and on behalf of the Vendors in accordance with the terms of this Agreement during the period that the Escrow Fund remains in existence, and shall hold and dispose of the Escrowed SFBC Shares and Cash Deposits comprising the Escrow Fund only in accordance with the terms hereof. The registered holders of the Escrowed SFBC Shares held in the Escrow Fund shall be treated as the owners of the Escrowed SFBC Shares for all purposes, subject to the terms of this Agreement and the Purchase Agreement. Notwithstanding the previous sentence, while the Escrow Fund remains in existence, each of the Vendors agrees that neither it nor any of its Affiliates or associates will sell, offer to sell, pledge, hypothecate, contract to sell, sell any option or contract to purchase or otherwise enter into any swap or arrangement (a monetization arrangement) which has the effect of transferring all or any portion of the economic benefits of ownership of the Escrowed SFBC Shares.

6.2 Any Escrowed SFBC Shares or other equity securities issued or distributed in respect of the Escrowed SFBC Shares (including in each case shares issued upon a stock split) (collectively, "**New Shares**") then held in the Escrow Fund shall be added thereto and shall remain held in escrow therein for all purposes of this Agreement until the appropriate Escrow Release Date. All cash dividends, if any, paid on Escrowed SFBC Shares shall be paid on all Escrowed SFBC Shares held in the Escrow Fund and shall remain held in escrow therein in accordance with this Agreement until the last Escrow Release Date.

6.3 At any time, and from time to time, from the first Escrow Release Date, each Vendor, provided it shall have given the Purchaser a prior 30 day written notice to this effect, shall have the option to substitute cash for Escrowed SFBC Shares then held by the Escrow Agent on behalf of such Vendor in the Escrow Fund. Such cash for Escrowed SFBC Share substitution shall be effected by the Escrow Agent on the basis of an assumed value of each Escrowed SFBC Share equal to the SFBC Share Price only upon receipt by the Escrow Agent of a certified cheque or bank draft in the amount of the cash required to effect the substitution. Any cash deposited under this Section shall form part of the Escrow Fund and of the Hypothecated Property (as defined hereinafter) and be subject to all of the terms and conditions of this Agreement. Notwithstanding anything to the contrary herein, the cash for Escrowed SFBC Share substitution contemplated above shall be permitted only in respect of minimum tranches of $5,000.

6.4 Each registered holder of Escrowed SFBC Shares held in the Escrow Fund shall have all voting and other contractual rights and obligations with respect to such Escrowed SFBC Shares (and any New Shares having voting rights) for so long as such Escrowed SFBC Shares or other voting securities are held in the Escrow Fund, provided, however, that no such action shall be taken which would impair the effectiveness of the Escrow Fund or of any hypothec granted to the Purchaser under Section 7 or the value of the Escrowed SFBC Shares or which would be inconsistent with or violate the provisions of this Agreement or the Purchase Agreement. Upon the occurrence of an Event of Default (as defined hereinafter) with respect to a hypothec granted by a Grantor to the Purchaser under Section 7, all voting rights attaching to the Escrowed SFBC Shares or other shares forming part of the Hypothecated Property (as defined hereinafter) shall be immediately exercised by the Purchaser or its nominee, and all dividends, distributions and other money payments and dividends in specie or in respect of the Hypothecated Property shall be paid to and retained by the Purchaser.

## 7. HYPOTHEC

7.1 Hypothec - As continuing collateral security for the performance of all of the obligations of each Vendor (other than Sofinov) in favour of the Purchaser under Section 10 of the Purchase Agreement, subject to the procedures set forth in this Agreement (all such obligations hereinabove referred to in this Section 7.1 being herein collectively referred to as the "**Obligations**"), each Vendor other than Sofinov (a "**Grantor**"), hereby hypothecates and charges in favour of the Purchaser, with effect as and from the date of this Agreement, for a principal sum consisting of 125% of each such Grantor's respective Individual Escrow Amount, with interest thereon at the rate of

twenty-five percent (25%) per annum, all of its right, title and interest, present and future, in and to its Escrowed SFBC Shares and the Cash Deposits (including those made in substitution of Escrowed SFBC Shares under Section 6.3 above) made by such Grantor into the Escrow Fund (such Escrowed SFBC Shares and Cash Deposits being herein referred to as the "Assets"), together with all present and future:

7.1.1 receivables, sums of money and other claims arising from or related to deposits of all or any portion of the Cash Deposits into any savings or other accounts maintained with any bank or other financial institution together with all interest earned thereon;

7.1.2 certificates of deposit, bonds, debentures, notes, bills of exchange, titles of indebtedness purchased with the whole or any portion of the Cash Deposits and held by the Escrow Agent together with all income therefrom, interest and dividends thereon, and all accretions, substitutions, renewals, additions or replacements thereto;

7.1.3 rights attached to the Escrowed SFBC Shares and all fruits and revenues of the Assets, including the capital thereof, income therefrom, interest and dividends thereon, accretions thereto and any other proceeds thereof, including proceeds of redemption;

7.1.4 properties, shares, rights, instruments, options or any other instrument or title issued or received in substitution, renewal, addition or replacement of any of the Escrowed SFBC Shares or issued or received on the purchase, redemption, conversion, cancellation or transformation of any of the Escrowed SFBC Shares or received by dividend or otherwise;

7.1.5 proceeds of any sale, assignment or other disposition of the Escrowed SFBC Shares, any claim resulting from such a sale, assignment or other disposition, as well as any property acquired in replacement thereof (it being understood that this Section shall not be interpreted as permitting Vendors to dispose of the property hypothecated herein in contravention of the provisions of this Agreement or the Purchase Agreement); and

7.1.6 title documents, records, receipts, invoices and accounts evidencing the property hypothecated hereunder or relating hereto

(the Assets and the other property described above are herein collectively called the "**Hypothecated Property**").

7.2 Escrow Agent to hold the Hypothecated Property on behalf of the Purchaser – The Purchaser, the Escrow Agent and each Grantor recognize that, pursuant to this Agreement, all original shares, certificates, instruments and other documents evidencing or representing the Escrowed SFBC Shares were delivered to the Escrow Agent along with the Cash Deposit. The Purchaser, the Escrow Agent and each Grantor acknowledge and agree that, as and from the date hereof, the Escrow Agent, shall, in addition to holding the Assets for all purposes set forth in this Agreement with respect

to the Escrow Fund, take delivery and hold the remainder of the Hypothecated Property for the benefit of the Purchaser as security for the obligations secured by the hypothecs created hereunder. Each Grantor further agrees to deliver to the Escrow Agent, original shares, certificates, instruments or other documents evidencing or representing all other Hypothecated Property within 5 days after such Grantor's receipt thereof.

7.3 Grantor to Advise the Purchaser – Each Grantor shall inform the Purchaser on a timely basis of any event or circumstance of the nature referred to in Section 7.1 and shall execute and deliver all such transfers, deeds, documents and other assurances as may in the reasonable opinion of the Purchaser be necessary or desirable to subject the Escrowed SFBC Shares, securities or other proceeds referred to herein to the security constituted hereby.

7.4 Representations and warranties of Grantors – Each Grantor hereby represents and warrants to and in favour of the Purchaser that:

7.4.1 it is the absolute owner of Hypothecated Property by good and valid title, free and clear of all Encumbrances and that the hypothecs herein granted are first ranking hypothecs on the Hypothecated Property;

7.4.2 it has not ceded, assigned, transferred or set over its rights, interest and benefits in the Hypothecated Property to any person nor has it performed any act or executed any other instrument which might prevent the Purchaser from exercising its rights under this Agreement or which would limit the Purchaser in any such rights.

7.5 Encumbrances –Each Grantor shall not create or suffer to exist any hypothec, charge, pledge, priority, prior claim or other Encumbrance on the Hypothecated Property or any part thereof, or any other right whether or not published, capable of defeating or ranking prior to the rights conferred by this Agreement including, without limitation, those set forth in this Section 7.

7.6 Registration and Consent – Each Grantor hereby consents to the registration of the hypothec granted pursuant to this Section 7 on the Register of Personal and Movable Real Rights (the "**Register**") and authorizes the Purchaser and its representatives, agents and legal counsel to register all of the necessary forms, as well as any other required document which may be required in order to register the hypothec in the Register, at the Purchaser's own expense.

7.7 Default and Enforcement

7.7.1 **Effects** – Each of the following events shall constitute an event of default (each hereinafter called "**Event of Default**") with respect to the hypothecs granted under this Section 7:

7.7.1.1 if a Grantor gives a notice of intention to make a proposal to or makes a proposal to its creditors or makes an assignment for the benefit of its creditors, or becomes insolvent or bankrupt or if

any action is commenced or notice given with a view to rendering or declaring a Grantor insolvent or bankrupt; or

7.7.1.2 if any action is taken or notice given by or against a Grantor with a view to the winding up, liquidation, reorganization or relief or protection from creditors of a Grantor including under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors Arrangement Act* (Canada); or

7.7.1.3 if any creditor of a Grantor commences any action or gives any notice with a view to exercising any rights or remedies on or with respect to the Hypothecated Property, including by way of seizure, prior notice, notice of crystallization, taking possession or otherwise, or if a sequestrator is appointed; or

7.7.1.4 the failure of a Grantor to comply with any of its respective obligations or undertakings under Section 10 of the Purchase Agreement, subject to the procedures set forth in this Agreement.

7.7.2 Upon the occurrence of an Event of Default, the security hereby constituted shall become enforceable against the defaulting Grantor and the Purchaser may exercise, at its discretion, without restriction or other prior notice except those required by law, all rights and recourses to which they are entitled in virtue of the present Agreement and by law. In addition, the Escrow Agent shall immediately thereafter deliver to the Purchaser all original shares, certificates, instruments and other documents evidencing or representing the Escrowed SFBC Shares of such Grantor.

7.8 Further Assurances - In the event that the security created under this Section 7 shall have become enforceable and the Purchaser shall have determined or become bound to enforce the same pursuant to Section 7.7.2 of this Agreement, each Grantor will, from time to time, execute and do all such assurances and things as the Purchaser may reasonably require for facilitating the realization of the Hypothecated Property and for exercising all the powers, authorities and discretions hereby conferred upon the Purchaser, or conferred upon it by law and for confirming to any purchaser of the Hypothecated Property or any part thereof, the title to the property so sold to the extent of the Grantor's interest therein, and such Grantor will give all notices and directions which the Purchaser may reasonably consider expedient.

7.9 Release of Hypothecs – The hypothecs created under this Section 7 shall remain in force throughout the existence of the Escrow Fund. Notwithstanding the foregoing, the Purchaser covenants that SFBC Shares for which cash is substituted under Section 6.3 hereof shall be released from the applicable hypothec created under this Section 7. Furthermore, notwithstanding anything herein to the contrary, the Purchaser further covenants that Escrowed SFBC Shares and Cash Deposits that are released from the

Escrow Fund pursuant to Section 4 hereof shall also be released from the applicable hypothec granted pursuant to this Section 7.

## 8. ESCROW AGENT'S DUTIES

8.1 The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth in this Agreement, and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by the Vendors' Representatives and the Purchaser, and no implied duties or obligations shall be read into this Agreement against the Escrow Agent. For greater certainty, the Escrow Agent shall have no liability or responsibility arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party. The Escrow Agent may act and rely and shall be protected in acting and relying or refraining from acting on any instrument, instruction, notice or other document reasonably believed to be genuine and to have been signed or presented by the proper Party or Parties, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

8.2 The Escrow Agent is hereby expressly authorized to disregard any and all warnings of judicial proceedings or similar actions given by any of the Parties or by any other person, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the Parties or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

8.3 The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the Parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

8.4 The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

8.5 In performing any duties under this Agreement, the Escrow Agent shall not be liable to any Party for damages or expenses, except for gross negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, instruction, notice or other document, including any written statement of affidavit provided for in this Agreement that the

Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may retain and consult with legal counsel in connection with the Escrow Agent's duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by him/her in good faith in accordance with the advice of counsel. The Purchaser shall pay or reimburse the Escrow Agent for any reasonable fees, expenses or disbursements of such counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

8.6 If any controversy arises between the Parties, or with any other person, concerning the subject matter of the Purchase Agreement or this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold the Escrow Fund and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent's discretion, the Escrow Agent may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Escrow Agent will not be liable for damages. Furthermore, the Escrow Agent may at its option, at the expense of the Purchaser and the Vendors, file an action of interpleader requiring the parties involved in the controversy to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court the Cash Deposit and all documents and certificates representing Escrowed SFBC Shares held in escrow. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement, including the duty to hold the Hypothecated Property for the benefit of the Purchaser pursuant to Section 7.2.

8.7 The Parties and their respective successors and assigns agree jointly and severally to indemnify and hold the Escrow Agent harmless against any and all claims, damages, liabilities and expenses, including reasonable costs of investigation, counsel fees, and disbursements that may be imposed on the Escrow Agent or incurred by the Escrow Agent in connection with the performance of its duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter, such indemnity to be satisfied by the Purchaser and the Vendors. This right of indemnification shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent. The costs and expenses of enforcing this right of indemnification shall also be paid by the Purchaser and the Vendors.

8.8 The Escrow Agent may be removed from time to time by the Purchaser or the Vendors' Representatives upon not less than 30 days prior written notice (the "**Removal Date**"). The Escrow Agent may resign at any time upon giving at least 30 days written notice to the Purchaser and the Vendors (the "**Resignation Date**"); provided, however, that no such resignation or removal shall become effective until the appointment of a successor escrow agent which shall be accomplished as follows: the Vendors' Representatives and the Purchaser shall use their best efforts to mutually agree on a successor escrow agent within 30 days after receiving such notice. If the Vendors' Representatives and the Purchaser fail to agree upon a successor escrow agent within such time, the Purchaser

shall have the right to appoint a successor escrow agent authorized to do business in the Province of Quebec, Canada. Failing appointment of a successor escrow agent within 30 days of the Removal Date or the Resignation Date, the Escrow Agent shall apply to the Quebec Superior Court for the appointment of a successor escrow agent at the Purchaser and the Vendors' expense. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent, including the duty to hold the Hypothecated Property for the benefit of the Purchaser pursuant to Section 7.2 of this Agreement. Upon such appointment of a successor escrow agent, the Escrow Agent shall be discharged from any further duties and liability under this Agreement. Any successor escrow agent appointed under the terms hereof shall be a trust company authorized to do business as such in the Province of Quebec.

## 9. ESCROW AGENT FEES

9.1 The Purchaser and the Vendors hereby agree to pay the Escrow Agent on an annual basis as set forth below its usual remuneration for its services hereunder and will reimburse the Escrow Agent for any and all expenses and disbursements, including legal fees, expenses and disbursements incurred in the discharge of its duties under this Agreement. All Escrow Agent Fees and expenses shall be paid or reimbursed as follows: Purchaser (50%) and the Vendors (50%). All Escrow Agent fees and expenses, as described in Schedule 2 hereof, shall be payable by the Purchaser and the Vendors on the Escrow Release Dates, and, in the case of the Vendors, shall be paid out of the Release Amount for that particular Escrow Release Date, as set forth in Section 4.2 of this Agreement. In the event that a Release Amount on any Escrow Release Date is insufficient to pay the Vendors' share of the Escrow Agent fees and expenses payable on such Escrow Release Date, the Escrow Agent shall submit an invoice for such fees and expenses to the Vendors.

## 10. TERMINATION AND AMENDMENT

10.1 This Agreement shall not be revoked, rescinded or modified as to any of its terms and conditions except by consent in writing assented to by the Escrow Agent and signed by all other Parties.

10.2 This Agreement shall terminate upon the release by the Escrow Agent from escrow of all of the Escrowed SFBC Shares and cash from the Escrow Fund in accordance with the terms hereof.

10.3 This Agreement may be amended with or without the approval of the Escrow Agent for the purpose of evidencing the succession to the Escrow Agent of another escrow agent and the transfer to and assumption by any such successor of the rights, privileges and obligations of the Escrow Agent hereunder.

## 11. NOTICE

11.1 **Notices** - All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given upon receipt or, if earlier, (a) upon delivery, if delivered by hand, (b) 5 Business Days after the Business Day of deposit with a nationally recognized courier for overnight delivery, freight prepaid, (c) one Business Day after the Business Day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, or (d) 5 Business Days after the Business Day of mailing by first class mail, postage prepaid; and shall be addressed to the address set forth below (or at such other address as a Party may designate by 15 days advance written notice to the other Party pursuant to the provisions above):

1. if to the Purchaser, to:

SFBC Canada, Inc.
c/o SFBC International, Inc.
11190 Biscayne Boulevard
Miami, Florida 33181

Attention: CEO

Fax: (305) 895-8616

with a copy to:

Osler, Hoskin & Harcourt LLP
800 René-Lévesque Boulevard West
Suite 800
Montreal, Quebec
H3B 1X9

Attention: Shahir Guindi

Fax: (514) 904-8101

2. in the case of the Vendors, to each of the Vendors' Representatives as follows:

Marc LeBel
2050 René-Lévesque Boulevard West
Sainte-Foy, Quebec
G1V 2K8

Fax: (418) 688-5264

and

Maurice Provencher
2201 Chemin St-Louis

Apt. 704
Sillery, Quebec
G1T 1P9

Fax: (418) 527-8333

and

Sofinov Société Financière d'Innovation Inc.
1801 McGill College
13th Floor
Montreal, Quebec
H3A 2N4

Attention: President

Fax: (514) 847-2628

3. If to the Escrow Agent, to :

The Trust Company of Bank of Montreal
630 René-Lévesque Boulevard West
Suite 3200
Montreal, Quebec
H3B 1S6

Attention: Ghislain Roux

Fax: (514) 877-7318

## 12. ESCROW AGENT

12.1 In order to permit the Escrow Agent to carry out its obligations hereunder the other Parties hereby specifically authorize and direct the Escrow Agent to make the stipulated payments or to take the stipulated actions in accordance with the provisions of this Agreement.

12.2 The Escrow Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Escrow Agent hereunder (including, for each particular Vendor) and the receipt, investment, reinvestment and disbursement of the Escrow Fund, and shall provide to the Purchaser and the Vendors' Representatives records and statements thereof periodically upon request.

12.3 In the exercise and discharge of it rights and duties hereunder, the Escrow Agent shall act honestly and in good faith with a view to the best interests of the persons having an interest in the Escrow Fund and shall exercise that degree of care, diligence and skill

that a reasonably prudent escrow agent would exercise in comparable circumstances. The Escrow Agent shall not be relieved from liability for its own negligent action, negligent failure to act or fraud. The Escrow Agent shall incur no liability for any diminution in the value of the Escrow Fund.

12.4 The Escrow Agent hereby accepts the covenants, trusts and obligations in this Agreement declared and provided for and agrees to perform the same upon the terms and conditions hereinbefore set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby in trust for the benefit of the persons having an interest in the Escrow Fund.

12.5 The Escrow Agent represents that at the time of the execution and delivery hereof no material conflict of interest exists in the Escrow Agent's role as an escrow agent hereunder (including as holder of the Hypothecated Property for the benefit of the Purchaser) and agrees that in the event of a material conflict of interest arising hereafter it shall, within 30 days after ascertaining that it has such a material conflict of interest, either eliminate such conflict or resign as Escrow Agent hereunder. In the event of such a conflict of interest, the Escrow Agent may seek directions from (and determine not to act pending the receipt of such directions from) the Quebec Superior Court and shall incur no liability whatsoever in such circumstances for such inaction.

12.6 The Escrow Agent may in its personal or any other capacity invest in, lend on, deal in and hold securities of any of the other Parties, and generally may contract with the other Parties and any of their affiliates without being liable to account for any profit or gain realized thereby.

## 13. GENERAL

13.1 Vendors' Representatives

Without limiting the generality of the Purchase Agreement, the Vendors hereby appoint Mr. Marc LeBel, Mr. Maurice Provencher and Sofinov (collectively, the "**Vendors' Representatives**") as their representatives and mandataries hereunder and expressly agree that (i) all the Vendors shall be bound by any action taken or document signed and delivered by all of the Vendors' Representatives (or by any two of them in certain circumstances as provided in Section 3.1 of this Agreement), in such capacity and on behalf of all the Vendors, including any notice, consent or approval required or permitted to be given, in connection with this Agreement, and (ii) the Purchaser and the Escrow Agent shall be entitled to rely on any action taken or document signed and delivered by all of the Vendors' Representatives (or by any two of them in certain circumstances as provided in Section 3.1 of this Agreement), in such capacity and on behalf of all the Vendors.

The Vendors may, at any time, replace any or all of the Vendors' Representatives, or reduce or increase their number, as the case may be, by giving to the Purchaser or The Escrow Agent, to the Escrow Agent and to the Vendors' Agent, a written notice of such change (indicating the name and address of any new Vendors' Representative) signed

by Vendors who held a majority of the voting Purchased Shares immediately prior to the Closing Date.

13.2 Governing Law and Attornment

(a) This Agreement was negotiated in the Province of Quebec and executed and delivered by the Parties in the Province of Quebec, which province the Parties agree has a substantial relationship to the Parties and to the underlying transaction embodied hereby, and in all respects, including, without limiting the generality of the foregoing, matters of construction, validity and performance, this Agreement and the obligations arising hereunder shall be governed by, and construed in accordance with, the laws of the Province of Quebec applicable to contracts made and performed in such province and any applicable law of Canada (without regard to principles of conflict laws). The Parties each hereby unconditionally and irrevocably waive any claim to assert that the law of any other jurisdiction governs this Agreement.

(b) For the purpose of all legal proceedings, this Agreement will be deemed to have been performed in the Province of Quebec and the courts of the Province of Quebec will have jurisdiction to entertain any action arising under this Agreement. The Parties each hereby attorn to the jurisdiction of the courts of the Province of Quebec located in the City of Montreal.

13.3 Agreement Binding - This Agreement will enure to the benefit of and be binding upon each of the Parties and their successors and permitted assigns. This Agreement may not be assigned by any Party without the prior consent in writing of all other Parties, not to be unreasonably withheld or delayed.

13.4 Severability - If any clause or part thereof in this Agreement shall be illegal, it shall be considered separate and severable from this Agreement and the remaining provisions shall remain in full force and effect and shall be binding upon the Parties as though the said clause or part thereof had never been included, providing that this Agreement as thus modified remains operable.

13.5 Counterparts - This Agreement and any amendment, supplement, restatement or termination of any provision of this Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

13.6 No act, omission, delay, acquiescence or course of conduct on the part of any of the Parties, other than a specific written instrument, shall constitute a waiver of or consent to any breach or default by the other Party or Parties, as the case may be.

13.7 Each of the Parties shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

13.8 The Parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, including notices, schedules and authorizations, have been and shall be drawn up in the English language only. *Les signataires confirment leur volonté que la présente convention, de même que tous les documents s'y rattachant, y compris tout avis, annexe et autorisation, soient rédigés en anglais seulement.*

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

**SFBC CANADA, INC.**

By: ______________________________

David Natan

President and Secretary

**THE TRUST COMPANY OF BANK OF MONTREAL**

By: ______________________________

Ghislain Roux
Director, Trust Services

______________________________

By: Serge Tanguay
Manager, Trust

**SOFINOV SOCIÉTÉ FINANCIÈRE D'INNOVATION INC.**

By: ______________________________
Julie Tremblay

By: ______________________________
Pierre Cantin

**GESTION M&D PROVENCHER INC.**

By: ______________________________
Maurice Provencher
President

**FREGICO INC.**

By: ______________________________
Julien Dufour
President

**GESTION MARC LEBEL INC.**

By: ______________________________
Marc LeBel
President

MARC LEBEL

FRANÇOIS VALLÉE

JEAN MARIER

ROBERT GOYER

SERGE CARRIÈRE

GUYLAINE PERRON

JOHANE B. CHAMPAGNE

STÉPHANE MARIN

ÉRIC MASSON

NICOLA STEPHAN D'ULISSE

______________________________
**DENIS HACHÉ**

______________________________
**JEAN COUTURE**

## SCHEDULE 1

| Vendors' names | Cash Deposit | Share Portion | # of SFBC Shares | Individual Escrow Amount |
|---|---|---|---|---|
| Sofinov Société Financière d'Innovation Inc. | $ 1,303,408.22 | $ - | - | $ 1,303,408.22 |
| Gestion M&D Provencher Inc. | 668,389.99 | - | - | 668,389.99 |
| Fregico Inc. | 668,389.99 | - | - | 668,389.99 |
| Gestion Marc Lebel Inc. | - | 417,581.43 | 14,951.00 | 417,581.43 |
| Marc Lebel | - | 360,576.30 | 12,910.00 | 360,576.30 |
| [*] | - | [*] | [*] | [*] |
| Jean Marier | 572,905.70 | - | - | 572,905.70 |
| Robert Goyer | 20,672.35 | - | - | 20,672.35 |
| Serge Carrière | 20,672.35 | - | - | 20,672.35 |
| [*] | - | [*] | [*] | [*] |
| [*] | - | [*] | [*] | [*] |
| [*] | - | [*] | [*] | [*] |
| [*] | - | [*] | [*] | [*] |
| [*] | - | [*] | [*] | [*] |
| [*] | - | [*] | [*] | [*] |
| [*] | - | [*] | [*] | [*] |
| | $ 3,254,438.60 | $ 1,445,740.59 | $ 51,763.00 | $ 4,700,179.19 |

**[*] Confidential portions omitted and filed separately with the Commission.**

# SCHEDULE 2

The Escrow Agent fees and expenses which shall be paid on the Escrow Release Dates to the Escrow Agent for its services shall be as follows:

**VENDORS' AGENT**

For its services performed in the capacity of agent of the Vendors, the Escrow Agent shall be entitled to a set up fee of 7 basis points plus applicable taxes payable at the time the Escrow Agreement is signed or shortly after. The set up fee shall be based on the value of the disbursements at inception and subject to a minimum fee of $30,000. All Vendors' Agent fees and expenses shall be paid or reimbursed as follows: Purchaser (50%) and the Vendors (50%).

**ESCROW AGENT**

For its services performed in the capacity of Escrow Agent:

Annual Fee

For the first 2 years, the Escrow Agent shall be entitled to an annual compensation of 70 basis points plus applicable taxes, payable on the anniversary date of the Escrow Agreement. The annual compensation will be based on the market value of the accounts and subject to an aggregate minimum annual fee of $32,000. The charges will be prorated as specified in the Escrow Agreement.

For the following years, the aggregate minimum annual fee will be $15,000.00, plus applicable taxes. The payable date and calculation method will be the same as for the first 2 years.

Special Services

The Escrow Agent shall be entitled to additional compensation at the hourly rate of $175.00 plus applicable taxes should it be necessary to render services for the administration of the Escrow Agreement that are beyond the scope of those services specifically designated in the Escrow Agreement.

Reimbursement of expenses

The Escrow Agent is to be entitled to reimbursement for all reasonable out-of-pocket expenses incurred in the administration of the Escrow Agreement.

## SCHEDULE 3.2

## PURCHASE PRICE AND ESCROW ALLOCATION

See document attached hereto.

**ANAPHARM INC**

31-Dec-01

**AVANCES AUX ACTIONNAIRES**

| | REMBOURSEMENT À COMPTER DE LA PAYER TERMINÉ LE 31 JANVIER 2002 | | | | | | |
|---|---|---|---|---|---|---|---|
| | [*] | [*] | [*] | [*] | [*] | TOTAL | |
| remboursement par période paye | $ [*] | $ [*] | $ [*] | $ [*] | $ [*] | $ 592.64 | 00-10-01300 |
| accru intérêt (T=5.5%) | $ [*] | $ [*] | $ [*] | $ [*] | $ [*] | 140.41 | intérêt |
| | $ [*] | $ [*] | $ [*] | $ [*] | $ [*] | $ 733.05 | |

**solde en date du**
**28 février (incluant le remboursement**
**du 28 février 2002)**

| [*] | [*] | [*] | [*] | [*] | 64,182.47 $ |
|---|---|---|---|---|---|

**Il n'y aura pas de remboursement en mars**

[*] Confidential portions omitted and filed separately with the Commission.

## SCHEDULE 3.7

## ALLOCATION OF PURCHASE PRICE

See document attached hereto.

## Schedule 3.7

| Vendors' names | Shareholding in the Company | % | Individual Base Amount: Total | Individual Base Amount: Share Portion (2-year restriction) | Individual Base Amount: # of shares | Individual Base Amount: Cash Portion | *Option* Receipts | Base Share Allocation: Total | Base Share Allocation: Share Portion (1 year restriction) | Base Share Allocation: # of shares | Base Share Allocation: Cash Portion | Total Purchase Price |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Sofinov Société Financière d'Innovation inc. | 1,365,050 | 32.3219% | $ 12,202,119.51 | $ - | - | $ 12,202,119.51 | $ 328,125.45 | $ 554,641.80 | | | $ 554,641.80 | $ 13,084,886.76 |
| Gestion M&D Provencher inc. : | 700,000 | 16.5747% | 6,257,267.98 | - | - | 6,257,267.98 | 168,263.30 | 284,421.27 | | | 284,421.27 | 6,709,952.55 |
| Fregico inc. : | 700,000 | 16.5747% | 6,257,267.98 | - | - | 6,257,267.98 | 168,263.30 | 284,421.27 | | | 284,421.27 | 6,709,952.55 |
| Gestion Marc Lebel inc. : | 437,330 | 10.3552% | 3,909,272.86 | 1,172,780.70 | 41,990.00 | 2,736,492.16 | 105,123.70 | 177,694.22 | 177,690.66 | 6,362.00 | 3.56 | 4,192,090.78 |
| Marc Lebel : | 377,620 | 8.9413% | 3,375,527.91 | 1,012,658.01 | 36,257.00 | 2,362,869.90 | 90,770.84 | 153,433.09 | 153,419.49 | 5,493.00 | 13.60 | 3,619,731.84 |
| [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] |
| Jean Marier : | 600,000 | 14.2069% | 5,363,372.55 | - | - | 5,363,372.55 | 144,225.67 | 243,789.67 | | | 243,789.67 | 5,751,387.89 |
| Serge Carrière | 21,650 | 0.5126% | 193,528.36 | - | - | 193,528.36 | 5,204.14 | 8,796.74 | | | 8,796.74 | 207,529.24 |
| Robert Goyer | 21,650 | 0.5126% | 193,528.36 | - | - | 193,528.36 | 5,204.14 | 8,796.74 | | | 8,796.74 | 207,529.24 |
| [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] |
| [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] |
| [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] |
| [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] |
| [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] |
| [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] |
| [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] | [*] |
| | 4,223,300 | 100.0000% | $ 37,751,885.51 | $ 2,185,438.71 | 78,247.00 | $ 35,566,446.80 | $ 1,015,180.54 | $ 1,715,994.80 | $ 331,110.15 | 11,855.00 | $ 1,384,884.65 | $ 40,483,060.85 |

***[*] Confidential portions omitted and filed separately with the Commission.***

## SCHEDULE 4.19

## MAJORS SUPPLIERS AND CUSTOMERS

| SUPPLIERS | CUSTOMERS |
|---|---|
| **Agilent Technologies** | **See document attached hereto** |
| **Applied Biosystems inc.** | |
| **Applied Clinical Trials** | |
| **Bell Canada** | |
| **Bon-Air** | |
| **Brindamour** | |
| **Canneberra Packard** | |
| **Claude Néon** | |
| **Clic Net** | |
| **Communications Voir** – Advertisement (July 5. 2001 to July 11, 2002) | |
| **Empro** | |
| **Genex Communications inc. (CHOI FM)** | |
| **Impact Campus** | |
| **Integrated Research, Inc. -** | |
| **Journal de Montréal** – Advertisement (May 17, 2001 to May 17, 2002) | |
| **Journal de Québec** – Advertisement (January 1, 2001 to January 1, 2002) | |
| **Libert** | |
| **Marcotte Multimédia inc.** | |
| **Métro** | |
| **Québec Pare-Flammes** | |
| **Québec Télécommunications** | |
| **PDI** | |
| **Perkin Elmer** | |
| **Probelle** | |
| **Protectron** | |
| **R&D Directions** | |
| **Tempco** | |
| **Université Laval** | |
| **Vulcain** | |
| **Varian** | |
| **VWR** | |

**ANAPHARM INC**

**SALES ROLLING 12 MONTHS**

*February 2001* to January 2002

**4.19**

**CUSTOMERS**

| Sum of VENTES | | | |
|---|---|---|---|
| Continent | Client | | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| Autres pays Total | | | [*] |
| Canada | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| Canada Total | | | [*] |
| Europe | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| Europe Total | | | [*] |
| USA | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| USA Total | | | [*] |
| **Grand Total** | | [*] | |
| | | [*] | [*] |

[*] Confidential portions omitted and filed separately with the Commission.

**ANAPHARM INC**

**SALES ROLLING 12 MONTHS**

February 2001 to January 2002

| 4.19 |
|---|
| CUSTOMERS |

| Sum of VENTES | | | |
|---|---|---|---|
| Continent | Client | | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| Autres pays Total | | | [*] |
| Canada | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| Canada Total | | | [*] |
| Europe | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| Europe Total | | | [*] |
| USA | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| | [*] | [*] | |
| USA Total | | | [*] |
| **Grand Total** | | [*] | |
| | | [*] | [*] |

(*) Confidential portions omitted and filed separately with the Commission.

ANAPHARM INC.
Suppliers with purchase volume greather than 30 000 $
For the period of February 1 2001 to January 31 2002

**SUPPLIER 4.19**

| Supplier | Amount | Currency |
|---|---|---|
| [*] | [*] | US |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | US |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | US |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |

ANAPHARM INC.
Suppliers with purchase volume greather than 30 000 $
For the period of February 1 2001 to January 31 2002

**SUPPLIER 4.19**

| | | |
|---|---|---|
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | US |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | US |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | US |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | US |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |
| [*] | [*] | CDN |

**[*] Confidential portions omitted and filed separately with the Commission.**

## PROJECT TRACKING



| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1 | [*] | 99041 | A/S | | |
| 5 | | | | | |
| 6 | | | | | |
| 7 | | | | | |
| 8 | | | | | [*] |
| 9 | | | | | |
| 314 | [*] | 00207 Gr5 | C/A/S | [*] | |
| 317 | | | | | |
| 318 | | | | | |
| 319 | | | | | |
| 320 | | | | | |
| 321 | [*] | 00238 | C/S | | |
| 329 | | | | | |
| 330 | | | | | |
| 331 | | | | | |
| 332 | | | | | |
| 333 | [*] | 00282 | A | [*] | [*] |
| 337 | | | | | |
| 338 | | | | | |
| 339 | | | | | |
| 340 | | | | | |
| 341 | | | | | |
| 342 | | | | | |
| 343 | | | | | |
| 344 | | | | | |
| 345 | | | | | |
| 346 | | | | | |
| 347 | | | | | |
| 348 | | | | [*] | |
| 349 | | | | | |
| 350 | | | | | [*] |
| 351 | [*] | 00297 | C/A/S | | |
| 355 | | | | | |
| 356 | | | | | |
| 357 | | | | | |
| 361 | | | | | |



* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 362 | | | | | |
| 363 | | | | | |
| 364 | | | | | |
| 365 | | | | | |
| 366 | | | | | |
| 367 | | | | | |
| 368 | | 00298 | C/A/S | | |
| 376 | | | | | |
| 377 | | | | | |
| 381 | | | | | |
| 382 | | | | | |
| 383 | | | | | |
| 384 | | 00299 | C/A/S | | |
| 392 | | | | | |
| 393 | | | | | |
| 397 | | | | | |
| 398 | | | | | |
| 399 | | 00309 | S | | |
| 400 | | | | | |
| 401 | | | | | |
| 402 | | | | | |
| 403 | | | | | |
| 404 | | | | | |
| 405 | | | | | |
| 406 | | 00340 | C/A/S | | |
| 414 | | | | | |
| 415 | | | | | |
| 419 | | | | | |
| 420 | | | | | |
| 421 | | 01108 | A/S | | |
| 422 | | | | | |
| 423 | | 01113 Gr1 | C/A/S | | |
| 441 | | | | | |
| 442 | | | | | |
| 443 | | | | | |
| 447 | | | | | |



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 448 | | | | | |
| 449 | [*] | 01113 Gr2 | C/A. | | |
| 450 | | | | | |
| 451 | | | | | |
| 452 | | | | | |
| 453 | | | | | |
| 454 | [*] | 01113 Gr3 | C/A/ | | |
| 455 | | | | | |
| 456 | | | | | |
| 457 | | | | | |
| 458 | | | | | |
| 459 | [*] | 01113 Gr4 | C/A/S | | |
| 460 | | | | | |
| 461 | | | | | |
| 462 | | | | | |
| 463 | | | | | |
| 464 | | | | | |
| 465 | | | | | |
| 466 | | | | | |
| 2159 | [*] | 01126 | A | | |
| 2162 | | | | | |
| 2164 | | | | | |
| 2165 | | | | | |
| 467 | [*] | 01136 | C/A/S | | |
| 475 | | | | | |
| 476 | | | | | |
| 480 | | | | | |
| 481 | | | | | |
| 482 | | | | | |
| 483 | | | | | |
| 484 | | | | | |
| 485 | [*] | 01153 | C/A/S | | |
| 493 | | | | | |
| 494 | | | | | |
| 498 | | | | | |
| 499 | | | | | |

# PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 500 | | | | | |
| 2166 | [*] | 01180 | A/S | | |
| 2170 | | | | | |
| 2171 | | | | [*] | [*] |
| 2172 | | | | | |
| 2173 | | | | | |
| 2174 | [*] | 01181 | A/S | | |
| 2178 | | | | | |
| 2179 | | | | | |
| 2180 | | | | | |
| 2181 | [*] | 01182 | A | | |
| 2182 | | | | | |
| 2183 | | | | | |
| 2184 | | | | | |
| 2188 | | | | | |
| 2189 | | | | | |
| 501 | [*] | 01183 | C/A/S | | |
| 509 | | | | | |
| 510 | | | | [*] | [*] |
| 514 | | | | | |
| 515 | | | | | |
| 516 | [*] | 01191 | C/A/S | | |
| 524 | | | | | |
| 525 | | | | | |
| 526 | | | | | |
| 530 | | | | | |
| 531 | | | | | |
| 532 | | | | | |
| 533 | [*] | 01192 | C/A/S | | |
| 541 | | | | | |
| 542 | | | | | |
| 546 | | | | | |
| 547 | | | | [*] | [*] |
| 548 | | | | | |
| 549 | | | | | |
| 550 | [*] | 01193 | C/A/S | | |



* Confidential portions omitted and filed separately with the Commission

* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 558 | | | | | |
| 559 | | | | | |
| 563 | [*] | 01196 | C/A/S | [*] | [*] |
| 567 | | | | | |
| 568 | | | | | |
| 572 | | | | | |
| 573 | | | | | |
| 574 | | | | | |
| 575 | | | | | |
| 576 | [*] | 01196 MINI | C/A/S | | |
| 577 | | | | | |
| 578 | [*] | 01201 | C/A/S | | |
| 586 | | | | | |
| 587 | | | | | |
| 591 | | | | | |
| 592 | | | | | |
| 593 | | | | | |
| 594 | [*] | 01206 | C/A/S | [*] | [*] |
| 598 | | | | | |
| 599 | | | | | |
| 600 | | | | | |
| 601 | | | | | |
| 605 | | | | | |
| 606 | | | | | |
| 607 | | | | | |
| 608 | | | | | |
| 609 | [*] | 01230 | C/A/S | | |
| 617 | | | | | |
| 618 | | | | | |
| 622 | | | | | |
| 623 | | | | | |
| 624 | | | | | |
| 625 | [*] | 01237 | C/A/S | [*] | [*] |
| 633 | | | | | |
| 634 | | | | | |
| 635 | | | | | |

* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 636 | | | | | |
| 640 | | | | | |
| 641 | | | | | |
| 642 | [*] | 01238 | C/A/S | [*] | [*] |
| 650 | | | | | |
| 651 | | | | | |
| 655 | | | | | |
| 656 | | | | | |
| 2190 | [*] | 01240 | A | | |
| 2194 | | | | | |
| 2195 | | | | | |
| 2196 | [*] | 01241 | A | | |
| 2200 | | | | | |
| 2201 | | | | | |
| 2202 | [*] | 01242 | A | | |
| 2206 | | | | | |
| 2207 | | | | | |
| 657 | [*] | 01243 Gr1 | C/A/S | [*] | [*] |
| 661 | | | | | |
| 665 | | | | | |
| 669 | | | | | |
| 670 | | | | | |
| 671 | [*] | 01243 Gr2 | C/A/S | | |
| 672 | | | | | |
| 673 | | | | | |
| 674 | | | | | |
| 675 | | | | | |
| 676 | [*] | 01255 | S | | |
| 677 | | | | | |
| 678 | | | | | |
| 679 | [*] | 01256 | A | | |
| 680 | | | | | |
| 684 | | | | | |
| 2208 | [*] | 01261 | A | [*] | [*] |
| 2209 | | | | | |
| 2213 | | | | | |

* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 2214 | | | | | |
| 685 | [*] | 01267 | C/A/S | [*] | [*] |
| 693 | | | | | |
| 694 | | | | | |
| 698 | | | | | |
| 699 | | | | | |
| 700 | [*] | 01271 | C/A/S | [*] | [*] |
| 708 | | | | | |
| 709 | | | | | |
| 713 | | | | | |
| 714 | | | | | |
| 715 | | | | | |
| 716 | | | | | |
| 717 | [*] | 01272 | C/A/S | [*] | [*] |
| 725 | | | | | |
| 726 | | | | | |
| 730 | | | | | |
| 731 | | | | | |
| 732 | | | | | |
| 733 | | | | | |
| 734 | [*] | 01273 | C/A/S | [*] | [*] |
| 742 | | | | | |
| 743 | | | | | |
| 747 | | | | | |
| 748 | | | | | |
| 749 | | | | | |
| 750 | | | | | |
| 751 | [*] | 01275 | C/A/S | [*] | [*] |
| 759 | | | | | |
| 760 | | | | | |
| 764 | | | | | |
| 765 | | | | | |
| 766 | | | | | |
| 767 | [*] | 01276 | C/A/S | [*] | [*] |
| 775 | | | | | |
| 776 | | | | | |



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 780 | | | | [*] | [*] |
| 781 | | | | | |
| 782 | | | | | |
| 783 | | | | | |
| 784 | [*] | 01277 | C/A/S | | |
| 792 | | | | | |
| 793 | | | | | |
| 797 | [*] | 01283 Gr1 | C/A/S | | |
| 805 | | | | | |
| 806 | | | | | |
| 810 | [*] | 01283 Gr2 | | | |
| 811 | | | | | |
| 812 | | | | | |
| 813 | [*] | 01285 | C/A/S | | |
| 821 | | | | | |
| 822 | | | | | |
| 826 | | | | | |
| 827 | | | | | |
| 828 | [*] | 01286 | C/A/S | | |
| 836 | | | | | |
| 837 | | | | | |
| 841 | | | | | |
| 842 | | | | | |
| 843 | [*] | 01287 | C/A/S | | |
| 851 | | | | | |
| 852 | | | | | |
| 856 | | | | | |
| 857 | | | | | |
| 858 | [*] | 01289 gr1 | C/A/S | | |
| 866 | | | | | |
| 867 | | | | | |
| 871 | [*] | 01289 gr2 | C/A/S | | |
| 872 | | | | | |
| 873 | | | | | |
| 874 | | | | | |
| 875 | | | | | |



* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 2215 | | 01290 | A | | |
| 2216 | | | | | |
| 2217 | | | | | |
| 876 | | 1291 gr1 | C | | |
| 877 | | | | | |
| 878 | | | | | |
| 879 | | | | | |
| 880 | | | | | |
| 881 | | | | | |
| 882 | | | | | |
| 883 | | | | | |
| 884 | | 01291 gr2 | C | | |
| 885 | | | | | |
| 886 | | | | | |
| 887 | | | | | |
| 888 | | | | | |
| 889 | | | | | |
| 890 | | | | | |
| 891 | | | | | |
| 892 | | 01291 gr3 | C | | |
| 893 | | | | | |
| 894 | | | | | |
| 895 | | | | | |
| 896 | | | | | |
| 897 | | | | | |
| 898 | | | | | |
| 899 | | | | | |
| 900 | | 01291 gr4 | C | | |
| 901 | | | | | |
| 902 | | | | | |
| 903 | | | | | |
| 904 | | | | | |
| 905 | | | | | |
| 906 | | | | | |
| 907 | | | | | |
| 908 | | 01292 | | | |



* Confidential portions omitted and filed separately with the Commission

* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 913 | | | | | |
| 914 | | | | | |
| 915 | | | | | |
| 916 | [*] | 01293 | | [*] | [*] |
| 921 | | | | | |
| 922 | | | | | |
| 923 | | | | | |
| 924 | [*] | 01294 | C/A/S | | |
| 932 | | | | | |
| 933 | | | | | |
| 940 | | | | | |
| 941 | | | | | |
| 942 | | | | | |
| 943 | | | | | |
| 944 | | | | | |
| 945 | [*] | 01295 | | | |
| 953 | | | | [*] | [*] |
| 954 | | | | | |
| 961 | | | | | |
| 962 | | | | | |
| 963 | | | | | |
| 964 | | | | | |
| 965 | [*] | 01296 | C/A/S | | |
| 973 | | | | | |
| 974 | | | | | |
| 978 | | | | | |
| 979 | | | | | |
| 980 | | | | | |
| 981 | | | | | |
| 982 | [*] | 01297 | A | [*] | [*] |
| 983 | | | | | |
| 984 | | | | | |
| 985 | [*] | 01298 | A | | |
| 986 | | | | | |
| 990 | | | | | |
| 991 | | | | | |



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 992 | Sedma Inc. | 01299 | C/A/S | | |
| 1000 | | | | | |
| 1001 | | | | | |
| 1005 | | | | | |
| 1006 | | | | | |
| 1007 | | | | | |
| 1008 | | 01300 | | | |
| 1011 | | | | | |
| 1012 | | | | | |
| 1013 | | | | | |
| 1014 | | | | | |
| 1015 | | 01301 | C/A/S | | |
| 1023 | | | | | |
| 1024 | | | | | |
| 1028 | | | | | |
| 1029 | | | | | |
| 1030 | | | | | |
| 1031 | | 01302 | C/A/S | | |
| 1039 | | | | | |
| 1040 | | | | | |
| 1044 | | | | | |
| 1045 | | | | | |
| 1046 | | | | | |
| 1047 | | 01303 | C/A/S | | |
| 1055 | | | | | |
| 1056 | | | | | |
| 1060 | | | | | |
| 1061 | | | | | |
| 1062 | | | | | |
| 1063 | | 01304 | C/A/S | | |
| 1071 | | | | | |
| 1072 | | | | | |
| 1076 | | | | | |
| 1077 | | | | | |
| 1078 | | | | | |
| 1079 | | 01305 | C/A/S | | |



* Confidential portions omitted and filed separately with the Commission

* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1087 | | | | | |
| 1088 | | | | | |
| 1092 | | | | | |
| 1093 | | | | | |
| 1094 | | | | | |
| 1095 | [*] | 01306 | C/A/S | | |
| 1103 | | | | | |
| 1104 | | | | | |
| 1108 | | | | | |
| 1109 | | | | | |
| 1110 | | | | | |
| 1111 | [*] | 01308 | C/A/S | | |
| 1119 | | | | | |
| 1120 | | | | | |
| 1121 | [*] | 01311 | C/A/S | | |
| 1129 | | | | | |
| 1130 | | | | | |
| 1134 | | | | | |
| 1135 | | | | | |
| 1136 | [*] | 01312 | A/S | | |
| 1137 | | | | | |
| 1138 | | | | | |
| 1139 | | | | | |
| 1140 | | | | | |
| 1141 | | | | | |
| 1142 | [*] | 01313 | C/A/S | | |
| 1150 | | | | | |
| 1151 | | | | | |
| 1155 | | | | | |
| 1156 | | | | | |
| 1157 | [*] | 01314 | C/A/S | | |
| 1165 | | | | | |
| 1166 | | | | | |
| 1170 | | | | | |
| 1171 | | | | | |
| 1172 | [*] | 01315 | C/A/S | | |



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1180 | | | | | |
| 1181 | | | | | |
| 1185 | | | | | |
| 1186 | | | | | |
| 1187 | | | | | |
| 1188 | | | | | |
| 1189 | | 01317 | S | | |
| 1190 | | | | | |
| 1191 | | 01318 | S | | |
| 1192 | | | | | |
| 1193 | | 01319 | S | | |
| 1194 | | | | | |
| 1195 | | 01320 | C/A/S | | |
| 1203 | | | | | |
| 1204 | | | | | |
| 1211 | | | | | |
| 1212 | | | | | |
| 1213 | | 01321 | C/A/S | | |
| 1221 | | | | | |
| 1222 | | | | | |
| 1229 | | | | | |
| 1230 | | | | | |
| 1231 | | | | | |
| 1232 | | 01322 Gr1 | C/A/S | | |
| 1240 | | | | | |
| 1241 | | | | | |
| 1245 | | 01322 Gr2 | C/A/S | | |
| 1246 | | | | | |
| 1247 | | | | | |
| 1248 | | | | | |
| 1249 | | | | | |
| 1250 | | | | | |
| 1251 | | | | | |
| 1252 | | 01323 | C/A/S | | |
| 1260 | | | | | |
| 1261 | | | | | |



* Confidential portions omitted and filed separately with the Commission

## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1265 | | | | | |
| 1266 | | | | | |
| 1267 | | | | | |
| 1268 | | | | | |
| 1269 | [*] | 01324 | C/A/S | [*] | [*] |
| 1277 | | | | | |
| 1278 | | | | | |
| 1279 | [*] | 01325 | C/A/S | | |
| 1287 | | | | | |
| 1288 | | | | | |
| 1289 | | | | | |
| 1290 | | | | | |
| 1291 | | | | | |
| 1292 | | | | | |
| 1293 | [*] | 01326 | S | | |
| 1294 | | | | | |
| 1295 | [*] | 01331 | C/A/S | | |
| 1303 | | | | | |
| 1304 | | | | [*] | [*] |
| 1308 | | | | | |
| 1309 | | | | | |
| 1310 | | | | | |
| 1311 | [*] | 01332 | C/A/S | | |
| 1319 | | | | | |
| 1320 | | | | | |
| 1324 | | | | | |
| 1325 | | | | | |
| 1326 | | | | | |
| 1327 | [*] | 01335 | C/A/S | | |
| 1330 | | | | | |
| 1331 | | | | | |
| 1332 | [*] | 01341 | A/S | [*] | [*] |
| 1333 | | | | | |
| 1337 | | | | | |
| 1338 | | | | | |
| 1339 | | | | | |



* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1340 | | | | | |
| 1341 | | 01342 | A/S | | |
| 1342 | | | | | |
| 1346 | | | | | |
| 1347 | | | | | |
| 1348 | | | | | |
| 1349 | | | | | |
| 1350 | | 01343 | | | |
| 1353 | | | | | |
| 1354 | | | | | |
| 1355 | | | | | |
| 1356 | | 01344 Gr1 | C/A/S | | |
| 1364 | | | | | |
| 1365 | | | | | |
| 1372 | | 01344 Gr2 | C/A/S | | |
| 1373 | | | | | |
| 1374 | | | | | |
| 1375 | | 01345 Gr1 | C/A/S | | |
| 1383 | | | | | |
| 1384 | | | | | |
| 1391 | | 01345 Gr2 | C/A/S | | |
| 1392 | | | | | |
| 1393 | | | | | |
| 1394 | | 01346 | C/A/S | | |
| 1399 | | | | | |
| 1400 | | | | | |
| 1404 | | 01347 | C/A/S | | |
| 1412 | | | | | |
| 1413 | | | | | |
| 1417 | | 01348 | C/A/S | | |
| 1425 | | | | | |
| 1426 | | | | | |
| 1427 | | | | | |
| 1431 | | | | | |
| 1432 | | | | | |
| 1433 | | 01349 | C/A/S | | |



* Confidential portions omitted and filed separately with the Commission

## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1441 | | | | | |
| 1442 | | | | | |
| 1443 | | | | | |
| 1447 | | | | | |
| 1448 | | | | | |
| 1449 | | 01350 | C/A/S | | |
| 1457 | | | | | |
| 1458 | | | | | |
| 1462 | | | | | |
| 1463 | | | | | |
| 1464 | | | | | |
| 1465 | | 01351 | A | | |
| 1466 | | | | | |
| 1470 | | | | | |
| 1471 | | | | | |
| 1472 | | | | | |
| 1473 | | 01352 Gr1 | C/A/S | | |
| 1481 | | | | | |
| 1482 | | | | | |
| 1486 | | | | | |
| 1487 | | | | | |
| 1488 | | 01352 Gr2 | C/A/S | | |
| 1489 | | | | | |
| 1490 | | | | | |
| 1491 | | 01354 | A | | |
| 1492 | | | | | |
| 1493 | | | | | |
| 1494 | | 01355 | | | |
| 1497 | | | | | |
| 1498 | | | | | |
| 1499 | | | | | |
| 1500 | | 01356 | | | |
| 1503 | | | | | |
| 1504 | | | | | |
| 1505 | | | | | |
| 1506 | | 01357 | C/A/S | | |



* Confidential portions omitted and filed separately with the Commission

## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1514 | | | | | |
| 1515 | [*] | 01358 | | [*] | [*] |
| 1518 | | | | | |
| 1519 | | | | | |
| 1520 | | | | | |
| 1521 | [*] | 01359 | C/A/S | | |
| 1529 | | | | | |
| 1530 | | | | | |
| 1534 | | | | | |
| 1535 | | | | | |
| 1536 | | | | | |
| 1537 | [*] | 01360 | C/A/S | | |
| 1545 | | | | | |
| 1546 | | | | | |
| 1550 | | | | | |
| 1551 | | | | | |
| 1552 | | | | | |
| 1553 | [*] | 01361 | C/A/S | | |
| 1561 | | | | | |
| 1562 | | | | | |
| 1566 | | | | | |
| 1567 | | | | | |
| 1568 | | | | | |
| 1569 | [*] | 01362 | C/A/S | | |
| 1577 | | | | | |
| 1578 | | | | | |
| 1582 | | | | | |
| 1583 | | | | | |
| 1584 | | | | | |
| 1585 | [*] | 01363 | C/A/S | | |
| 1590 | | | | | |
| 1591 | | | | | |
| 1592 | | | | | |
| 1593 | | | | | |
| 1594 | [*] | 01364 | A | | |
| 1595 | | | | | |



* Confidential portions omitted and filed separately with the Commission

# PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1599 | | | | [*] | [*] |
| 1600 | | | | | |
| 2220 | [*] | 01367 | A | | |
| 2221 | | | | | |
| 2222 | | | | | |
| 1601 | [*] | 01368 | C/S | | |
| 1609 | | | | | |
| 1610 | | | | | |
| 1611 | | | | | |
| 1612 | | | | | |
| 1613 | [*] | 01369 | C/S | | |
| 1621 | | | | | |
| 1622 | | | | | |
| 1623 | | | | | |
| 1624 | | | | | |
| 2218 | [*] | 01370 | S | | |
| 2219 | | | | | |
| 1625 | [*] | 02001 | | | |
| 1633 | | | | | |
| 1634 | | | | | |
| 1635 | [*] | 02002 Gr1 | C/A/S | | |
| 1643 | | | | | |
| 1644 | | | | | |
| 1645 | | | | | |
| 1646 | [*] | 02002 Gr2 | C/A/S | | |
| 1647 | | | | | |
| 1648 | | | | | |
| 1649 | | | | | |
| 1650 | [*] | 02002 Gr3 | C/A/S | | |
| 1651 | | | | | |
| 1652 | | | | | |
| 1653 | | | | | |
| 1654 | [*] | 02003 | | | |
| 1662 | | | | | |
| 1663 | | | | | |
| 1664 | [*] | 02004 | | | |



* Confidential portions omitted and filed separately with the Commission

* Confidential portions omitted and filed separately with the Commission

## PROJECT TRACKING



| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1672 | | | | [*] | [*] |
| 1673 | | | | | |
| 1674 | [*] | 02005 | C/A/S | | |
| 1682 | | | | | |
| 1683 | | | | | |
| 1684 | [*] | 02006 | A | | |
| 1685 | | | | | |
| 1686 | | | | | |
| 1687 | | | | | |
| 1688 | | | | | |
| 1689 | [*] | 02007 | C/S | | |
| 1697 | | | | | |
| 1698 | | | | | |
| 1699 | | | | | |
| 1700 | [*] | 02008 | C/A/S | | |
| 1708 | | | | | |
| 1709 | | | | | |
| 1710 | | | | | |
| 1711 | | | | | |
| 1712 | [*] | 02009 | C/A/S | | |
| 1720 | | | | | |
| 1721 | | | | | |
| 1722 | | | | | |
| 1723 | | | | | |
| 1724 | | | | | |
| 1725 | | | | | |
| 1726 | | | | | |
| 1727 | | | | | |
| 1728 | [*] | 02010 | C/A/S | | |
| 1736 | | | | | |
| 1737 | | | | | |
| 1738 | | | | | |
| 1739 | | | | | |
| 1740 | | | | | |
| 1741 | | | | | |
| 1742 | [*] | 02011 | C/A/S | | |

## PROJECT TRACKING



| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1750 | | | | | |
| 1751 | | | | | |
| 1752 | | | | | |
| 1753 | | | | | |
| 1754 | | | | | |
| 1755 | | | | | |
| 1756 | [*] | 02012 | A/S | | |
| 1757 | | | | | |
| 1758 | | | | | |
| 1759 | | | | | |
| 1760 | | | | | |
| 1761 | | | | | |
| 1762 | [*] | 02013 | C/A/S | | |
| 1767 | | | | | |
| 1768 | | | | | |
| 1769 | | | | | |
| 1770 | | | | | |
| 1771 | [*] | 02014 | S | | |
| 1772 | | | | | |
| 1773 | | | | | |
| 1774 | [*] | 02015 | S | | |
| 1775 | | | | | |
| 1776 | | | | | |
| 1777 | [*] | 02016 | S | | |
| 1778 | | | | | |
| 1779 | | | | | |
| 1780 | [*] | 02017 | S | | |
| 1781 | | | | | |
| 1782 | | | | | |
| 1783 | [*] | 02018 | A | | |
| 1784 | | | | | |
| 1785 | [*] | 02019 | C | | |
| 1793 | | | | | |
| 1794 | | | | | |
| 1795 | [*] | 02020 | C | | |
| 1803 | | | | | |



* Confidential portions omitted and filed separately with the Commission

* Confidential portions omitted and filed separately with the Commission

## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1804 | | | | | |
| 1805 | [*] | 02021 | C/A/S | [*] | [*] |
| 1813 | | | | | |
| 1814 | | | | | |
| 1815 | | | | | |
| 1816 | [*] | 02022 | C/A/S | | |
| 1824 | | | | | |
| 1825 | | | | | |
| 1826 | | | | | |
| 1827 | [*] | 02023 | C/S | | |
| 1835 | | | | | |
| 1836 | | | | | |
| 1837 | [*] | 02024 | C/A/S | | |
| 1845 | | | | | |
| 1846 | | | | | |
| 1847 | [*] | 02025 | A | | |
| 1848 | | | | | |
| 1849 | | | | | |
| 1850 | | | | | |
| 1851 | | | | | |
| 1852 | | | | | |
| 1853 | | | | | |
| 1854 | | | | | |
| 1855 | | | | | |
| 1856 | | | | | |
| 1857 | | | | | |
| 1858 | | | | | |
| 1859 | | | | | |
| 1860 | | | | | |
| 1861 | | | | | |
| 1862 | | | | | |
| 1863 | | | | | |
| 1864 | | | | | |
| 1865 | | | | | |
| 1866 | | | | | |
| 1867 | | 02026 | A | | |

## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1868 | | | | | |
| 1869 | | | | | |
| 1870 | | | | | |
| 1871 | [*] | 02027 | A/S | | |
| 1872 | | | | | |
| 1873 | [*] | 02028 | C/A/S | | |
| 1881 | | | | | |
| 1882 | [*] | 02029 | C/A/S | | |
| 1890 | | | | | |
| 1891 | [*] | 02030 | C/A/S | | |
| 1899 | | | | | |
| 1900 | [*] | 02031 | C/A/S | | |
| 1908 | | | | | |
| 1909 | [*] | 02032 | C/A/S | | |
| 1917 | | | | | |
| 1918 | [*] | 02033 | | | |
| 1926 | | | | | |
| 1927 | | | | | |
| 1928 | | | | | |
| 1929 | | | | | |
| 1930 | [*] | 02034 | | | |
| 1934 | | | | | |
| 1935 | [*] | 02035 | | | |
| 1939 | | | | | |
| 1940 | [*] | 02036 | | | |
| 1945 | | | | | |
| 1946 | | | | | |
| 1947 | | | | | |
| 1948 | [*] | 02037 | | | |
| 1953 | | | | | |
| 1954 | | | | | |
| 1955 | | | | | |
| 1956 | [*] | 02038 | C/A/S | | |
| 1964 | | | | | |
| 1965 | | | | | |
| 1966 | | | | | |



* Confidential portions omitted and filed separately with the Commission

# PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 1967 | | | | [*] | [*] |
| 1968 | [*] | 02039 | C/A/S | | |
| 1976 | | | | | |
| 1977 | | | | | |
| 1978 | [*] | 02040 | C/A/S | | |
| 1986 | | | | | |
| 1987 | | | | | |
| 1988 | [*] | 02041 | C/A/S | | |
| 1996 | | | | | |
| 1997 | | | | | |
| 1998 | [*] | 02042 | C/A/S | | |
| 2006 | | | | | |
| 2007 | | | | | |
| 2008 | [*] | 02043 | C/A/S | | |
| 2016 | | | | | |
| 2017 | [*] | 02044 | C/A/S | | |
| 2025 | | | | | |
| 2026 | | | | | |
| 2027 | [*] | 02045 | C/A/S | | |
| 2035 | | | | | |
| 2036 | | | | | |
| 2037 | [*] | 02046 | C/A/S | | |
| 2042 | | | | | |
| 2043 | | | | | |
| 2044 | [*] | 02047 | A | | |
| 2045 | | | | | |
| 2046 | [*] | 02048 | C/A/S | | |
| 2054 | | | | | |
| 2055 | | | | | |
| 2056 | [*] | 02049 | C/A/S | | |
| 2064 | | | | | |
| 2065 | | | | | |
| 2066 | [*] | 02050 | | | |
| 2071 | | | | | |
| 2072 | | | | | |
| 2073 | | | | | |



* Confidential portions omitted and filed separately with the Commission

## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 2074 | [*] | 02051 | | [*] | [*] |
| 2082 | | | | | |
| 2083 | | | | | |
| 2084 | [*] | 02xxx | | | |
| 2085 | | | | | |
| 2086 | | | | | |
| 2087 | | | | | |
| 2088 | | | | | |
| 2089 | [*] | 02xxx | | | |
| 2090 | | | | | |
| 2091 | [*] | 02xxx | C/A/S | | |
| 2099 | | | | | |
| 2100 | | | | | |
| 2101 | [*] | 02xxx | | | |
| 2102 | | | | | |
| 2103 | [*] | 02xxx | | | |
| 2106 | | | | | |
| 2107 | [*] | 02xxx | C/S/D | | |
| 2115 | | | | | |
| 2116 | | | | | |
| 2117 | | | | | |
| 2118 | | | | | |
| 2119 | | | | | |
| 2120 | [*] | 02xxx | C/S/D | | |
| 2128 | | | | | |
| 2129 | | | | | |
| 2130 | [*] | 02xxx | C/A/S | | |
| 2138 | | | | | |
| 2139 | [*] | 02xxx | | | |
| 2147 | | | | | |
| 2148 | | | | | |
| 2149 | [*] | 02xxx | | | |
| 2157 | | | | | |
| 2158 | | | | | |
| 10 | | | Hold | | |
| 11 | [*] | 00247 | C/A/S | | |



* Confidential portions omitted and filed separately with the Commission

* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 15 | | | | | |
| 16 | | 00251 | C/A/S | | |
| 20 | | | | | |
| 24 | | 00252 | C/A/S | | |
| 28 | | | | | |
| 32 | | 00253 | C/A/S | | |
| 36 | | | | | |
| 40 | | 00331 | A | | |
| 41 | | | | | |
| 42 | | 00331 | A | | |
| 43 | | | | | |
| 44 | | 00335 | C/A/S | | |
| 48 | | | | | |
| 49 | | 00338 | C/A/S | | |
| 57 | | | | | |
| 58 | | 01118 | A | | |
| 62 | | 01118 | A | | |
| 66 | | 01118 | A | | |
| 70 | | | | | |
| 71 | | 01120 | C/A/S | | |
| 74 | | | | | |
| 78 | | 01121 | C/A/S | | |
| 81 | | | | | |
| 85 | | 01131 | C/S | | |
| 93 | | | | | |
| 94 | | 01135 | C/A/S | | |
| 98 | | | | | |
| 102 | | 01152 | | | |
| 106 | | | | | |
| 110 | | 01158 | C/A/S | | |
| 114 | | | | | |
| 118 | | | | | |
| 119 | | | | | |
| 120 | | 01165 | | | |
| 123 | | | | | |
| 124 | | 01187 | | | |

* Confidential portions omitted and filed separately with the Commission



## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 125 | | | | [*] | [*] |
| 126 | [*] | 01188 | C/S | | |
| 127 | | | | | |
| 128 | | | | | |
| 129 | | | | | |
| 130 | [*] | 01219 | | | |
| 131 | | | | | |
| 132 | [*] | 01225 Gr1 | C/A/S | | |
| 140 | | | | | |
| 141 | | | | | |
| 145 | [*] | 01225 Gr2 | C/A/S | | |
| 146 | | | | | |
| 147 | | | | | |
| 148 | [*] | 01279 | C/A/S | | |
| 156 | | | | | |
| 157 | [*] | 01280 | C/A/S | | |
| 165 | | | | | |
| 166 | [*] | 01288 | | | |
| 170 | | | | | |
| 171 | | | | | |
| 172 | | | | | |
| 173 | [*] | 01309 | C/A/S | | |
| 177 | | | | | |
| 178 | [*] | 01310 | C/A/S | | |
| 182 | | | | | |
| 183 | [*] | 01327 | C/A/S | | |
| 191 | | | | | |
| 192 | | | | | |
| 196 | [*] | 01328 | C/A/S | | |
| 204 | | | | | |
| 205 | | | | | |
| 209 | [*] | 01329 | C/A/S | | |
| 217 | | | | | |
| 218 | | | | | |
| 219 | | | | | |
| 220 | | | | | |

## PROJECT TRACKING

| ID | Sponsor | Study # | Type | Start | Finish |
|---|---|---|---|---|---|
| 224 | [*] | 01330 | C/A/S | [*] | [*] |
| 232 | [*] | | | | |
| 233 | | | | | |
| 237 | [*] | 01333 | C/A/S | | |
| 241 | | | | | |
| 242 | | 01334 | C/A/S | | |
| 246 | | | | | |
| 247 | [*] | 01336 | | | |
| 255 | | | | | |
| 256 | | | | | |
| 260 | [*] | 01337 | | | |
| 268 | | | | | |
| 269 | | | | | |
| 273 | [*] | 01338 | | | |
| 277 | | | | | |
| 278 | [*] | 01339 | | | |
| 282 | | | | | |
| 283 | [*] | 01340 | | | |
| 287 | | | | | |
| 288 | [*] | 01366 | C/A/S | | |
| 296 | | | | | |
| 297 | [*] | 01xxx | C/A/S | | |
| 298 | | | | | |
| 299 | [*] | 01xxx | | | |
| 303 | | | | | |
| 304 | [*] | 01xxx | | | |
| 305 | | | | | |
| 306 | | | Amdt | | |
| 307 | | 98065 | Amdt | | |
| 308 | | 98066 | Amdt | | |
| 309 | | 99040-0016 | Amdt | | |
| 310 | | 00267 | Amdt | | |
| 311 | | 01116 | Amdt | | |
| 312 | | 01268 | Amdt | | |
| 313 | | 01269 | Amdt | | |



* Confidential portions omitted and filed separately with the Commission

## SCHEDULE 4.27

## INTELLECTUAL PROPERTY

- "Anapharm"
- Domain names: see document attached hereto
- Software licences: see document attached hereto.
- Brochures:

  "The Human Touch"

  "Bioanalytical Methods"

| [illegible] | [illegible] | [illegible] | [illegible] |
| --- | --- | --- | --- |
| **Number** | 385197 | 385190 | N/AP |
| **Registrar** | Réseau d'Informations Scientifiques du Québec (RISQ Inc.) | Réseau d'Informations Scientifiques du Québec (RISQ Inc.) | NETWORK SOLUTIONS, INC. |
| **Administrative contact** | Jacques Vandry | Jacques Vandry | Jacques Vandry |
| **Name of registrant** | Jacques Vandry | Jacques Vandry | Jacques Vandry |

# SOFTWARE AT ANAPHARM

| Software Name & Version | Expiration | Copies Number | Users Number | Major Costs of Renewal |
|---|---|---|---|---|
| Acrobat Reader | | 200 | 200 | |
| ACT | | 20 | 20 | |
| BackupExec | | 10 | 10 | 5 000 $ |
| CESR v3 | févr-02 | 118 | 118 | 10 000 $ |
| ChemStation | | 8 | 8 | |
| Chrom-Perfect | | 8 | 8 | |
| ClinTrial Simulator 2.0 | | 1 | 1 | |
| CPS 2000 | | 16 | 16 | 2 704 $ |
| Crystal Report 6 | | 4 | 4 | |
| Dave 2.1 | | 4 | 4 | |
| Disk Keep 5 | | 5 | 5 | |
| Documentum | | 75 | 75 | 39000 |
| Dynamics 6.0 | déc-01 | 1 | 14 | 16 908 $ |
| Easy CD Creator 3.5 | | 2 | 2 | |
| Entra-Pass NT 1.0 | | 4 | 4 | |
| EP2 | | 10 | 10 | 37500 |
| Kinetica 2000 | | 1 | 1 | |
| Legato | | 30 | 1 | 5000 |
| Mac Quan | | 6 | 3 | |
| Magic | juil-02 | | | 7 369 $ |
| Mail Sweeper | | 1 | 1 | |
| Microsoft Exchange 5.5 | | 1 | 170 | |
| Millesium 3.2 | | 6 | 6 | 3 000 $ |
| MSP 98/2000 | | 40 | 40 | |
| Norton Antivirus | | 225 | 225 | |
| Office 97/2000 | | 225 | 225 | |
| OmniPage (Pro-9) | | 2 | 1 | |
| Oracle | avr-02 | 200 | | 14 400 $ |
| PDK | | 10 000 | 400 | Refer to Dynamics 6.0 |
| PGP | | 1 | 100 | |
| PIX | | 1 | 1 | 3 000 $ |
| Rees | | 1 | 1 | 9 000 $ |
| SAS 6.12 | oct-02 | 4 | 4 | 9 123 $ |
| Virtual Tower | | 1 | 1 | |
| Visio Pro 2000 | | 2 | 2 | |
| Visual Fortran | | 1 | 1 | |
| Watson 6.2 | mars-02 | 500 | 300 | 116 250 $ |
| Windows NT/2000 | | 225 | 225 | |
| Winn Mix 1.0 | | 1 | 1 | |
| Winn Online 3.0 Prof. | | 1 | 1 | |

SCHEDULE 4.33

EMPLOYMENT MATTERS

(a) **Employees' list; vacation entitlement; commissions and bonuses:** see documents attached hereto.

(b) **Employment Contracts of** [**] see documents attached hereto;

(c) **Benefit Plan:** see document attached hereto;

(e) None;

(g) None.

[*] Confidential portions omitted and filed separately with the Commission.

## SCHEDULE 4.33

## EMPLOYMENT MATTERS

### [Summary of French Written Documents]

(a) **Employees' list; vacation entitlement; commissions and bonuses:** see documents attached hereto.

The first chart refers to an employees' list stating:

(i) their names
(ii) the division name for which they are working for;
(iii) the abbreviation of their function;
(iv) their employee status: part time or full time;
(v) their type of remuneration (per hour or fix salary);
(vi) date of hiring;
(vii) hourly rate;
(vii) annual salary.

The second chart refers to the accrued vacation per employee for the year 2001-2002 (April 30, 2002).

(b) **Employment Contracts of [***********************************************] [*************************************]:** see documents attached hereto;

[**************] employment contract:

- job title: [***];
- annual salary: [***];
- vacations: [***];
- [***];
- term: [***].

[*************] employment contract:

- job title: [***];
- annual salary: [***];
- vacations: [***];
- [***];
- term: [***].

***A REQUEST FOR CONFIDENTIAL TREATMENT HAS BEEN FILED WITH THE SEC FOR THIS CONFIDENTIAL INFORMATION**

# Anapharm Inc
## Liste des employés par site par division par poste
## Au 2002-02-01

| Site | Nom | Prénom | Division | Poste | Statut | Type | Embauche | Taux | Salaire annuel | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| QC | [*] | [*] | AAQ | AGARCH | Full | Horaire | 18-Oct-1999 | [*] | [*] | 1 | 1 |
| QC | [*] | [*] | AAQ | DIRAQ | Full | Salaire fixe | 28-Mar-1996 | [*] | [*] | 2 | 2 |
| QC | [*] | [*] | AAQ | INSPAQ | Part | Horaire | 23-Nov-2001 | [*] | [*] | 3 | 3 |
| QC | [*] | [*] | AAQ | INSPAQ | Full | Horaire | 29-Oct-1997 | [*] | [*] | 4 | 4 |
| QC | [*] | [*] | AAQ | INSPAQ | Full | Horaire | 10-Jul-2001 | [*] | [*] | 5 | 5 |
| QC | [*] | [*] | AAQ | INSPAQ | Full | Horaire | 25-Apr-2000 | [*] | [*] | 6 | 6 |
| QC | [*] | [*] | AAQ | INSPAQ | Full | Horaire | 18-May-1999 | [*] | [*] | 7 | 7 |
| QC | [*] | [*] | AAQ | INSPAQ | Part | Horaire | 8-May-1995 | [*] | [*] | 8 | 8 |
| QC | [*] | [*] | AAQ | INSPAQ | Full | Horaire | 8-May-2000 | [*] | [*] | 9 | 9 |
| QC | [*] | [*] | AAQ | INSPAQ | Full | Horaire | 28-Jun-1999 | [*] | [*] | 10 | 10 |
| QC | [*] | [*] | AAQ | INSSAQ | Full | Horaire | 9-Jun-1997 | [*] | [*] | 11 | 11 |
| QC | [*] | [*] | AAQ | INSSAQ | Full | Horaire | 10-Nov-1997 | [*] | [*] | 12 | 12 |
| QC | [*] | [*] | AAQ | PRARCH | Full | Horaire | 30-Apr-2001 | [*] | [*] | 13 | 13 |
| QC | [*] | [*] | AAQ | PRARCH | Full | Horaire | 15-Jun-1999 | [*] | [*] | 14 | 14 |
| QC | [*] | [*] | AAQ | RESAQ | Full | Salaire fixe | 14-Apr-1999 | [*] | [*] | 15 | 15 |
| QC | [*] | [*] | AAQ | RESFOR | Full | Salaire fixe | 18-Nov-1996 | [*] | [*] | 16 | 16 |
| QC | [*] | [*] | AAQ | SECDIV | Full | Horaire | 5-Mar-2001 | [*] | [*] | 17 | 17 |
| MTL | [*] | [*] | CAQ | INSPAQ | Full | Horaire | 30-Oct-2000 | [*] | [*] | 18 | 18 |
| MTL | [*] | [*] | CAQ | INSPAQ | Full | Horaire | 22-Oct-2001 | [*] | [*] | 19 | 19 |
| QC | [*] | [*] | CAQ | COAQ | Full | Salaire fixe | 14-Oct-1997 | [*] | [*] | 20 | 20 |
| QC | [*] | [*] | CAQ | INSPAQ | Full | Horaire | 15-May-2000 | [*] | [*] | 21 | 21 |
| QC | [*] | [*] | CAQ | INSPAQ | Part | Horaire | 10-Jul-2001 | [*] | [*] | 22 | 22 |
| QC | [*] | [*] | CAQ | INSPAQ | Full | Horaire | 1-Sep-1999 | [*] | [*] | 23 | 23 |
| QC | [*] | [*] | CAQ | INSPAQ | Full | Horaire | 30-Aug-1999 | [*] | [*] | 24 | 24 |
| QC | [*] | [*] | CAQ | INSPAQ | Part | Horaire | 10-Oct-2000 | [*] | [*] | 25 | 25 |
| QC | [*] | [*] | CAQ | INSPAQ | Full | Horaire | 28-Feb-2000 | [*] | [*] | 26 | 26 |
| QC | [*] | [*] | CAQ | INSPAQ | Full | Horaire | 23-May-2000 | [*] | [*] | 27 | 27 |
| QC | [*] | [*] | CAQ | INSPAQ | Full | Horaire | 2-Jun-1998 | [*] | [*] | 28 | 28 |
| QC | [*] | [*] | CAQ | INSSAQ | Full | Horaire | 10-Apr-1996 | [*] | [*] | 29 | 29 |
| QC | [*] | [*] | CAQ | INSSAQ | Full | Horaire | 1-Jun-1999 | [*] | [*] | 30 | 30 |
| QUALITY INSURANCE | | | | | | | | [*] | [*] | | |
| | | | | | | | | [*] | [*] | | |
| QC | [*] | [*] | ADM | ACHADJ | Full | Horaire | 28-Mar-2000 | [*] | [*] | 1 | 31 |
| QC | [*] | [*] | ADM | ADJDIR | Full | Salaire fixe | 26-Mar-2001 | [*] | [*] | 2 | 32 |
| QC | [*] | [*] | ADM | COAPPR | Full | Salaire fixe | 8-Dec-1997 | [*] | [*] | 3 | 33 |
| QC | [*] | [*] | ADM | COGPRO | Full | Salaire fixe | 17-May-1999 | [*] | [*] | 4 | 34 |
| QC | [*] | [*] | ADM | COPAIE | Full | Salaire fixe | 22-Sep-1997 | [*] | [*] | 5 | 35 |
| QC | [*] | [*] | ADM | COSTCP | Full | Salaire fixe | 14-Aug-2000 | [*] | [*] | 6 | 36 |
| QC | [*] | [*] | ADM | CTBADJ | Full | Salaire fixe | 28-Jul-1997 | [*] | [*] | 7 | 37 |
| QC | [*] | [*] | ADM | DIRFIN | Full | Salaire fixe | 24-Nov-1997 | [*] | [*] | 8 | 38 |
| QC | [*] | [*] | ADM | DIRGEN | Full | Salaire fixe | 1-Oct-1998 | [*] | [*] | 9 | 39 |
| QC | [*] | [*] | ADM | ETU | Part | Horaire | 19-May-2000 | [*] | [*] | 10 | 40 |
| QC | [*] | [*] | ADM | FINADJ | Full | Salaire fixe | 9-Feb-2000 | [*] | [*] | 11 | 41 |
| QC | [*] | [*] | ADM | MAGASI | Full | Horaire | 20-Mar-2000 | [*] | [*] | 12 | 42 |
| QC | [*] | [*] | ADM | MAGASI | Full | Horaire | 30-Jun-1999 | [*] | [*] | 13 | 43 |
| QC | [*] | [*] | ADM | PRSTEC | Part | Horaire | 18-Apr-2000 | [*] | [*] | 14 | 44 |
| QC | [*] | [*] | ADM | RECEPT | Full | Horaire | 20-Jun-1997 | [*] | [*] | 15 | 45 |
| QC | [*] | [*] | ADM | TCPAYA | Full | Horaire | 16-Jul-1996 | [*] | [*] | 16 | 46 |
| QC | [*] | [*] | ADM | TCRECE | Full | Horaire | 14-Feb-2000 | [*] | [*] | 17 | 47 |
| QC | [*] | [*] | ADM | TECCTB | Full | Horaire | 18-Oct-1999 | [*] | [*] | 18 | 48 |
| QC | [*] | [*] | ADM | TECCTB | Full | Horaire | 12-Oct-1999 | [*] | [*] | 19 | 49 |
| QC | [*] | [*] | ADM | TECCTB | Full | Horaire | 9-Jan-2001 | [*] | [*] | 20 | 50 |
| ADMINISTRATION | | | | | | | | [*] | [*] | | |
| | | | | | | | | [*] | [*] | | |

# Anapharm Inc
## Liste des employés par site par division par poste
## Au 2002-02-01

| Site | Nom | Prénom | Division | Poste | Statut | Type | Embauche | Taux | Salaire annuel | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 8-Jan-2001 | [*] | [*] | 1 | 51 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 6-Jul-1998 | [*] | [*] | 2 | 52 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 30-Jan-2002 | [*] | [*] | 3 | 53 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 9-Nov-1998 | [*] | [*] | 4 | 54 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 23-Sep-1999 | [*] | [*] | 5 | 55 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 22-Nov-1999 | [*] | [*] | 6 | 56 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 27-Apr-1998 | [*] | [*] | 7 | 57 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 20-Aug-2001 | [*] | [*] | 8 | 58 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 17-Jul-1997 | [*] | [*] | 9 | 59 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 4-Nov-1997 | [*] | [*] | 10 | 60 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 6-Dec-1999 | [*] | [*] | 11 | 61 |
| QC | [*] | [*] | ANA | CHEFEC | Full | Horaire | 21-Dec-1997 | [*] | [*] | 12 | 62 |
| QC | [*] | [*] | ANA | COPROC | Full | Salaire fixe | 12-Jun-2000 | [*] | [*] | 13 | 63 |
| QC | [*] | [*] | ANA | COPROJ | Full | Salaire fixe | 10-Jun-1995 | [*] | [*] | 14 | 64 |
| QC | [*] | [*] | ANA | COPROJ | Full | Salaire fixe | 10-May-1999 | [*] | [*] | 15 | 65 |
| QC | [*] | [*] | ANA | COPROJ | Full | Salaire fixe | 4-Jan-2000 | [*] | [*] | 16 | 66 |
| QC | [*] | [*] | ANA | COPROJ | Full | Salaire fixe | 29-Nov-1999 | [*] | [*] | 17 | 67 |
| QC | [*] | [*] | ANA | COPROJ | Full | Salaire fixe | 25-Feb-1998 | [*] | [*] | 18 | 68 |
| QC | [*] | [*] | ANA | CSTREF | Full | Horaire | 12-Oct-1999 | [*] | [*] | 19 | 69 |
| QC | [*] | [*] | ANA | CSTREF | Full | Horaire | 14-Dec-1998 | [*] | [*] | 20 | 70 |
| QC | [*] | [*] | ANA | DIRADB | Full | Salaire fixe | 30-May-1994 | [*] | [*] | 21 | 71 |
| QC | [*] | [*] | ANA | DIRADB | Full | Salaire fixe | 9-Feb-1998 | [*] | [*] | 22 | 72 |
| QC | [*] | [*] | ANA | DIRBIO | Full | Salaire fixe | 27-Jul-1998 | [*] | [*] | 23 | 73 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 4-Jun-2001 | [*] | [*] | 24 | 74 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 20-Apr-1998 | [*] | [*] | 25 | 75 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 7-Jan-2002 | [*] | [*] | 26 | 76 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 10-Apr-2000 | [*] | [*] | 27 | 77 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 3-Apr-1996 | [*] | [*] | 28 | 78 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 4-Apr-2000 | [*] | [*] | 29 | 79 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 29-Nov-1999 | [*] | [*] | 30 | 80 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 12-Jul-1999 | [*] | [*] | 31 | 81 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 23-Mar-2000 | [*] | [*] | 32 | 82 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 18-Jun-2001 | [*] | [*] | 33 | 83 |
| QC | [*] | [*] | ANA | INSPCQ | Full | Horaire | 19-Jun-2001 | [*] | [*] | 34 | 84 |
| QC | [*] | [*] | ANA | OPEINS | Full | Horaire | 12-Jun-2000 | [*] | [*] | 35 | 85 |
| QC | [*] | [*] | ANA | OPEINS | Full | Horaire | 11-Jun-2001 | [*] | [*] | 36 | 86 |
| QC | [*] | [*] | ANA | OPEINS | Full | Horaire | 9-Nov-1998 | [*] | [*] | 37 | 87 |
| QC | [*] | [*] | ANA | OPEINS | Full | Horaire | 11-Jun-2001 | [*] | [*] | 38 | 88 |
| QC | [*] | [*] | ANA | PRECHA | Full | Horaire | 26-Jun-2001 | [*] | [*] | 39 | 89 |
| QC | [*] | [*] | ANA | PRECHA | Part | Horaire | 23-May-2000 | [*] | [*] | 40 | 90 |
| QC | [*] | [*] | ANA | PRECHA | Full | Horaire | 13-Nov-2000 | [*] | [*] | 41 | 91 |
| QC | [*] | [*] | ANA | PRECHA | Full | Horaire | 22-May-2001 | [*] | [*] | 42 | 92 |
| QC | [*] | [*] | ANA | PRECHA | Part | Horaire | 30-Jan-2002 | [*] | [*] | 43 | 93 |
| QC | [*] | [*] | ANA | PRECHA | Full | Horaire | 18-Jun-2001 | [*] | [*] | 44 | 94 |
| QC | [*] | [*] | ANA | PRECHA | Full | Horaire | 23-Oct-2000 | [*] | [*] | 45 | 95 |
| QC | [*] | [*] | ANA | PRECHA | Full | Horaire | 7-Dec-1999 | [*] | [*] | 46 | 96 |
| QC | [*] | [*] | ANA | PRSDON | Full | Horaire | 28-Jun-1999 | [*] | [*] | 47 | 97 |
| QC | [*] | [*] | ANA | PRSTEC | Part | Horaire | 1-Jun-2000 | [*] | [*] | 48 | 98 |
| QC | [*] | [*] | ANA | PRSTEC | Full | Horaire | 17-Jan-2002 | [*] | [*] | 49 | 99 |
| QC | [*] | [*] | ANA | PRSTEC | Full | Horaire | 26-Oct-1999 | [*] | [*] | 50 | 100 |
| QC | [*] | [*] | ANA | PRSTEC | Full | Horaire | 17-Nov-1997 | [*] | [*] | 51 | 101 |
| QC | [*] | [*] | ANA | PRSTEC | Part | Horaire | 5-Jun-2000 | [*] | [*] | 52 | 102 |
| QC | [*] | [*] | ANA | PRSTEC | Full | Horaire | 11-Sep-2000 | [*] | [*] | 53 | 103 |
| QC | [*] | [*] | ANA | RESFOR | Full | Salaire fixe | 18-Feb-1998 | [*] | [*] | 54 | 104 |
| QC | [*] | [*] | ANA | RESSPH | Full | Salaire fixe | 10-Oct-2000 | [*] | [*] | 55 | 105 |
| QC | [*] | [*] | ANA | SEC | Full | Horaire | 29-May-2000 | [*] | [*] | 56 | 106 |
| QC | [*] | [*] | ANA | SEC | Full | Horaire | 13-Dec-1999 | [*] | [*] | 57 | 107 |

Anapharm Inc
Liste des employés par site par division par poste
Au 2002-02-01

| Site | Nom | Prénom | Division | Poste | Statut | Type | Embauche | Taux | Salaire annuel | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| QC | [*] | [*] | ANA | SEC | Part | Horaire | 18-Jul-2000 | [*] | [*] | 58 | 108 |
| QC | [*] | [*] | ANA | SEC | Full | Horaire | 14-Sep-1998 | [*] | [*] | 59 | 109 |
| QC | [*] | [*] | ANA | SEC | Full | Horaire | 3-Jul-2000 | [*] | [*] | 60 | 110 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 15-Oct-2001 | [*] | [*] | 61 | 111 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 22-Nov-1999 | [*] | [*] | 62 | 112 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 7-Jan-2002 | [*] | [*] | 63 | 113 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 4-Jun-2001 | [*] | [*] | 64 | 114 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 25-Sep-2000 | [*] | [*] | 65 | 115 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 9-Nov-1998 | [*] | [*] | 66 | 116 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 22-Nov-1999 | [*] | [*] | 67 | 117 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 6-Jul-1998 | [*] | [*] | 68 | 118 |
| QC | [*] | [*] | ANA | TECLAB | Part | Horaire | 7-Jan-2002 | [*] | [*] | 69 | 119 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 6-Dec-1999 | [*] | [*] | 70 | 120 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 3-Mar-1999 | [*] | [*] | 71 | 121 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 6-Dec-1999 | [*] | [*] | 72 | 122 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 27-Oct-1998 | [*] | [*] | 73 | 123 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 28-Jun-1999 | [*] | [*] | 74 | 124 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 25-Sep-1999 | [*] | [*] | 75 | 125 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 19-Jun-2001 | [*] | [*] | 76 | 126 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 5-Jun-2000 | [*] | [*] | 77 | 127 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 4-Jun-2001 | [*] | [*] | 78 | 128 |
| QC | [*] | [*] | ANA | TECLAB | Part | Horaire | 21-Jan-2002 | [*] | [*] | 79 | 129 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 4-Jul-2000 | [*] | [*] | 80 | 130 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 10-Oct-2000 | [*] | [*] | 81 | 131 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 28-Jun-1999 | [*] | [*] | 82 | 132 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 30-Sep-1999 | [*] | [*] | 83 | 133 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 15-Oct-2001 | [*] | [*] | 84 | 134 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 5-Jan-2000 | [*] | [*] | 85 | 135 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 6-Dec-1999 | [*] | [*] | 86 | 136 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 18-Jun-2001 | [*] | [*] | 87 | 137 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 28-Jun-1999 | [*] | [*] | 88 | 138 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 21-Jan-2002 | [*] | [*] | 89 | 139 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 12-Jul-1999 | [*] | [*] | 90 | 140 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 11-Jun-2001 | [*] | [*] | 91 | 141 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 18-Jul-1994 | [*] | [*] | 92 | 142 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 5-Jan-1998 | [*] | [*] | 93 | 143 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 11-Jun-2001 | [*] | [*] | 94 | 144 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 7-Jan-2002 | [*] | [*] | 95 | 145 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 22-Nov-1999 | [*] | [*] | 96 | 146 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 4-Jun-2001 | [*] | [*] | 97 | 147 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 12-Jul-1999 | [*] | [*] | 98 | 148 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 28-May-1998 | [*] | [*] | 99 | 149 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 25-Sep-2000 | [*] | [*] | 100 | 150 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 12-Jul-1999 | [*] | [*] | 101 | 151 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 16-Aug-1999 | [*] | [*] | 102 | 152 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 25-Sep-2000 | [*] | [*] | 103 | 153 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 7-Jan-2002 | [*] | [*] | 104 | 154 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 10-Jan-2000 | [*] | [*] | 105 | 155 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 4-Jun-2001 | [*] | [*] | 106 | 156 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 26-Sep-2000 | [*] | [*] | 107 | 157 |
| QC | [*] | [*] | ANA | TECLRD | Full | Horaire | 11-Sep-2000 | [*] | [*] | 108 | 158 |
| QC | [*] | [*] | ANA | TECMEQ | Full | Horaire | 2-Oct-2000 | [*] | [*] | 109 | 159 |
| QC | [*] | [*] | ANA | TECMEQ | Full | Horaire | 14-Sep-1998 | [*] | [*] | 110 | 160 |
| QC | [*] | [*] | ANA | TECTRD | Full | Horaire | 26-Jul-1999 | [*] | [*] | 111 | 161 |
| QC | [*] | [*] | ANA | TECTRD | Full | Horaire | 24-Jan-2000 | [*] | [*] | 112 | 162 |
| QC | [*] | [*] | ANA | TECTRD | Full | Horaire | 26-Jun-2000 | [*] | [*] | 113 | 163 |
| QC | [*] | [*] | ANA | TECTRD | Full | Horaire | 26-Jul-1999 | [*] | [*] | 114 | 164 |

Anapharm Inc
Liste des employés par site par division par poste
Au 2002-02-01

| Site | Nom | Prénom | Division | Poste | Statut | Type | Embauche | Taux | Salaire annuel | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| QC | [*] | [*] | ANA | TECTRD | Full | Horaire | 24-Jan-2000 | [*] | [*] | 115 | 165 |
| QC | [*] | [*] | ANA | TECTRD | Full | Horaire | 5-Oct-2000 | [*] | [*] | 116 | 166 |
| QC | [*] | [*] | ANA | TECTRD | Full | Horaire | 4-Jul-2000 | [*] | [*] | 117 | 167 |
| QC | [*] | [*] | ANA | TECTRD | Full | Horaire | 28-Aug-2000 | [*] | [*] | 118 | 168 |
| QC | [*] | [*] | ANA | TECVAL | Part | Horaire | 10-Dec-2001 | [*] | [*] | 119 | 169 |
| QC | [*] | [*] | ANA | VPRANA | Full | Salaire fixe | 30-May-1994 | [*] | [*] | 120 | 170 |
| QC | [*] | [*] | ANA | ADMAPP | Full | Salaire fixe | 20-Apr-1998 | [*] | [*] | 121 | 171 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 29-Oct-1997 | [*] | [*] | 122 | 172 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 15-May-1995 | [*] | [*] | 123 | 173 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 30-May-1994 | [*] | [*] | 124 | 174 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 15-Nov-1999 | [*] | [*] | 125 | 175 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 8-Jan-1996 | [*] | [*] | 126 | 176 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 3-Apr-2000 | [*] | [*] | 127 | 177 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 25-Aug-1998 | [*] | [*] | 128 | 178 |
| QC | [*] | [*] | ANA | ANALYS | Full | Salaire fixe | 4-Nov-1997 | [*] | [*] | 129 | 179 |
| QC | [*] | [*] | ANA | CORECH | Full | Salaire fixe | 7-Jun-1999 | [*] | [*] | 130 | 180 |
| QC | [*] | [*] | ANA | CORECH | Full | Salaire fixe | 1-May-1995 | [*] | [*] | 131 | 181 |
| QC | [*] | [*] | ANA | SECDIB | Full | Salaire fixe | 14-Nov-1997 | [*] | [*] | 132 | 182 |
| QC | [*] | [*] | ANA | SPCHRO | Full | Salaire fixe | 13-Jul-1998 | [*] | [*] | 133 | 183 |
| QC | [*] | [*] | ANA | TECLAB | Full | Horaire | 22-Nov-1999 | [*] | [*] | 134 | 184 |
| QC | [*] | [*] | ANA | TECLRD | Full | Horaire | 28-Jun-1999 | [*] | [*] | 135 | 185 |
| **ANALYTICAL** | | | | | | | | [*] | [*] | | |
| QC | [*] | [*] | CLI | AIDPLA | Full | Horaire | 26-Aug-1996 | [*] | [*] | 1 | 186 |
| QC | [*] | [*] | CLI | AIDPLA | Full | Horaire | 14-Apr-1999 | [*] | [*] | 2 | 187 |
| QC | [*] | [*] | CLI | COCQ | Full | Salaire fixe | 11-Dec-1997 | [*] | [*] | 3 | 188 |
| QC | [*] | [*] | CLI | COCQ | Full | Salaire fixe | 4-Jan-1995 | [*] | [*] | 4 | 189 |
| QC | [*] | [*] | CLI | COFORM | Full | Salaire fixe | 2-Apr-2001 | [*] | [*] | 5 | 190 |
| QC | [*] | [*] | CLI | COLABO | Full | Salaire fixe | 27-Oct-1997 | [*] | [*] | 6 | 191 |
| QC | [*] | [*] | CLI | COMAIN | Full | Salaire fixe | 1-Feb-1996 | [*] | [*] | 7 | 192 |
| QC | [*] | [*] | CLI | COMON | Full | Salaire fixe | 15-Jun-1999 | [*] | [*] | 8 | 193 |
| QC | [*] | [*] | CLI | COPROJ | Full | Salaire fixe | 5-Mar-2001 | [*] | [*] | 9 | 194 |
| QC | [*] | [*] | CLI | COPROJ | Full | Salaire fixe | 14-Jun-1999 | [*] | [*] | 10 | 195 |
| QC | [*] | [*] | CLI | COPROJ | Full | Salaire fixe | 17-Sep-2001 | [*] | [*] | 11 | 196 |
| QC | [*] | [*] | CLI | COPROJ | Full | Salaire fixe | 16-Jun-1998 | [*] | [*] | 12 | 197 |
| QC | [*] | [*] | CLI | COPROJ | Full | Salaire fixe | 4-Oct-1997 | [*] | [*] | 13 | 198 |
| QC | [*] | [*] | CLI | COPROJ | Full | Salaire fixe | 8-Apr-1999 | [*] | [*] | 14 | 199 |
| QC | [*] | [*] | CLI | COPROP | Full | Salaire fixe | 19-Jun-2000 | [*] | [*] | 15 | 200 |
| QC | [*] | [*] | CLI | COSTEC | Full | Salaire fixe | 26-Jun-2001 | [*] | [*] | 16 | 201 |
| QC | [*] | [*] | CLI | DIRADJ | Full | Salaire fixe | 25-Oct-1997 | [*] | [*] | 17 | 202 |
| QC | [*] | [*] | CLI | DIRMAD | Full | Salaire fixe | 2-Mar-2001 | [*] | [*] | 18 | 203 |
| QC | [*] | [*] | CLI | DIRMED | Full | Salaire fixe | 4-May-1998 | [*] | [*] | 19 | 204 |
| QC | [*] | [*] | CLI | DIRSDC | Full | Salaire fixe | 10-Nov-1999 | [*] | [*] | 20 | 205 |
| QC | [*] | [*] | CLI | INFFOP | Full | Horaire | 1-Dec-1997 | [*] | [*] | 21 | 206 |
| QC | [*] | [*] | CLI | INFFOR | Full | Horaire | 24-Nov-1997 | [*] | [*] | 22 | 207 |
| QC | [*] | [*] | CLI | INFIRM | Full | Horaire | 1-Aug-1999 | [*] | [*] | 23 | 208 |
| QC | [*] | [*] | CLI | INFIRM | Part | Horaire | 2-Oct-2001 | [*] | [*] | 24 | 209 |
| QC | [*] | [*] | CLI | INFIRM | Full | Horaire | 21-Aug-1999 | [*] | [*] | 25 | 210 |
| QC | [*] | [*] | CLI | INFIRM | Full | Horaire | 12-Dec-1999 | [*] | [*] | 26 | 211 |
| QC | [*] | [*] | CLI | INFIRM | Part | Horaire | 27-Mar-1999 | [*] | [*] | 27 | 212 |
| QC | [*] | [*] | CLI | INFIRM | Part | Horaire | 10-Apr-2000 | [*] | [*] | 28 | 213 |
| QC | [*] | [*] | CLI | INFIRM | Part | Horaire | 23-Nov-2001 | [*] | [*] | 29 | 214 |
| QC | [*] | [*] | CLI | INFIRM | Part | Horaire | 18-Jun-2001 | [*] | [*] | 30 | 215 |
| QC | [*] | [*] | CLI | INSPCQ | Full | Horaire | 1-Apr-1996 | [*] | [*] | 31 | 216 |
| QC | [*] | [*] | CLI | INSPCQ | Full | Horaire | 28-Feb-2000 | [*] | [*] | 32 | 217 |
| QC | [*] | [*] | CLI | INSPCQ | Full | Horaire | 4-Jul-2000 | [*] | [*] | 33 | 218 |
| QC | [*] | [*] | CLI | INSPCQ | Part | Horaire | 24-Jul-2000 | [*] | [*] | 34 | 219 |

Anapharm Inc
Liste des employés par site par division par poste
Au 2002-02-01

| Site | Nom | Prénom | Division | Poste | Statut | Type | Embauche | Taux | Salaire annuel | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| QC | [*] | [*] | CLI | INSPCQ | Full | Horaire | 12-Apr-1999 | [*] | [*] | 35 | 220 |
| QC | [*] | [*] | CLI | PRETIQ | Full | Horaire | 5-Jun-2000 | [*] | [*] | 36 | 221 |
| QC | [*] | [*] | CLI | PRMAIN | Full | Horaire | 16-Jul-1999 | [*] | [*] | 37 | 222 |
| QC | [*] | [*] | CLI | PRMAIN | Full | Horaire | 10-Oct-2000 | [*] | [*] | 38 | 223 |
| QC | [*] | [*] | CLI | PRPDON | Full | Horaire | 21-Oct-1997 | [*] | [*] | 39 | 224 |
| QC | [*] | [*] | CLI | PRPDON | Full | Horaire | 3-Jul-2000 | [*] | [*] | 40 | 225 |
| QC | [*] | [*] | CLI | PRSDON | Full | Horaire | 31-Jul-2000 | [*] | [*] | 41 | 226 |
| QC | [*] | [*] | CLI | PRSTAF | Full | Horaire | 5-Dec-2000 | [*] | [*] | 42 | 227 |
| QC | [*] | [*] | CLI | PRSTEC | Full | Horaire | 23-Sep-1997 | [*] | [*] | 43 | 228 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 30-Apr-2001 | [*] | [*] | 44 | 229 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 11-Jun-2001 | [*] | [*] | 45 | 230 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 18-Jun-2001 | [*] | [*] | 46 | 231 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 30-Jan-2002 | [*] | [*] | 47 | 232 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 7-Jul-1998 | [*] | [*] | 48 | 233 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 10-Sep-1999 | [*] | [*] | 49 | 234 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 5-Dec-2000 | [*] | [*] | 50 | 235 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 3-Jul-1999 | [*] | [*] | 51 | 236 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 20-Sep-1995 | [*] | [*] | 52 | 237 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 18-Jun-2001 | [*] | [*] | 53 | 238 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 11-Dec-2000 | [*] | [*] | 54 | 239 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 21-Jan-2000 | [*] | [*] | 55 | 240 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 31-Jan-2002 | [*] | [*] | 56 | 241 |
| QC | [*] | [*] | CLI | PRSTEC | Full | Horaire | 16-Nov-1999 | [*] | [*] | 57 | 242 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 5-Dec-2000 | [*] | [*] | 58 | 243 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 14-Jul-1999 | [*] | [*] | 59 | 244 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 23-Oct-1997 | [*] | [*] | 60 | 245 |
| QC | [*] | [*] | CLI | PRSTEC | Part | Horaire | 30-Apr-2001 | [*] | [*] | 61 | 246 |
| QC | [*] | [*] | CLI | REDCLI | Full | Salaire fixe | 16-Aug-1999 | [*] | [*] | 62 | 247 |
| QC | [*] | [*] | CLI | REDCLI | Full | Salaire fixe | 6-Jul-1998 | [*] | [*] | 63 | 248 |
| QC | [*] | [*] | CLI | REDCLP | Full | Salaire fixe | 19-Nov-1998 | [*] | [*] | 64 | 249 |
| QC | [*] | [*] | CLI | SECDIR | Full | Salaire Fixe | 4-May-1999 | [*] | [*] | 65 | 250 |
| QC | [*] | [*] | CLI | TECBDO | Full | Horaire | 29-Oct-1994 | [*] | [*] | 66 | 251 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 13-Jul-1999 | [*] | [*] | 67 | 252 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 5-Dec-2000 | [*] | [*] | 68 | 253 |
| QC | [*] | [*] | CLI | TECHNO | Full | Horaire | 25-Nov-1997 | [*] | [*] | 69 | 254 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 18-Jun-2001 | [*] | [*] | 70 | 255 |
| QC | [*] | [*] | CLI | TECHNO | Full | Horaire | 13-Aug-1999 | [*] | [*] | 71 | 256 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 26-Jun-2001 | [*] | [*] | 72 | 257 |
| QC | [*] | [*] | CLI | TECHNO | Full | Horaire | 6-Apr-1999 | [*] | [*] | 73 | 258 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 15-Jan-2001 | [*] | [*] | 74 | 259 |
| QC | [*] | [*] | CLI | TECHNO | Full | Horaire | 16-Jun-1999 | [*] | [*] | 75 | 260 |
| QC | [*] | [*] | CLI | TECHNO | Full | Horaire | 10-Apr-2000 | [*] | [*] | 76 | 261 |
| QC | [*] | [*] | CLI | TECHNO | Full | Horaire | 4-Jun-1999 | [*] | [*] | 77 | 262 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 30-Apr-2001 | [*] | [*] | 78 | 263 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 30-Apr-2001 | [*] | [*] | 79 | 264 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 3-Jul-2001 | [*] | [*] | 80 | 265 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 22-May-2001 | [*] | [*] | 81 | 266 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 11-Jun-2001 | [*] | [*] | 82 | 267 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 18-Jun-2001 | [*] | [*] | 83 | 268 |
| QC | [*] | [*] | CLI | TECHNO | Part | Horaire | 10-Jul-2001 | [*] | [*] | 84 | 269 |
| QC | [*] | [*] | CLI | TECVAL | Full | Horaire | 20-Sep-1999 | [*] | [*] | 85 | 270 |
| QC | [*] | [*] | CLI | TELSAD | Full | Horaire | 11-May-1999 | [*] | [*] | 86 | 271 |
| QC | [*] | [*] | CLI | TMEDIC | Full | Horaire | 29-Jul-1998 | [*] | [*] | 87 | 272 |
| QC | [*] | [*] | CLI | TMEDIC | Full | Horaire | 15-Oct-1999 | [*] | [*] | 88 | 273 |
| QC | [*] | [*] | CLI | TMEFOR | Full | Horaire | 21-Oct-1997 | [*] | [*] | 89 | 274 |
| QC | [*] | [*] | CLI | VPRCLI | Full | Salaire fixe | 13-Dec-1999 | [*] | [*] | 90 | 275 |
| MTL | [*] | [*] | CLIMTL | COBDON | Full | Salaire fixe | 10-Apr-2000 | [*] | [*] | 91 | 276 |

Anapharm Inc
Liste des employés par site par division par poste
Au 2002-02-01

| Site | Nom | Prénom | Division | Poste | Statut | Type | Embauche | Taux | Salaire annuel | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| MTL | [*] | [*] | CLIMTL | COMAIN | Full | Salaire fixe | 19-Feb-2001 | [*] | [*] | 92 | 277 |
| MTL | [*] | [*] | CLIMTL | COPROJ | Full | Salaire fixe | 25-Apr-2000 | [*] | [*] | 93 | 278 |
| MTL | [*] | [*] | CLIMTL | COPROJ | Full | Salaire fixe | 25-Sep-2000 | [*] | [*] | 94 | 279 |
| MTL | [*] | [*] | CLIMTL | COPROJ | Full | Salaire fixe | 13-Aug-1999 | [*] | [*] | 95 | 280 |
| MTL | [*] | [*] | CLIMTL | COSTEC | Full | Salaire fixe | 12-Nov-2001 | [*] | [*] | 96 | 281 |
| MTL | [*] | [*] | CLIMTL | INFFOR | Full | Horaire | 2-Apr-1999 | [*] | [*] | 97 | 282 |
| MTL | [*] | [*] | CLIMTL | INFIRM | Full | Horaire | 3-Aug-2001 | [*] | [*] | 98 | 283 |
| MTL | [*] | [*] | CLIMTL | INFIRM | Part | Horaire | 17-Dec-2001 | [*] | [*] | 99 | 284 |
| MTL | [*] | [*] | CLIMTL | INFIRM | Part | Horaire | 4-Dec-2000 | [*] | [*] | 100 | 285 |
| MTL | [*] | [*] | CLIMTL | INFIRM | Part | Horaire | 26-Nov-1997 | [*] | [*] | 101 | 286 |
| MTL | [*] | [*] | CLIMTL | INFIRM | Part | Horaire | 7-Jan-2002 | [*] | [*] | 102 | 287 |
| MTL | [*] | [*] | CLIMTL | INSPCQ | Full | Horaire | 15-Jun-2000 | [*] | [*] | 103 | 288 |
| MTL | [*] | [*] | CLIMTL | INSPCQ | Full | Horaire | 19-Feb-2001 | [*] | [*] | 104 | 289 |
| MTL | [*] | [*] | CLIMTL | PRMAIN | Full | Horaire | 14-Aug-2000 | [*] | [*] | 105 | 290 |
| MTL | [*] | [*] | CLIMTL | PRPDON | Full | Horaire | 5-Jan-2001 | [*] | [*] | 106 | 291 |
| MTL | [*] | [*] | CLIMTL | PRPDON | Full | Horaire | 22-Aug-2000 | [*] | [*] | 107 | 292 |
| MTL | [*] | [*] | CLIMTL | PRSTAF | Full | Horaire | 27-Nov-2000 | [*] | [*] | 108 | 293 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 22-Feb-2001 | [*] | [*] | 109 | 294 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 3-Oct-2000 | [*] | [*] | 110 | 295 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 28-Jan-2002 | [*] | [*] | 111 | 296 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 17-Dec-2001 | [*] | [*] | 112 | 297 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 22-May-2001 | [*] | [*] | 113 | 298 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 15-Feb-2001 | [*] | [*] | 114 | 299 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 10-Apr-2001 | [*] | [*] | 115 | 300 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Full | Horaire | 7-Aug-2000 | [*] | [*] | 116 | 301 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 7-Aug-2000 | [*] | [*] | 117 | 302 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 5-Jun-2000 | [*] | [*] | 118 | 303 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Full | Horaire | 15-Dec-2000 | [*] | [*] | 119 | 304 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 7-Jun-2001 | [*] | [*] | 120 | 305 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 10-Apr-2001 | [*] | [*] | 121 | 306 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 14-Aug-2000 | [*] | [*] | 122 | 307 |
| MTL | [*] | [*] | CLIMTL | PRSTEC | Part | Horaire | 17-Jul-2001 | [*] | [*] | 123 | 308 |
| MTL | [*] | [*] | CLIMTL | PSTFOR | Full | Horaire | 23-May-2000 | [*] | [*] | 124 | 309 |
| MTL | [*] | [*] | CLIMTL | RECEPT | Full | Horaire | 16-Jan-2002 | [*] | [*] | 125 | 310 |
| MTL | [*] | [*] | CLIMTL | RESCQ | Full | Salaire fixe | 12-Mar-2001 | [*] | [*] | 126 | 311 |
| MTL | [*] | [*] | CLIMTL | RESOPE | Full | Salaire fixe | 19-Jun-2000 | [*] | [*] | 127 | 312 |
| MTL | [*] | [*] | CLIMTL | SEC | Full | Horaire | 21-Aug-2000 | [*] | [*] | 128 | 313 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Full | Horaire | 10-Apr-2001 | [*] | [*] | 129 | 314 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Part | Horaire | 26-Nov-2001 | [*] | [*] | 130 | 315 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Part | Horaire | 3-Oct-2000 | [*] | [*] | 131 | 316 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Part | Horaire | 31-Aug-2000 | [*] | [*] | 132 | 317 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Part | Horaire | 29-May-2000 | [*] | [*] | 133 | 318 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Full | Horaire | 27-Nov-2000 | [*] | [*] | 134 | 319 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Full | Horaire | 1-Jun-2001 | [*] | [*] | 135 | 320 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Part | Horaire | 17-Dec-2001 | [*] | [*] | 136 | 321 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Full | Horaire | 11-Jun-1999 | [*] | [*] | 137 | 322 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Full | Horaire | 14-Aug-2001 | [*] | [*] | 138 | 323 |
| MTL | [*] | [*] | CLIMTL | TECHNO | Full | Horaire | 10-Apr-2001 | [*] | [*] | 139 | 324 |
| MTL | [*] | [*] | CLIMTL | TMEDIC | Full | Horaire | 7-Aug-2000 | [*] | [*] | 140 | 325 |
| QC | [*] | [*] | RES | AGRECR | Part | Horaire | 3-Dec-2001 | [*] | [*] | 141 | 326 |
| QC | [*] | [*] | RES | AGRECR | Part | Horaire | 4-Apr-2001 | [*] | [*] | 142 | 327 |
| QC | [*] | [*] | RES | AGRECR | Part | Horaire | 27-Mar-2001 | [*] | [*] | 143 | 328 |
| QC | [*] | [*] | RES | AGRECR | Part | Horaire | 26-Sep-2000 | [*] | [*] | 144 | 329 |
| QC | [*] | [*] | RES | AGRECR | Part | Horaire | 10-Dec-2001 | [*] | [*] | 145 | 330 |
| QC | [*] | [*] | RES | AGRECR | Full | Horaire | 23-May-2000 | [*] | [*] | 146 | 331 |
| QC | [*] | [*] | RES | AGSEL | Full | Horaire | 29-May-2000 | [*] | [*] | 147 | 332 |
| QC | [*] | [*] | RES | AGSEL | Part | Horaire | 5-Jun-2000 | [*] | [*] | 148 | 333 |

Anapharm Inc
Liste des employés par site par division par poste
Au 2002-02-01

| Site | Nom | Prénom | Division | Poste | Statut | Type | Embauche | Taux | Salaire annuel | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| QC | [*] | [*] | RES | AGSEL | Full | Horaire | 19-Jun-1998 | [*] | [*] | 149 | 334 |
| QC | [*] | [*] | RES | APRECR | Full | Horaire | 24-Aug-1998 | [*] | [*] | 150 | 335 |
| QC | [*] | [*] | RES | APRECR | Full | Horaire | 17-Oct-1997 | [*] | [*] | 151 | 336 |
| QC | [*] | [*] | RES | APRECR | Full | Horaire | 5-Dec-1997 | [*] | [*] | 152 | 337 |
| QC | [*] | [*] | RES | APRECR | Full | Horaire | 9-Sep-1999 | [*] | [*] | 153 | 338 |
| QC | [*] | [*] | RES | COSEL | Full | Salaire fixe | 4-Oct-1999 | [*] | [*] | 154 | 339 |
| QC | [*] | [*] | RES | INFIRM | Full | Horaire | 18-Jun-2001 | [*] | [*] | 155 | 340 |
| QC | [*] | [*] | RES | INFIRM | Full | Horaire | 4-Apr-1999 | [*] | [*] | 156 | 341 |
| QC | [*] | [*] | RES | PRPUB | Full | Horaire | 12-Feb-2001 | [*] | [*] | 157 | 342 |
| QC | [*] | [*] | RES | PRSEL | Full | Horaire | 3-Sep-1998 | [*] | [*] | 158 | 343 |
| QC | [*] | [*] | RES | PRSTEC | Part | Horaire | 7-Jan-2002 | [*] | [*] | 159 | 344 |
| QC | [*] | [*] | RES | PRSTEC | Part | Horaire | 17-Sep-1999 | [*] | [*] | 160 | 345 |
| QC | [*] | [*] | RES | TECHNO | Part | Horaire | 18-Jun-2001 | [*] | [*] | 161 | 346 |
| TR | [*] | [*] | RES | INFIRM | Full | Horaire | 20-Aug-1999 | [*] | [*] | 162 | 347 |
| TR | [*] | [*] | RES | TECHNO | Part | Horaire | 27-Oct-1997 | [*] | [*] | 163 | 348 |
| TR | [*] | [*] | RES | TECHNO | Part | Horaire | 27-Aug-2001 | [*] | [*] | 164 | 349 |
| MTL | [*] | [*] | RESMTL | AGRECR | Part | Horaire | 26-Nov-2001 | [*] | [*] | 165 | 350 |
| MTL | [*] | [*] | RESMTL | AGRECR | Full | Horaire | 21-Nov-2000 | [*] | [*] | 166 | 351 |
| MTL | [*] | [*] | RESMTL | AGRECR | Part | Horaire | 29-Jan-2001 | [*] | [*] | 167 | 352 |
| MTL | [*] | [*] | RESMTL | AGRECR | Part | Horaire | 14-Nov-2000 | [*] | [*] | 168 | 353 |
| MTL | [*] | [*] | RESMTL | AGRECR | Part | Horaire | 3-Jul-2001 | [*] | [*] | 169 | 354 |
| MTL | [*] | [*] | RESMTL | AGSEL | Full | Horaire | 22-Mar-2001 | [*] | [*] | 170 | 355 |
| MTL | [*] | [*] | RESMTL | APRECR | Full | Horaire | 13-Nov-2000 | [*] | [*] | 171 | 356 |
| MTL | [*] | [*] | RESMTL | CORES | Full | Salaire fixe | 21-Jul-2000 | [*] | [*] | 172 | 357 |
| MTL | [*] | [*] | RESMTL | INFIRM | Full | Horaire | 5-Apr-2001 | [*] | [*] | 173 | 358 |
| MTL | [*] | [*] | RESMTL | INFIRM | Full | Horaire | 13-Mar-2001 | [*] | [*] | 174 | 359 |
| MTL | [*] | [*] | RESMTL | PRSTEC | Part | Horaire | 18-Dec-2001 | [*] | [*] | 175 | 360 |
| MTL | [*] | [*] | RESMTL | PRSTEC | Full | Horaire | 5-Jan-2001 | [*] | [*] | 176 | 361 |
| MTL | [*] | [*] | RESMTL | RESRES | Full | Salaire fixe | 21-Jul-2000 | [*] | [*] | 177 | 362 |
| MTL | [*] | [*] | RESMTL | TECHNO | Full | Horaire | 27-Nov-2000 | [*] | [*] | 178 | 363 |
| ANALYTICAL | | | | | | | | [*] | $0.00 | | |
| | | | | | | | | [*] | [*] | | |
| MTL | [*] | [*] | RH | CORH | Full | Salaire fixe | 4-Jun-2001 | [*] | [*] | 1 | 364 |
| QC | [*] | [*] | RH | CODOT | Full | Salaire fixe | 4-Feb-2002 | [*] | [*] | 2 | 365 |
| QC | [*] | [*] | RH | COFDOT | Full | Salaire fixe | 22-Oct-2001 | [*] | [*] | 3 | 366 |
| QC | [*] | [*] | RH | COSST | Full | Salaire fixe | 27-Jul-1998 | [*] | [*] | 4 | 367 |
| QC | [*] | [*] | RH | DIRRH | Full | Salaire fixe | 18-Jan-1999 | [*] | [*] | 5 | 368 |
| QC | [*] | [*] | RH | SECDIV | Full | Horaire | 18-Sep-2000 | [*] | [*] | 6 | 369 |
| HUMAN RESSOURCES | | | | | | | | [*] | $0.00 | | |
| | | | | | | | | [*] | [*] | | |
| MTL | [*] | [*] | STA | ASSREG | Full | Salaire fixe | 26-Nov-2001 | [*] | [*] | 1 | 370 |
| QC | [*] | [*] | STA | ASGDOC | Full | Horaire | 10-Nov-1999 | [*] | [*] | 2 | 371 |
| QC | [*] | [*] | STA | ASSCIE | Full | Horaire | 4-Apr-2000 | [*] | [*] | 3 | 372 |
| QC | [*] | [*] | STA | ASSTRD | Full | Horaire | 3-Jan-2001 | [*] | [*] | 4 | 373 |
| QC | [*] | [*] | STA | BIOSTA | Full | Salaire fixe | 26-Jun-2001 | [*] | [*] | 5 | 374 |
| QC | [*] | [*] | STA | BIOSTA | Full | Salaire fixe | 30-Mar-1998 | [*] | [*] | 6 | 375 |
| QC | [*] | [*] | STA | COSASR | Full | Salaire fixe | 3-Jul-2000 | [*] | [*] | 7 | 376 |
| QC | [*] | [*] | STA | DIRAGP | Full | Salaire fixe | 23-Feb-1998 | [*] | [*] | 8 | 377 |
| QC | [*] | [*] | STA | DIRSCI | Full | Salaire fixe | 23-Jan-1998 | [*] | [*] | 9 | 378 |
| QC | [*] | [*] | STA | GESPRO | Full | Salaire fixe | 15-May-2000 | [*] | [*] | 10 | 379 |
| QC | [*] | [*] | STA | GESPRO | Full | Salaire fixe | 7-Jan-2002 | [*] | [*] | 11 | 380 |
| QC | [*] | [*] | STA | GESPRO | Full | Salaire fixe | 10-Jul-2001 | [*] | [*] | 12 | 381 |
| QC | [*] | [*] | STA | GESPRO | Full | Salaire fixe | 1-Mar-1999 | [*] | [*] | 13 | 382 |
| QC | [*] | [*] | STA | GESPRO | Full | Salaire fixe | 28-Jul-1999 | [*] | [*] | 14 | 383 |
| QC | [*] | [*] | STA | GESPRO | Full | Salaire fixe | 15-May-2000 | [*] | [*] | 15 | 384 |

# Anapharm Inc
## Liste des employés par site par division par poste
## Au 2002-02-01

| Site | Nom | Prénom | Division | Poste | Statut | Type | Embauche | Taux | Salaire annuel | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| QC | [*] | [*] | STA | GESPRO | Full | Salaire fixe | 10-Apr-2000 | [*] | [*] | 16 | 385 |
| QC | [*] | [*] | STA | PHARMA | Full | Salaire fixe | 1-Jun-1995 | [*] | [*] | 17 | 386 |
| QC | [*] | [*] | STA | PHARMA | Full | Salaire fixe | 5-Feb-2002 | [*] | [*] | 18 | 387 |
| QC | [*] | [*] | STA | PHARMA | Full | Salaire fixe | 21-Feb-2000 | [*] | [*] | 19 | 388 |
| QC | [*] | [*] | STA | PHARMA | Full | Salaire fixe | 7-Jan-2002 | [*] | [*] | 20 | 389 |
| QC | [*] | [*] | STA | REDSCI | Full | Salaire fixe | 28-May-1996 | [*] | [*] | 21 | 390 |
| QC | [*] | [*] | STA | REDSCI | Full | Salaire fixe | 1-Jun-1998 | [*] | [*] | 22 | 391 |
| QC | [*] | [*] | STA | REDSCI | Full | Salaire fixe | 6-Nov-2000 | [*] | [*] | 23 | 392 |
| QC | [*] | [*] | STA | REDSCI | Full | Salaire fixe | 13-Dec-1999 | [*] | [*] | 24 | 393 |
| QC | [*] | [*] | STA | RESREG | Full | Salaire fixe | 7-Apr-1997 | [*] | [*] | 25 | 394 |
| QC | [*] | [*] | STA | SECDIV | Full | Horaire | 13-Apr-2000 | [*] | [*] | 26 | 395 |
| QC | [*] | [*] | STA | SECGPR | Full | Horaire | 19-Jul-2000 | [*] | [*] | 27 | 396 |
| QC | [*] | [*] | STA | SECREP | Full | Horaire | 6-Apr-1999 | [*] | [*] | 28 | 397 |
| QC | [*] | [*] | STA | SECREP | Full | Horaire | 18-May-2000 | [*] | [*] | 29 | 398 |
| SCIENTIFIC AND REGULATORY AFFAIRS | | | | | | | | [*] | $0.00 | | |
| | | | | | | | | [*] | [*] | | |
| MTL | [*] | [*] | TI | TECINF | Full | Horaire | 12-Mar-2001 | [*] | [*] | 1 | 399 |
| QC | [*] | [*] | TI | ADMSYS | Full | Salaire fixe | 4-Jan-1999 | [*] | [*] | 2 | 400 |
| QC | [*] | [*] | TI | ANADEV | Full | Salaire fixe | 18-Dec-2001 | [*] | [*] | 3 | 401 |
| QC | [*] | [*] | TI | ANAVAL | Full | Salaire fixe | 7-May-2001 | [*] | [*] | 4 | 402 |
| QC | [*] | [*] | TI | COSBUR | Full | Salaire fixe | 25-Apr-2000 | [*] | [*] | 5 | 403 |
| QC | [*] | [*] | TI | COSTTI | Full | Salaire Fixe | 10-Jul-2001 | [*] | [*] | 6 | 404 |
| QC | [*] | [*] | TI | DIRTI | Full | Salaire fixe | 1-Nov-1999 | [*] | [*] | 7 | 405 |
| QC | [*] | [*] | TI | PROGAN | Full | Horaire | 16-Oct-2000 | [*] | [*] | 8 | 406 |
| QC | [*] | [*] | TI | RESCEL | Full | Salaire fixe | 8-Jan-2001 | [*] | [*] | 9 | 407 |
| QC | [*] | [*] | TI | RESING | Full | Salaire fixe | 14-Aug-2000 | [*] | [*] | 10 | 408 |
| QC | [*] | [*] | TI | SECDIV | Full | Horaire | 30-Apr-2001 | [*] | [*] | 11 | 409 |
| QC | [*] | [*] | TI | TECINF | Full | Horaire | 22-May-2001 | [*] | [*] | 12 | 410 |
| QC | [*] | [*] | TI | TECINF | Part | Horaire | 21-Jan-2002 | [*] | [*] | 13 | 411 |
| QC | [*] | [*] | TI | TECINF | Full | Horaire | 30-Jul-2001 | [*] | [*] | 14 | 412 |
| QC | [*] | [*] | TI | TECINF | Full | Horaire | 29-May-2001 | [*] | [*] | 15 | 413 |
| QC | [*] | [*] | TI | TECINF | Full | Horaire | 19-Mar-2001 | [*] | [*] | 16 | 414 |
| INFORMATION TECHNOLOGY | | | | | | | | [*] | $0.00 | | |
| | | | | | | | | [*] | [*] | | |
| QC | [*] | [*] | VTE | COMARK | Full | Salaire fixe | 1-May-2000 | [*] | [*] | 1 | 415 |
| QC | [*] | [*] | VTE | COPRCT | Full | Salaire fixe | 19-Oct-1998 | [*] | [*] | 2 | 416 |
| QC | [*] | [*] | VTE | DIRDEV | Full | Salaire fixe | 26-Aug-1996 | [*] | [*] | 3 | 417 |
| QC | [*] | [*] | VTE | PRESID | Full | Salaire fixe | 12-Aug-1996 | [*] | [*] | 4 | 418 |
| QC | [*] | [*] | VTE | RESDEV | Full | Salaire fixe | 23-Oct-2000 | [*] | [*] | 5 | 419 |
| QC | [*] | [*] | VTE | RESDEV | Full | Salaire fixe | 10-Sep-2001 | [*] | [*] | 6 | 420 |
| QC | [*] | [*] | VTE | RESDEV | Full | Salaire fixe | 18-Apr-2000 | [*] | [*] | 7 | 421 |
| QC | [*] | [*] | VTE | SEC | Full | Horaire | 2-Aug-1999 | [*] | [*] | 8 | 422 |
| QC | [*] | [*] | VTE | SECDIV | Full | Horaire | 20-Sep-1999 | [*] | [*] | 9 | 423 |
| QC | [*] | [*] | VTE | TEPRCT | Full | Horaire | 12-Sep-1994 | [*] | [*] | 10 | 424 |
| BUSINESS DEVELOPMENT | | | | | | | | [*] | $0.00 | | |
| | | | | | | | | [*] | | | |
| | | | | | | | | [*] | #VALUE! | | |
| | | | | | | | | [*] | | | |
| | | | | | | | | [*] | | | |

| | | | |
|---|---|---|---|
| TERMINATION PAYMENT | [*] | | #VALUE! |
| | [*] | [*] | |
| Split: | [*] | [*] | |
| | [*] | [*] | |
| Regular employees | [*] | [*] | |

Anapharm Inc
Liste des employés par site par division par poste
Au 2002-02-01

| Site | Nom | Prénom | Division | Poste | Statut | Type | Embauche | Taux | Salaire annuel |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Upper Management | | | | [*] | [*] |
| | | | | BD representatives | | | | [*] | [*] |
| | | | | | | | | | [*] |

Monsieur Ilan rose

Ste-Foy, le 13 mai 2000

Cher Ilan,

Suite à nos rencontres récentes avec[*], concernant le poste[*],[*] Anapharm, dans lequel tu te rapporteras à[*], voici une offre d'emploi.

Comme convenu, Anapharm vous offre

1. [*]
2. [*]
3. [*].
4. [*]
5. [*]
6. [*]
7. [*]

A la signature de cette offre, Mme Perron vous remettra une copie du programme d'option d'achat d'Anapharm. En espérant pouvoir te compter parmi nous le plus tôt possible,

Salutations amicales,

J'accepte cette offre:________________ _________

Ilan rose date

Marc LeBel, Pharm.D.
Président.

[*]
[*]

[*] Confidential portions omitted and filed separately with the Commission.

December 12, 2001

[*]

Dear [*]:

Following our recent conversations, we are pleased to offer you the position of [****]. The summary of our offer is as follows:

- Starting date would be January 14;
- An annual fixed salary of $ [*] [**];
- Your work place will mainly be in the USA, from your home place;
- A [*];
- A [*] summer vacation will be given at the end of our fiscal year, which is April 30, 2002, plus the Christmas holidays during which our offices are usually closed;
- You will be entitled to Life Insurance, Disability Income Insurance and Dental Care Insurance after [**] ;
- [***] .
- In the case of an unjustified breach of contract [*].

It is understood that there is no clause or agreement linking you to your present employer that would impede you from joining Anapharm's team.

Upon your arrival at Anapharm Inc., you will have to sign a confidentiality agreement to conform to our internal policies in order to ensure the security of information held by Anapharm Inc.

Following the signing of this letter, our agreement will be official. We wish to thank you for your interest in Anapharm Inc. and we want you to know that we would be proud to have you among our team.

________________________
Isabelle Gervais
Director, Human Resources

________________________
Stéphane Marin
Serior Director, Business Development

---

I have read and I accept the conditions mentioned in this letter.

________________
[*]

________________
Date

SM/icg

[*] Confidential portions omitted and filed separately with the Commission.

December 12, 2001

[*]

Dear [*]:

Following our recent conversations, we are pleased to offer you the position of [*]. The summary of our offer is as follows:

- Starting date would be January 14;
- An annual fixed salary of $ [***] can be granted;
- A [**];
- Your work place will mainly be in the USA, from your home place;
- A 6-month probationary period;
- A [*] summer vacation will be given at the end of our fiscal year, which is April 30, 2002, plus the Christmas holidays during which our offices are usually closed;
- You will be entitled to Life Insurance, Disability Income Insurance and Dental Care Insurance [*] of service, as well as to the [**];
- [**]
- In the case of an unjustified breach of contract, [**]

It is understood that there is no clause or agreement linking you to your present employer that would impede you from joining Anapharm's team.

Upon your arrival at Anapharm Inc., you will have to sign a confidentiality agreement to conform to our internal policies in order to ensure the security of information held by Anapharm Inc.

Following the signing of this letter, our agreement will be official. We wish to thank you for your interest in Anapharm Inc. and we want you to know that we would be proud to have you among our team.

__________________________
[*]
[*]

__________________________
Stéphane Marin
Serior Director, Business Development

---

I have read and I accept the conditions mentioned in this letter.

____________________
Teena Renee Foster

____________________
Date

SM/icg

**[*] Confidential portions omitted and filed separately with the Commission.**

Montréal, 5 septembre 2001

[*]

Objet: Offre d'emploi

[*],

Pour faire suite à nos récentes conversations, nous avons le plaisir de vous offrir un poste de responsable du [*] Anapharm inc. [*]. Voici un sommaire de cette offre :

- [**]
- [**]
- [**]
- [**]
- [**]
- [**]
- [**]

Il est entendu qu'aucune clause ni entente vous liant à votre employeur actuel ne vous empêchent de joindre les rangs d'Anapharm inc.

Suite à la signature de cette lettre, notre entente sera officielle. Nous désirons vous remercier de l'intérêt que vous manifestez à l'égard de notre compagnie et nous serions heureux et fiers de vous compter parmi nous bientôt.

______________________________

Stéphane Marin
Directeur du développement des affaires

---

J'ai pris connaissance et accepte les conditions stipulées dans cette lettre.

______________________________ ____________________

[*] Date

SM/icg

**[*] Confidential portions omitted and filed separately with the Commission.**

Sainte-Foy, October 17, 2000

[*]

**Subject : Employment Offer**

Dear [*] :

We are pleased to offer you a position as[*], at Anapharm inc. The summary of our agreement is as follows :

- Starting date is within two weeks;
- An annual salary fixed at $[*];
- A [*];
- A [*] summer vacation will be given at the end of our fiscal year, which is April 30, 2001, plus the Christmas holidays during which our office is closed;
- Group insurance, including life, dental, medical and salary insurance [**]

It is understood that there is no clause or agreement linking you to your present employer that would impede you from joining Anapharm's team.

Upon your arrival at Anapharm inc., you will have to sign a confidentiality agreement to conform to our internal policies in order to assure the security of information held by Anapharm inc.

Following the signature of this letter, our agreement will be official. We wish to thank you for your interest towards Anapharm inc. and would be proud to have you among our team.

______________________________

Isabelle Gervais
Human Resources Manager

______________________________

Stéphane Marin
Business Development Director

---

I read and accept the conditions mentioned in this letter.

____________________

[*]

Date ____________

/icg

[*] **Confidential portions omitted and filed separately with the Commission.**


GROUP
INSURANCE


LES CONSEILLERS
EN AVANTAGES
SOCIAUX
INC


INDUSTRIAL
ALLIANCE
LIFE INSURANCE COMPANY
A partner you can trust
SINCE 1892



# GROUP INSURANCE

## PLAN DESCRIPTION

# GROUP INSURANCE PLAN

*Policyholder:* ***ANAPHARM INC.***

*Policy No. :* ***96,054***

- **Reimbursement by the insurer:**
  As provided in the Supplemental Health Insurance benefit. However, if the reimbursement is inferior to the one provided by the Act respecting prescription drug insurance, the reimbursement will be as per the minimum reimbursement allowed.
  ***(Minimum reimbursement of 75% as of 01-01-97)***

  Beyond the maximum contribution, per adult and per calendar year, the insurer's reimbursement for eligible medications as per the list of the Board will be 100%.

- **Maximum:**
  None.

- **Exclusion:**
  None, except if provided under the Act respecting prescription drug insurance or its regulations.

This benefit terminates on the participant's 65th birthday or upon retirement, if earlier, subject to the SPECIAL PROVISIONS FOR PERSONS OF AGE 65 AND OVER included in this annex.



# TABLE OF CONTENTS

page

*SUMMARY OF BENEFITS* 1

*GENERAL PROVISIONS*

Definitions 12
Particulars 15
Insurance 17
Benefits 23

*COVERAGE*

Participant's Life Insurance 26
Dependents' Life Insurance 31
Participant's Accidental Death and Dismemberment Insurance 32
Short-term Disability Income Insurance 35
Long-term Disability Income Insurance 41
Supplemental Health Insurance 48
Medical Assistance Outside Canada 59
Dental Care Insurance 69

*ANNEX*

Basic Prescription Drug Insurance Plan (i)

# ANNEX TO YOUR GROUP INSURANCE PLAN FOLLOWING THE INTRODUCTION IN QUÉBEC OF THE ACT RESPECTING PRESCRIPTION DRUG INSURANCE

**EFFECTIVE DATE: JANUARY 1, 1997**

Coverage provided under the BASIC PRESCRIPTION DRUG INSURANCE PLAN for the cost of pharmaceutical services and medications provided in Québec, for every person who is a resident of Québec and who is duly registered with the *Régie de l'assurance-maladie du Québec* (hereafter referred to as the Board), is part of the present plan, unless otherwise specified hereafter.

Coverage offered is in accordance with relevant provisions of the Act respecting prescription drug insurance.

Any modification to the Act respecting prescription drug insurance which relates to the basic plan will also modify the relevant provisions of the present plan.

This coverage is mandatory for all employees or retirees and their dependents who are eligible to the present plan, subject to the provisions of the Act respecting prescription drug insurance.

## SPECIAL PROVISIONS FOR PERSONS OF AGE 65 AND OVER

The person's choice to be covered by the Board for the BASIC PRESCRIPTION DRUG INSURANCE PLAN is irrevocable.

For the purpose of the present plan, persons of age 65 and over are presumed to be covered with the Board for the BASIC PRESCRIPTION DRUG INSURANCE PLAN, as well as dependents of a participant who is 65 years of age or over, regardless of their age, unless otherwise specified in the present plan.



## *SUMMARY OF BENEFITS*

The SUMMARY OF BENEFITS briefly describes the coverage of the group insurance plan, based on the class the participant belongs to.

The following pages give a full description of the GENERAL PROVISIONS and of each BENEFIT.

## SPECIAL PROVISIONS

For the purposes of this plan, the masculine form includes the feminine unless a different meaning is plainly to be taken from the context.

Participants are identified under the following classes:

Classes

100 - Employees with dependents

110 - Employees without dependent

a treatment plan must be submitted to the insurer who will determine, before commencement of treatment, the amount of eligible expenses.

"Treatment plan" means a written description of the treatment which, in the opinion of the dentist, will be required, including X-rays in support of such opinion, and specification of the probable date and cost of treatment.

PAYMENT OF BENEFITS

**Proof:** Before paying benefits, the insurer may require, as proof and at no expense to the insurer, a complete diagram showing the insured person's state of dentition prior to the beginning of the treatment for which a claim is submitted. The insurer may also, if deemed necessary, require laboratory or hospital reports, X-rays, casts, molds or models used for examination purposes, or any other similar evidence.

**Alternative Treatment Plan:** If more than one type of treatment exists for the dental condition of the insured person, the insurer reimburses the lesser fee, provided however that the treatment given is normal and appropriate.

CALCULATION OF REIMBURSEMENT

**Deductible:** The deductible is that portion of eligible expenses which must be paid by the participant before any benefits are payable. The maximum deductible required per calendar year is specified in the Summary of Benefits, if applicable.

**Carry-Over Provision:** If the deductible has been satisfied in whole or in part by the payment of expenses incurred in the last three (3) months of a calendar



**PARTICIPANT'S LIFE INSURANCE**

Sum Insured

One times the annual salary, the result being rounded to the next $1,000.

Maximum: $170,000 without evidence of insurability or $340,000 with evidence of insurability.

Reduction: This benefit is reduced by 50% on the participant's 65th birthday.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

**PARTICIPANT'S ACCIDENTAL DEATH AND DISMEMBERMENT INSURANCE**

Sum Insured

One times the annual salary, the result being rounded to the next $1,000.

Maximum: $170,000 without evidence of insurability or $340,000 with evidence of insurability.

Reduction: This benefit is reduced by 50% on the participant's 65th birthday.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

Root planning and curettage are covered up to a maximum of three (3) sextants and two (2) quadrants or up to fourteen (14) teeth per calendar year. These procedures are limited to dentists exclusively and are only covered if testing of periodontal pockets indicates four millimeters (4 mm) or more. In all cases, appropriate x-rays and periodontal chart must be submitted.

e) Dentures - removable

- adjustments
- repairs
- rebasing and relining
- prophylaxis and polishing

f) Oral Surgery

- removal of erupted tooth (uncomplicated)
- surgical removals (complicated)
- removal of tumours or cysts

g) Adjunctive General Services

- anaesthesia (in relation to surgery)

## EXCLUSIONS AND REDUCTIONS

a) This benefit does not cover:

i) Treatment or appliance related directly or indirectly to full mouth reconstruction, to correct bruxism or vertical dimension or any temporomandibular joint dysfunction;

ii) Services rendered by a dental hygienist and not administered under the supervision of a dentist;



## SHORT-TERM DISABILITY INCOME INSURANCE

### Weekly Indemnity

60% of the weekly salary, the result being rounded to the next dollar.

Weekly maximum: $1,000

Elimination Period:

- Accident: 14 calendar days
- Hospitalization: 14 calendar days
- Illness: 14 calendar days

For the purpose of defining the elimination period, any disability resulting from an accident and starting more than 30 days after the said accident is considered as a disability resulting from an illness.

Maximum Benefit Period: 17 weeks

Benefits are non taxable and are payable on a working day basis.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

rate suggested for general practitioners of the province where treatment is given.

Expenses incurred for treatment provided by a denturist are limited to the normal suggested fee for denturists of the province where treatment is provided.

Expenses incurred outside Canada are limited to the normal rate suggested for general practitioners of the insured person's province of residence.

These expenses are reimbursed according to the Fee Guide of the year indicated in the Summary of Benefits.

The following expenses are covered if so stated in the Summary of Benefits:

**Preventive Care**

a) Examinations and Diagnoses

- oral examination: once every two (2) years
- oral check-up: once every six (6) months
- emergency oral examination
- specific oral examination

b) X-rays

- intra-oral - periapical: one complete series every two (2) years
- intra-oral - occlusal
- intra-oral - interproximal
- extra-oral
- sialography
- panoramic: once every two (2) years
- radiopaque dyes

c) Tests and Laboratory Examinations

- microbiologic culture
- biopsy of oral tissue - soft
- biopsy of oral tissue - hard
- cytologic smear



## SUPPLEMENTAL HEALTH INSURANCE

### HOSPITALIZATION IN CANADA

| Deductible: | Reimbursement: | Daily Maximum: |
|---|---|---|
| none | 100% | Semi-private room without limit as to the number of days |

### EMERGENCY EXPENSES OUTSIDE THE PROVINCE OF RESIDENCE and MEDICAL ASSISTANCE OUTSIDE CANADA

| Deductible: | Reimbursement: | Maximum Per Insured Person: |
|---|---|---|
| none | 100% | $4,000,000 lifetime |

### OTHER MEDICAL EXPENSES IN CANADA

| | |
|---|---|
| Deductible | |
| - Individual protection: | $25 |
| - Family protection: | $50 |
| Reimbursement | |
| - drugs and paramedical fees: | 80% |
| - other expenses: | 100% |
| Maximum: | Unlimited |

Dependents, if applicable, are covered under the present benefit.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

uprisings, radioactive fallout, or any other situation beyond its control.

The doctors, hospitals, clinics, lawyers and other authorized practitioners or institutions to which the Medical Assistance Service directs insured persons are, for the most part, independent contractors and act on their own behalf and are not employees, agents or subordinates of the Medical Assistance Service.

The Medical Assistance Service and the insurer are not in any way responsible for negligence or other acts or omissions by these doctors, hospitals, clinics, lawyers or other authorized practitioners or institutions.



**Medical Expenses** (cont'd)

| Covered Expenses | Maximums Per Insured Person |
|---|---|
| Intrauterine devices | $50 per calendar year. |
| Eyeglasses or contact lenses following cataract surgery | $200 lifetime. |
| Diagnostic laboratory and x-ray procedure fees | $100 per calendar year. |
| Orthopedic devices | Unlimited. |
| Crutches and hernial belts | Unlimited. |
| Capillary prostheses | $150 per calendar year. |
| Sclerosing injections | $15 per visit. |
| Dental care as a result of an accidental injury | Unlimited. |
| Paramedical fees for a physiotherapist and a physical rehabilitation therapist | $20 per visit. Global maximum of $400 per calendar year. One (1) treatment per day. |
| Paramedical fees for a speech therapist, an audiologist, a chiropractor, an osteopath, a psychologist, a podiatrist, an acupuncturist and an occupational therapist | $20 per visit. Maximum of $400 per calendar year for each of these professionals. One (1) treatment per day. |

unless it is covered under the SUPPLEMENTAL HEALTH INSURANCE of this policy.

- *Lost Baggage or Documents*

  If the insured person loses or has his baggage stolen, the Medical Assistance Service will help him contact the appropriate authorities.

**EXCLUSIONS**

This benefit does not cover:

a) Expenses payable or reimbursable under a government, a group or individual plan, or which normally would have been payable if a claim had been submitted;

b) Expenses resulting from attempted suicide or voluntary self-inflicted injury, whether the insured person is sane or insane;

c) Expenses resulting from injury or illness caused by civil unrest, insurrection or war, whether war is declared or not, or participation in a riot;

d) Surgery or treatment which is not medically required, and which is given for cosmetic purposes, for any reason other than curative, or which exceeds ordinary surgery or treatment given in accordance with normal therapeutic practice, and surgery or treatment which is given in relation to an operation or treatment of an experimental nature;

e) The portion of the expenses which exceeds reasonable and customary fees for the area in which treatment is provided for an illness of the same nature and severity;



**DENTAL CARE INSURANCE**

Deductible

| | |
|---|---|
| - Individual protection: | $50 |
| - Family protection: | $50 |

Reimbursement

| | |
|---|---|
| - Preventive treatments: | 80% |
| - Basic treatments: | 80% |

Maximum Per Insured Person

| | |
|---|---|
| - Preventive and Basic treatments: | $1,000 per calendar year |

Dependents, if applicable, are covered under the present benefit.

Expenses are reimbursed according to the Dental Surgeons Association's Fee Guide for the current year.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

ix) *Meals and Accommodation*

- With regard to paragraphs vi), vii) and viii), the Medical Assistance Service will pay expenses incurred for meals and accommodation up to one hundred and fifty dollars ($150) per day for a maximum of seven (7) days. Receipts must be provided for these expenses before the Medical Assistance Service issues a reimbursement.

x) *Vehicle Return*

- The Medical Assistance Service will pay up to one thousand dollars ($1,000) to return the insured person's vehicle, either private or rental, to the insured person's residence or the nearest appropriate vehicle rental location.

xi) *Cash Advances*

- The Medical Assistance Service will advance cash, if need be, for the insured person to obtain the services described in paragraphs iii), vi), vii), viii), ix) and x), or will provide payment guarantees of up to one thousand dollars ($1,000) in legal Canadian tender. The participant must pay back any cash advance to the insurer according to the exchange rates effective at the time of the cash advance. The cash advance will be withheld by the insurer from any claim payments, if applicable.

b) Other emergency travel services also available to the insured person while travelling abroad:



declares publicly to be his spouse and with whom he has been living on a permanent basis for at least one (1) year. In all cases, a de facto separation of more than three (3) months results in the loss of status as spouse.

- Child

Any single child of the participant or of his spouse residing in Canada who depends on the participant for support and who meets at least one of the following conditions:

- He is under twenty-one (21) years of age;
- He is under twenty-six (26) years of age and is attending a recognized educational institution on a full-time basis;
- He became totally and permanently disabled while still considered a dependent under a) or b) above.

<u>Disability</u>: A state of total and continuous incapacity as defined in the benefits of the present plan. For disability to be acknowledged, the participant's condition must require regular care actually given by a physician or a specialist. It is understood that whenever medical care is necessary and, according to the insurer, is a matter for a specialist, the medical care must actually be given by a specialist of the appropriate field.

<u>Eligibility Period</u>: The continuous period, as specified in the Summary of Benefits, during which an employee must be actively at work before being eligible for coverage under this insurance.

<u>Elimination Period</u>: The continuous period indicated in the Summary of Benefits during which a participant must be absent from work due to disability before he can begin to receive disability income benefit payments under a disability income benefit.

iv) *Payment of Medical Expenses and Cash Advance*

- The Medical Assistance Service will make the necessary arrangements to pay medical expenses covered under the SUPPLEMENTAL HEALTH INSURANCE which is part of this policy issued by the insurer for emergency hospitalization and medical or surgical care outside of Canada.

  If need be, the Medical Assistance Service will advance up to ten thousand dollars ($10,000) in legal Canadian tender, after reaching an agreement with the insurer, for the participant and his covered dependents.

  The participant must pay back any cash advance to the insurer in one lump sum and according to the exchange rates effective at the time of the cash advance, within ninety (90) days following his return to Canada. Should the participant fail to pay, the insurer reserves the right to compensate on health claims or any other claims which the participant or his dependents present under this policy.

v) *Return of Deceased*

- Should the insured person die due to an illness or accident, the Medical Assistance Service will take care of all the arrangements and pay up to three thousand dollars ($3,000) for the postmortem expenses, the coffin and transportation of the deceased to the place of burial in Canada. Funeral expenses will not be covered by the Medical Assistance Service or the insurer.



Salary (Net): The participant's annual salary immediately prior to the beginning of disability, less:

- The employee's annual Employment *Insurance* premium;
- The employee's annual Québec or Canada Pension Plan contribution;
- Income tax deducted according to the tax tables established under the Canadian Income Tax Act and the income tax act of the participant's province of residence.

Specialist: A physician licensed by the provincial licensing authority to practice medicine with specialization.

## PARTICULARS

PLAN AMENDMENT

The benefits herein provided are complementary to the benefits provided by government plans. Any modification brought to one of these plans after the effective date of the present plan will in no way modify the benefits herein provided, unless an agreement is signed by the authorized officers of the insurer and the policyholder. However, this does not apply to modifications regarding the *maximum insurable earnings* determined under the Employment Insurance Act.

INCONTESTABILITY

Whenever evidence of insurability is required to approve insurance for a participant or a dependent, or to approve one of the benefits, the statements made in such

**Hospital:** A hospital refers to an institution which provides short-term care and:

a) is legally recognized as such in the country where the institution is located;

b) provides care to bedridden patients;

c) is equipped with a laboratory and an operating room;

d) has legally qualified physicians and registered nurses working twenty-four (24) hours a day.

Rehabilitation homes, convalescent homes, rest homes, chronic care homes and hospital chronic care wards do not qualify as hospitals.

**Claims:** Any event, accident or illness which justifies intervention by the Medical Assistance Service.

MEDICAL ASSISTANCE

a) The following emergency medical assistance following an accident or illness is available:

i) *Twenty-four (24) Hour Access*

- The insured person can call the 24-hour hotline at any time of the day or night, and multilingual coordinators will put him in touch with a network of specialists to handle travel-related emergencies.

ii) *Medical Care*

The Medical Assistance Service will:

- Upon request by the insured person, organize consultations with general practitioners or specialists in order to



BENEFICIARY

Any participant may name a beneficiary or change a named beneficiary, subject to the provisions of the law, by written declaration signed by the participant and delivered to the insurer's head office.

The insurer declines any responsibility with respect to the sufficiency or validity of such nomination or change of beneficiary.

The rights of a beneficiary who dies before the participant revert to the participant.

If no beneficiary has been named, the death benefit is paid to the participant's rightful claimants.

## INSURANCE

ELIGIBILITY

**Employee**

An employee becomes eligible:

a) as of the effective date of the plan, in the case of any employee then in the employer's service, provided the eligibility period specified in the Summary of Benefits is satisfied, if applicable; or

b) in all other cases, on the date the employee has satisfied the eligibility period specified in the Summary of Benefits, if applicable.

However, no employee hired after the effective date of the plan will be eligible if he attains age

## WAIVER OF PREMIUMS

A participant whose premiums are waived under the article *Waiver of Premiums* of his life insurance benefit is also entitled to waiver of premiums for the present benefit, under the same conditions.

However, waiver of premiums ceases on the termination date of the benefit or plan.

## EXTENSION OF DEPENDENTS' INSURANCE AT THE PARTICIPANT'S DEATH

At the participant's death, the dependents' insurance is extended, without premium payment, to the earliest of the following dates:

a) Twenty-four (24) months after the participant's death;

b) The date on which the dependents' insurance would have terminated had the participant then been living;

c) The termination date of the benefit or plan.



a) The eligibility date, if the application is received by the insurer prior to that date, or within thirty-one (31) days after such date;

b) The date on which the insurer accepts the required evidence of insurability, in all other cases. The employee must provide such evidence, at no expense to the insurer.

However, if the employee was not actively at work on the date the insurance would otherwise have become effective, the insurance takes effect on the date the employee returns to active work.

Any amount of insurance in excess of the non-evidence maximum shown in the Summary of Benefits, if applicable, takes effect on the date the insurer accepts the evidence of insurability.

## TERMINATION OF INSURANCE

### Participant

A participant's insurance automatically terminates on the earliest of the following dates:

a) The date the benefit or plan is terminated;

b) The date on which the participant retires, unless otherwise specified in the Summary of Benefits;

c) The date the participant reaches the age limit specified in the Summary of Benefits, if applicable;

d) The date of the participant's death;

obesity, whether or not these are prescribed for a medical reason;

xv) Expenses incurred for the administration of serums, vaccines and injectable medications;

xvi) Contraceptives (other than oral), except if mention is made that these expenses are covered under the present benefit, anti-smoking aids, hair growth stimulants, anabolic steroids and growth hormones;

xvii) The following products, except those which can only be obtained with a physician's prescription and dispensed by a pharmacist:

- products for the care of contact lenses;
- proteins or dietary supplements, amino acids;
- baby food;
- mouthwash, bandages and throat lozenges;
- shampoos, oils, creams;
- toilet products including soaps and emollients;
- skin softeners and protectors;
- vitamins or multivitamins;
- supplements or prenatal vitamins;
- minerals;
- homeopathic products;

xviii) The contribution to the cost of drugs and pharmaceutical services which must be paid by the insured person under any provincial drug insurance plan;

xix) Expenses incurred for problems related to erectile dysfunction.

b) The amount of benefits is reduced by any benefit that is payable or reimbursable under a government plan, a group plan or an individual plan, or that would have been payable had the person submitted a claim.



premiums continue to be paid, and provided there be no individual selection.

The insurance may however be cancelled if the policyholder so requests in writing; in such a case, the cancellation takes effect on the date the request is received by the insurer.

- If the participant ceases to be actively at work due to a maternity leave taken in conformity with a provincial or federal law, the insurance is kept fully in force for a maximum period of eighteen (18) weeks, provided premiums continue to be paid.

  If the participant ceases to be actively at work due to a parental leave taken in conformity with a provincial or federal law, the insurance is kept in force for a maximum period of thirty-four (34) continuous weeks, provided such period is part of the fifty-two (52) week period immediately following the date of birth or adoption, if prior agreement with the insurer was made and premiums continue to be paid.

  If disability occurs during the maternity or parental leave, the elimination period of the disability income insurance will only start at the date the participant was expected to return to work.

The insurer, however, reserves the right to terminate any extension of insurance herein specified by giving the policyholder thirty-one (31) days notice to that effect.

**Dependents**

Unless otherwise specified in the Summary of Benefits, a dependent's insurance terminates on the earliest of the following dates:

d) Hearings Aids: Expenses incurred for the initial purchase, replacement or repair of hearing aids or any related devices (with the exception of batteries), and for the professional services given by a hearing aid acoustician following the purchase, are reimbursed, provided they have been prescribed by a physician, audiologist or speech therapist.

Covered expenses are limited to the maximum specified in the Summary of Benefits.

EXCLUSIONS AND REDUCTIONS

a) This benefit does not cover:

i) Expenses which are or would normally be payable or reimbursable under a workers' compensation act, if a claim had been submitted;

ii) Expenses resulting from attempted suicide or voluntary self-inflicted injury, while sane or insane;

iii) Expenses resulting from injury or illness caused by civil unrest, insurrection or war, whether war be declared or not, or participation in a riot;

iv) Treatment or appliance to correct bruxism or vertical dimension or any temporomandibular joint dysfunction;

v) Surgery or treatment which is not medically required, and which is given for cosmetic purposes or for any reason other than curative, or which exceeds ordinary surgery or treatment given in accordance with current therapeutic practice, and surgery or treat-



c) The date on which the employee and dependents, if any, again satisfy the requirements with regard to eligibility and the effective date of insurance, if absence from active work lasted more than twelve (12) months.

However, any employee not actively at work on the day the insurance would otherwise be reinstated by virtue of this article will again be insurable only when he resumes active work. Moreover, if an individual life insurance contract has been issued in accordance with the "Conversion privilege" included in the participant's group life insurance benefit, and provided such individual contract is still in force, the insured person will again be entitled to the group insurance life benefit only on the date the insurer accepts the required evidence of insurability.

## BENEFITS

CLAIMS NOTICE

**Supplemental Health and Dental Care insurance, if applicable:**

The insurer must be notified of any claim for Supplemental Health or Dental Care insurance within twelve (12) months immediately following the date of the event which gives entitlement to benefits, on forms provided by the insurer and, if applicable, with satisfactory written proof.

**Other Benefits:**

Any other claim must be submitted on forms provided for that purpose by the insurer within the thirty-one (31)

ix) Room and board in a rehabilitation home, a convalescent home or chronic care home designated for such treatment by an appropriate government body, while under the supervision of a physician or registered nurse, up to the maximum indicated in the Summary of Benefits, and provided the stay follows the end of a period of hospitalization by less than fourteen (14) days;

x) Cost of orthopedic shoes as described below, up to the maximum indicated in the Summary of Benefits:

- The cost of modifying a regular shoe or the cost of purchasing, repairing, modifying or adjusting an insert or device added to a regular shoe;
- The purchase price of an orthopedic shoe;

xi) Cost of intrauterine devices, up to the maximum eligible expenses indicated in the Summary of Benefits;

xii) Purchase of glasses or contact lenses following cataract surgery, up to the maximum indicated in the Summary of Benefits, and provided these expenses are incurred before age sixty-five (65);

xiii) Diagnostic laboratory and X-ray fees from a commercial establishment, up to the maximum eligible expenses indicated in the Summary of Benefits;

xiv) Purchase or rental of orthopedic appliances other than orthopedic shoes and podiatric apparatus which are obtained from a recognized establishment or laboratory and which are required as a result of a bodily injury or illness. The purchase must be made while this coverage is in effect;



MEDICAL EXAMINATION

The insurer has the right to require, as often as deemed necessary and at his own expense, a medical examination of any person for whom a claim is submitted and to obtain the report of any physician or any dentist having examined such person.

Failure on the part of an insured person to submit to such examination results in the loss of any right to benefits.

BENEFIT PAYMENT

The insurer will pay the benefits according to the terms and conditions of the plan within thirty (30) days following the receipt of the required satisfactory proof of claim. However, in the case of disability claims, the thirty (30) days commence from the expiry of the elimination period if such date is subsequent to submitting satisfactory proof of claim. Payments are made according to the terms and conditions of the plan with retroactive adjustments.

Disability income benefits payable to a participant incapable of managing his assets and giving receipt are paid to the guardian or curator. However, after a six (6) month period following the date the participant was declared unfit by a physician, the insurer will continue to pay the benefits provided the institution of a protective supervision is undertaken.

Expenses must be incurred due to a sudden and unexpected illness or to an accident which occurred during a stay outside the province of residence whose expected length is less than ninety (90) consecutive days.

Moreover, when hospitalized outside Canada, the insured person must get in touch with the MEDICAL ASSISTANCE SERVICE as soon as it is possible to do so, otherwise the insurer has the right to terminate coverage.

In the absence of medical contraindication, the insurer may request that the insured person be repatriated or treated elsewhere. Repatriation must be recommended and planned by the medical assistance company. If an insured refuses to follow a recommendation for repatriation, the insurer accepts no responsibility for expenses incurred thereafter.



The overall maximum reimbursed by the insurer, for expenses incurred outside the province of residence, is specified in the Summary of Benefits.

## MEDICAL EXPENSES IN CANADA

The following expenses are covered, but only if they were incurred after the effective date of the insurance:

a) Services, care and treatment prescribed by a physician, such as:

   i) Services rendered at the insured person's home by a registered nurse or nurse's aide who is unrelated to the insured person and who does not ordinarily reside with the latter, up to the maximum indicated in the Summary of Benefits;

   ii) Licensed ambulance service for emergency transportation to the nearest hospital equipped to provide the required treatment,





***If the participant is not eligible to receive benefits or is not covered with LONG-TERM DISABILITY INCOME INSURANCE under the present plan:***

A state of total and continuous incapacity, resulting from illness or accidental injury, which wholly prevents the participant from performing any work for remuneration or profit.

## CONVERSION PRIVILEGE

A participant who has not attained age sixty-five (65) and whose group coverage is cancelled due to termination of employment or of group membership, and not because of cancellation of this plan (subject, however, to any legal provision to this effect), can, within thirty-one (31) days of such cancellation, convert all or part of his life insurance coverage into an individual life insurance contract of a type usually issued by the insurer, without having to provide evidence of insurability. The participant may choose one of the following types of insurance:

- permanent;
- term to age sixty-five (65);
- one-year (1) term convertible into permanent or term to age sixty-five (65) at the end of one (1) year.

In all cases, the face amount of the individual policy is the least of the following amounts, whether the participant be insured by more than one life insurance benefit, optional life insurance benefit or by more than one group insurance policy issued by the insurer:

a) The amount selected by the participant at the time of conversion;

## *SUPPLEMENTAL HEALTH INSURANCE*

The insurer undertakes to reimburse health care expenses incurred due to accidental injury, illness or pregnancy, subject to the terms and conditions hereinafter specified.

### SPECIAL DEFINITIONS

**Hospital:** Hospital means an institution providing care of short duration

a) legally acknowledged as such;

b) intended for the care of bedridden patients; and

c) which provides at all times the services of physicians and registered nurses.

Units set aside for convalescent or chronic care purposes in hospitals are excluded.

**Rehabilitation institution, convalescent home or chronic care institution:** Such terms designate an institution or health unit

a) legally acknowledged as such; and

b) intended for the care of bedridden patients.

Nursing homes, homes for the aged, rest homes, reception centres and drug and alcohol treatment centres are excluded.

**Prosthesis:** A device designed to replace all or part of a limb or an organ.



eligible for long-term disability income benefit under the present plan.

If the participant is not eligible to receive benefits or is not covered under the long-term disability income benefit, he is eligible for waiver of premiums under this benefit if he fulfills the following conditions:

- The participant is less than sixty-five (65) years of age at the onset of disability;
- The participant became disabled according to the definition of *Disability* of the present benefit, before the termination of employment and while insured under the present benefit;
- The participant has been disabled for at least six (6) continuous months. Proof of disability must be satisfactory to the insurer and must be submitted within nine (9) months from the onset of disability, at no expense to the insurer.

The amount of insurance for which waiver of premiums is granted will not be greater than that which was in force on the participant's life at the onset of disability; this amount will be subject to reduction and termination as indicated in the Summary of Benefits, if applicable, as if the participant were actively at work.

b) The participant's waiver of premiums begins on the first of the following dates:

- The day following the elimination period of the Long-term Disability Income benefit, if applicable;
- The day following a continuous disability period of six (6) months.

c) If disability results from drug addiction or alcoholism, the monthly disability benefits will be payable provided that the participant is following a closed treatment program approved by the insurer.

d) No benefits are payable to a participant who was insured on the commencement date of this plan, for any disability beginning within twelve (12) months of such date if the disability is wholly or partly attributable to an illness or injury for which the participant received care or took medication within the ninety days preceding the plan commencement date.

However, if this plan is a replacement plan, this provision does not apply to participants who were insured under the previous plan on the date it was terminated.

Furthermore, no benefits are payable to a participant who becomes insured after the commencement date of this plan, for any disability beginning within twelve (12) months of the participant's effective date of insurance, if the disability is wholly or partly attributable to an illness or injury for which he received care or took medication within the ninety (90) days preceding his effective date of insurance.

e) A participant who is out of Canada and the United States for a period of ninety (90) consecutive days or more will no longer be entitled to the indemnity under the present benefit and such entitlement will be restored only upon the participant's return, subject to all other provisions of the present benefit.

f) The insurance provided herewith does not cover any disability resulting from an illness or accidental injury which occurs during a strike, lock-out or temporary layoff, if the participant's benefit is not kept in force during the strike, lock-out or temporary layoff.



## *DEPENDENT'S LIFE INSURANCE*

Upon the death of an insured dependent, the insurer undertakes to pay to the participant the benefits specified herein, subject to the terms and conditions hereinafter specified.

The sum insured under this benefit, based on the participant's class, is shown in the Summary of Benefits.

### WAIVER OF PREMIUMS

A participant whose premiums are waived under the article *Waiver of Premiums* of his life insurance benefit is also entitled to waiver of premiums for the present benefit, under the same conditions.

### EXTENSION OF DEPENDENT'S INSURANCE AT THE PARTICIPANT'S DEATH

At the participant's death, the dependents' insurance is extended, without premium payment, to the earliest of the following dates:

a) Twenty-four (24) months after the participant's death;

b) The date on which the dependents' insurance would have terminated had the participant then been living;

c) The termination date of the benefit or plan.

engage in rehabilitation employment which the insurer and its consulting physicians deem reasonably appropriate;

j) The date on which the participant engages in a remunerative occupation, unless it is rehabilitation employment;

k) The date on which the participant is incarcerated after committing a criminal offence for which he was found guilty.

SUCCESSIVE PERIODS OF DISABILITY

If the participant who has returned to active work again becomes disabled while the coverage is in force, within six (6) consecutive months of the first disability and if such disability results from the same cause as the previous disability or from related causes, this is considered to be a continuation of the previous disability. During the elimination period, successive periods of disability from a single cause separated by fifteen (15) days or less will be considered as the same period.

However, if the participant who has returned to active work again becomes disabled while the coverage is in force, due to an illness or accidental injury totally unrelated to the previous cause of disability, the disability is considered to be a new disability and a new elimination period will apply.



The term "loss" means total and irrecoverable loss of the use of a limb or part of a limb, as specified in the preceding Schedule of Benefits, of an eye or of hearing, such that its use may not be even partially restored by therapy of any kind.

If the participant suffers more than one loss as a result of the same accident, only one benefit, the greater, will be paid.

EXCLUSIONS

No benefit shall be paid under this benefit for any loss resulting directly or indirectly from:

a) suicide, attempted suicide or voluntary self-inflicted injury, while sane or insane;

b) committing, attempting to commit, or provoking an assault or criminal offence;

c) civil unrest, insurrection or war, whether war be declared or not, or participation in a riot;

d) service in the armed forces or reserves of any country;

e) flight or attempted flight on board a plane or other aircraft if the participant is part of the crew or performs any function relating to the flight, or participates in the flight as a parachutist;

f) injuries sustained by the participant as the result of driving a vehicle, if the participant at the time of sustaining the injuries had alcohol in his blood in excess of eighty (80) milligrams of alcohol per one hundred (100) millilitres of blood;

PARTICULARS

**Beginning of Benefits:** Payment of monthly indemnity begins following expiry of the elimination period specified in the Summary of Benefits.

**Amount of Benefits:** The amount of monthly indemnity payable under this benefit is determined according to a formula set forth in the Summary of Benefits and may not exceed the monthly maximum amount therein specified.

**Reduction of Benefits:** The monthly indemnity payable under this benefit will be reduced, after the application of the monthly maximum indicated in the Summary of Benefits, by any disability benefits which are payable or which would have been payable to the participant had a satisfactory application been made under:

a) the Québec or Canada Pension Plan, excluding benefits payable on behalf of dependent children;

b) a workers' compensation act;

c) a provincial automobile insurance law;

d) a provincial crime victims compensation act.

Moreover, the amount of monthly disability income benefits payable by the insurer is adjusted so that the sum of all income, compensation, indemnity and benefits which the participant would or could receive, due to his disability, from: (a) the policyholder, (b) any government body, (c) under any group insurance or pension plan to which the policyholder contributes, and (d) any other insurance contract, may at no time exceed the OVERALL MAXIMUM, as defined in the Summary of Benefits.

Future cost of living adjustments made to amounts received from any of the above-mentioned sources will not bring about further reductions.



## *SHORT-TERM DISABILITY INCOME INSURANCE*

Upon the participant becoming disabled due to illness or accidental injury, the insurer undertakes to pay the participant the weekly indemnity specified herein for each week or part of a week during which the total disability lasts, subject to the terms and conditions hereinafter specified.

SPECIAL DEFINITIONS

**Hospitalization:** Occupancy of a hospital room as admitted bedridden patient, if an invoice is issued by a government health plan.

**Disability:** A state of total and continuous incapacity, resulting from illness or accidental injury, which totally prevents the participant from performing each and every task of his regular employment, without regard to the availability of such occupation, provided the participant receives no remuneration arising either directly or indirectly from any employment.

PARTICULARS

**Beginning of Benefits:** Payment of weekly indemnity begins following expiry of the elimination period specified in the Summary of Benefits.

be restored only upon the participant's return, subject to all other provisions of the present benefit.

e) The insurance provided herewith does not cover any disability resulting from an illness or accidental injury which occurs during a strike, lock-out or temporary layoff, if the participant's benefit is not kept in force during the strike, lock-out or temporary layoff.

However, if the participant's benefit is kept in force, the elimination period of the disability income benefit begins on the date the participant would have returned to work.

## WAIVER OF PREMIUMS

A participant whose premiums are waived under the article *Waiver of Premiums* of his life insurance benefit is also entitled to waiver of premiums for the present benefit, under the same conditions.

However, waiver of premiums ceases on the termination date of the benefit or plan.



b) The weekly indemnity will be reduced by any pension benefits that the participant receives from the Québec or Canada Pension Plan.

c) The weekly indemnity will be reduced by any payment received according to the employer's policy regarding continuation of salary, vacation, statutory holidays or sick leave, if the insurer receives a written notice to this effect at the time of claim and prior to any other subsequent period of paid leave.

**Termination of Benefits:** Weekly indemnity ceases on the earliest of the following dates:

a) The date on which the maximum benefit period specified in the Summary of Benefits expires;

b) The date on which the participant ceases to be disabled;

c) The date on which the disabled participant reaches the age of termination indicated in the Summary of Benefits, if applicable, provided the participant has received at least fifteen (15) weeks of benefits; otherwise, on the date on which he has received fifteen (15) weeks of benefits;

d) The date on which the participant retires;

e) The date of the participant's death;

f) The date on which the participant fails to submit to an examination by the physician designated by the insurer;

g) The date on which the participant fails to provide any evidence of disability required by the insurer;

h) The date on which the participant begins a remunerative occupation;


GROUP
INSURANCE

# PLAN DESCRIPTION

# GROUP INSURANCE PLAN

*Policyholder:* ***ANAPHARM INC.***

*Policy No. :* ***96,054***

# TABLE OF CONTENTS

| | page |
|---|---|
| *SUMMARY OF BENEFITS* | 1 |
| *GENERAL PROVISIONS* | |
| Definitions | 12 |
| Particulars | 15 |
| Insurance | 17 |
| Benefits | 23 |
| *COVERAGE* | |
| Participant's Life Insurance | 26 |
| Dependents' Life Insurance | 31 |
| Participant's Accidental Death and Dismemberment Insurance | 32 |
| Short-term Disability Income Insurance | 35 |
| Long-term Disability Income Insurance | 41 |
| Supplemental Health Insurance | 48 |
| Medical Assistance Outside Canada | 59 |
| Dental Care Insurance | 69 |
| *ANNEX* | |
| Basic Prescription Drug Insurance Plan | (i) |

# ANNEX TO YOUR GROUP INSURANCE PLAN FOLLOWING THE INTRODUCTION IN QUÉBEC OF THE ACT RESPECTING PRESCRIPTION DRUG INSURANCE

## EFFECTIVE DATE: JANUARY 1, 1997

Coverage provided under the BASIC PRESCRIPTION DRUG INSURANCE PLAN for the cost of pharmaceutical services and medications provided in Québec, for every person who is a resident of Québec and who is duly registered with the *Régie de l'assurance-maladie du Québec* (hereafter referred to as the Board), is part of the present plan, unless otherwise specified hereafter.

Coverage offered is in accordance with relevant provisions of the Act respecting prescription drug insurance.

Any modification to the Act respecting prescription drug insurance which relates to the basic plan will also modify the relevant provisions of the present plan.

This coverage is mandatory for all employees or retirees and their dependents who are eligible to the present plan, subject to the provisions of the Act respecting prescription drug insurance.

## SPECIAL PROVISIONS FOR PERSONS OF AGE 65 AND OVER

The person's choice to be covered by the Board for the BASIC PRESCRIPTION DRUG INSURANCE PLAN is irrevocable.

For the purpose of the present plan, persons of age 65 and over are presumed to be covered with the Board for the BASIC PRESCRIPTION DRUG INSURANCE PLAN, as well as dependents of a participant who is 65 years of age or over, regardless of their age, unless otherwise specified in the present plan.

For any person aged 65 and over, who is eligible for insurance and who chooses to be insured for the part of coverage corresponding to the BASIC PRESCRIPTION DRUG INSURANCE PLAN under the present plan, this benefit provides no termination with regard to the participant's age or the dependent's age.

## SUPPLEMENTAL HEALTH INSURANCE

All provisions related to "drugs or medicine" of the **Supplemental Health Insurance** benefit remain in force, except for that part of coverage corresponding to the BASIC PRESCRIPTION DRUG INSURANCE PLAN, described hereafter.

### PART OF COVERAGE CORRESPONDING TO THE BASIC PRESCRIPTION DRUG INSURANCE PLAN

- Covered expenses and maximum contribution:

  The insurer will reimburse the cost of pharmaceutical services and eligible medications as per the list of medications covered by the Board and up to the maximum contribution, per adult and per calendar year, provided under the Act respecting prescription drug insurance.

  The maximum contribution is the total amount payable per adult for deductible and coinsurance. For the purpose of the present plan, the participant's maximum contribution also includes any amounts paid as a deductible and coinsurance for a dependent child, if applicable.
  ***(Maximum contribution of $750 per adult per calendar year as of 01-01-97)***

- Deductible:

  As provided in the Supplemental Health Insurance benefit (one deductible for the benefit), subject to any maximum provided under the Act respecting prescription drug insurance.

- <u>Reimbursement by the insurer</u>:

  As provided in the Supplemental Health Insurance benefit. However, if the reimbursement is inferior to the one provided by the Act respecting prescription drug insurance, the reimbursement will be as per the minimum reimbursement allowed.

  ***(Minimum reimbursement of 75% as of 01-01-97)***

  Beyond the maximum contribution, per adult and per calendar year, the insurer's reimbursement for eligible medications as per the list of the Board will be 100%.

- <u>Maximum</u>:

  None.

- <u>Exclusion</u>:

  None, except if provided under the Act respecting prescription drug insurance or its regulations.

This benefit terminates on the participant's 65th birthday or upon retirement, if earlier, subject to the SPECIAL PROVISIONS FOR PERSONS OF AGE 65 AND OVER included in this annex.

## *SUMMARY OF BENEFITS*

The SUMMARY OF BENEFITS briefly describes the coverage of the group insurance plan, based on the class the participant belongs to.

The following pages give a full description of the GENERAL PROVISIONS and of each BENEFIT.

## SPECIAL PROVISIONS

For the purposes of this plan, the masculine form includes the feminine unless a different meaning is plainly to be taken from the context.

Participants are identified under the following classes:

Classes

100 - Employees with dependents

110 - Employees without dependent

# GENERAL PROVISIONS

## ELIGIBILITY DATE

Subject to all other provisions, each employee shall become eligible on one of the following dates:

- on the effective date of the plan, if he is then in the employer's service,

or

- on the date on which he has completed 3 months of continuous service with the employer.

## NORMAL RETIREMENT AGE

For the purpose of this plan, the normal retirement age shall be the first day of the month following or coinciding with the participant's 65th birthday.

**PARTICIPANT'S LIFE INSURANCE**

Sum Insured

One times the annual salary, the result being rounded to the next $1,000.

Maximum: $170,000 without evidence of insurability or $340,000 with evidence of insurability.

Reduction: This benefit is reduced by 50% on the participant's 65th birthday.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

**PARTICIPANT'S ACCIDENTAL DEATH AND DISMEMBERMENT INSURANCE**

Sum Insured

One times the annual salary, the result being rounded to the next $1,000.

Maximum: $170,000 without evidence of insurability or $340,000 with evidence of insurability.

Reduction: This benefit is reduced by 50% on the participant's 65th birthday.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

**DEPENDENTS' LIFE INSURANCE**
**(class 100 only)**

| Spouse: | $5,000 |
|---|---|

Each child aged

| - less than 24 hours: | None |
|---|---|
| - 24 hours and more: | $2,500 |

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

## SHORT-TERM DISABILITY INCOME INSURANCE

Weekly Indemnity

60% of the weekly salary, the result being rounded to the next dollar.

Weekly maximum: $1,000

Elimination Period:

| | |
|---|---|
| - Accident: | 14 calendar days |
| - Hospitalization: | 14 calendar days |
| - Illness: | 14 calendar days |

For the purpose of defining the elimination period, any disability resulting from an accident and starting more than 30 days after the said accident is considered as a disability resulting from an illness.

Maximum Benefit Period: 17 weeks

Benefits are non taxable and are payable on a working day basis.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

## LONG-TERM DISABILITY INCOME INSURANCE

Monthly Indemnity

66 2/3% of the first $2,500 of the basic monthly salary, plus 45% of the excess, the result being rounded to the next dollar.

Monthly maximum: $3,500, subject to applicable reductions.

However, the overall maximum must not exceed 85% of the net monthly salary determined at the onset of disability.

Elimination Period: 17 weeks

Payment of benefits begins after the termination of the maximum benefit period provided under the Short-term Disability Income Insurance, if applicable.

Maximum Benefit Period: To the participant's 65th birthday

Maximum Annual Indexation Rate: 3%

Benefits are non taxable.

This benefit terminates on the participant's 65th birthday or upon retirement, if earlier.

## SUPPLEMENTAL HEALTH INSURANCE

### HOSPITALIZATION IN CANADA

| Deductible: | Reimbursement: | Daily Maximum: |
|---|---|---|
| none | 100% | Semi-private room without limit as to the number of days |

### EMERGENCY EXPENSES OUTSIDE THE PROVINCE OF RESIDENCE and MEDICAL ASSISTANCE OUTSIDE CANADA

| Deductible: | Reimbursement: | Maximum Per Insured Person: |
|---|---|---|
| none | 100% | $4,000,000 lifetime |

### OTHER MEDICAL EXPENSES IN CANADA

| | |
|---|---|
| **Deductible** | |
| - Individual protection: | $25 |
| - Family protection: | $50 |
| **Reimbursement** | |
| - drugs and paramedical fees: | 80% |
| - other expenses: | 100% |
| **Maximum:** | Unlimited |

Dependents, if applicable, are covered under the present benefit.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

## Medical Expenses

| Covered Expenses | Maximums Per Insured Person |
|---|---|
| Fees for nursing care | $5,000 per calendar year. |
| Ambulance | Unlimited. |
| Oxygen | Unlimited. |
| Drugs or medicine | Unlimited. |
| Artificial limbs and eyes | Unlimited. |
| Wheelchair, hospital bed, other therapeutic appliances | Unlimited. |
| Breast prostheses | $150 per 24 months. |
| Medical elastic stockings | $100 per calendar year. |
| Room and board in a rehabilitation institution, a convalescent home or a chronic care institution | $20 per day; global maximum of 90 days per calendar year. |
| Orthopedic shoes (including ortheses and alterations) | $200 per calendar year. |

## Medical Expenses (cont'd)

| Covered Expenses | Maximums Per Insured Person |
|---|---|
| Intrauterine devices | $50 per calendar year. |
| Eyeglasses or contact lenses following cataract surgery | $200 lifetime. |
| Diagnostic laboratory and x-ray procedure fees | $100 per calendar year. |
| Orthopedic devices | Unlimited. |
| Crutches and hernial belts | Unlimited. |
| Capillary prostheses | $150 per calendar year. |
| Sclerosing injections | $15 per visit. |
| Dental care as a result of an accidental injury | Unlimited. |
| Paramedical fees for a physiotherapist and a physical rehabilitation therapist | $20 per visit. Global maximum of $400 per calendar year. One (1) treatment per day. |
| Paramedical fees for a speech therapist, an audiologist, a chiropractor, an osteopath, a psychologist, a podiatrist, an acupuncturist and an occupational therapist | $20 per visit. Maximum of $400 per calendar year for each of these professionals. One (1) treatment per day. |

## Medical Expenses (cont'd)

| Covered Expenses | Maximums Per Insured Person |
|---|---|
| X-rays by a chiropractor | $50 per calendar year. |
| Hearing aids | $500 per 5-year period. |

## DENTAL CARE INSURANCE

Deductible

- Individual protection: $50
- Family protection: $50

Reimbursement

- Preventive treatments: 80%
- Basic treatments: 80%

Maximum Per Insured Person

- Preventive and Basic treatments: $1,000 per calendar year

Dependents, if applicable, are covered under the present benefit.

Expenses are reimbursed according to the Dental Surgeons Association's Fee Guide for the current year.

This benefit terminates on the participant's 70th birthday or upon retirement, if earlier.

## DEFINITIONS

The terms and conditions of each of the benefits contained in this plan will prevail notwithstanding anything to the contrary in the GENERAL PROVISIONS.

Acceptance of Evidence of Insurability: The date of acceptance of any evidence of insurability means the date of receipt of the last document confirming the insurer's acceptance of the risk.

Accidental Injury: Any bodily injury sustained while the insurance is in force, directly and solely due to an external, sudden, violent and unintentional cause and requiring within thirty (30) days of the accident the care of a physician.

Actively at Work: The status of a participant who is performing his usual duties on a full-time and permanent basis and working a minimum of twenty-two and a half hours (22.5) per week. Wherever there is mention of a number of full-time work days, public holidays are considered full-time work days.

Day: A calendar day, except if otherwise mentioned in the present plan.

Dependents: The participant's spouse or the children of the participant or of the spouse. If dependents are insured, the words "spouse" and "child" have the following meanings:

- Spouse

  The person who is legally married to a participant, or the person designated by the said member, whom he

declares publicly to be his spouse and with whom he has been living on a permanent basis for at least one (1) year. In all cases, a de facto separation of more than three (3) months results in the loss of status as spouse.

- Child

  Any single child of the participant or of his spouse residing in Canada who depends on the participant for support and who meets at least one of the following conditions:

  - He is under twenty-one (21) years of age;
  - He is under twenty-six (26) years of age and is attending a recognized educational institution on a full-time basis;
  - He became totally and permanently disabled while still considered a dependent under a) or b) above.

Disability: A state of total and continuous incapacity as defined in the benefits of the present plan. For disability to be acknowledged, the participant's condition must require regular care actually given by a physician or a specialist. It is understood that whenever medical care is necessary and, according to the insurer, is a matter for a specialist, the medical care must actually be given by a specialist of the appropriate field.

Eligibility Period: The continuous period, as specified in the Summary of Benefits, during which an employee must be actively at work before being eligible for coverage under this insurance.

Elimination Period: The continuous period indicated in the Summary of Benefits during which a participant must be absent from work due to disability before he can begin to receive disability income benefit payments under a disability income benefit.

Employee: A person actively working on a permanent basis for the policyholder and receiving regular salary for services rendered.

Illness: Any deterioration in health requiring regular, continuous and curative care actively provided by a physician and satisfactory to the insurer, and whose default would bring deterioration of the person's health.

Insured Person: The participant and the dependents of the participant insured under this plan.

The insured person must at all times be covered under a government health plan and live in Canada permanently (at least one hundred and eighty-two [182] days a year), in order to be eligible under the present plan and to maintain his rights to insurance, unless otherwise agreed previously with the insurer or unless mention to the contrary is made in the present plan.

Participant: Any employee insured under this plan.

Physician: A person who is legally licensed and authorized to practice medicine.

Salary: The remuneration that the employer has stated to the insurer including any additional income earned on a regular basis (overtime, bonuses, commissions, shift differentials, gratuities) in accordance with the standards of the Employment Insurance Act.

Whenever the remuneration is composed wholly or partly of commissions or gratuities, the salary will be based on the average basic salary plus commissions and gratuities earned during the calendar year preceding the year of insurance. If the employee has not completed one (1) year of service, the salary shall be the estimated annual remuneration of the employee at the beginning of the year of insurance up to a maximum of seventy-five percent (75%) of the maximum insurable earnings determined under the Employment Insurance Act.

Salary (Net): The participant's annual salary immediately prior to the beginning of disability, less:

- The employee's annual Employment Insurance premium;
- The employee's annual Québec or Canada Pension Plan contribution;
- Income tax deducted according to the tax tables established under the Canadian Income Tax Act and the income tax act of the participant's province of residence.

Specialist: A physician licensed by the provincial licensing authority to practice medicine with specialization.

## PARTICULARS

### PLAN AMENDMENT

The benefits herein provided are complementary to the benefits provided by government plans. Any modification brought to one of these plans after the effective date of the present plan will in no way modify the benefits herein provided, unless an agreement is signed by the authorized officers of the insurer and the policyholder. However, this does not apply to modifications regarding the *maximum insurable earnings* determined under the Employment Insurance Act.

### INCONTESTABILITY

Whenever evidence of insurability is required to approve insurance for a participant or a dependent, or to approve one of the benefits, the statements made in such

proof are, except in cases of error in age or fraud, accepted as true and incontestable after the said participant's or dependent's insurance or benefit has been in force for two (2) years, and provided the participant or dependent is still living at that time.

If the insurance is cancelled and then reinstated, the two-year period starts as of the date the insurance has been reinstated.

## RENUNCIATION

In a case where the insurer does not require compliance with a provision of this plan, such occurrence in no way creates a commitment to act likewise in the event of a subsequent breach of the same provision. Moreover, no approval by the insurer of any act, on the part of the policyholder or of a participant, for which such approval was required, shall exempt the policyholder or the participant from having to obtain the insurer's approval for any subsequent similar act.

## INDIVIDUAL CERTIFICATES

The insurer issues individual certificates to be delivered by the policyholder to each participant.

## LAWFUL CURRENCY

All payments hereunder will be made in the lawful currency of Canada and according to the exchange rates effective at the time the event giving entitlement to benefits took place.

BENEFICIARY

Any participant may name a beneficiary or change a named beneficiary, subject to the provisions of the law, by written declaration signed by the participant and delivered to the insurer's head office.

The insurer declines any responsibility with respect to the sufficiency or validity of such nomination or change of beneficiary.

The rights of a beneficiary who dies before the participant revert to the participant.

If no beneficiary has been named, the death benefit is paid to the participant's rightful claimants.

## INSURANCE

ELIGIBILITY

**Employee**

An employee becomes eligible:

a) as of the effective date of the plan, in the case of any employee then in the employer's service, provided the eligibility period specified in the Summary of Benefits is satisfied, if applicable; or

b) in all other cases, on the date the employee has satisfied the eligibility period specified in the Summary of Benefits, if applicable.

However, no employee hired after the effective date of the plan will be eligible if he attains age

sixty-five (65) before the end of the eligibility period.

Moreover, a participant is not eligible for the long-term disability income benefit if he attains age sixty-five (65) before the end of the elimination period of this benefit.

**Dependents**

A dependent becomes eligible on the latest of the following dates:

a) The date on which the employee of whom he is dependent becomes eligible;

b) The date on which he meets the definition of dependent of this plan for the first time;

c) The day after he leaves the hospital, if he is hospitalized on the date on which he would normally be eligible. However, this does not apply to the life insurance benefit or in the case of a newborn child.

## APPLICATION FOR GROUP INSURANCE

Any employee who is eligible for the insurance must submit an application for himself and for each of his dependents, at their respective eligibility date, on forms supplied by the insurer.

## EFFECTIVE DATE OF INSURANCE

Whether plan membership is compulsory or voluntary, the employee's insurance and dependents' insurance, if any, take effect on one of the following dates:

a) The eligibility date, if the application is received by the insurer prior to that date, or within thirty-one (31) days after such date;

b) The date on which the insurer accepts the required evidence of insurability, in all other cases. The employee must provide such evidence, at no expense to the insurer.

However, if the employee was not actively at work on the date the insurance would otherwise have become effective, the insurance takes effect on the date the employee returns to active work.

Any amount of insurance in excess of the non-evidence maximum shown in the Summary of Benefits, if applicable, takes effect on the date the insurer accepts the evidence of insurability.

## TERMINATION OF INSURANCE

**Participant**

A participant's insurance automatically terminates on the earliest of the following dates:

a) The date the benefit or plan is terminated;

b) The date on which the participant retires, unless otherwise specified in the Summary of Benefits;

c) The date the participant reaches the age limit specified in the Summary of Benefits, if applicable;

d) The date of the participant's death;

e) The later of the following dates:

- the date indicated on a written notice received from the policyholder;

- the date this notice was received by the insurer;

f) The date the participant is incarcerated after committing a criminal offence for which he was found guilty;

g) The date the participant ceases to qualify as an employee as defined in this plan, except in the following cases:

- If the participant ceases to be actively at work due to illness or accidental injury, the participant is considered to remain in the employer's service as long as he is entitled to the disability income benefits of the present plan.

- In the case of temporary termination of employment due to a strike or a lock-out, the insurance, with the exception of disability income benefits, is kept fully in force for a period not exceeding three (3) months for all participants, provided premiums continue to be paid, and provided there be no individual selection.

  The insurance may however be cancelled or modified within the first seven (7) days of the event, if the policyholder so requests in writing and if both parties agree. The cancellation or modification takes effect on the date the request is received by the insurer.

- In the case of temporary termination of employment due to the lay-off of a participant, class or category of employees, the insurance is kept fully in force for a period not exceeding three (3) months for all participants, provided

premiums continue to be paid, and provided there be no individual selection.

The insurance may however be cancelled if the policyholder so requests in writing; in such a case, the cancellation takes effect on the date the request is received by the insurer.

- If the participant ceases to be actively at work due to a maternity leave taken in conformity with a provincial or federal law, the insurance is kept fully in force for a maximum period of eighteen (18) weeks, provided premiums continue to be paid.

  If the participant ceases to be actively at work due to a parental leave taken in conformity with a provincial or federal law, the insurance is kept in force for a maximum period of thirty-four (34) continuous weeks, provided such period is part of the fifty-two (52) week period immediately following the date of birth or adoption, if prior agreement with the insurer was made and premiums continue to be paid.

  If disability occurs during the maternity or parental leave, the elimination period of the disability income insurance will only start at the date the participant was expected to return to work.

The insurer, however, reserves the right to terminate any extension of insurance herein specified by giving the policyholder thirty-one (31) days notice to that effect.

**Dependents**

Unless otherwise specified in the Summary of Benefits, a dependent's insurance terminates on the earliest of the following dates:

a) On the date the participant of whom he is a dependent ceases to be covered under the plan;

b) On the date the dependent ceases to be a dependent as defined in this plan;

c) The later of the following dates:

- the date indicated on a written notice received from the policyholder;
- the date this notice was received by the insurer.

The above provisions apply equally in the case of partial cancellation of insurance owing to the cancellation of one or several specific benefits.

## REINSTATEMENT OF INSURANCE

Whether plan membership is compulsory or voluntary, an employee's insurance and dependents' insurance, if any, are reinstated for the same benefits and according to the terms that existed at the time of cancellation. The reinstatement takes effect on one of the following dates:

a) The date of return to active work, provided the employee is again eligible and provided the application reaches the insurer within thirty-one (31) days of return to active work and if absence from active work lasted less than twelve (12) months. Following this thirty-one (31) day period, the insurance can only become effective on the date the insurer accepts the required evidence of insurability, at no expense to the insurer;

b) The date on which the insurer accepts the required evidence of insurability at no expense to the insurer, if the insurance terminated for any reason other than absence from active work;

c) The date on which the employee and dependents, if any, again satisfy the requirements with regard to eligibility and the effective date of insurance, if absence from active work lasted more than twelve (12) months.

However, any employee not actively at work on the day the insurance would otherwise be reinstated by virtue of this article will again be insurable only when he resumes active work. Moreover, if an individual life insurance contract has been issued in accordance with the "Conversion privilege" included in the participant's group life insurance benefit, and provided such individual contract is still in force, the insured person will again be entitled to the group insurance life benefit only on the date the insurer accepts the required evidence of insurability.

## BENEFITS

### CLAIMS NOTICE

**Supplemental Health and Dental Care insurance, if applicable:**

The insurer must be notified of any claim for Supplemental Health or Dental Care insurance within twelve (12) months immediately following the date of the event which gives entitlement to benefits, on forms provided by the insurer and, if applicable, with satisfactory written proof.

**Other Benefits:**

Any other claim must be submitted on forms provided for that purpose by the insurer within the thirty-one (31)

days immediately following the date of the event which gives entitlement to benefits, and satisfactory written proof must be provided to the insurer within ninety (90) days immediately following the date benefits became payable.

The insurer reserves the right to require additional proof or information whenever it deems necessary and to have the insured person examined by a physician of its choice.

Any claim submitted after the ninety-day (90) period and while the plan is in force limits the insurer's responsibility to the ninety-day (90) period preceding the date that any written request was received.

Notwithstanding any provisions to the contrary, upon cancellation of the plan, any income disability claim must be submitted to the insurer within six (6) months of the onset of such disability. Any other claim must be submitted within ninety (90) days following cancellation of the plan.

## RIGHT OF RECOVERY

If the insured person can claim to a third party indemnities for loss entitling him to benefits payable under the present plan, the insurer is entitled to recover from any person, including the insured person, any insurer or any other organization, the benefit payments that the insured person would have received or been entitled to receive, subject however to the maximum amount of indemnities payable under the benefits of the present plan.

MEDICAL EXAMINATION

The insurer has the right to require, as often as deemed necessary and at his own expense, a medical examination of any person for whom a claim is submitted and to obtain the report of any physician or any dentist having examined such person.

Failure on the part of an insured person to submit to such examination results in the loss of any right to benefits.

BENEFIT PAYMENT

The insurer will pay the benefits according to the terms and conditions of the plan within thirty (30) days following the receipt of the required satisfactory proof of claim. However, in the case of disability claims, the thirty (30) days commence from the expiry of the elimination period if such date is subsequent to submitting satisfactory proof of claim. Payments are made according to the terms and conditions of the plan with retroactive adjustments.

Disability income benefits payable to a participant incapable of managing his assets and giving receipt are paid to the guardian or curator. However, after a six (6) month period following the date the participant was declared unfit by a physician, the insurer will continue to pay the benefits provided the institution of a protective supervision is undertaken.

## *PARTICIPANT'S LIFE INSURANCE*

Upon the death of the participant, the insurer undertakes to pay to the beneficiary the sum insured as indicated in the Summary of Benefits, based on the participant's class and subject to the terms and conditions hereinafter specified.

### SPECIAL DEFINITION

**Disability**

***If the participant is covered with LONG-TERM DISABILITY INCOME INSURANCE under the present plan:***

A state of total and continuous incapacity, resulting from illness or accidental injury, which wholly prevents the participant from performing:

a) each and every task of his regular employment during the elimination period of the Long-term Disability Income benefit and during the twenty-four (24) months immediately following this period, regardless of the availability of such occupation; and

b) afterwards, any remunerated function or work for which he is reasonably qualified by training, education or experience, regardless of the availability of such occupation.

The disability will only be recognized if the participant receives no remuneration arising directly or indirectly from any employment, except under a rehabilitation program approved by the insurer.

***If the participant is not eligible to receive benefits or is not covered with LONG-TERM DISABILITY INCOME INSURANCE under the present plan:***

A state of total and continuous incapacity, resulting from illness or accidental injury, which wholly prevents the participant from performing any work for remuneration or profit.

CONVERSION PRIVILEGE

A participant who has not attained age sixty-five (65) and whose group coverage is cancelled due to termination of employment or of group membership, and not because of cancellation of this plan (subject, however, to any legal provision to this effect), can, within thirty-one (31) days of such cancellation, convert all or part of his life insurance coverage into an individual life insurance contract of a type usually issued by the insurer, without having to provide evidence of insurability. The participant may choose one of the following types of insurance:

- permanent;
- term to age sixty-five (65);
- one-year (1) term convertible into permanent or term to age sixty-five (65) at the end of one (1) year.

In all cases, the face amount of the individual policy is the least of the following amounts, whether the participant be insured by more than one life insurance benefit, optional life insurance benefit or by more than one group insurance policy issued by the insurer:

a) The amount selected by the participant at the time of conversion;

b) The amount for which the participant was insured immediately prior to the termination of his insurance;

c) The difference between the amount for which the participant was insured immediately prior to the termination of his insurance, and the amount for which he is eligible under a new group life insurance contract;

d) Two hundred thousand dollars ($200,000).

Such individual insurance policy shall not contain a disability clause, nor an accidental death and dismemberment clause, and the premium shall be based on the insurer's rates in effect which apply to the plan and to the amount of such policy, according to the participant's attained age and to the class of risk to which he belongs.

The said policy will only be issued if the insurer receives a written request to that effect, together with a deposit covering the monthly premium for a one-year (1) term policy within thirty-one (31) days following the date of the termination of the participant's insurance, and will take effect only at the expiration of that period.

Should the participant die during the period of thirty-one (31) days following the termination of his insurance, the insurer shall pay an amount equal to the convertible amount of insurance prior to the termination of his insurance.

WAIVER OF PREMIUMS

a) A participant who is under sixty-five (65) years of age and becomes disabled is eligible for waiver of premiums under this benefit, if such participant is

eligible for long-term disability income benefit under the present plan.

If the participant is not eligible to receive benefits or is not covered under the long-term disability income benefit, he is eligible for waiver of premiums under this benefit if he fulfills the following conditions:

- The participant is less than sixty-five (65) years of age at the onset of disability;
- The participant became disabled according to the definition of *Disability* of the present benefit, before the termination of employment and while insured under the present benefit;
- The participant has been disabled for at least six (6) continuous months. Proof of disability must be satisfactory to the insurer and must be submitted within nine (9) months from the onset of disability, at no expense to the insurer.

The amount of insurance for which waiver of premiums is granted will not be greater than that which was in force on the participant's life at the onset of disability; this amount will be subject to reduction and termination as indicated in the Summary of Benefits, if applicable, as if the participant were actively at work.

b) The participant's waiver of premiums begins on the first of the following dates:

- The day following the elimination period of the Long-term Disability Income benefit, if applicable;
- The day following a continuous disability period of six (6) months.

c) The participant whose premiums are waived under this article must provide the insurer with proof of disability, as often as the insurer may reasonably require. Such proof is to be provided at no expense to the insurer.

d) The waiver of premiums terminates on the earliest of the following dates:

- The date on which the participant ceases to be disabled;

- The date on which the participant fails to submit to an examination by the physician designated by the insurer;

- The date on which the participant retires or reaches the normal retirement age under the employer's pension plan, but never beyond the normal retirement age indicated in the Summary of Benefits of the present plan;

- The date on which the participant reaches the age of termination indicated in the Schedule of Benefits, if applicable;

- The date on which the participant fails to provide any proof of disability required by the insurer;

- The date on which the participant is incarcerated after committing a criminal offence for which he was found guilty.

## *DEPENDENT'S LIFE INSURANCE*

Upon the death of an insured dependent, the insurer undertakes to pay to the participant the benefits specified herein, subject to the terms and conditions hereinafter specified.

The sum insured under this benefit, based on the participant's class, is shown in the Summary of Benefits.

### WAIVER OF PREMIUMS

A participant whose premiums are waived under the article *Waiver of Premiums* of his life insurance benefit is also entitled to waiver of premiums for the present benefit, under the same conditions.

### EXTENSION OF DEPENDENT'S INSURANCE AT THE PARTICIPANT'S DEATH

At the participant's death, the dependents' insurance is extended, without premium payment, to the earliest of the following dates:

a) Twenty-four (24) months after the participant's death;

b) The date on which the dependents' insurance would have terminated had the participant then been living;

c) The termination date of the benefit or plan.

## *PARTICIPANT'S ACCIDENTAL DEATH AND DISMEMBERMENT INSURANCE*

The insurer undertakes to pay the sum insured at the time of accidental death or dismemberment, provided the participant's life insurance benefit remains in force and subject to the terms and conditions hereinafter specified.

The sum insured under this benefit, based on the participant's class, is shown in the Summary of Benefits. In the event of death, the benefit is payable to the beneficiary and, in the event of dismemberment, the benefit is payable to the participant.

### SPECIAL CONDITIONS

The sum insured is payable if the participant suffers an accidental loss of a type described in the schedule of benefits shown below and provided such loss results directly from accidental injury and occurs within three hundred and sixty-five (365) days of the accident. No benefits shall be payable for losses arising from accidents occurring prior to the participant's effective date of coverage.

### SCHEDULE OF BENEFITS

| Accidental Loss of | Percentage of Sum Insured |
|---|---|
| - life | 100% |
| - sight in both eyes | 100% |
| - both hands or both feet | 100% |
| - one hand or one foot and sight in one eye | 100% |
| - one hand and one foot | 100% |
| - one hand or one foot | 50% |
| - sight in one eye | 50% |
| - hearing in both ears | 50% |

The term "loss" means total and irrecoverable loss of the use of a limb or part of a limb, as specified in the preceding Schedule of Benefits, of an eye or of hearing, such that its use may not be even partially restored by therapy of any kind.

If the participant suffers more than one loss as a result of the same accident, only one benefit, the greater, will be paid.

EXCLUSIONS

No benefit shall be paid under this benefit for any loss resulting directly or indirectly from:

a) suicide, attempted suicide or voluntary self-inflicted injury, while sane or insane;

b) committing, attempting to commit, or provoking an assault or criminal offence;

c) civil unrest, insurrection or war, whether war be declared or not, or participation in a riot;

d) service in the armed forces or reserves of any country;

e) flight or attempted flight on board a plane or other aircraft if the participant is part of the crew or performs any function relating to the flight, or participates in the flight as a parachutist;

f) injuries sustained by the participant as the result of driving a vehicle, if the participant at the time of sustaining the injuries had alcohol in his blood in excess of eighty (80) milligrams of alcohol per one hundred (100) millilitres of blood;

g) poisoning or inhalation of gas of any kind, whether it be voluntary or not, except if poisoning or inhalation occurs while the participant is in the exercise of his duties;

h) taking of medication or drugs of any kind.

## EXAMINATION AND AUTOPSY

If required by the insurer before payment, the participant, if he is alive, must allow himself to be examined, and if he is dead, the insurer will be entitled to have the participant's body examined and have an autopsy performed.

## WAIVER OF PREMIUMS

A participant whose premiums are waived under the article *Waiver of Premiums* of his life insurance benefit is also entitled to waiver of premiums for the present benefit, under the same conditions.

However, waiver of premiums ceases on the termination date of the benefit or plan.

## *SHORT-TERM DISABILITY INCOME INSURANCE*

Upon the participant becoming disabled due to illness or accidental injury, the insurer undertakes to pay the participant the weekly indemnity specified herein for each week or part of a week during which the total disability lasts, subject to the terms and conditions hereinafter specified.

### SPECIAL DEFINITIONS

**Hospitalization:** Occupancy of a hospital room as admitted bedridden patient, if an invoice is issued by a government health plan.

**Disability:** A state of total and continuous incapacity, resulting from illness or accidental injury, which totally prevents the participant from performing each and every task of his regular employment, without regard to the availability of such occupation, provided the participant receives no remuneration arising either directly or indirectly from any employment.

### PARTICULARS

**Beginning of Benefits:** Payment of weekly indemnity begins following expiry of the elimination period specified in the Summary of Benefits.

**Amount of Benefits:** The amount of weekly indemnity payable under this benefit is determined according to a formula set forth in the Summary of Benefits and may not exceed the weekly maximum amount therein specified.

**Reduction of Benefits:**

a) The weekly indemnity will be reduced by any disability benefits which are payable or which would have been payable had a satisfactory application been made under

i) a workers' compensation act;

ii) a provincial automobile insurance law recognized under the Employment Insurance Regulations;

iii) the Québec or Canada Pension Plan;

iv) any other similar law;

v) a provincial crime victims compensation act, except for the period during which employment insurance benefits would or could have been payable.

However, if benefits payable under the present benefit are taxable, they will be calculated as follows:

1° the indemnity payable by the insurer,

2° less the federal and provincial taxes applicable, according to the participant's personal exemption,

3° less the indemnity payable by the government plan.

b) The weekly indemnity will be reduced by any pension benefits that the participant receives from the Québec or Canada Pension Plan.

c) The weekly indemnity will be reduced by any payment received according to the employer's policy regarding continuation of salary, vacation, statutory holidays or sick leave, if the insurer receives a written notice to this effect at the time of claim and prior to any other subsequent period of paid leave.

**Termination of Benefits:** Weekly indemnity ceases on the earliest of the following dates:

a) The date on which the maximum benefit period specified in the Summary of Benefits expires;

b) The date on which the participant ceases to be disabled;

c) The date on which the disabled participant reaches the age of termination indicated in the Summary of Benefits, if applicable, provided the participant has received at least fifteen (15) weeks of benefits; otherwise, on the date on which he has received fifteen (15) weeks of benefits;

d) The date on which the participant retires;

e) The date of the participant's death;

f) The date on which the participant fails to submit to an examination by the physician designated by the insurer;

g) The date on which the participant fails to provide any evidence of disability required by the insurer;

h) The date on which the participant begins a remunerative occupation;

i) The date on which the participant is incarcerated after committing a criminal offence for which he was found guilty.

## SUCCESSIVE PERIODS OF DISABILITY

If the participant who has returned to active work again becomes disabled while this coverage is in force, within fifteen (15) days of the first disability, and if such disability results from the same cause as the previous disability or from related causes, this is considered to be a continuation of the previous disability.

If the participant who has returned to active work for a period of fifteen (15) consecutive days or more again becomes disabled, while this coverage is in force, and if such disability results from the same cause as the previous disability or from related causes, this is considered to be a new disability only if the participant is not entitled to monthly disability benefits, and a new elimination period will apply.

However, if the participant who has returned to active work again becomes disabled while this coverage is in force, due to an illness or accidental injury totally unrelated to the previous cause of disability, this is considered to be a new disability and a new elimination period will apply.

## EXCLUSIONS AND LIMITATIONS

a) The benefit specified herein does not cover any disability resulting from one of the following causes:

- Injury or illness resulting from civil unrest, insurrection or war, whether war be declared or not, or participation in a riot;

- Attempted suicide or voluntary self-inflicted injury, while sane or insane;

- Cessation of work to receive care which is not medically required or which is given for cosmetic purposes, unless such care is for accidental injury and commenced within ninety (90) days of the accident;

- Injury or illness while committing, attempting to commit, or provoking an assault or criminal offence.

b) Pregnancy - Weekly indemnity is paid in the event of illness relating to pregnancy. However, the insurer pays no indemnity for any illness or accidental injury:

   - During a maternity or parental leave taken in accordance with provincial or federal legislation or during any maternity or parental leave taken in agreement with the employer;

   - In the course of any period during which the participant receives maternity or parental benefits under the Employment Insurance Act;

   - During any extension of maternity or parental leave beyond the periods specified above, if the participant was entitled to and requested such extension.

c) If disability results from drug addiction or alcoholism, the weekly indemnity will be paid provided that the participant is following a closed treatment program approved by the insurer.

d) A participant who is out of Canada and the United States for a period of ninety (90) consecutive days or more will no longer be entitled to the indemnity under the present benefit and such entitlement will

## *LONG-TERM DISABILITY INCOME INSURANCE*

Upon the participant becoming disabled due to illness or accidental injury, the insurer undertakes to pay the participant the monthly indemnity specified herein for each month or part of a month (one-thirtieth (1/30) of the monthly indemnity for each day) during which the disability lasts, subject to the terms and conditions hereinafter specified.

### SPECIAL DEFINITION

**Disability**

A state of complete and continuous incapacity, resulting from illness or accidental injury, which wholly prevents the participant from performing:

a) Each and every task of his regular employment during the elimination period and during the twenty-four (24) months immediately following this period, regardless of the availability of such occupation; and

b) Afterwards, any remunerated function or work for which he is reasonably qualified by training, education or experience, regardless of the availability of such occupation.

Disability will only be recognized if the participant receives no remuneration arising either directly or indirectly from any employment, except under a rehabilitation program approved by the insurer.

be restored only upon the participant's return, subject to all other provisions of the present benefit.

e) The insurance provided herewith does not cover any disability resulting from an illness or accidental injury which occurs during a strike, lock-out or temporary layoff, if the participant's benefit is not kept in force during the strike, lock-out or temporary layoff.

However, if the participant's benefit is kept in force, the elimination period of the disability income benefit begins on the date the participant would have returned to work.

## WAIVER OF PREMIUMS

A participant whose premiums are waived under the article *Waiver of Premiums* of his life insurance benefit is also entitled to waiver of premiums for the present benefit, under the same conditions.

However, waiver of premiums ceases on the termination date of the benefit or plan.

PARTICULARS

**Beginning of Benefits:** Payment of monthly indemnity begins following expiry of the elimination period specified in the Summary of Benefits.

**Amount of Benefits:** The amount of monthly indemnity payable under this benefit is determined according to a formula set forth in the Summary of Benefits and may not exceed the monthly maximum amount therein specified.

**Reduction of Benefits:** The monthly indemnity payable under this benefit will be reduced, after the application of the monthly maximum indicated in the Summary of Benefits, by any disability benefits which are payable or which would have been payable to the participant had a satisfactory application been made under:

a) the Québec or Canada Pension Plan, excluding benefits payable on behalf of dependent children;

b) a workers' compensation act;

c) a provincial automobile insurance law;

d) a provincial crime victims compensation act.

Moreover, the amount of monthly disability income benefits payable by the insurer is adjusted so that the sum of all income, compensation, indemnity and benefits which the participant would or could receive, due to his disability, from: (a) the policyholder, (b) any government body, (c) under any group insurance or pension plan to which the policyholder contributes, and (d) any other insurance contract, may at no time exceed the OVERALL MAXIMUM, as defined in the Summary of Benefits.

Future cost of living adjustments made to amounts received from any of the above-mentioned sources will not bring about further reductions.

However, if benefits payable under the present benefit are taxable, they will be calculated as follows:

1° the indemnity payable by the insurer,

2° less the federal and provincial taxes applicable, according to the participant's personal exemption,

3° less the indemnity payable by the government plan.

**Termination of Benefits:** The monthly indemnity ceases on the earliest of the following dates:

a) The date the maximum benefit period specified in the Summary of Benefits has been reached;

b) The date on which the participant ceases to be disabled;

c) The date on which the participant reaches the age of sixty-five (65);

d) The date on which the participant retires or reaches the normal retirement age under the employer's pension plan, but never beyond the normal retirement age indicated in the Summary of Benefits of the present plan;

e) The date on which the participant starts to receive pension benefits from the Québec or Canada Pension Plan;

f) The date of the participant's death;

g) The date on which the participant fails to submit to an examination by the physician designated by the insurer;

h) The date on which the participant fails to provide any evidence of disability required by the insurer;

i) The date on which the participant refuses to participate in a rehabilitation program or to

engage in rehabilitation employment which the insurer and its consulting physicians deem reasonably appropriate;

j) The date on which the participant engages in a remunerative occupation, unless it is rehabilitation employment;

k) The date on which the participant is incarcerated after committing a criminal offence for which he was found guilty.

SUCCESSIVE PERIODS OF DISABILITY

If the participant who has returned to active work again becomes disabled while the coverage is in force, within six (6) consecutive months of the first disability and if such disability results from the same cause as the previous disability or from related causes, this is considered to be a continuation of the previous disability. During the elimination period, successive periods of disability from a single cause separated by fifteen (15) days or less will be considered as the same period.

However, if the participant who has returned to active work again becomes disabled while the coverage is in force, due to an illness or accidental injury totally unrelated to the previous cause of disability, the disability is considered to be a new disability and a new elimination period will apply.

## EXCLUSIONS AND LIMITATIONS

a) The benefit specified herein does not cover any disability resulting from one of the following causes:

- Injury or illness resulting from civil unrest, insurrection or war, whether war be declared or not, or participation in a riot;
- Attempted suicide or voluntary self-inflicted injury, while sane or insane;
- Flight or attempted flight on board an airplane or other aircraft if the participant is part of the crew or performs any function relating to the flight, or participates in the flight as a parachutist;
- Injury or illness resulting from committing, attempting to commit, or provoking an assault or criminal offence.

b) Pregnancy - Monthly indemnity is paid in the event of illness relating to pregnancy. However, the insurer pays no indemnity for any illness or accidental injury:

- During a maternity or parental leave taken in accordance with provincial or federal legislation or during any maternity or parental leave taken in agreement with the employer;
- In the course of any period during which the participant receives maternity or parental benefits under the Unemployment Insurance Act of Canada;
- During any extension of maternity or parental leave beyond the periods specified above, if the participant was entitled to and requested such extension.

c) If disability results from drug addiction or alcoholism, the monthly disability benefits will be payable provided that the participant is following a closed treatment program approved by the insurer.

d) No benefits are payable to a participant who was insured on the commencement date of this plan, for any disability beginning within twelve (12) months of such date if the disability is wholly or partly attributable to an illness or injury for which the participant received care or took medication within the ninety days preceding the plan commencement date.

However, if this plan is a replacement plan, this provision does not apply to participants who were insured under the previous plan on the date it was terminated.

Furthermore, no benefits are payable to a participant who becomes insured after the commencement date of this plan, for any disability beginning within twelve (12) months of the participant's effective date of insurance, if the disability is wholly or partly attributable to an illness or injury for which he received care or took medication within the ninety (90) days preceding his effective date of insurance.

e) A participant who is out of Canada and the United States for a period of ninety (90) consecutive days or more will no longer be entitled to the indemnity under the present benefit and such entitlement will be restored only upon the participant's return, subject to all other provisions of the present benefit.

f) The insurance provided herewith does not cover any disability resulting from an illness or accidental injury which occurs during a strike, lock-out or temporary layoff, if the participant's benefit is not kept in force during the strike, lock-out or temporary layoff.

However, if the participant's benefit is kept in force, the elimination period of the disability income benefit begins on the date the participant would have returned to work.

WAIVER OF PREMIUMS

A participant whose premiums are waived under the article *Waiver of Premiums* of his life insurance benefit is also entitled to waiver of premiums for the present benefit, under the same conditions.

REHABILITATION PROGRAM

A participant who was disabled for at least the elimination period and who, on the prescription and under the supervision of his physician, registers for a rehabilitation program approved by the insurer, is eligible to receive the indemnity payable under this benefit for a maximum period of twenty-four (24) months in addition to receiving the remuneration payable under this rehabilitation program.

However, the sum of the remuneration payable under the rehabilitation program and the monthly indemnity under this benefit must not exceed the monthly salary the participant was being paid at the onset of disability. If this sum exceeds one hundred per cent (100%) of the net monthly salary determined at the onset of disability (or of the gross monthly salary if the benefit is taxable), the income payable under this benefit will be reduced so as not to exceed this salary.

INDEXATION

The amount of benefit payable will be adjusted on the first day of January of each year according to the Canadian Consumer Price Index, up to the maximum annual indexation rate indicated in the Summary of Benefits, if applicable.

## *SUPPLEMENTAL HEALTH INSURANCE*

The insurer undertakes to reimburse health care expenses incurred due to accidental injury, illness or pregnancy, subject to the terms and conditions hereinafter specified.

### SPECIAL DEFINITIONS

**Hospital:** Hospital means an institution providing care of short duration

a) legally acknowledged as such;

b) intended for the care of bedridden patients; and

c) which provides at all times the services of physicians and registered nurses.

Units set aside for convalescent or chronic care purposes in hospitals are excluded.

**Rehabilitation institution, convalescent home or chronic care institution:** Such terms designate an institution or health unit

a) legally acknowledged as such; and

b) intended for the care of bedridden patients.

Nursing homes, homes for the aged, rest homes, reception centres and drug and alcohol treatment centres are excluded.

**Prosthesis:** A device designed to replace all or part of a limb or an organ.

**Orthesis or Orthopedic Device:** A device applied to a limb or part of the body in order to correct a functional disability.

**Therapeutic or Medical Appliances:** Appliances currently used according to the manufacturer's standards and recognized as specifically for the immediate treatment of a pathological condition following an illness or an accident, such as appliances for the control of pain, extended physiotherapy and the administration of medication, respiratory assistance and diagnostic devices, excluding orthopedic appliances, stethoscopes and sphygmomanometers.

**Original or Generic Drug:** If mention is made of these two types of drugs, the *original* drug refers to the drug that was first developed and launched on the market. The *generic* drug refers to any reproduction of the original drug and is usually less expensive.

## HOSPITALIZATION IN CANADA

The insurer reimburses that part of hospital expenses incurred in Canada which exceeds the amount reimbursed by government plans, up to the daily maximum specified in the Summary of Benefits, and without any limit as to the number of days of hospitalization.

## EMERGENCY EXPENSES OUTSIDE THE PROVINCE OF RESIDENCE

The insurer reimburses hospitalization, medical and surgical expenses outside the province of residence of the insured person, in case of emergency, for that part of eligible expenses that exceeds the amount paid by a provincial health insurance plan whose coverage is compulsory for all insured persons.

Expenses must be incurred due to a sudden and unexpected illness or to an accident which occurred during a stay outside the province of residence whose expected length is less than ninety (90) consecutive days.

Moreover, when hospitalized outside Canada, the insured person must get in touch with the MEDICAL ASSISTANCE SERVICE as soon as it is possible to do so, otherwise the insurer has the right to terminate coverage.

In the absence of medical contraindication, the insurer may request that the insured person be repatriated or treated elsewhere. Repatriation must be recommended and planned by the medical assistance company. If an insured refuses to follow a recommendation for repatriation, the insurer accepts no responsibility for expenses incurred thereafter.

The overall maximum reimbursed by the insurer, for expenses incurred outside the province of residence, is specified in the Summary of Benefits.

MEDICAL EXPENSES IN CANADA

The following expenses are covered, but only if they were incurred after the effective date of the insurance:

a) Services, care and treatment prescribed by a physician, such as:

   i) Services rendered at the insured person's home by a registered nurse or nurse's aide who is unrelated to the insured person and who does not ordinarily reside with the latter, up to the maximum indicated in the Summary of Benefits;

   ii) Licensed ambulance service for emergency transportation to the nearest hospital equipped to provide the required treatment,

or for transportation therefrom, when the physical condition of the insured person precludes the use of any other means of transportation;

iii) Oxygen and rental of equipment necessary for its administration;

iv) Drugs or medicine available in Canada and which can only be obtained with the written prescription of a physician or dental surgeon and dispensed by a licensed pharmacist, except for those products listed in the article *Exclusions and Reductions* of the present benefit;

Medical drugs such as cardiotropic, anti-asthmatic, antidiabetic, antiparkinsonian and anticoagulant are considered eligible medical drugs, provided that they are prescribed by a physician and sold by a licensed pharmacist;

v) Purchase of artificial limbs and eyes, if the loss occurred while insured;

vi) Rental or purchase, as previously approved by the insurer, of a wheelchair (excluding electric wheelchairs except for quadriplegics), a hospital bed (excluding electric beds) and any other therapeutic appliances (excluding batteries);

vii) Purchase of breast prostheses, up to the maximum specified in the Summary of Benefits;

viii) Purchase of medical elastic stockings prescribed for the treatment of varicose veins, following severe burns or surgery, up to the maximum indicated in the Summary of Benefits;

ix) Room and board in a rehabilitation home, a convalescent home or chronic care home designated for such treatment by an appropriate government body, while under the supervision of a physician or registered nurse, up to the maximum indicated in the Summary of Benefits, and provided the stay follows the end of a period of hospitalization by less than fourteen (14) days;

x) Cost of orthopedic shoes as described below, up to the maximum indicated in the Summary of Benefits:

- The cost of modifying a regular shoe or the cost of purchasing, repairing, modifying or adjusting an insert or device added to a regular shoe;

- The purchase price of an orthopedic shoe;

xi) Cost of intrauterine devices, up to the maximum eligible expenses indicated in the Summary of Benefits;

xii) Purchase of glasses or contact lenses following cataract surgery, up to the maximum indicated in the Summary of Benefits, and provided these expenses are incurred before age sixty-five (65);

xiii) Diagnostic laboratory and X-ray fees from a commercial establishment, up to the maximum eligible expenses indicated in the Summary of Benefits;

xiv) Purchase or rental of orthopedic appliances other than orthopedic shoes and podiatric apparatus which are obtained from a recognized establishment or laboratory and which are required as a result of a bodily injury or illness. The purchase must be made while this coverage is in effect;

xv) Purchase or rental of crutches, and purchase of hernial belts;

xvi) Purchase of capillary prostheses following chemotherapy, up to the maximum indicated in the Summary of Benefits;

xvii) Sclerosing injection fees up to the maximum indicated in the Summary of Benefits.

b) Dental care given out of hospital by a dentist, in accordance with the normal suggested fee for a general practitioner, and required as a result of accidental injury to whole, healthy, natural teeth.

Only care received within twelve (12) months of the accident is covered. All other dental expenses are excluded.

c) Fees for paramedical care given by one of the professionals specified in the Summary of Benefits, up to the maximums indicated in the Summary of Benefits.

Paramedical care must be given by a person duly authorized by the responsible provincial or federal organization to practice this profession in accordance with the rules of the profession.

X-ray fees of a chiropractor, up to the maximum indicated in the Summary of Benefits.

However, for Ontario residents, paramedical care given by a chiropractor or a podiatrist are reimbursed according to the method of payment in force under Ontario's Health Insurance Act, prior to August 1, 1996, which forbade the insurer to reimburse expenses incurred for those practitioners before the annual maximum payable under the provincial health plan had been reached.

d) Hearings Aids: Expenses incurred for the initial purchase, replacement or repair of hearing aids or any related devices (with the exception of batteries), and for the professional services given by a hearing aid acoustician following the purchase, are reimbursed, provided they have been prescribed by a physician, audiologist or speech therapist.

Covered expenses are limited to the maximum specified in the Summary of Benefits.

## EXCLUSIONS AND REDUCTIONS

a) This benefit does not cover:

i) Expenses which are or would normally be payable or reimbursable under a workers' compensation act, if a claim had been submitted;

ii) Expenses resulting from attempted suicide or voluntary self-inflicted injury, while sane or insane;

iii) Expenses resulting from injury or illness caused by civil unrest, insurrection or war, whether war be declared or not, or participation in a riot;

iv) Treatment or appliance to correct bruxism or vertical dimension or any temporomandibular joint dysfunction;

v) Surgery or treatment which is not medically required, and which is given for cosmetic purposes or for any reason other than curative, or which exceeds ordinary surgery or treatment given in accordance with current therapeutic practice, and surgery or treat-

ment which is given in relation to an operation or treatment of an experimental nature;

vi) Any care or treatment included in the protocol of a research and development program for a product whose use has not been recommended by the manufacturer or which does not comply with government standards, or any other expenses incurred for care or treatment that is not recognized as normal, customary and common practice;

vii) Any portion of the charge for services in excess of the reasonable and customary charge normally incurred for an illness of the same nature and severity in the locality where the service is provided;

viii) Care and services rendered free of charge or which would be free of charge were it not for insurance coverage or which are not chargeable to the insured person;

ix) Rest cure or travel for reasons of health;

x) Eye examination, except if mention is made that these expenses are covered under the present benefit;

xi) Prescription, initial purchase, adjustment or replacement of eyeglasses or contact lenses, except if mention is made that these expenses are covered under the present benefit;

xii) All care or treatment related to fertility or infertility;

xiii) Purchase or rental of any comfort or massage apparatus, and of domestic accessories that are not exclusively for medical purposes;

xiv) Purchase of food or nutritional supplements and expenses incurred in the treatment of

obesity, whether or not these are prescribed for a medical reason;

xv) Expenses incurred for the administration of serums, vaccines and injectable medications;

xvi) Contraceptives (other than oral), except if mention is made that these expenses are covered under the present benefit, anti-smoking aids, hair growth stimulants, anabolic steroids and growth hormones;

xvii) The following products, except those which can only be obtained with a physician's prescription and dispensed by a pharmacist:

- products for the care of contact lenses;
- proteins or dietary supplements, amino acids;
- baby food;
- mouthwash, bandages and throat lozenges;
- shampoos, oils, creams;
- toilet products including soaps and emollients;
- skin softeners and protectors;
- vitamins or multivitamins;
- supplements or prenatal vitamins;
- minerals;
- homeopathic products;

xviii) The contribution to the cost of drugs and pharmaceutical services which must be paid by the insured person under any provincial drug insurance plan;

xix) Expenses incurred for problems related to erectile dysfunction.

b) The amount of benefits is reduced by any benefit that is payable or reimbursable under a government plan, a group plan or an individual plan, or that would have been payable had the person submitted a claim.

CALCULATION OF REIMBURSEMENT

**Deductible:** The deductible is that portion of covered expenses which must be paid by the participant before any benefits are payable under the present benefit. The maximum deductible required per calendar year is specified in the Summary of Benefits, if applicable.

**Carry-over Provision:** If the deductible has been satisfied in whole or in part by the payment of expenses incurred in the last three (3) months of a calendar year, the deductible for the following year will be reduced by the amount of deductible already paid.

**Reimbursement:** The insurer reimburses a percentage of the covered expenses incurred in the course of a calendar year, after applying the deductible for that year, if applicable. Such percentage is specified in the Summary of Benefits.

**Maximum Benefit Per Insured Person:** The overall maximum reimbursed by the insurer for the present benefit is specified in the Summary of Benefits.

**Coordination of Benefits:** The benefits herein will be coordinated with any sum which the insured person is receiving or would receive under any other benefit. The term "coverage" means any coverage providing care, services or supplies under

i) any group, individual or family insurance, travel insurance, creditor's or savings insurance coverage,

ii) any government-sponsored plan providing coverage for similar care, and

iii) any non-insured employee benefit plan.

WAIVER OF PREMIUMS

A participant whose premiums are waived under the article *Waiver of Premiums* of his life insurance benefit is also entitled to waiver of premiums for the present benefit, under the same conditions.

However, waiver of premiums ceases on the termination date of the benefit or plan.

EXTENSION OF DEPENDENTS' INSURANCE AT THE PARTICIPANT'S DEATH

At the participant's death, the dependents' insurance is extended, without premium payment, to the earliest of the following dates:

a) Twenty-four (24) months after the participant's death;

b) The date on which the dependents' insurance would have terminated had the participant then been living;

c) The termination date of the benefit or plan.

## *MEDICAL ASSISTANCE OUTSIDE CANADA*

This coverage provides the insured person, who is already covered under a government health insurance plan, with medical assistance in case of emergency while on vacation or business trips of which the expected length is less than ninety (90) days, for any accident or illness which occurs outside Canada, subject to the conditions that follow.

In order to take advantage of this coverage, the insured person must necessarily be covered by the SUPPLEMENTAL HEALTH INSURANCE benefit that is part of the present policy issued by the insurer.

### SPECIAL DEFINITIONS

**Medical Authority:** A legally qualified medical practitioner lawfully entitled to practice medicine in the country where medical services are performed.

**Accident:** Any sudden, unforeseeable and violent event which directly results from an external cause, independent of the insured person's wishes, leads to bodily injuries and prevents the insured person from continuing his trip, and which occurs while this coverage is in effect.

**Family Member:** The insured person's spouse, father, mother, child, brother or sister.

**Illness:** Any sudden and unforeseeable deterioration in health verified by a competent medical authority which prevents the insured person from continuing his trip, and which occurs while this coverage is in effect.

**Hospital:** A hospital refers to an institution which provides short-term care and:

a) is legally recognized as such in the country where the institution is located;

b) provides care to bedridden patients;

c) is equipped with a laboratory and an operating room;

d) has legally qualified physicians and registered nurses working twenty-four (24) hours a day.

Rehabilitation homes, convalescent homes, rest homes, chronic care homes and hospital chronic care wards do not qualify as hospitals.

**Claims:** Any event, accident or illness which justifies intervention by the Medical Assistance Service.

## MEDICAL ASSISTANCE

a) The following emergency medical assistance following an accident or illness is available:

i) *Twenty-four (24) Hour Access*

- The insured person can call the 24-hour hotline at any time of the day or night, and multilingual coordinators will put him in touch with a network of specialists to handle travel-related emergencies.

ii) *Medical Care*

The Medical Assistance Service will:

- Upon request by the insured person, organize consultations with general practitioners or specialists in order to

obtain the best medical care available in the area.

- Provide assistance with admittance to the hospital nearest the scene of the accident or illness.
- Assure doctors and hospitals that the plan will cover the expenses.

iii) *Medical Transportation*

The Medical Assistance Service will:

- Arrange for transportation or transfer of the insured person by any appropriate means recommended by the attending physician, which the Medical Assistance Service agrees to, to a hospital near the scene of the accident or illness, if required by the medical emergency.
- Organize the return of the insured person to his residence or to a hospital near his residence after initial medical care has been provided, by an appropriate means of transportation, provided that the return is medically necessary and permissible. The Medical Assistance Service arranges for the insured person's return using the most appropriate means of transportation: air ambulance, helicopter, commercial airline, train or ambulance.
- The expenses incurred for transporting or transferring the insured person as described in the two previous paragraphs will be paid by the insurer.

iv) *Payment of Medical Expenses and Cash Advance*

- The Medical Assistance Service will make the necessary arrangements to pay medical expenses covered under the SUPPLEMENTAL HEALTH INSURANCE which is part of this policy issued by the insurer for emergency hospitalization and medical or surgical care outside of Canada.

  If need be, the Medical Assistance Service will advance up to ten thousand dollars ($10,000) in legal Canadian tender, after reaching an agreement with the insurer, for the participant and his covered dependents.

  The participant must pay back any cash advance to the insurer in one lump sum and according to the exchange rates effective at the time of the cash advance, within ninety (90) days following his return to Canada. Should the participant fail to pay, the insurer reserves the right to compensate on health claims or any other claims which the participant or his dependents present under this policy.

v) *Return of Deceased*

- Should the insured person die due to an illness or accident, the Medical Assistance Service will take care of all the arrangements and pay up to three thousand dollars ($3,000) for the postmortem expenses, the coffin and transportation of the deceased to the place of burial in Canada. Funeral expenses will not be covered by the Medical Assistance Service or the insurer.

vi) *Return of Dependent Children*

- The Medical Assistance Service will organize the return of the insured person's children under age sixteen (16) who are left unattended and will arrange and pay for economy transportation for the children, with an escort if necessary, to their usual place of residence in Canada. If the return tickets are still valid, only the additional cost for return transportation will be paid, after deducting the value of the tickets.

vii) *Return of a Family Member*

- The Medical Assistance Service will organize the return of a family member who has lost the use of his airplane ticket due to the insured person's hospitalization or death. The Medical Assistance Service will make the arrangements to provide economy transportation for a family member to his usual place of residence in Canada. If the return tickets are still valid, only the additional cost for return transportation will be paid, after deducting the value of the tickets.

viii) *Visit from a Family Member*

- The Medical Assistance Service will organize round-trip economy class transportation for a family member to visit the insured person if the person is hospitalized for at least seven (7) consecutive days and if the attending physician feels that the visit would be beneficial for the patient.

- *Telephone Interpretation Service*

  In case of an emergency, the Medical Assistance Service provides the insured person with telephone interpretation services in most foreign languages.

- *Messages*

  In case of an emergency, the Medical Assistance Service relays a message, upon request, to the insured person at his home, office or elsewhere, or holds messages for the insured person or his family members for fifteen (15) days.

- *Legal Assistance*

  Should an insured person require legal assistance, the Medical Assistance Service assists him in finding local legal aid for an accident or another cause of defence, and will also help the insured person to obtain a cash advance from his credit cards, family and friends, in order to pay for any bail or legal fees.

- *Travel Information*

  The Medical Assistance Service sends the insured person travel information related to transportation, vaccinations and precautionary measures before, during and after the trip.

- *Emergency Medication*

  Should an insured person require medication not available locally that is indispensable for a treatment in progress, the Medical Assistance Service coordinates the search for and dispatch of the medication. The insured person is responsible for the cost of the medication

unless it is covered under the SUPPLEMENTAL HEALTH INSURANCE of this policy.

- *Lost Baggage or Documents*

  If the insured person loses or has his baggage stolen, the Medical Assistance Service will help him contact the appropriate authorities.

## EXCLUSIONS

This benefit does not cover:

a) Expenses payable or reimbursable under a government, a group or individual plan, or which normally would have been payable if a claim had been submitted;

b) Expenses resulting from attempted suicide or voluntary self-inflicted injury, whether the insured person is sane or insane;

c) Expenses resulting from injury or illness caused by civil unrest, insurrection or war, whether war is declared or not, or participation in a riot;

d) Surgery or treatment which is not medically required, and which is given for cosmetic purposes, for any reason other than curative, or which exceeds ordinary surgery or treatment given in accordance with normal therapeutic practice, and surgery or treatment which is given in relation to an operation or treatment of an experimental nature;

e) The portion of the expenses which exceeds reasonable and customary fees for the area in which treatment is provided for an illness of the same nature and severity;

f) Care or services rendered free of charge or which would be free of charge were it not for insurance coverage or which are not chargeable to the insured person;

g) Any rest cure or travel for reasons of health.

PROVISIONS

**Notice of Claim:** As soon as the insured person is aware of an incident, he must take all reasonable precautions to stop its progression and must contact the Medical Assistance Service as soon as possible to indicate the circumstances and the known or presumed causes of the incident. Upon request by the Medical Assistance Service, the insured person must provide a certificate from the attending physician explaining the probable consequences of the illness or the injuries suffered during the accident.

**Prescription:** Claims must be made within twelve (12) months following the date of the incident.

**Refund for the Return Ticket:** When the insured person's transportation is arranged by the Medical Assistance Service, he must present the original return ticket or the reimbursement. If neither is available, the price of the ticket will be withheld by the insurer from the amounts payable to the insured person, if applicable.

LIABILITY

The Medical Assistance Service may not be held responsible for failure to provide medical assistance or for delays caused by strikes, civil wars, wars, invasions, intervention by enemy powers, hostilities (whether war is declared or not), rebellions, insurrections, acts of terrorism, military operations or coups, riots or

uprisings, radioactive fallout, or any other situation beyond its control.

The doctors, hospitals, clinics, lawyers and other authorized practitioners or institutions to which the Medical Assistance Service directs insured persons are, for the most part, independent contractors and act on their own behalf and are not employees, agents or subordinates of the Medical Assistance Service.

The Medical Assistance Service and the insurer are not in any way responsible for negligence or other acts or omissions by these doctors, hospitals, clinics, lawyers or other authorized practitioners or institutions.

# *DENTAL CARE INSURANCE*

The insurer undertakes to reimburse the participant's dental care expenses, subject to the terms and conditions hereinafter specified.

## SPECIAL DEFINITIONS

**General Practitioner:** A dentist who practices dentistry without specialization.

**Specialist:** A person licensed by the provincial licensing authority to practice dentistry with specialization.

**Denturist:** A person licensed by the appropriate provincial licensing authority to work as a practitioner supplying and fitting dentures.

**Expenses Incurred:** Any fee corresponding to a professional procedure already performed. Expenses are considered to be incurred only when treatment has actually been given, even if a treatment plan has been submitted to and approved by the insurer.

For dentures, expenses are considered to be incurred only on the date such dentures are installed.

## DENTAL EXPENSES

"Eligible expenses" means fees incurred for treatment given by a general practitioner or by a specialist on the recommendation of a general practitioner. Such expenses must be incurred while this plan is in force. Expenses incurred in Canada are limited to the normal

ix) *Meals and Accommodation*

- With regard to paragraphs vi), vii) and viii), the Medical Assistance Service will pay expenses incurred for meals and accommodation up to one hundred and fifty dollars ($150) per day for a maximum of seven (7) days. Receipts must be provided for these expenses before the Medical Assistance Service issues a reimbursement.

x) *Vehicle Return*

- The Medical Assistance Service will pay up to one thousand dollars ($1,000) to return the insured person's vehicle, either private or rental, to the insured person's residence or the nearest appropriate vehicle rental location.

xi) *Cash Advances*

- The Medical Assistance Service will advance cash, if need be, for the insured person to obtain the services described in paragraphs iii), vi), vii), viii), ix) and x), or will provide payment guarantees of up to one thousand dollars ($1,000) in legal Canadian tender. The participant must pay back any cash advance to the insurer according to the exchange rates effective at the time of the cash advance. The cash advance will be withheld by the insurer from any claim payments, if applicable.

b) Other emergency travel services also available to the insured person while travelling abroad:

rate suggested for general practitioners of the province where treatment is given.

Expenses incurred for treatment provided by a denturist are limited to the normal suggested fee for denturists of the province where treatment is provided.

Expenses incurred outside Canada are limited to the normal rate suggested for general practitioners of the insured person's province of residence.

These expenses are reimbursed according to the Fee Guide of the year indicated in the Summary of Benefits.

The following expenses are covered if so stated in the Summary of Benefits:

**Preventive Care**

a) Examinations and Diagnoses

- oral examination: once every two (2) years
- oral check-up: once every six (6) months
- emergency oral examination
- specific oral examination

b) X-rays

- intra-oral - periapical: one complete series every two (2) years
- intra-oral - occlusal
- intra-oral - interproximal
- extra-oral
- sialography
- panoramic: once every two (2) years
- radiopaque dyes

c) Tests and Laboratory Examinations

- microbiologic culture
- biopsy of oral tissue - soft
- biopsy of oral tissue - hard
- cytologic smear

- pulp vitality tests
- caries susceptibility tests

d) Preventive Services

- polishing of coronal portion of teeth (prophylaxis): twice every twelve (12) months
- topical application of fluoride
- initial oral hygiene instruction

e) Space maintainers for persons under age eighteen (18)

**Basic Treatments**

a) Basic Treatments

- finishing restorations
- pit and fissure sealant
- caries control
- interproximal discing
- prophylactic odontomy

b) Restorative

- amalgam restorations
- composite restorations

c) Endodontics

- pulp capping
- pulpotomy (excluding final restoration)
- emergency pulpotomy
- endodontic trauma
- root canal therapy
- endodontic surgery
- apexification

d) Periodontics

- surgical services
- provisional matching
- adjunctive periodontal procedures

Root planning and curettage are covered up to a maximum of three (3) sextants and two (2) quadrants or up to fourteen (14) teeth per calendar year. These procedures are limited to dentists exclusively and are only covered if testing of periodontal pockets indicates four millimeters (4 mm) or more. In all cases, appropriate x-rays and periodontal chart must be submitted.

e) Dentures - removable

- adjustments
- repairs
- rebasing and relining
- prophylaxis and polishing

f) Oral Surgery

- removal of erupted tooth (uncomplicated)
- surgical removals (complicated)
- removal of tumours or cysts

g) Adjunctive General Services

- anaesthesia (in relation to surgery)

<u>EXCLUSIONS AND REDUCTIONS</u>

a) This benefit does not cover:

i) Treatment or appliance related directly or indirectly to full mouth reconstruction, to correct bruxism or vertical dimension or any temporomandibular joint dysfunction;

ii) Services rendered by a dental hygienist and not administered under the supervision of a dentist;

iii) Dental services covered under the health insurance, if such benefit is part of this plan, or under any other group insurance contract;

iv) Services and supplies relating to any appliance worn in the practice of a sport;

v) Expenses which are payable or reimbursable under a worker's compensation act, or would normally have been if a claim had been submitted;

vi) Care or services necessary due to an attempted suicide or voluntary self-inflicted injury, while sane or insane;

vii) Care or services resulting from civil unrest, insurrection or war, whether war be declared or not, or participation in a riot;

viii) Services which are not medically required, which are given for cosmetic purposes or which exceed ordinary services given in accordance with current therapeutic practice;

ix) Care or services rendered free of charge or which would be free of charge were it not for insurance coverage or which are not chargeable to the insured person;

x) Care or services related to implants.

b) The amount of benefits is reduced by any benefit that is payable or reimbursable under a government plan, a group plan or an individual plan, or that would have been payable had the person submitted a claim.

c) Treatment Plan - If the total cost of a treatment is expected to exceed four hundred dollars ($400),

a treatment plan must be submitted to the insurer who will determine, before commencement of treatment, the amount of eligible expenses.

"Treatment plan" means a written description of the treatment which, in the opinion of the dentist, will be required, including X-rays in support of such opinion, and specification of the probable date and cost of treatment.

## PAYMENT OF BENEFITS

**Proof:** Before paying benefits, the insurer may require, as proof and at no expense to the insurer, a complete diagram showing the insured person's state of dentition prior to the beginning of the treatment for which a claim is submitted. The insurer may also, if deemed necessary, require laboratory or hospital reports, X-rays, casts, molds or models used for examination purposes, or any other similar evidence.

**Alternative Treatment Plan:** If more than one type of treatment exists for the dental condition of the insured person, the insurer reimburses the lesser fee, provided however that the treatment given is normal and appropriate.

## CALCULATION OF REIMBURSEMENT

**Deductible:** The deductible is that portion of eligible expenses which must be paid by the participant before any benefits are payable. The maximum deductible required per calendar year is specified in the Summary of Benefits, if applicable.

**Carry-Over Provision:** If the deductible has been satisfied in whole or in part by the payment of expenses incurred in the last three (3) months of a calendar

year, the deductible for the following year will be reduced by the amount of the deductible already paid.

**Reimbursement:** The insurer reimburses a percentage of eligible expenses incurred in the course of a calendar year, after applying the deductible for that year, if applicable. Such percentage is specified in the Summary of Benefits.

**Maximum Benefit Per Insured Person:** The global maximum amount reimbursed by the insurer for the present benefit is specified in the Summary of Benefits.

In the case of any person becoming insured more than thirty-one (31) days following the eligibility date, the reimbursement for dental expenses during the first twelve (12) months of coverage may not exceed one hundred dollars ($100) per person, up to a maximum of one hundred fifty dollars ($150) per family.

**Coordination of Benefits:** The benefits herein will be coordinated with any sum which the insured person is receiving or would receive under any other benefit. The term "coverage" means any coverage providing care, services or supplies under

i) any group, individual or family insurance, travel insurance, creditor's or savings insurance coverage,

ii) any government-sponsored plan providing coverage for similar care, and

iii) any non-insured employee benefit plan.

# GROUP INSURANCE


INC.

LES CONSEILLERS
EN AVANTAGES
SOCIAUX


INDUSTRIAL
ALLIANCE
LIFE INSURANCE COMPANY

*A partner you can trust*

**SCHEDULE 4.37**

**INSURANCE**

- **List of all claims for the past two years**: see document attached hereto.

- **List of All Policies of Insurance**

  - Commercial general liability insurance and professional liability insurance – see document attached hereto;

  - Key-Man insurance policies –

Marc LeBel:

| | | | | |
|---|---|---|---|---|
| Transamerica Life | T-10 | $ 300,000 | June 2004 | $ 1,556 (1) |
| Sunlife du Canada | T-10 | $ 1,000,000 | December 2008 | $ 2,667 |
| Sunlife du Canada | Universelle | $ 500,000 | | |
| Sunlife du Canada | T-10 | $ 500,000 | Octobre 2011 | $ 6,571 For both |

[*]:

| | | | | |
|---|---|---|---|---|
| Transamerica Life | T-10 | $ [*] | June 2004 | (1) |
| CNA | T-10 | $ [*] | November 2008 | $ 555 |
| Transamerica Life | T-10 | $ [*] | Mars 2011 | $ 680 |

(1) annual price for ML and FV

- Director and officer liability insurance:
  - Chubb of Canada;
  - Policy no: 81528220;
  - Amount of coverage: $ 3,000,000;
  - Deductible: $ 10,000;

- Property:
  - CGV Compagnie d'assurance;
  - Policy no : CC83003228;
  - Amount of coverage: $ 16,050,000;
  - Deductible: $ 5,000;

- Cars:
  - CGV Compagnie d'assurance;
  - Policy no : 6943001618;
  - Amount of coverage: $ 1,000,000;
  - Deductible: $ 500.

**[*] Confidential portions omitted and filed separately with the Commission.**

SCHEDULE 4.38

MATERIAL CONTRACTS

- **Shareholders Agreement** entered into on February 24, 1995 and subsequently amended from time to time, between the shareholders of the Company;

- **Master Software Agreement** entered into on September 1, 2001 between MedICC and the Company;

- **Share Purchase Agreement** entered into on October 22, 1999 between Dynacare Health Group, Inc., Comcare Ltd, the Company, Daedal Management Investment, Inc. and Dynacare Clinical Research, Inc. (now known as "Danapharm") and Mr. Frank Naus;

- **Shareholder Agreement** entered into on October 22, 1999 between the Company, Daedal Management Investment, Inc. and Danapharm Clinical Research, Inc.;

- **Confidentiality Agreement** entered into on [*] between [*]and the Company;

- **Confidentiality Agreement** entered into on [*] between [*]and the Company;

- **Confidentiality Agreement** entered into on [*]between [*] and the Company;

- **Confidentiality Agreement** entered into on [*]between Marc Lebel and the Company;

- **Confidentiality Agreement** entered into on [*]between [*] and the Company;

- **Confidentiality Agreement** entered into on [*] between [*] and the Company;

- **Confidentiality Agreement** entered into on [*]between [*] and the Company;

- **Letter of Agreement** entered into on February 5, 2001 between Bank of Montreal, Deadal Management, Inc., Frank Naus, Danapharm and the Company;

- **Schedule's Rate and List of Consulting Physicians:** see document attached hereto;

  - **Confidentiality Agreements** between the Company and: [*]

  - - **List of contracts in full force and effect:** see document attached hereto titled "Project Tracking";

- **List of suppliers in full force and effect:** see documents attached hereto;

- **List of suppliers of software in full force and effect**: see Schedule 4.28;

- **List of work in progress:** see document attached hereto.

**[*] Confidential portions omitted and filed separately with the Commission.**

## SCHEDULE 4.38

## MATERIAL CONTRACTS

## [Summary of French Written Documents]

- **Schedule's Rate and List of Consulting Physicians:** see document attached hereto;

The schedule's rate of consulting physicians is identified in French as "*Grille tarifaire des médecins*";

The List of Consulting Physicians is identified in French as "*Médecins consultants*".

- **List of work in progress:** see document attached hereto.

The List work in progress, as of January 31, 2002, is identified in French as "*Projets en cours au 31 janvier 2002*".

| MÉDECINS CONSULTANTS | |
|---|---|
| Nom | Champ d'activités |
| **Québec** | |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Ophtalmologiste |
| [*] | Ophtalmologiste |
| [*] | Dermatologiste |
| [*] | Cardiologue |
| **Montréal** | |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Médecine générale |
| [*] | Cardiologue |
| [*] | Gastro-entérologue |
| [*] | Cardiologue |
| [*] | Gastro-entérologue |
| **Trois-Rivières** | |
| [*] | Médecine générale |
| [*] | Médecine générale |

[*] Confidential portions omitted and filed separately with the Commission.

## All material Anapharm credit agreements with suppliers.

| Supplier | Purchase level | Discount | End of contract Date | Comment |
|---|---|---|---|---|
| [*] | [*] | [*] | Sep-01 | [*] |
| | [*] | [*] | | |
| | [*] | [*] | | |
| | [*] | [*] | | |
| [*] | [*] | 8% | Dec-01 | [*] |
| [*] | [*] | | | [*] |
| | [*] | | | |
| | [*] | [*] | Dec-01 | |
| | [*] | [*] | | |
| | [*] | [*] | | |
| | [*] | [*] | | |

**[*] Confidential portions omitted and filed separately with the Commission.**

**Anapharm Inc.**
**9 (a) (xi) Maintenance agreements**

| Type of expense & Supplier | End of contract Date | Duration | Total per year | Copy of contract | | Comments |
|---|---|---|---|---|---|---|
| **Equipment used for production( maintenance):** | | | | | | |
| [*] | 8-Jan-02 | 1 year | [*] | | [*] | |
| | 14-Jun-02 | 1 year | [*] | | [*] | |
| | | | [*] | | [*] | |
| [*] | 15-Mar-02 | 1 year | [*] | | [*] | |
| | 15-Mar-02 | 1 year | [*] | | [*] | |
| | | | [*] | | [*] | |
| | 18-May-02 | 1 year | [*] | | [*] | |
| | 18-May-02 | 1 year | [*] | | [*] | |
| | 18-May-02 | 1 year | [*] | | [*] | |
| | 18-May-02 | 1 year | [*] | | [*] | |
| | | | [*] | | [*] | |
| | 14-Jun-02 | 1 year | [*] | | [*] | |
| | 14-Jun-02 | 1 year | [*] | | [*] | |
| | 14-Jun-02 | 1 year | [*] | | [*] | |
| | | | [*] | | [*] | |
| | 26-Nov-02 | 6,5 months | [*] | x | [*] | |
| | 26-Nov-02 | 6,5 months | [*] | x | [*] | |
| | 26-Nov-02 | 14 months | [*] | x | [*] | |
| | 26-Nov-02 | 1 year | [*] | x | [*] | |
| | 26-Nov-02 | 1 year | [*] | x | [*] | |
| | 26-Nov-02 | 6,5 months | [*] | x | [*] | |
| | 26-Nov-02 | 8,5 months | [*] | x | [*] | |
| | 26-Nov-02 | 8,5 months | [*] | x | [*] | |
| | 26-Nov-02 | 5,5 months | [*] | x | [*] | |
| | 26-Nov-02 | 5,5 months | [*] | x | [*] | |
| | 26-Nov-02 | 5,5 months | [*] | x | [*] | |
| | 26-Nov-02 | 6,5 months | [*] | x | [*] | |
| | | | [*] | | [*] | |
| | | | [*] | | [*] | |
| [*] | 4/8/02 | 1 year | [*] | | [*] | |
| | 8/31/02 | 1 year | [*] | | [*] | |
| | | | [*] | | [*] | |
| | | | [*] | | | |
| [*] | | | [*] | | | |
| [*] | 2/28/02 | 1 year | [*] | | [*] | |
| | ???? | 1 year | [*] | | [*] | |
| | | | [*] | | | |

*** Confidential portions omitted and filed separately with the Commission.**

**Anapharm Inc.**

**9 (a) (xi) Maintenance agreements**

| Type of expense & Supplier | End of contract Date | Duration | Total per year | Copy of contract | Comments |
|---|---|---|---|---|---|
| **Various equipment maintenance:** | | | | | |
| *Bell Canada & others - Telephone system:* | | | | | |
| 26-Nov-02 | Fees - Phone lines | 1 year | 61,200 $ | | |
| 26-Nov-02 | Answering service | 1 year | 4,800 $ | | |
| 26-Nov-02 | Link WAN: Qc-Mtl and I | 1 year | 35,652 $ | | |
| 26-Nov-02 | IP connect dedicated LI | 1 year | 6,144 $ | | |
| 26-Nov-02 | Quebec local lines | 1 year | 18,276 $ | | |
| 26-Nov-02 | Québec Télécommunic: | May-02 | 21,741 $ | x | Quebec and Montreal Telephone system |
| Claude Néon | Feb-05 | 5 years | 2,232 $ | | 2 signs in Ste-Foy Graph # 99-0195A |
| | ????? | 5 years | 348 $ | | 1 sign in Trois-Rivières Graph # 96-148 |
| | Apr-06 | 5 years | 3,576 $ | | 1 electronic sign in Montreal Graph # 00-1079J |
| | May-06 | 5 years | 780 $ | | 1 sign in Montreal Graph # 00-1079E |
| **Maintenance of facilities:** | | | | | |
| Bon-Air (Ventilation) | 3/31/03 | 2 years | 7,308 $ | | Clinical draining<br>Clinical hood<br>Waste room draining<br>Aston<br>Bousquet<br>Analytical Lab ventilation shaft<br>Dri-Steem<br>other equipment rented by C. Roberge |
| Tempco | 3/31/02 | 1 year | 7,620 $ | | Ventilation - Montreal |
| Protectron | n/a | | 261 $ | | Security service |
| Liebert | Feb-02 | 1 year | 5,953 $ | | UPS |
| Québec Pare-Flammes | Jan-02 | 1 year | 35 $ | | 7 extinguishers at 5$ each |
| Vulcain | Mar-02 | 1 year | 249 $ | | 2 Gas detectors |
| Empro | n/a | | 14,673 $ | | Cleaning (site: Quebec) |
| Probelle | Dec-03 | 3 years | 14,400 $ | | Cleaning (site: Montreal) |
| Université Laval | Aug-02 | 1 year | 13,080 $ | | 40 parking places |

ANAPHARM INC.

PROJETS EN COURS AU 31 JANVIER 2002

| PROJETS EN COURS: | | | | | SOUMISSION CONTRAT |
|---|---|---|---|---|---|
| Projet | Section | Client | Pays | Continent | Contrat |
| 00207 (750) | A | [*] | E | USA | [*] |
| 00238 (195) | C | [*] | C | Canada | [*] |
| 00298 (310) | C | [*] | E | Europe | [*] |
| 00340 (628) | C | [*] | E | Europe | [*] |
| 00340 (628) | A | [*] | E | Europe | [*] |
| 01108 (055) | C | [*] | E | USA | [*] |
| 01108 (055) | A | [*] | E | USA | [*] |
| 01113 (265) | C | [*] | C | Canada | [*] |
| 01113 (265) | A | [*] | C | Canada | [*] |
| 01192 (310) | C | [*] | E | Europe | [*] |
| 01192 (310) | A | [*] | E | Europe | [*] |
| 01193 (310) | C | [*] | E | Europe | [*] |
| 01193 (310) | A | [*] | E | Europe | [*] |
| 01196 (750) | C | [*] | E | USA | [*] |
| 01196 (750) | A | [*] | E | USA | [*] |
| 01201 (310) | C | [*] | E | Europe | [*] |
| 01201 (310) | A | [*] | E | Europe | [*] |
| 01206 (640) | C | [*] | C | Canada | [*] |
| 01206 (640) | A | [*] | C | Canada | [*] |
| 01218 (055) | A | [*] | E | USA | [*] |
| 01230 (464) | A | [*] | E | Europe | [*] |
| 01237 (265) | C | [*] | C | Canada | [*] |
| 01237 (265) | A | [*] | C | Canada | [*] |
| 01238 (265) | C | [*] | C | Canada | [*] |
| 01238 (265) | A | [*] | C | Canada | [*] |
| 01243 (750) | C | [*] | E | USA | [*] |
| 01243 (750) | A | [*] | E | USA | [*] |
| 01267 (530) | C | [*] | E | Europe | [*] |
| 01267 (530) | A | [*] | E | Europe | [*] |
| 01271 (685) | C | [*] | C | Canada | [*] |
| 01271 (685) | A | [*] | C | Canada | [*] |
| 01272 (455) | C | [*] | E | Europe | [*] |
| 01272 (455) | A | [*] | E | Europe | [*] |
| 01273 (455) | C | [*] | E | Europe | [*] |
| 01273 (455) | A | [*] | E | Europe | [*] |
| 01275 (220) | C | [*] | E | USA | [*] |
| 01275 (220) | A | [*] | E | USA | [*] |
| 01276 (220) | C | [*] | E | USA | [*] |
| 01276 (220) | A | [*] | E | USA | [*] |
| 01277 (068) | C | [*] | E | Europe | [*] |
| 01277 (068) | A | [*] | E | Europe | [*] |
| 01279 (752) | C | [*] | E | Autres pays | [*] |
| 01279 (752) | A | [*] | E | Autres pays | [*] |
| 01280 (752) | C | [*] | E | Autres pays | [*] |
| 01280 (752) | A | [*] | E | Autres pays | [*] |
| 01283 (068) | C | [*] | E | USA | [*] |
| 01283 (068) | A | [*] | E | USA | [*] |
| 01285 (265) | C | [*] | C | Canada | [*] |
| 01285 (265) | A | [*] | C | Canada | [*] |

ANAPHARM INC.

PROJETS EN COURS AU 31 JANVIER 2002

| PROJETS EN COURS: | | | | | SOUMISSION CONTRAT |
|---|---|---|---|---|---|
| Projet | Section | Client | Pays | Continent | Contrat |
| 01286 (265) | C | [*] | C | Canada | [*] |
| 01286 (265) | A | [*] | C | Canada | [*] |
| 01287 (530) | C | [*] | E | Europe | [*] |
| 01287 (530) | A | [*] | E | Europe | [*] |
| 01289 (461) | C | [*] | E | Europe | [*] |
| 01289 (461) | A | [*] | E | Europe | [*] |
| 01291 (773) | C | [*] | C | Canada | [*] |
| 01294 (022) | C | [*] | E | USA | [*] |
| 01294 (022) | A | [*] | E | USA | [*] |
| 01295 (022) | C | [*] | E | USA | [*] |
| 01295 (022) | A | [*] | E | USA | [*] |
| 01296 (605) | C | [*] | E | USA | [*] |
| 01296 (605) | A | [*] | E | USA | [*] |
| 01298 (765) | A | [*] | E | Autres pays | [*] |
| 01299 (185) | C | [*] | C | Canada | [*] |
| 01299 (185) | A | [*] | C | Canada | [*] |
| 01301 (768) | C | [*] | E | USA | [*] |
| 01301 (768) | A | [*] | E | USA | [*] |
| 01302 (768) | C | [*] | E | USA | [*] |
| 01302 (768) | A | [*] | E | USA | [*] |
| 01303 (768) | C | [*] | E | USA | [*] |
| 01303 (768) | A | [*] | E | USA | [*] |
| 01304 (768) | C | [*] | E | USA | [*] |
| 01304 (768) | A | [*] | E | USA | [*] |
| 01305 (768) | C | [*] | E | USA | [*] |
| 01305 (768) | A | [*] | E | USA | [*] |
| 01306 (768) | C | [*] | E | USA | [*] |
| 01306 (768) | A | [*] | E | USA | [*] |
| 01308 (605) | C | [*] | E | USA | [*] |
| 01308 (605) | A | [*] | E | USA | [*] |
| 01311 (765) | C | [*] | E | Autres pays | [*] |
| 01311 (765) | A | [*] | E | Autres pays | [*] |
| 01313 (265) | C | [*] | C | Canada | [*] |
| 01313 (265) | A | [*] | C | Canada | [*] |
| 01314 (265) | C | [*] | C | Canada | [*] |
| 01314 (265) | A | [*] | C | Canada | [*] |
| 01315 (455) | C | [*] | E | Europe | [*] |
| 01315 (455) | A | [*] | E | Europe | [*] |
| 01320 (768) | C | [*] | E | USA | [*] |
| 01320 (768) | A | [*] | E | USA | [*] |
| 01321 (768) | C | [*] | E | USA | [*] |
| 01321 (768) | A | [*] | E | USA | [*] |
| 01322 (750) | C | [*] | E | USA | [*] |
| 01322 (750) | A | [*] | E | USA | [*] |
| 01323 (750) | C | [*] | E | USA | [*] |
| 01323 (750) | A | [*] | E | USA | [*] |
| 01324 (750) | C | [*] | E | USA | [*] |
| 01324 (750) | A | [*] | E | USA | [*] |
| 01325 (750) | C | [*] | E | USA | [*] |

ANAPHARM INC.

PROJETS EN COURS AU 31 JANVIER 2002

| PROJETS EN COURS: | | | | | SOUMISSION CONTRAT |
|---|---|---|---|---|---|
| Projet | Section | Client | Pays | Continent | Contrat |
| 01325 (750) | A | [*] | E | USA | [*] |
| 01331 (600) | C | [*] | E | USA | [*] |
| 01331 (600) | A | [*] | E | USA | [*] |
| 01332 (600) | C | [*] | E | USA | [*] |
| 01332 (600) | A | [*] | E | USA | [*] |
| 01344 (055) | C | [*] | E | USA | [*] |
| 01344 (055) | A | [*] | E | USA | [*] |
| 01345 (055) | C | [*] | E | USA | [*] |
| 01345 (055) | A | [*] | E | USA | [*] |
| 01346 (055) | C | [*] | E | USA | [*] |
| 01346 (055) | A | [*] | E | USA | [*] |
| 01347 (055) | C | [*] | E | USA | [*] |
| 01347 (055) | A | [*] | E | USA | [*] |
| 01348 (768) | C | [*] | E | USA | [*] |
| 01348 (768) | A | [*] | E | USA | [*] |
| 01349 (768) | C | [*] | E | USA | [*] |
| 01349 (768) | A | [*] | E | USA | [*] |
| 01350 (720) | C | [*] | E | Europe | [*] |
| 01350 (720) | A | [*] | E | Europe | [*] |
| 01352 (201) | C | [*] | E | Europe | [*] |
| 01352 (201) | A | [*] | E | Europe | [*] |
| 01357 (119) | C | [*] | | | [*] |
| 01357 (119) | A | [*] | | | [*] |
| 01359 (175) | C | [*] | E | Autres pays | [*] |
| 01359 (175) | A | [*] | E | Autres pays | [*] |
| 01360 (175) | C | [*] | E | Autres pays | [*] |
| 01360 (175) | A | [*] | E | Autres pays | [*] |
| 01361 (175) | C | [*] | E | Autres pays | [*] |
| 01361 (175) | A | [*] | E | Autres pays | [*] |
| 01362 (175) | C | [*] | E | Autres pays | [*] |
| 01362 (175) | A | [*] | E | Autres pays | [*] |
| 01363 (840) | C | [*] | C | Canada | [*] |
| 01363 (840) | A | [*] | C | Canada | [*] |
| 01366 (765) | C | [*] | E | Autres pays | [*] |
| 01366 (765) | A | [*] | E | Autres pays | [*] |
| 01368 (535) | C | [*] | E | USA | [*] |
| 01369 (535) | C | [*] | E | USA | [*] |
| 02008 (265) | C | [*] | C | Canada | [*] |
| 02008 (265) | A | [*] | C | Canada | [*] |
| | | | | | [*] |
| SS-TOTAL ANALYT. & CLINIQUES | | | | | [*] |
| | | | | | [*] |
| PROJETS ANALYTIQUE SEULEMENT ET DVMD: | | | | | [*] |
| | | | | | [*] |
| 99041 (532) | AS | [*] | C | Canada | [*] |
| 00282 (215) | AS | [*] | E | USA | [*] |
| 00309 (400) | AS | [*] | C | Canada | [*] |
| 01126 (820) | AS | [*] | E | USA | [*] |
| 01180 (067) | AS | [*] | C | Canada | [*] |

ANAPHARM INC.

PROJETS EN COURS AU 31 JANVIER 2002

| ROJETS EN COURS: | | | | | SOUMISSION CONTRAT |
|---|---|---|---|---|---|
| Projet | Section | Client | Pays | Continent | Contrat |
| 01181 (067) | AS | [*] | C | Canada | [*] |
| 01182 (715) | AS | [*] | E | USA | [*] |
| 01240 (750) | AS | [*] | E | USA | [*] |
| 01241 (750) | AS | [*] | E | USA | [*] |
| 01242 (750) | AS | [*] | E | USA | [*] |
| 01248 (532) | AS | [*] | C | Canada | [*] |
| 01255 (615) | AS | [*] | C | Canada | [*] |
| 01256 (715) | AS | [*] | E | USA | [*] |
| 01261 (271) | AS | [*] | C | Canada | [*] |
| 01290 (616) | AS | [*] | E | USA | [*] |
| 01297 (585) | AS | [*] | E | USA | [*] |
| 01312 (264) | AS | [*] | C | Canada | [*] |
| 01317 (400) | AS | [*] | C | Canada | [*] |
| 01318 (400) | AS | [*] | C | Canada | [*] |
| 01319 (400) | AS | [*] | C | Canada | [*] |
| 01326 (027) | AS | [*] | C | Canada | [*] |
| 01341 (768) | AS | [*] | E | USA | [*] |
| 01342 (768) | AS | [*] | E | USA | [*] |
| 01351 (700) | AS | [*] | E | USA | [*] |
| 01354 (765) | AS | [*] | E | Autres pays | [*] |
| 01364 (765) | AS | [*] | E | Autres pays | [*] |
| 01367 (685) | AS | [*] | C | Canada | [*] |
| 01370 (400) | AS | [*] | C. | Canada | [*] |
| | | [*] | | | [*] |
| 01509 | R | [*] | C | Canada | [*] |
| 01565 | R | [*] | E | USA | [*] |
| | | | | | [*] |
| S-TOTAL ANALYT. SEULEMENT ET DVMD | | | | | [*] |

| **TOTAL** | **17,027,741** |
|---|---|

**SCHEDULE 4.40**

**LITIGATION**

There is one pending claim for an amount of $ 3,000 CDN that has been handled to the Company's insurance carrier. This claim as been filed by one of the Company's volunteers who, as it was thought initially, had a broken hip. However, it appears from the volunteer's claim (a copy of which is attached hereto), that she has broken her rib while being the subject of a study conducted by the Company. The claim is being addressed and should evolve to a private settlement in the weeks to come.

There is also a potential claim. For further information, please refer to the document attached hereto.

Saint-Anselme le 20/02/02

M. Luc Sauvé
Anapharm
5160 b. Descarie bur. 500
Montréal, Qc H3X 2H9

**OBJET: Étude # 01272**

Monsieur,

Suite à notre conversation téléphonique de ce jour, je vous mets par écrit ce qui s'est passé lors de mon séjour les 1, 2, 3 février 2002 à Anapharm Mtl. et la suite des événements.

Le 1er février à 22h.00 au coucher, en grimpant vers mon lit du 2ième niveau, l'échelle de métal étant mal positionnée, s'est renversée sur moi et m'a facturé une côte.
Le lendemain matin, j'étais souffrante. J'ai donc signalé au personnel du centre l'accident et on en a pris bonne note. Tout au long de la journée et des jours qui ont suivis on s'est bien occupé de moi. Juste avant de partir le 3 février je devais voir un médecin. Il n'était pas disponible.
Le 4 février, revenue chez-moi, je suis allé rencontré mon médecin de famille me sentant mal en point. C'est le Dr Marcel Moreau ( 706 route Bégin, suite 1, St-Anselme, Qc G0R 2N0, tél.: 418-885-9625 ) que j'ai rencontré. Le diagnostique: côte fracturée. Il m'a suggéré de prendre des anti-inflammatoires ou des Tylénol et de mettre un corset.

Puis avec le corset je me sentais moins souffrante. Les 8,9,10 février j'ai continué l'étude avec Anapharm. Cela n'a pas été facile surtout la nuit du 8 février. J'ai eu un gros mal de tête. J'ai eu de la difficulté à digérer mon souper ainsi que les deux jours qui ont suivi.
À la fin de l'étude ( dimanche soir le 10 février ) j'ai rencontré un médecin d'Anapharm qui a constaté et inscrit dans son rapport ma condition et ma côte fracturée.

Au retour, en ayant toujours de la difficulté à digérer j'ai décidé d'aller voir le Dr Sophie Chabot chiropraticienne ( 584 route Bégin suite 205 à St-Anselme, tél. 418-885-9366 ). Diagnostique: côte fracturée et vertèbre déplacée. J'ai commencé les traitements et cela a comme effet de ramener peu à peu ma digestion à la normale.

J'ai dû restreindre mes activités habituelles en me limitant au minimum et en me reposant. Je portes toujours mon corset pour soutenir ma côte fracturée. J'ai encore de la difficulté à me tourner dans mon lit, à tousser, à forcer même légèrement et lorsque je persiste trop longtemps debout, cela me fatigue. Il va sans dire que j'ai dû suspendre mes exercices physiques de mise en forme que j'exécutais régulièrement 4 fois par semaine à raison de 30 minutes par jour.

..... I

.... 2

J'ose espérer ne pas garder de séquelles de cet évènement.

Par la présente je désire vous informer que je tiens Anapharm formellement responsable de cet accident.

Selon notre avocat consulté, un montant de $3,000.00 pour une côte fracturée est normal et raisonnable si l'entente se fait à l'amiable entre nous.

Je vous prie, monsieur, de me répondre dans les meilleurs délais.

Bien à vous,

Micheline Bilodeau
717 Chemin Ste-Anne
St-Anselme, Qc G0R 2N0
Tél.: 418-885-4725

# Cavaliere
# Caputo

Loris Cavaliere
Angelo Caputo
José Guerle
Martin Subak
Sergio Famularo
Gregory Freund
Leonardo Rizzuto
Nadia Buttino
Bettina Rizzuto

**March 7, 2002**

**WITHOUT PREJUDICE**

**BY REGISTERED MAIL**

**ANAPHARM**
5160 boul. Décarie, Suite 500
Montreal, Quebec
H3X 2H9

**RE: NESTOR ORLANDO RAMOS**
**-vs.- YOURSELF**

**Volunteer Number R0042734**
**Our file: SF-2002-A8-003**

Sir/Madame:

The undersigned represents the interests of NESTOR ORLANDO RAMOS, whom has mandated me to send you the following letter.

My client informs me that he participated as a volunteer in a clinical research study from approximately January 6, 2002 until February 6, 2002. During this study, my client slept at your premises approximately four (4) times. At the end off and shortly after your research was complete, my client began to feel irritation on his body and developed lesions on part of his body. On February 12, 2002, Dr. Elizabeth Czyzin wrote up a report and concluded that my client should see a dermatologist. My client has since seen a dermatologist and has to be treated for these irritations with medication, specifically Lindane Lotion.

...2

Cavaliere & Caputo
Avocats - Société nominale

4477 Sainte Catherine Ouest
Westmount · Québec · H3Z 1R6
Téléphone: (514) 939-3621 · Télécopieur: (514) 939-2715

Please be advised that we are holding you entirely liable for the damages that my client has sustained to present and in the future, which resulted solely due to your fault, negligence and lack of care and hygiene on your premises.

Please be further advised that my client is presently evaluating all his damages and he hereby reserves his right of recourse to avail himself of all appropriate legal measures against you that apply in the circumstances.

**DO THEREFORE GOVERN YOURSELF ACCORDINGLY.**

**Sergio Famularo**
**Attorney**

**SF/ac**

## SCHEDULE 4.42

## TAX DATA

**(c)** See documents attached hereto;

**(d)** See documents attached hereto;

**(m)** See documents attached hereto;

**(n)** See documents attached hereto.

## SCHEDULE 4.42

## TAX DATA

**[Summary of French Written Documents]**

The document identified as schedule "4.42 (m)" refers to Anapharm's safe income for taxation years 1995 to 2002.;

The document identified as schedule "4.42 (n)" refers to Anapharm's shareholders rollover tax forms, to wit:

- # T2057 "Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation" (Canada). This form is identified in French as "*Choix relatif à la disposition de biens par un contribuable en faveur d'une société canadienne imposable*" and is required by the Canadian Government;

- # TP-518 "Disposition of Property by a Taxpayer to a Taxable Canadian Corporation" (Quebec). This form is identified in French as "*Choix relatif à l'aliénation de biens par un contribuable en faveur d'une corporation canadienne imposable*" and is required by the Quebec Government.

4.42 (c)

**ANAPHARM INC.**

**Undepreciated capital cost of depreciable assets**

**Federal**

| Class | Undepreciated capital cost |
|---|---|
| 8 | 114 721 $ |
| 10 | 116 641 |
| 12 | 32 455 |
| 13 | 1 592 761 |
| 13 | 1 353 278 |
| 13 | 1 869 |
| | 3 211 725 $ |

**Quebec**

| Class | Undepreciated capital cost |
|---|---|
| 8 | 114 721 $ |
| 10 | 3 912 |
| 12 | 32 455 |
| 13 | 1 592 761 |
| 13 | 1 353 278 |
| 13 | 1 869 |
| | 3 098 996 $ |

SCHEDULE 4.42 (d)

**Paid up capital for each class of shares**

| Number | Class | $ |
|---|---|---|
| 3,014,416 | A | 2 384,204 |
| 824,000 | B | 10,987 |
| 676,000 | C | 9,013 |
| 47,630 | D | 84,188 |

4.42.(H)

NAPHARM INC. CALCUL DU REVENU GAGNÉ APRES 1971

| | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 |
|---|---|---|---|---|---|---|---|---|
| Revenu (perte) net(te) pour fins d'impôt fédéral | 200 000 | 200 000 | 200 000 | 200 000 | 796 979 | 9 734 257 | 3 407 651 | 0 $ |
| Plus: | | | | | | | | |
| Déduction pour inventaire 20(1)(ee) | | | | | 0 | 0 | 0 | 0 |
| Remboursement au titre de dividendes | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Allocation supplémentaire R & D (37.1) | | | 0 | 0 | 0 | 0 | 0 | |
| Portion non imposable des gains en capital nets* | | | | | | | | |
| Montant non imposable des BIA* | | | | | | | | |
| Gain sur billet-R&D | | | | | | | | 0 |
| | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Moins: | | | | | | | | |
| Dividendes reçus ne provenant pas du safe income de la corporation payeuse | | | | | | | | |
| Dividendes payés | 0 | 0 | 0 | 0 | 0 | 0 | 1 761 549 | 0 |
| Impôts payés ou payables: | | | | | | | | |
| Fédéral (incluant CII rembours.) | (204 597 ) | (176 109 ) | (255 046 ) | (788 096 ) | (1 050 879 ) | 3 552 | 13 460 | 0 |
| Provincial | | | | | | | | |
| -Impôts | 0 | 0 | 0 | 11 822 | 11 822 | 214 097 | 258 107 | 0 |
| -crédit R-D | (133 206 ) | (156 238 ) | (314 672 ) | (753 404 ) | (1 095 118 ) | (1 624 790 ) | (2 668 527 ) | 0 |
| Dépenses encourues mais non déductibles au fiscal | | | | | | | | |
| -Frais de représentation | 3 857 | 3 285 | 6 789 | 36 094 | 65 177 | 26 872 | 60 286 | 0 |
| Primes d'assurance vie | 1 427 | 1 548 | 1 556 | 1 556 | 4 778 | 4 649 | 6 357 | 0 |
| -Intérêts et pénalités sur impôts | 0 | 0 | 0 | 0 | 2 626 | 0 | 434 | 0 |
| Cotisations à des clubs | 0 | 0 | 0 | 0 | 0 | 4 800 | 7 600 | 0 |
| Autres: contributions politiques, dons | 0 | 0 | 0 | 0 | 0 | 0 | 6 060 | 0 |
| Crédit R&D- Québec | 133 206 | 156 238 | 314 672 | 753 404 | 1 095 118 | 1 624 790 | 2 668 527 | 0 |
| Crédit d'impôt à l'investissement | 230 420 | 202 349 | 381 786 | 814 336 | 1 250 959 | 2 736 718 | 945 055 | 0 |
| Dépenses de R&D reconnues | 31 107 | 31 073 | 34 585 | 76 712 | 284 483 | 2 990 188 | 3 058 908 | 0 |
| **Variation safe income - Fédéral** | **168 893** | **168 927** | **165 415** | **134 288** | **513 496** | **6 744 069** | **348 743** | **0 $** |
| **Safe income - Fédéral act. ord.** | **168 893** | **337 820** | **503 235** | **627 523** | **1 140 019** | **7 884 088** | **8 232 831** | **8 232 831** |
| Moins: | | | | | | | | |
| Revenu (perte) net(te) pour fins d'impôt fédéral | 200 000 | 200 000 | 200 000 | 200 000 | 796 979 | 9 734 257 | 3 407 651 | 0 |
| Plus: | | | | | | | | |
| Revenu (perte) net(te) pour fins d'impôt provincial | 200 000 | 200 000 | 200 000 | 200 000 | 200 000 | 2 370 718 | 2 853 548 | 0 |
| Autres ajustements: | | | | | | | | |
| Divers | 0 | 0 | 0 | 0 | 0 | 0 | 0 | |
| Déduction supplémentaire - 25 % | | | | 28 536 | 50 851 | 63 931 | 164 120 | |
| Variation safe income - Provincial | 168 893 | 168 927 | 165 415 | 152 824 | -33 632 | -555 339 | -41 240 | 0 $ |
| Safe income - Provincial act. ord. | 168 893 | 337 820 | 503 235 | 656 059 | 622 427 | 66 888 | 25 648 | 25 648 |

* Seulement pour les corporations autres que corporations privées

REMARQUE: Le solde non déduit des dépenses de R-D aurait dû être déduit pour chaque année concernée. Au total ceci n'a pas d'impact puisqu'au 30 avril 2001, il

4.42 (N)

**ANAPHARM INC.**

**Section 85 elections**

| Date | Transferor | Transferee | Property disposed of | Consideration |
|---|---|---|---|---|
| [ * | * | * | * | * ] |
| December 23, 1997 | Marc Lebel | Anapharm | 170 000 class B shares of Anapharm | 170 000 class C shares of Anapharm |
| [ * | * | * | * | * ] |
| January 5, 1998 | Marc Lebel | Anapharm | 170 000 class B shares of Anapharm | 170 000 class C shares of Anapharm |
| [ * | * | * | * | * ] |

* Confidential portions omitted and filed separately with the Commission

Canada Canada [partially cut off title] ...EXERCÉ À LA DISPOSITION DE BIENS PAR UN CONTRIBUABLE EN

## FAVEUR D'UNE SOCIÉTÉ CANADIENNE IMPOSABLE

- À l'usage d'un contribuable et d'une société canadienne imposable pour exercer conjointement un choix en vertu du paragraphe 85(1), lorsque le contribuable a disposé, en faveur de la société, d'un bien admissible selon la définition du paragraphe 85(1.1) et a reçu en contrepartie des actions d'une catégorie quelconque de cette société.
- Le formulaire faisant état de l'exercice d'un choix dûment rempli et, s'il y a lieu, les pièces connexes doivent être produits comme suit :
  (1) un exemplaire par le cédant (lorsque deux cédants ou plus font un choix concernant le transfert du même bien (copropriété) ou que deux membres ou plus de la même société de personnes font un choix concernant le transfert de leurs participations dans la société de personnes, un seul cédant, désigné pour la chose, doit produire simultanément un exemplaire pour chaque cédant **avec une liste de tous les cédants qui font le choix concerné**, liste où doivent figurer l'adresse et le numéro d'assurance sociale ou numéro de compte de chaque cédant);
  (2) au plus tard à la date qui survient la première parmi les dates auxquelles une des parties au choix doit produire une déclaration de revenu pour l'année d'imposition pendant laquelle la transaction a eu lieu, compte tenu de tout choix fait en vertu du paragraphe 99(2) (date d'échéance);
  (3) au centre fiscal où le cédant produit normalement sa déclaration de revenus (lorsque deux copropriétaires ou plus, ou que deux membres ou plus d'une société de personnes font un choix comme il est indiqué au point (1), les formulaires de choix doivent être produits au centre fiscal du **cessionnaire** où ils seront traités en bloc);
  (4) **séparément de toute déclaration de revenus** (vous pouvez le produire avec une déclaration dans une même enveloppe, mais ne pas l'insérer dans la déclaration et ni l'attacher à celle-ci).
- Les articles et paragraphes mentionnés dans ce formulaire renvoient à la *Loi de l'impôt sur le revenu*.

RÉSERVÉ AU MINISTÈRE



| Nom du contribuable (cédant) (en lettres moulées) | Nº d'assurance sociale ou Nº de compte de société/Nº d'entreprise | |
|---|---|---|
| [ * ] | [ * ] | |
| Adresse [ * ] | Code postal [ * ] | Bureau des services fiscaux [ * ] |

Année d'imposition du contribuable

Pour la période du 1er JANVIER 19 97 au 31 DÉCEMBRE 19 97

| Nom du copropriétaire, s'il y a lieu (s'il y en a plus d'un, joignez une liste contenant les mêmes renseignements) | Numéro d'assurance sociale | |
|---|---|---|
| Adresse | Code postal | Bureau des services fiscaux |
| Raison sociale de la société (cessionnaire) ANAPHARM INC. | Numéro de compte/ d'entreprise 158459540 | |
| Adresse 2050 BOUL. RENÉ LÉVESQUE, QUÉBEC | Code postal [ * ] | Bureau des services fiscaux |

Année d'imposition de la société

Pour la période du 1er JUIN 19 97 au 31 MAI 19 98

| Nom de la personne à contacter pour des renseignements supplémentaires | Ind. régional | Numéro de téléphone |
|---|---|---|
| [ * ] | [ * ] | [ * ] |

## PÉNALITÉ POUR LES CHOIX TARDIFS ET MODIFIÉS

Les choix produits après la date d'échéance ou les choix modifiés sont assujettis à une pénalité pour production tardive conformément au paragraphe 85(8).

Calcul de la pénalité :

valeur marchande du bien transféré . . . . . . . . . . . . . . ______ $

Moins : Somme convenue . . . . . . . . . . . . . . ______

Différence . . . . . . . . . . . . . . ______ $ A

Montant A ______ $ X 1/4 X 1 % X N . . . . . . . = ______ $ B

100 $ X N . . . . . . . . . . . . . . = ______ $ C

N représentant le nombre de mois ou parties de mois dans la période allant de la date d'échéance à la date de production du choix et C ne pouvant pas dépasser 8 000 $.

La pénalité correspond au moins élevé des montants B et C ci-dessus ______ $

RÉSERVÉ AU MINISTÈRE

Si une pénalité est payable, il faut faire un chèque ou un mandat à l'ordre du Receveur général. Il faut indiquer «T2057» sur la pièce de versement ainsi que l'année d'imposition, le nom et le numéro d'assurance sociale du contribuable (ou le numéro de compte/d'entreprise dans le cas où le cédant est une société) dont le compte doit être crédité.

Les sommes impayées, y compris les pénalités pour production tardive, sont assujetties à des intérêts composés quotidiennement au taux prescrit.

* Confidential portions omitted and filed separately with the Commission

Somme ci-incluse ______ $

## RENSEIGNEMENTS EXIGÉS

À la page ci-contre, énumérez et décrivez les biens transférés et indiquez leur juste valeur marchande. La description et la juste valeur marchande de la contrepartie reçue doivent figurer en regard du bien transféré. Si le bien transféré est une participation dans une société de personnes, annexez un tableau du calcul du prix de base rajusté. Faute d'espace sur le T2057, joignez des feuilles qui suivent la même présentation. Pour chaque bien amortissable, il faut désigner l'ordre de disposition. Il faut avoir les pièces à l'appui de l'ordre désigné, les documents relatifs aux réponses aux questions ci-après et une brève description de la méthode de calcul de la juste valeur marchande de chaque bien. Il n'est pas nécessaire de produire ici ces documents, mais il faut les conserver pour pouvoir les produire sur demande.

Y a-t-il une entente écrite concernant le transfert? .......... ☐ Non ☑ Oui

L'un des biens est-il visé par une clause de rajustement du prix? (Pour plus de précisions, voir la dernière version du bulletin IT-169.) .......... ☑ Non ☐ Oui

Y a-t-il d'autres personnes que le contribuable qui détiennent des actions d'une catégorie du capital-actions du cessionnaire ou qui exercent sur de telles actions une emprise, directement ou indirectement? .......... ☐ Non ☑ Oui

S'il y a roulement entre société ayant un lien de dépendance, les biens du contribuable ont-ils tous ou presque tous (au moins 90 %) été transférés à la société? .......... N/A ☐ Non ☐ Oui

Le contribuable est-il un non-résident du Canada? .......... ☑ Non ☐ Oui

Les biens transférés comprennent-ils des immobilisations? .......... ☐ Non ☑ Oui

Dans l'affirmative :

a) Les biens ont-ils été détenus sans interruption depuis le jour de l'évaluation? .......... ☑ Non ☐ Oui

b) Ont-ils été acquis après le jour de l'évaluation dans une opération considérée comme comportant un lien de dépendance? ☑ Non ☐ Oui

c) Depuis le jour de l'évaluation, le contribuable ou une autre personne de qui des actions ont été acquises dans une opération comportant un lien de dépendance a-t-il reçu des dividendes visés par le paragraphe 83(1) à l'égard des actions transférées? (Dans l'affirmative, préciser les montants et les dates et annexer un tableau.) .......... ☑ Non ☐ Oui

La somme convenue à l'égard d'un des biens transférés repose-t-elle sur une estimation de la juste valeur marchande au jour de l'évaluation? .......... ☑ Non ☐ Oui

Si oui, existe-t-il un rapport officiel faisant état de la valeur au jour de l'évaluation? .......... ☐ Non ☐ Oui

Un choix selon le paragraphe 26(7) des *Règles concernant l'application de l'impôt sur le revenu* (formulaire T2076) a-t-il été produit par le contribuable ou en son nom? .......... ☑ Non ☐ Oui

Si les biens transférés comprennent des actions du capital-actions d'une société privée, donner les renseignements suivants :

| Raison sociale de la société | Numéro de compte/ numéro d'entreprise | Capital versé des actions transférées |
|---|---|---|
| ANAPHARM INC. | 138459540 | 109 170 $ |

## DESCRIPTION DES ACTIONS REÇUES

| Nombre d'actions | Catégorie | Valeur de rachat par action | Valeur fiscale ou capital versé | Avec ou sans droit de vote | Rachetables au gré du détenteur? |
|---|---|---|---|---|---|
| [*] | [*] | [*] | [*] | [*] | ☐ Oui ☑ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |

## REMARQUES

Lorsque le paragraphe 85(5.1) s'applique à la disposition d'un bien amortissable, un choix en vertu du paragraphe 85(1) ne peut pas être fait. Veuillez prendre note, qu'un avant projet de loi déposé en avril 1995, propose d'abroger le paragraphe 85(5.1) et de le remplacer par le paragraphe 13(21.2) proposé.

Les règles concernant les choix prévus à l'article 85 sont complexes. La dernière version du circulaire d'information 76-19 et des bulletins d'interprétation IT-169, IT-172, IT-291 et IT-378 renferment les renseignements essentiels à ce sujet.

Pour que ce choix soit valide, le formulaire, y compris le questionnaire, doit être rempli. S'il est incomplet, le choix sera considéré comme non valide, et tout choix produit par la suite sera assujetti à une pénalité pour production tardive.

Lorsque le formulaire T2057 est produit dans les trois ans après la date d'échéance, le choix est réputé avoir été exercé à temps si le montant estimatif de la pénalité applicable est payé sur production du choix.

Un choix modifié ou un choix produit plus de trois ans après la date d'échéance peut, dans certaines circonstances, être accepté et réputé avoir été produit à temps si le montant estimatif de la pénalité prévue au paragraphe 85(8) est payé sur production du choix. En pareil cas, une lettre expliquant pourquoi le choix est modifié ou tardif doit être soumise à l'appréciation du Ministre avec le formulaire.

* Confidential portions omitted and filed separately with the Commission

Date de la vente ou du transfert de tous les biens inscrits ci-dessous: | 23 | 12 | 97 |

Remarque : Remplir un nouveau T2057 lorsque la date de la vente ou du transfert est différente de celle-ci.

| | Biens dont il a été disposé | | | Somme convenue B | Montant à déclarer B - A. Si B - A > 0, voir note 4. | Contrepartie reçue | | |
|---|---|---|---|---|---|---|---|---|
| | Description | Limites relatives à la somme choisie: Juste valeur marchande | A | | | Autre que des actions: Description | Actions: Nombre et catégorie | Juste valeur marchande |
| Immobilisations à l'exception des biens amortissables | (Brève description légale) [*] | [*] | (Voir note 1) [*] $ | [*] $ | [*] $ | | [*] | [*] |
| | | | | | | | | |
| Biens amortissables | (Description et catégorie prescrite) | | (Voir note 2) | | | | | |
| | | | | | | | | |
| Immobilisations admissibles | (Genre) | | (Voir note 3) | | | | | |
| | | | | | | | | |
| Inventaire à l'exception des biens immobiliers | (Genre) | | (Coût indiqué) | | | | | |
| | | | | | | | | |
| Avoirs miniers | (Brève description légale) | | ZÉRO | | | | | |
| | | | ZÉRO | | | | | |
| Va... au titre de créance | (Description) | | (Coût indiqué) | | | | | |
| | | | | | | | | |
| ... déterminé (institution financière seulement) | | | | | | | | |
| | | | | | | | | |
| ... qui est un bien immeuble détenu par un non-résident | | | | | | | | |
| | | | | | | | | |
| ... | | | | | | | | |

Note 1 Prix de base rajusté (assujetti à rajustement selon l'article 53).
Note 2 Le moindre de la fraction non amortie du coût en capital pour tous les biens de la catégorie et le coût du bien.
Note 3 Le moindre de 4/3 x par le montant cumulatif des immobilisations admissibles et le coût du bien. Utilisez «2» au lieu de «4/3» pour les dispositions effectuées pendant les années d'imposition commençant avant le 1er juillet 1988 dans le cas d'une société ou, pour les dispositions effectuées pendant les exercices commençant avant le 1er janvier 1988 dans les autres cas.
Note 4 Déclarer ce montant comme un gain en capital ou comme un revenu, selon le cas. De plus, dans le cas d'un bien amortissable ou d'une immobilisation admissible, une partie du montant pourra être déclarée comme gain en capital et une autre comme revenu.
Reportez-vous à la dernière version du bulletin d'interprétation IT-291 pour plus de renseignements sur les immobilisations et pour des explications au sujet des limites.

## CHOIX ET ATTESTATION

Par les présentes, le contribuable et la société font conjointement un choix en vertu du paragraphe 85(1) à l'égard des biens indiqués, et attestent que les renseignements donnés ici et dans tous les documents annexés sont vrais, exacts et complets en autant qu'ils sachent, sauf erreur.

[*] et [*]

Signature du cédant, d'un dirigeant autorisé* — Signature autorisée du cessionnaire — Date

* Annexez une copie de l'autorisation

...me du Canada

* Confidential portions omitted and filed separately with the Commission

Ministère du Revenu

# CHOIX RELATIF À L'ALIÉNATION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE CORPORATION CANADIENNE IMPOSABLE

[illegible] formulaire s'adresse au contribuable (le cédant) qui exerce conjointement avec une corporation canadienne imposable (le cessionnaire) le choix prévu à l'article 518 de la Loi sur les impôts (L.R.Q., c.I-3) pour que les règles de [illegible] énoncées au chapitre IV du titre IX du livre III de la partie I s'appliquent lorsque le cédant aliène, en faveur de la corporation, un bien admissible visé à l'article 518.1, pour une contrepartie qui comprend une action [illegible] catégorie du capital-actions de la corporation.

[illegible] tel choix ne peut être exercé à l'égard d'un bien amortissable d'une catégorie prescrite lorsqu'il est aliéné dans les conditions visées à l'article 527.1.

[illegible] exemplaire dûment rempli de ce formulaire et les documents y afférents, s'il y a lieu, doivent être produits

par le cédant (lorsque deux contribuables ou plus aliènent un bien détenu en copropriété, ou que deux membres ou plus d'une même société de personnes aliènent leur intérêt dans la société en question, un seul des cédants, désigné par les autres, doit produire en même temps un exemplaire du formulaire pour chacun d'eux, et dresser une liste des noms, adresses et numéros d'assurance sociale ou numéros d'enregistrement, selon le cas, des cédants visés par ce choix) ;

- au plus tard, le jour où l'une des parties doit la première produire sa déclaration de revenus pour l'année d'imposition au cours de laquelle l'aliénation a eu lieu ;
- au bureau du Ministère où le cédant produit normalement sa déclaration de revenus ;
- séparément de toute déclaration de revenus.

Les articles et alinéas mentionnés dans ce formulaire sont ceux de la Loi sur les impôts (L.R.Q., c.I-3), sauf indication contraire.

Veuillez aussi remplir, au verso, la section « Détails concernant les biens aliénés et la contrepartie reçue ».

## [ID]ENTIFICATION (écrivez en majuscules)

| | | |
|---|---|---|
| Cédant | Nom * | Numéro d'assurance sociale (ou d'enregistrement) * |
| | Adresse * | * |
| | Année d'imposition du cédant | du * au * * |
| Cessionnaire | Nom ANAMARM INC. | |
| | Adresse 2020 BOUL. RENÉ LÉVESQUE, QUÉBEC | Code postal G1V 2K8 |
| | Année d'imposition du cessionnaire | du 1er JUIN 19 97 au 31 MAI 19 98 |

[illegible] de la personne avec qui le Ministère peut communiquer pour obtenir des renseignements | Tél. [illegible]

## [PÉ]NALITÉ POUR UN CHOIX TARDIF OU UN CHOIX MODIFIÉ

[illegible] devez payer une pénalité*, sous réserve de certaines conditions, lorsque vous exercez un choix tardif ou lorsque vous modifiez votre choix initial (choix modifié). Voici les conditions propres à ces choix :

[illegible] exercé dans les trois années qui suivent la date d'expiration du délai prévu par la loi est réputé fait dans ce délai et est, par conséquent, accepté s'il est effectué au moyen du formulaire et produit en même temps que le paiement par le contribuable de la pénalité applicable.

[illegible] exercé après cette période de trois ans, ou un choix modifié qui avait été initialement effectué dans le délai prévu par la loi, est réputé fait dans ce dernier délai et est, par conséquent, accepté :

- s'il est effectué sur ce formulaire et produit en même temps que le paiement par le contribuable de la pénalité applicable,
- et si le ministre estime que, compte tenu des circonstances, il est juste et équitable de permettre un tel choix tardif ou modifié. Une lettre précisant les raisons du choix tardif ou de la modification du choix initial doit accompagner le formulaire.

* Le calcul de la pénalité applicable est fait conformément à l'article 518.2.

[illegible] votre chèque ou votre mandat à l'ordre du ministre du Revenu du Québec et inscrivez, au recto, la mention « Formulaire TP-518 ».

### [Cal]cul de la pénalité

| | | |
|---|---|---|
| [Juste] valeur marchande du bien aliéné | | 1 |
| [Mont]ant convenu dans le choix exercé | – | 2 |
| [Mon]tant de la ligne 1 moins celui de la ligne 2 | = | 3 |
| | x 0,25 % | |
| [Mon]tant de la ligne 3 multiplié par 0,25 % | = | 4 |
| [Nom]bre de mois ou parties de mois compris dans la période qui commence le jour [où le] délai prévu par la loi expire et qui se termine le jour où le choix tardif ou modifié est fait | x | 5 |
| [Mon]tant de la ligne 4 multiplié par le nombre indiqué à la ligne 5 | = | 6 |
| [Nomb]re indiqué à la ligne 5 ► x 100 $ (maximum : 8000 $) | | 7 |
| [Inscri]vez le moins élevé des montants indiqués aux lignes 6 et 7 — Pénalité | | 8 |

[S'il s]'agit d'un choix modifié, indiquez la date du choix initial. année mois jour

## [CHO]IX ET ATTESTATION

[Le] contribuable (le cédant) et la corporation canadienne imposable (le cessionnaire) soussignés exercent un choix relativement aux biens décrits au verso, en vertu de l'article 518, et attestent que les renseignements fournis sur ce formulaire et dans tous les documents annexés sont exacts et complets.

Signature du cédant ou de la personne autorisée à signer pour le cédant * | Tél. rég. * Téléphone | Date *

Signature de la personne autorisée à signer pour le cessionnaire * | Tél. rég. * Téléphone | Date *

[Con]servez une copie de l'attestation

## [RÉS]ERVÉ AU MINISTÈRE

| Date de réception (année mois jour) | Autorisation | Montant sujet à pénalité | Pénalité | Versement | Total |
|---|---|---|---|---|---|
| | | $ | | | |

[illegible]

* Confidential portions omitted and filed separately with the Commission

| | Oui | Non |
|---|---|---|
| Existe-t-il une convention écrite concernant l'aliénation ? | [✓] | [ ] |
| Une disposition concernant le rajustement du prix s'applique-t-elle à l'un des biens ? | [ ] | [✓] |
| À l'exception du cédant, est-ce qu'une personne détient des actions de n'importe quelle catégorie du capital-actions du cessionnaire ou contrôle directement ou indirectement le cessionnaire ? | [✓] | [ ] |
| Dans le cas d'un roulement entre corporations ayant un lien de dépendance, le cédant a-t-il aliéné tous ses biens, ou presque (90 % ou plus), en faveur du cessionnaire ? | [ ] | [ ] |
| Le cédant est-il un non-résident du Canada ? | [ ] | [✓] |
| Si les biens aliénés comprennent des immobilisations : | | |
| a) le montant convenu à l'égard de l'un des biens aliénés est-il fondé sur sa juste valeur marchande au jour de l'évaluation (jour E, c'est-à-dire le 22 décembre 1971 pour les actions et les titres cotés dans le public, et le 31 décembre 1971 dans le cas de tout autre bien) ? | [ ] | [✓] |
| Si oui, y a-t-il une estimation officielle du bien au jour E ? | [ ] | [ ] |
| b) tout bien détenu sans interruption depuis le jour E ? | [ ] | [✓] |
| c) ont-ils été acquis après le jour E, lors d'une transaction entre parties considérées comme ayant un lien de dépendance ? | [ ] | [✓] |
| d) depuis le jour E, le cédant ou toute autre personne de qui des actions ont été acquises lors d'une transaction entre parties ayant un lien de dépendance, a-t-il reçu des dividendes sur lesquels il n'a pas d'impôt à payer en vertu de l'article 501 pour les actions aliénées ? (Si oui, veuillez préciser dans une annexe les montants et les dates où ces dividendes ont été reçus.) | [ ] | [✓] |
| Le bien a-t-il été évalué en vertu de l'article 72 de la *Loi concernant l'application de la Loi sur les impôts* (L.R.Q., c. I-4) par le cédant ou par une personne agissant en son nom, au moyen du formulaire *Choix concernant la juste valeur marchande des immobilisations au jour de l'évaluation* (TP-72) ? | [ ] | [✓] |

Si les actifs aliénés incluent des actions du capital-actions d'une corporation privée, veuillez remplir les lignes qui suivent.

Nom de la corporation privée: [*]

Numéro d'enregistrement: ...

Total du capital versé des actions aliénées: ... $

Décrivez et détaillez ci-dessous les biens aliénés en précisant leur juste valeur marchande à la date d'aliénation. La description et la juste valeur marchande de la contrepartie doivent figurer vis-à-vis du bien en cause. Si l'espace est insuffisant, veuillez joindre une annexe qui reprend la même présentation. Lorsque le bien aliéné représente un [illegible] dans une société, joignez à ce formulaire une feuille comportant le calcul du prix de base rajusté.

Les biens amortissables et les immobilisations intangibles doivent être inscrits dans l'ordre d'aliénation choisi par le cédant. Il n'est pas nécessaire de produire les pièces [illegible] à l'appui de l'ordre choisi, de tous les renseignements fournis sur la présente page et de la méthode d'évaluation utilisée pour chaque bien aliéné. Cependant ces [illegible] doivent être conservés et fournis sur demande en cas d'examen ultérieur.

| Date de l'aliénation de tous les biens décrits ci-dessous | année 47 | mois 12 | jour 23 | Si certains biens sont aliénés à une date différente de celle indiquée ci-contre, veuillez utiliser un formulaire TP-518 distinct |
|---|---|---|---|---|

| Biens aliénés: Description | Limites relatives au montant convenu: Juste valeur marchande | Limites relatives au montant convenu: Autres (A) | Montant convenu (B) | Montant de la colonne B moins celui de la colonne A (C) | Contrepartie reçue: Autre qu'en actions: Description | Contrepartie reçue: Actions: Nombre et catégorie | Contrepartie reçue: Juste valeur marchande |
|---|---|---|---|---|---|---|---|
| (Bien décrit) [*] | [*] $ | (Voir ligne 1) [*] $ | [*] $ | [*] $ | | | $ |
| (Bien décrit et [illegible]) | | (Voir ligne 2) | | | | | |
| (Bien décrit) | | (Voir ligne 1) | | | | | |
| (Bien décrit) | | ([illegible]) | | | | | |
| (Bien décrit) | | S.O. S.O. | | | | | |
| (Bien décrit) | | ([illegible]) | | | | | |
| (Bien décrit) | | | | | | | |

Description des actions reçues

| Nombre d'actions reçues par le cédant | Catégorie des actions | Valeur de rachat par action | Valeur [illegible] du capital versé | S'agit-il d'actions donnant droit de vote ? Oui | Non | S'agit-il d'actions rachetables au gré du détenteur ? Oui | Non |
|---|---|---|---|---|---|---|---|
| [*] | [*] | [*] $ | [*] $ | [✓] | [ ] | [ ] | [✓] |
| | | | | [ ] | [ ] | [ ] | [ ] |
| | | | | [ ] | [ ] | [ ] | [ ] |
| | | | | [ ] | [ ] | [ ] | [ ] |

[illegible] le prix de base rajusté, sujet à des rajustements prévus, en vertu des articles 256 à 257.

Inscrivez le moins élevé:
- de la partie non amortie du coût en capital du contribuable pour tous les biens de la catégorie;
- et du coût du bien pour le contribuable.

Inscrivez le moins élevé:
- de la partie admise des immobilisations intangibles multipliée par « 4/3 » [illegible] « 4/3 » par « 2 » dans le cas d'une aliénation effectuée par une corporation, après le début de sa 1re année d'imposition commençant avant juillet 1980, ou dans les autres cas, lorsque l'aliénation concerne une entreprise et est effectuée après le début de son 1er exercice financier commençant avant janvier 1988;
- et du coût du bien pour le contribuable.

[illegible] Si le résultat est négatif [illegible] est positif, inscrivez le montant en [illegible] le [illegible] un revenu [illegible].

* Confidential portions omitted and filed separately with the Commission

Canada Canada

# CHOIX RELATIF A LA DISPOSITION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE SOCIÉTÉ CANADIENNE IMPOSABLE

RESERVE AU MINISTERE

- À l'usage d'un contribuable et d'une société canadienne imposable pour exercer conjointement un choix en vertu du paragraphe 85(1), lorsque le contribuable a disposé, en faveur de la société, d'un bien admissible selon la définition du paragraphe 85(1.1) et a reçu en contrepartie des actions d'une catégorie quelconque de cette société.
- Le formulaire faisant état de l'exercice d'un choix dûment rempli et, s'il y a lieu, les pièces connexes doivent être produits comme suit :
  (1) un exemplaire par le cédant (lorsque deux cédants ou plus font un choix concernant le transfert du même bien (copropriété) ou que deux membres ou plus de la même société de personnes font un choix concernant le transfert de leurs participations dans la société de personnes, un seul cédant, désigné pour la chose, doit produire simultanément un exemplaire pour chaque cédant avec une liste de tous les cédants qui font le choix concerné, liste où doivent figurer l'adresse et le numéro d'assurance sociale ou numéro de compte de chaque cédant);
  (2) au plus tard à la date qui survient la première parmi les dates auxquelles une des parties au choix doit produire une déclaration de revenu pour l'année d'imposition pendant laquelle la transaction a eu lieu, compte tenu de tout choix fait en vertu du paragraphe 99(2) (date d'échéance);
  (3) au centre fiscal où le cédant produit normalement sa déclaration de revenus (lorsque deux copropriétaires ou plus, ou que deux membres ou plus d'une société de personnes font un choix comme il est indiqué au point (1), les formulaires de choix doivent être produits au centre fiscal du cessionnaire où ils seront traités en bloc);
  (4) séparément de toute déclaration de revenus (vous pouvez le produire avec une déclaration dans une même enveloppe, mais ne pas l'insérer dans la déclaration et ni l'attacher à celle-ci).

Les articles et paragraphes mentionnés dans ce formulaire renvoient à la *Loi de l'impôt sur le revenu*.

| | | |
|---|---|---|
| Nom du contribuable (cédant) (en lettres moulées) [X] | Nº d'assurance sociale ou Nº de compte de société/Nº d'entreprise [X] | |
| Adresse [X] | Code postal [X] | Bureau des services fiscaux [X] |
| Année d'imposition du contribuable — Pour la période du [X] 19 ___ au [X] 19 ___ | | |
| Nom du copropriétaire, s'il y a lieu (s'il y en a plus d'un, joignez une liste contenant les mêmes renseignements) | Numéro d'assurance sociale | |
| Adresse | Code postal | Bureau des services fiscaux |
| Raison sociale de la société (cessionnaire) ANAPHARM INC. | Numéro de compte/d'entreprise 138459540 | |
| Adresse 2050 BOUL. RENÉ LÉVESQUE, QUÉBEC | Code postal G1V 2K8 | Bureau des services fiscaux QUÉBEC |
| Année d'imposition de la société — Pour la période du 1er JUIN 19 97 au 31 MAI 19 98 | | |
| Nom de la personne à contacter pour des renseignements supplémentaires [X] | Ind. régional [X] | Numéro de téléphone [X] |

## PÉNALITÉ POUR LES CHOIX TARDIFS ET MODIFIÉS

Les choix produits après la date d'échéance ou les choix modifiés sont assujettis à une pénalité pour production tardive conformément au paragraphe 85(8).

Calcul de la pénalité :

| | | |
|---|---|---|
| valeur marchande du bien transféré | ______ | $ |
| Moins : Somme convenue | ______ | |
| Différence | ______ | $ A |
| Montant A ______ $ X 1/4 X 1 % X N | = ______ | $ B |
| $ X N | = ______ | $ C |

N représentant le nombre de mois ou parties de mois dans la période allant de la date d'échéance à la date de production du choix et C ne pouvant pas dépasser 8 000 $.

La pénalité correspond au moins élevé des montants B et C ci-dessus ______ $

Si une pénalité est payable, il faut faire un chèque ou un mandat à l'ordre du Receveur général. Il faut indiquer «T2057» sur la pièce de versement ainsi que l'année d'imposition, le nom et le numéro d'assurance sociale du contribuable (ou le numéro de compte/d'entreprise dans le cas où le cédant est une société) dont le compte doit être crédité.

Les sommes impayées, y compris les pénalités pour production tardive, sont assujetties à des intérêts composés quotidiennement au taux prescrit.

RÉSERVÉ AU MINISTÈRE

* Confidential portions omitted and filed separately with the Commission

Somme ci-incluse ______ $

## RENSEIGNEMENTS EXIGÉS

À la page ci-contre, énumérez et décrivez les biens transférés et indiquez leur juste valeur marchande. La description et la juste valeur marchande de la contrepartie reçue doivent figurer en regard du bien transféré. Si le bien transféré est une participation dans une société de personnes, annexez un tableau du calcul du prix de base rajusté. Faute d'espace sur le T2057, joignez des feuilles qui suivent la même présentation. Pour chaque bien amortissable, il faut désigner l'ordre de disposition. Il faut avoir les pièces à l'appui de l'ordre désigné, les documents relatifs aux réponses aux questions ci-après et une brève description de la méthode de calcul de la juste valeur marchande de chaque bien. Il n'est pas nécessaire de produire ici ces documents, mais il faut les conserver pour pouvoir les produire sur demande.

Y a-t-il une entente écrite concernant le transfert? .......... ☐ Non ☑ Oui

L'un des biens est-il visé par une clause de rajustement du prix? (Pour plus de précisions, voir la dernière version du bulletin IT-169.) .......... ☑ Non ☐ Oui

Y a-t-il d'autres personnes que le contribuable qui détiennent des actions d'une catégorie du capital-actions du cessionnaire ou qui exercent sur de telles actions une emprise, directement ou indirectement? .......... ☐ Non ☑ Oui

S'il y a roulement entre société ayant un lien de dépendance, les biens du contribuable ont-ils tous ou presque tous (au moins 90 %) été transférés à la société? .......... ☐ Non ☐ Oui

Le contribuable est-il un non-résident du Canada? .......... ☑ Non ☐ Oui

Les biens transférés comprennent-ils des immobilisations? .......... ☐ Non ☑ Oui

Dans l'affirmative :

a) Les biens ont-ils été détenus sans interruption depuis le jour de l'évaluation? .......... ☑ Non ☐ Oui

b) Ont-ils été acquis après le jour de l'évaluation dans une opération considérée comme comportant un lien de dépendance? ☑ Non ☐ Oui

c) Depuis le jour de l'évaluation, le contribuable ou une autre personne de qui des actions ont été acquises dans une opération comportant un lien de dépendance a-t-il reçu des dividendes visés par le paragraphe 83(1) à l'égard des actions transférées? (Dans l'affirmative, préciser les montants et les dates et annexer un tableau.) .......... ☑ Non ☐ Oui

La somme convenue à l'égard d'un des biens transférés repose-t-elle sur une estimation de la juste valeur marchande au jour de l'évaluation? .......... ☑ Non ☐ Oui

Si oui, existe-t-il un rapport officiel faisant état de la valeur au jour de l'évaluation? .......... ☐ Non ☐ Oui

Un choix selon le paragraphe 26(7) des *Règles concernant l'application de l'impôt sur le revenu* (formulaire T2076) a-t-il été produit par le contribuable ou en son nom? .......... ☑ Non ☐ Oui

Si les biens transférés comprennent des actions du capital-actions d'une société privée, donner les renseignements suivants :

| Raison sociale de la société | Numéro de compte/ numéro d'entreprise | Capital versé des actions transférées |
|---|---|---|
| ANAPHARM INC. | 158459540 | $ |

## DESCRIPTION DES ACTIONS REÇUES

| Nombre d'actions | Catégorie | Valeur de rachat par action | Valeur fiscale du capital versé | Avec ou sans droit de vote | Rachetables au gré du détenteur? |
|---|---|---|---|---|---|
| [*] | | [*] | [*] | [*] | ☐ Oui ☑ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |

## REMARQUES

Lorsque le paragraphe 85(5.1) s'applique à la disposition d'un bien amortissable, un choix en vertu du paragraphe 85(1) ne peut pas être fait. Veuillez prendre note, qu'un avant projet de loi déposé en avril 1995, propose d'abroger le paragraphe 85(5.1) et de le remplacer par le paragraphe 13(21.2) proposé.

Les règles concernant les choix prévus à l'article 85 sont complexes. La dernière version du circulaire d'information 76-19 et des bulletins d'interprétation IT-169, IT-172, IT-291 et IT-378 renferment les renseignements essentiels à ce sujet.

Pour que ce choix soit valide, le formulaire, y compris le questionnaire, doit être rempli. S'il est incomplet, le choix sera considéré comme non valide, et tout choix produit par la suite sera assujetti à une pénalité pour production tardive.

Lorsque le formulaire T2057 est produit dans les trois ans après la date d'échéance, le choix est réputé avoir été exercé à temps si le montant estimatif de la pénalité applicable est payé sur production du choix.

Un choix modifié ou un choix produit plus de trois ans après la date d'échéance peut, dans certaines circonstances, être accepté et réputé avoir été produit à temps si le montant estimatif de la pénalité prévue au paragraphe 85(8) est payé sur production du choix. En pareil cas, une lettre expliquant pourquoi le choix est modifié ou tardif doit être soumise à l'appréciation du Ministre avec le formulaire.

* Confidential portions omitted and filed separately with the Commission

| Date de la vente ou du transfert de tous les biens inscrits ci-dessous: | Jour | Mois | Année | Remarque : Remplir un nouveau T2057 lorsque la date de la vente ou du transfert est différente de celle-ci. |
|---|---|---|---|---|
| | | | | |

| | Biens dont il a été disposé – Description | Limites relatives à la somme choisie – Juste valeur marchande | Limites relatives à la somme choisie – A | Somme convenue B | Montant à déclarer B - A. Si B - A > 0, voir note 4. | Contrepartie reçue – Autre que des actions – Description | Contrepartie reçue – Actions – Nombre et catégorie | Juste valeur marchande |
|---|---|---|---|---|---|---|---|---|
| Immobilisations à l'exception des biens amortissables | (Brève description légale) [X] | [X] | (Voir note 1) [X] | [X] | [X] | | [X] | |
| | | | | | | | | |
| Biens amortissables | (Description et catégorie prescrite) | | (Voir note 2) | | | | | |
| | | | | | | | | |
| Immobilisations admissibles | (Genre) | | (Voir note 3) | | | | | |
| | | | | | | | | |
| Inventaire à l'exception des biens immobiliers | (Genre) | | (Coût indiqué) | | | | | |
| | | | | | | | | |
| Avoirs miniers | (Brève description légale) | | ZÉRO | | | | | |
| | | | ZÉRO | | | | | |
| Val... de créance | (Description) | | (Coût indiqué) | | | | | |
| | | | | | | | | |
| ...détenue (institution financière seulement) | | | | | | | | |
| | | | | | | | | |
| ...immeuble détenu par un non-résident | | | | | | | | |
| | | | | | | | | |
| ... | | | | | | | | |

...te 1 Prix de base rajusté (assujetti à rajustement selon l'article 53).
...te 2 Le moindre de la fraction non amortie du coût en capital pour tous les biens de la catégorie et le coût du bien.
...te 3 Le moindre de 4/3 x par le montant cumulatif des immobilisations admissibles et le coût du bien. Utilisez «2» au lieu de «4/3» pour les dispositions effectuées pendant les années d'imposition commençant avant le 1er juillet 1988 dans le cas d'une société ou, pour les dispositions effectuées pendant les exercices commençant avant le 1er janvier 1988 dans les autres cas.
...te 4 Déclarez ce montant comme un gain en capital ou comme un revenu, selon le cas. De plus, dans le cas d'un bien amortissable ou d'une immobilisation admissible, une partie du montant pourra être déclarée comme gain en capital et une autre comme revenu.
...ortez-vous à la dernière version du bulletin d'interprétation IT-291 pour plus de renseignements sur les immobilisations et pour des explications au sujet ...limites.

## ...HOIX ET ATTESTATION

...ar les présentes, le contribuable et la société font conjointement un choix en vertu du paragraphe 85(1) à l'égard des biens indiqués, et ...testent que les renseignem... ...ais, exacts et complets en autant qu'ils sachent, ...uf erreur.

* Confidential portions omitted and filed separately with the Commission

[X] Signature du cédant, d'un dirigeant autorisé ou d'une personne autorisée* et [X] Signature d'un dirigeant autorisé de ...  Date

...Annexez une copie de l'autorisation

...te au Canada

Ministère du Revenu

# CHOIX RELATIF À L'ALIÉNATION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE CORPORATION CANADIENNE IMPOSABLE

[illegible] s'adresse au contribuable (le cédant) qui exerce conjointement [illegible] une corporation canadienne imposable (le cessionnaire) le choix prévu à [illegible] 518 de la *Loi sur les impôts* (L.R.Q., c.I-3) pour que les règles de [illegible] énoncées au chapitre IV du titre IX du livre III de la partie I [illegible] lorsque le cédant aliène, en faveur de la corporation, un bien [illegible] visé à l'article 518 [illegible] qui comprend une action [illegible] quelle catégorie du capital-actions de la corporation.

[illegible] choix ne peut être exercé à l'égard d'un bien amortissable d'une [illegible] lorsqu'il est aliéné dans les conditions visées à l'article 527.1.

[illegible] exemplaire dûment rempli de ce formulaire et les documents y afférents, s'il [illegible], doivent être produits

[illegible] le cédant (lorsque deux contribuables ou plus aliènent un bien détenu en [illegible], ou que deux membres ou plus d'une même société de personnes [illegible] leur intérêt dans la société en question, un seul des cédants, désigné par les autres, doit produire en même temps un exemplaire du formulaire pour chacun d'eux, et dresser une liste des noms, adresses et numéros d'assurance sociale ou numéros d'enregistrement, selon le cas, des cédants visés par ce choix) :

- au plus tard, le jour où l'une des parties doit la première produire sa déclaration de revenus pour l'année d'imposition au cours de laquelle l'aliénation a eu lieu ;
- au bureau du Ministère où le cédant produit normalement sa déclaration de revenus ;
- séparément de toute déclaration de revenus.

Les articles et alinéas mentionnés dans ce formulaire sont ceux de la *Loi sur les impôts* (L.R.Q., c.I-3), sauf indication contraire.

Veuillez aussi remplir, au verso, la section « Détails concernant les biens aliénés et la contrepartie reçue ».



## [illegible]NTIFICATION (écrivez en majuscules)

| | |
|---|---|
| Nom [crossed out] | Numéro d'assurance sociale [crossed out] |
| Adresse [crossed out] | Code postal [crossed out] |
| Année d'imposition du cédant | |
| Nom: ANAPHARM INC. | Numéro d'enregistrement: ZZAR-07770 |
| Adresse: 2050 BOUL. RENÉ LÉVESQUE, QUÉBEC | Code postal: G1V 2K8 |
| Année d'imposition du cessionnaire | du 1er JUIN 1997 au 31 MAI 1998 |

[illegible] avec qui le Ministère peut communiquer pour obtenir de plus amples renseignements [crossed out] — Téléphone [crossed out]

## [illegible]ALITÉ POUR UN CHOIX TARDIF OU UN CHOIX MODIFIÉ

[illegible] devez payer une pénalité*, telle que calculée ci-après, lorsque vous exercez un [illegible] tardif ou lorsque vous modifiez votre choix initial (choix modifié). Voici les [illegible] propres à ces choix

[illegible] exercé dans les trois années qui suivent la date d'expiration du délai prévu par [illegible] est réputé fait dans ce délai et est, par conséquent, accepté s'il est effectué au [illegible] formulaire et produit en même temps que le paiement par le contribuable de [illegible] applicable

[illegible] après cette période de trois ans, ou un choix modifié qui avait été initialement effectué dans le délai prévu par la loi, est réputé fait dans ce dernier délai, et est, par conséquent, accepté

- s'il est effectué sur ce formulaire et produit en même temps que le paiement par le contribuable de la pénalité applicable,
- et si le ministre estime que, compte tenu des circonstances, il est juste et équitable de permettre un tel choix tardif ou modifié. Une lettre précisant les raisons du choix tardif ou de la modification du choix initial doit accompagner le formulaire

Le calcul de la pénalité applicable est fait conformément à l'article 519.2

[illegible] votre chèque ou votre mandat à l'ordre du ministre du Revenu du Québec et inscrivez, au recto, la mention « Formulaire TP-518 »

### [illegible] de la pénalité

| | | |
|---|---|---|
| [illegible] marchande du bien aliéné | | 1 |
| [illegible] convenu dans le choix exercé | | 2 |
| [illegible] de la ligne 1 moins celui de la ligne 2 | | 3 |
| | x 0,25 % | |
| [illegible] de la ligne 3 multiplié par 0,25 % | | 4 |
| [illegible] de mois ou parties de mois compris dans la période qui commence le jour [illegible] prévu par la Loi expire et qui se termine le jour où le choix tardif ou modifié est fait | | 5 |
| [illegible] de la ligne 4 multiplié par le nombre indiqué à la ligne 5 | | 6 |
| [illegible] indiqué à la ligne 5 ▶ x 100 $ (maximum : 5000 $) | | 7 |
| [illegible] le moins élevé des montants indiqués aux lignes 6 et 7 | Pénalité | 8 |

[illegible] d'un choix modifié, indiquez la date du choix initial : année mois jour

## [illegible]K ET ATTESTATION

[illegible] (le cédant) et la corporation canadienne imposable (le cessionnaire) susmentionnés exercent un choix relativement aux biens décrits au verso, en vertu [illegible] 518, et attestent que les renseignements fournis sur ce formulaire et dans tous les documents annexés sont exacts et complets

[illegible signature area, crossed out] — Date — Ind. rég. — Téléphone

[illegible] autorisée à signer pour le cessionnaire — Ind. rég. — Téléphone — Date

## [illegible]VÉ AU MINISTÈRE

| Date de réception (année, mois, jour) | Autorisation | Montant sujet à pénalité | Pénalité | Versement | Total |
|---|---|---|---|---|---|
| | | $ | $ | | |

* Confidential portions omitted and filed separately with the Commission

Canada Canada

# CHOIX CONCERNANT LA DISPOSITION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE SOCIÉTÉ CANADIENNE IMPOSABLE

- La T2057 est la formule que doivent remplir un contribuable et une société canadienne imposable qui font un choix conjoint en vertu du paragraphe 85(1), lorsque le contribuable a disposé, en faveur de la société, d'un bien admissible selon la définition du paragraphe 85(1.1) et a reçu en contrepartie des actions de cette société, quelle que soit la catégorie.
- Les formules faisant état de l'exercice d'un choix et, s'il y a lieu, les pièces connexes doivent être produites comme suit :
  - (1) un exemplaire par le cédant (lorsque deux cédants ou plus font un choix concernant le transfert du même bien (copropriété) ou que deux membres ou plus de la même société de personnes font un choix concernant le transfert de leurs participations dans la société de personnes, un seul cédant, désigné pour la chose, doit produire simultanément un exemplaire pour chaque cédant avec **une liste de tous les cédants qui font le choix concerné**. liste où doivent figurer l'adresse et le numéro d'assurance sociale ou numéro de compte de chaque cédant);
  - (2) au plus tard à la date qui survient la première parmi les dates auxquelles une des parties au choix doit produire une déclaration de revenu pour l'année d'imposition pendant laquelle la transaction a eu lieu compte tenu de tout choix fait en vertu du paragraphe 25(1) et du paragraphe 99(2) (date d'échéance);
  - (3) au centre fiscal où le cédant produit normalement sa déclaration de revenus. (lorsque deux copropriétaires ou plus ou que deux membres ou plus d'une société de personnes font un choix comme il est indiqué au point (1), les formules de choix doivent être produites au centre fiscal du cessionnaire où elles seront traitées en bloc);
  - (4) **Séparément de toute déclaration de revenus** (vous pouvez la produire avec une déclaration dans une même enveloppe, mais ne pas l'insérer dans la déclaration et ni l'attacher à celle-ci).
- Les articles et paragraphes mentionnés dans la présente formule proviennent de la *Loi de l'impôt sur le revenu.*

À L'USAGE DU MINISTÈRE SEULEMENT

BEST AVAILABLE COPY

| Nom du contribuable (cédant) (en lettres moulées) | | N° d'assurance sociale ou N° de compte de société |
|---|---|---|
| MARC LEBEL | | 231-284-423 |
| Adresse | Code postal | Bureau de district d'impôt |
| 1210 rue Jean Charlan Ste-Foy | G1X 4Y4 | QC |

Année d'imposition du contribuable

Pour la période du 1/1 19 97 au 31/12 19 97

| Nom du copropriétaire, s'il y a lieu (s'il y en a plus d'un, joignez une liste contenant les mêmes renseignements) | | Numéro d'assurance sociale |
|---|---|---|
| | | |
| Adresse | Code postal | Bureau de district d'impôt |
| | | |

| Raison sociale de la société (cessionnaire) | | Numéro de compte |
|---|---|---|
| ANAPHARM inc | | 138445-40RC |
| Adresse | Code postal | Bureau de district d'impôt |
| 2050 Blvd. René Levesque Ouest 6° étage STE-FOY | G1V 2K8 | QC |

Année d'imposition de la société

Pour la période du 1/6 19 97 au 31/5 19 98

| Nom de la personne à contacter pour des renseignements supplémentaires | Ind. régional | Numéro de téléphone |
|---|---|---|
| JEAN MARIER | 418 | 524-6531 |

## PÉNALITÉ POUR LES CHOIX TARDIFS ET MODIFIÉS

Les choix produits après la date d'échéance ou les choix modifiés sont soumis à une pénalité pour production tardive conformément au paragraphe 85(8).

Calcul de la pénalité :

Juste valeur marchande du bien transféré . . . . . . . . . . . . . . . . ________ $

Moins : Somme convenue . . . . . . . . . . . . . . . . . . . . . . ________

Différence . . . . . . . . . . . . . . . . . . . . . . . . . . . . ________ $ a)

Montant a) ________ $ X 1/4 X 1 % X N . . . . . . . . . . . = ________ $ b)

100 $ X N . . . . . . . . . . . . . . . . . . . . . . . . . . . = ________ $ c)

<<N>> représentant le nombre de mois ou parties de mois dans la période allant de la date d'échéance à la date de production du choix et "c)" ne pouvant pas dépasser 8 000 $.

La pénalité correspond au moindre des montants b) et c) ci-dessus . . . ________ $

Si une pénalité est payable, il faut faire un chèque ou un mandat à l'ordre du Receveur général. Il faut indiquer <<T2057>> sur la pièce de versement ainsi que l'année d'imposition, le nom et le numéro d'assurance sociale (ou le numéro de compte dans le cas où le cédant est une société) du contribuable dont le compte doit être crédité.

Les sommes impayées, y compris les pénalités pour production tardive, sont assujetties à des intérêts composés quotidiennement au taux prescrit.

À L'USAGE DU MINISTÈRE SEULEMENT

Somme ci-incluse ________ $

(à suivre)

(English on reverse)

À la page ci-contre, énumérez et décrivez les biens transférés et indiquez leur juste valeur marchande. La description et la juste valeur marchande de la contrepartie reçue doivent figurer en regard du bien transféré. Si les biens transférés sont une participation dans une société de personnes, annexer un tableau du calcul du prix de base rajusté. Faute d'espace sur la T2057, joignez une feuille qui suit la même présentation. Pour chaque bien amortissable, il faut désigner l'ordre de disposition. Il faut avoir les pièces à l'appui de l'ordre désigné, les documents relatifs aux réponses aux questions ci-après et une brève description de la méthode de calcul de la juste valeur marchande de chaque bien. Il n'est pas nécessaire de produire ces documents, mais il faut les conserver pour pouvoir les produire sur demande.

|  |  |  |
|---|---|---|
| Y a-t-il une entente écrite concernant le transfert? | ☐ Non | ☑ Oui |
| L'un des biens est-il visé par une clause de rajustement du prix? (Pour plus de précisions, voir la version la plus récente du bulletin IT-169.) | ☑ Non | ☐ Oui |
| Y a-t-il d'autres personnes que le contribuable qui détiennent des actions d'une catégorie du capital-actions du cessionnaire ou qui exercent sur de telles actions une emprise, directement ou indirectement? | ☐ Non | ☑ Oui |
| S'il y a roulement entre société ayant un lien de dépendance, les biens du contribuable ont-ils tous ou presque tous (au moins 90 %) été transférés à la société? S/O | ☐ Non | ☐ Oui |
| Le contribuable est-il un non-résident du Canada? | ☑ Non | ☐ Oui |
| Les biens transférés comprennent-ils des immobilisations? | ☐ Non | ☑ Oui |

Dans l'affirmative :

|  |  |  |
|---|---|---|
| La somme convenue à l'égard d'un des biens transférés repose-t-elle sur une estimation de la juste valeur marchande au jour de l'évaluation? S/O | ☐ Non | ☐ Oui |
| Si oui, existe-t-il un rapport officiel faisant état de la valeur au jour de l'évaluation? S/O | ☐ Non | ☐ Oui |
| a) Les biens ont-ils été détenus sans interruption depuis le jour de l'évaluation? | ☐ Non | ☐ Oui |
| b) Ont-ils été acquis après le jour de l'évaluation dans une opération considérée comme comportant un lien de dépendance? | ☐ Non | ☐ Oui |
| c) Depuis le jour de l'évaluation, le contribuable ou une autre personne de qui des actions ont été acquises dans une opération comportant un lien de dépendance ont-ils reçu des dividendes visés par le paragraphe 83(1) à l'égard des actions transférées? (Dans l'affirmative, préciser les montants et les dates et annexer un tableau.) | ☑ Non | ☐ Oui |
| Un choix selon le paragraphe 26(7) des *Règles concernant l'application de l'impôt sur le revenu* (formule T2075) a-t-il été produit par le contribuable ou en son nom? | ☑ Non | ☐ Oui |

Si les biens transférés comprennent des actions du capital-actions d'une société privée, donner les renseignements suivants :

| Raison sociale de la société | Numéro de compte | Capital versé des actions transférées |
|---|---|---|
| ANAPHARM inc | | 2267.00 $ |

## DESCRIPTION DES ACTIONS REÇUES

| Nombre d'actions reçues par le cédant | Catégorie | Valeur de rachat par action | Valeur fiscale du capital versé | Avec ou sans droit de vote | Rachetables au gré du détenteur? |
|---|---|---|---|---|---|
| 12 000 | ord cat A | — | 2267 | AVEC | ☐ Oui ☑ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |

## NOTES INFORMATIVES

- Lorsque le paragraphe 85(5.1) s'applique à la disposition d'un bien amortissable, un choix en vertu du paragraphe 85(1) ne peut pas être fait.
- Les règles concernant les choix visés par l'article 85 sont complexes. Les explications essentielles se trouvent dans la circulaire d'information 76-19 et dans les bulletins d'interprétation IT-169, IT-172, IT-291 et IT-378.
- Pour que ce choix soit valide, la formule, y compris le questionnaire, doit être remplie. Si elle est incomplète, le choix sera considéré comme non valide, et tout choix produit par la suite sera assujetti à une pénalité pour production tardive.
- Lorsque la formule T2057 est produite dans les trois ans après la date d'échéance, le choix est réputé avoir été exercé à temps si le montant estimatif de la pénalité applicable est payé sur production du choix.
- Un choix modifié ou un choix produit plus de trois ans après la date d'échéance peut, dans certaines circonstances, être accepté et réputé avoir été exercé à temps si le montant estimatif de la pénalité prévue au paragraphe 85(8) est payé sur production du choix. En pareil cas, une lettre expliquant pourquoi le choix est modifié ou tardif doit être soumise à l'appréciation du Ministre avec la formule.

Date de la vente ou du transfert de tous les biens inscrits ci-dessous. Jour 23 | Mois 12 | Année 1997

Remarque : Remplir une nouvelle T2057 lorsque la date de la vente ou du transfert est différente de celle-ci.

| | Bien dont il a été disposé — Description | Limites relatives à la somme choisie — Juste valeur marchande | A | Somme convenue B | Déclarer B - A si B - A > 0, voir note 4 | Contrepartie reçue — Autre que des actions — Description | Actions — Nombre et catégorie | Juste valeur marchande (1) |
|---|---|---|---|---|---|---|---|---|
| Immobilisations admissibles | (Brève description légale) 170000 act B | 255000 $ | (Voir note 1) 2267 $ | 255000 $ | 252733 $ | | 170000 act D | 255000 |
| | (1) Établi suivant le point 2 par SOFINOV, filiale de la Caisse de Dépôt et Placement du Québec | | | | | | | |
| Biens amortissables | (Description et catégorie prescrite) | | (Voir note 2) | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Immobilisations admissibles | (Genre) | | (Voir note 3) | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Inventaire à l'exception des biens immeubles | (Genre) | | (Coût indiqué) | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Avoirs miniers | (Brève description légale) | | ZÉRO | | | | | |
| | | | ZÉRO | | | | | |
| Valeurs ou titres de créance | (Description) | | (Coût indiqué) | | | | | |
| | | | | | | | | |

Note 1 Prix de base rajusté (assujetti à rajustement selon l'article 53).

Note 2 Le moindre de la fraction non amortie du coût en capital pour tous les biens de la catégorie et le coût du bien.

Note 3 Le moindre de 4/3 x par le montant cumulatif des immobilisations admissibles et le coût du bien. Utilisez "2" au lieu de "4/3" pour les dispositions effectuées pendant les années d'imposition commençant avant le 1er juillet 1988 dans le cas d'une société ou, pour les dispositions effectuées pendant les exercices financiers commençant avant le 1er janvier 1988 dans les autres cas.

Note 4 Déclarer ce montant comme un gain en capital ou comme un revenu, selon le cas.

Il y a des explications sur les limites ci-dessus dans le bulletin d'interprétation IT-291.

## CHOIX ET ATTESTATION

Par les présentes, le contribuable et la société font conjointement un choix en vertu du paragraphe 85(1) concernant les biens indiqués et attestent que les renseignements donnés ici et dans tous les documents annexés sont exacts et complets en autant qu'ils sachent, sauf erreur.

[signature] MARC LEBEL
Signature du cédant, d'un dirigeant autorisé ou d'une personne autorisée*
* Annexez une copie de l'autorisation

et ANAPHARM inc. par [signature] MARC LEBEL
Signature d'un dirigeant autorisé du cessionnaire

20-1-98
Date

[illegible] du Revenu

TP 518 12-00



# CHOIX RELATIF À L'ALIÉNATION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE CORPORATION CANADIENNE IMPOSABLE

[...]formulaire s'adresse au contribuable (le cédant) et à la corporation canadienne imposable (le cessionnaire) qui exercent conjointement un choix [...] de l'article 518 de la Loi sur les impôts (L.R.Q., c. I-3) concernant l'application des règles du chapitre IV, lorsque le contribuable a aliéné [...] faveur de la corporation, un bien admissible visé à l'article 518.1, pour une contrepartie qui comprend une action du capital-actions de la [...]poration.

[...] tel choix ne peut être exercé à l'égard d'un bien amortissable d'une catégorie prescrite lorsqu'il est aliéné dans les conditions visées à [...] cle 527.1.

[...]édant doit produire le présent formulaire dûment rempli et les documents annexés, s'il y a lieu, en deux exemplaires. Lorsqu'il y a deux cédants [...]lus qui font le choix visé à l'article 518 concernant le transfert du même bien (copropriété), ou deux membres ou plus de la même société qui [...] un choix concernant le transfert de leur intérêt dans la société, un seul des cédants, celui de leur choix, doit produire un exemplaire pour chacun [...] et un exemplaire pour le cessionnaire. Le cédant doit annexer aux formulaires une liste où figurent le nom, l'adresse et le numéro d'assurance [...]le (ou le numéro d'enregistrement dans le cas d'une corporation) de chaque cédant (y compris chaque membre d'une société, si le cédant [...] une société, ou chaque membre d'une société qui est elle-même membre de la société cédante).

[...] ces documents doivent être produits dans le délai de déclaration de ces deux parties qui expire en premier pour l'année d'imposition au cours [...]quelle l'aliénation a eu lieu, au bureau du Ministère où le cédant produit normalement sa déclaration de revenus, séparément de celle-ci.

[...]rticles et alinéas mentionnés dans ce formulaire sont ceux de la Loi sur les impôts (L.R.Q., c. I-3), sauf indication contraire.

[...]uez aussi remplir, au verso, la section **Détails concernant les biens aliénés et la contrepartie reçue.**

## [...]TIFICATION (écrivez en majuscules)

Nom: MARC LEBEL — Numéro d'assurance sociale (ou d'enregistrement): 231-284-423

Adresse complète: 1210 RUE JEAN CARIGNAN, SAINTE-FOY — Code postal: G1X 4W4

Année d'imposition du cédant : du 1/01 1997 au 31/12 1997

Nom de la corporation: ANAPHARM INC — Numéro d'enregistrement: [illegible]

Adresse complète: 2050, BOUL. RENÉ-LÉVESQUE O, 5e ÉTAGE, SAINTE-FOY — Code postal: G1V 2K8

Année d'imposition du cessionnaire : du 1/6 1997 au 31/5 1998

[...] de la personne avec qui le Ministère peut communiquer pour obtenir de plus amples renseignements: Jean Marier — Ind. rég. Téléphone: 418 529 6531

## [...]LITÉ POUR CHOIX EXERCÉ EN RETARD OU CHOIX MODIFIÉ

[...]oix exercé dans les trois ans qui suivent l'échéance est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité [...]ayé lors de la production du présent formulaire.

[...]oix exercé après ces trois ans, ou un choix modifié, est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité [...]ayé lors de la production du présent formulaire et si le Ministre estime que, compte tenu des circonstances, il est juste et équitable de [...]ettre un tel choix. Dans ce cas, une lettre précisant les raisons du retard ou de la modification du choix initial doit accompagner le formulaire.

[...]l de la pénalité

[...]nalité est égale au résultat le moins élevé des deux calculs suivants :

i) 5 % x [Juste valeur marchande du bien transféré moins montant convenu dans le choix ou le choix modifié] x [Nombre de mois ou fraction de mois du retard]

[...]moins élevé de i) et ii) :
5 000 $
100 $ x nombre de mois ou fraction de mois de retard

S'il s'agit d'un choix modifié, indiquez la date du choix antérieur A M J

S'il s'agit d'un choix exercé en retard, donnez le montant de la pénalité ______ $.

## [...]ET ATTESTATION

[...]tribuable et la corporation canadienne susmentionnée exercent un choix relativement aux biens décrits au verso, en vertu de l'article 518 [...] Loi sur les impôts.

[...]testons que les renseignements fournis sur ce formulaire et dans tous les documents annexés sont exacts et complets.

[signature] et ANAPHARM INC. par: [signature] 20/1/1998

Signature du cédant ou de la personne autorisée à signer — Signature de la personne autorisée à signer pour la corporation — Date

MARC LEBEL 418-871-7701 — (418) 527-2525 MARC LEBEL

Téléphone — Téléphone

[...] une copie de l'autorisation.

## [...]E AU MINISTÈRE

| Date de réception (mois jour) | Autorisation | Montant sujet à pénalité | Pénalité | Versement | Total |
|---|---|---|---|---|---|
| | | $ | $ | $ | $ |

... ET LA CONTREPARTIE REÇUE

| | Oui | Non |
|---|---|---|
| Existe-t-il une convention écrite concernant ce transfert ? | ☑ | ☐ |
| Le montant convenu relativement à l'un des biens transférés est-il fondé sur la juste valeur marchande au jour de l'évaluation (jour E, c'est-à-dire le 31 décembre 1971) ? S/O | ☐ | ✓ |
| Si oui, y a-t-il une estimation officielle du bien au jour E ? S/O | | |
| Un choix a-t-il été exercé en vertu de l'article 72 de la Loi concernant l'application de la Loi sur les impôts (L.R.Q., c. I-4) par le cédant ou en son nom, au moyen du formulaire DT 72, Choix concernant la juste valeur marchande des immobilisations au jour de l'évaluation ? | | |
| Une disposition concernant le rajustement du prix s'applique-t-elle à l'un des biens ? | ☐ | ✓ |
| À l'exception du cédant, est-ce qu'une personne détient des actions du cessionnaire, de n'importe quelle catégorie, ou contrôle directement ou indirectement la corporation du cessionnaire ? | ☑ | ☐ |
| Dans le cas d'un roulement entre corporations ayant un lien de dépendance, le cédant a-t-il transféré tous les biens, ou presque tous (90 % ou plus), en faveur du cessionnaire ? S/O | ☐ | ☐ |
| Le cédant est-il un résident du Canada ? | ✓ | ☐ |
| Si les biens transférés comprennent des biens en immobilisations : | | |
| a) ont-ils été détenus sans interruption depuis le jour E ? S/O | ☐ | ☐ |
| b) ont-ils été acquis après le jour E lors d'une transaction entre parties considérées comme ayant un lien de dépendance ? S/O | ☐ | ✓ |
| c) depuis le jour E, le cédant ou toute autre personne de qui des actions ont été acquises lors d'une transaction entre parties ayant un lien de dépendance, a-t-il reçu des dividendes sur lesquels il n'a pas d'impôt à payer en vertu de l'article 501 pour les actions visées par le transfert ? (Si oui, veuillez joindre une annexe et y donner le détail des montants et les dates où ils ont été reçus.) | ☐ | ✓ |

Si les actifs transférés incluaient des actions du capital-actions d'une corporation privée, veuillez remplir les lignes qui suivent.

Nom de la corporation: ✓ ANABIKEM INC.

Numéro d'enregistrement ______ Capital versé des actions transférées (total) 2 267 $

Donnez et décrivez les biens transférés en précisant leur juste valeur marchande à la date du transfert. La description et la juste valeur marchande de la contrepartie doivent figurer vis-à-vis du bien en cause. Si l'espace est insuffisant, veuillez joindre une annexe présentée de la même façon. Lorsque le bien transféré résulte un intérêt dans la société, joignez au présent formulaire une feuille avec le calcul du prix de base rajusté.

Les biens amortissables doivent être inscrits dans l'ordre selon lequel ils ont été aliénés. Il n'est pas nécessaire de produire les pièces à l'appui du présent choix, tous les renseignements requis ci-dessous ainsi que de la méthode d'évaluation utilisée pour chaque bien aliéné. Cependant, les pièces mentionnées ci-dessus doivent être conservées et fournies sur demande en cas d'examen ultérieur.

| Date de l'aliénation ou du transfert de tous les biens inscrits ci-dessous | Année / Mois / Jour: 97 / 12 / 23 | Si certains biens sont aliénés à une date différente de celle indiquée ci-contre, veuillez utiliser un formulaire distinct |
|---|---|---|

| | Biens aliénés – Description | Limites du montant visé par le choix – Juste valeur marchande | Limites du montant visé par le choix – Autres | Montant convenu | Contrepartie reçue – Description | Contrepartie reçue – Juste valeur marchande |
|---|---|---|---|---|---|---|
| À l'exception des biens amortissables | (Brève description) | $ | (Voir note 1) $ | $ | | $ |
| | 170 000 actions cat B | 255 000 | 2 267 | 255 000 | 170 000 actions cat B | 255 000 (1) |
| | (1) [illegible] | | | | | |
| | (Description et catégorie de biens) [illegible] | | (Voir note) | | | |
| | | | | | | |
| Immobilisations admissibles | (Genre) | | (Voir note 3) | | | |
| | | | | | | |
| | | | | | | |
| | (Genre) | | (Coût indiqué) | | | |
| | | | | | | |
| | (Brève description) | | S/O | | | |
| | | | S/O | | | |
| | (Description) | | (Coût indiqué) | | | |
| | | | | | | |
| | | | | | | |

DESCRIPTION DES ACTIONS REÇUES (Si l'espace est insuffisant, veuillez reproduire fidèlement, en annexe, ce tableau.)

| Nombre d'actions reçues | Catégorie des actions | Valeur de rachat par action | Valeur totale du capital versé | Si ce sont des actions donnant droit de vote – Oui | Non | Sont-ce des actions réservées à l'usage du détenteur ? – Oui | Non |
|---|---|---|---|---|---|---|---|
| [illegible] | [illegible] | — $ | 2 267 $ | ✓ | ☐ | ☐ | ✓ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |

1 Prix de base rajusté, sujet à des rajustements en vertu des articles 255 à 257
2 Le moins élevé du « coût du bien » et de la « partie non amortie du coût en capital » pour tous les biens de la catégorie
3 Le moins élevé du « coût du bien » et de la « partie admise des immobilisations intangibles ». Celle-ci doit être multipliée par 2
· ou par 4/3 si l'aliénation est effectuée
· par une corporation après le début du 1er exercice financier commençant après juin 1988
· ou, dans les autres cas, après le début du 1er exercice financier commençant après 1987.

Canada Canada

# CHOIX CONCERNANT LA DISPOSITION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE SOCIÉTÉ CANADIENNE IMPOSABLE

À L'USAGE DU MINISTÈRE SEULEMENT

- La T2057 est la formule que doivent remplir un contribuable et une société canadienne imposable qui font un choix conjoint en vertu du paragraphe 85(1), lorsque le contribuable a disposé, en faveur de la société, d'un bien admissible selon la définition du paragraphe 85(1.1) et a reçu en contrepartie des actions de cette société, quelle que soit la catégorie.
- Les formules faisant état de l'exercice d'un choix et, s'il y a lieu, les pièces connexes doivent être produites comme suit :
  - (1) un exemplaire par le cédant (lorsque deux cédants ou plus font un choix concernant le transfert du même bien (copropriété) ou que deux membres ou plus de la même société de personnes font un choix concernant le transfert de leurs participations dans la société de personnes, un seul cédant, désigné pour la chose, doit produire simultanément un exemplaire pour chaque cédant avec une liste de tous les cédants qui font le choix concerné. La liste doit indiquer l'adresse et le numéro d'assurance sociale ou numéro de compte de chaque cédant);
  - (2) au plus tard à la date qui survient la première parmi les dates auxquelles une des parties au choix doit produire une déclaration de revenu pour l'année d'imposition pendant laquelle la transaction a eu lieu compte tenu de tout choix fait en vertu du paragraphe 85(1) et du paragraphe 59(2) (date d'échéance);
  - (3) au centre fiscal où le cédant produit normalement sa déclaration de revenus. (lorsque deux copropriétaires ou plus ou que deux membres ou plus d'une société de personnes font un choix comme il est indiqué au point (1), les formules de choix doivent être produites au centre fiscal du cessionnaire ou elles seront traitées en bloc);
  - (4) Séparément de toute déclaration de revenus (vous pouvez le produire avec une déclaration dans une même enveloppe, mais ne pas l'insérer dans la déclaration et ni l'attacher à celle-ci).
- Les articles et paragraphes mentionnés dans la présente formule proviennent de la *Loi de l'impôt sur le revenu*.

Nom du contribuable (cédant) (en lettres moulées): MARC LEBEL
N° d'assurance sociale ou N° de compte de société: 231-274-423
Adresse: 1210 RUE JEAN CARIGNAN, SAINTE-FOY
Code postal: G1X 4V4 | Bureau de district d'impôt: QC
Année d'imposition du contribuable — Pour la période du 1/1 19 98 au 31/12 19 98

Nom du copropriétaire, s'il y a lieu (s'il y en a plus d'un, joignez une liste contenant les mêmes renseignements)
Numéro d'assurance sociale
Adresse
Code postal | Bureau de district d'impôt

Raison sociale de la société (cessionnaire): ANAPHARM INC.
Numéro de compte: 138455 -40RC
Adresse: 2050 BOUL. RENÉ-LÉVESQUE O., 5e ÉTAGE, STE-FOY
Code postal: G1V 2K8 | Bureau de district d'impôt: QC
Année d'imposition de la société — Pour la période du 1/6 19 97 au 31/5 19 98

Nom de la personne à contacter pour des renseignements supplémentaires: JEAN MARIER
Ind. régional: 418 | Numéro de téléphone: 529-6531

## PÉNALITÉ POUR LES CHOIX TARDIFS ET MODIFIÉS

Les choix produits après la date d'échéance ou les choix modifiés sont soumis à une pénalité pour production tardive conformément au paragraphe 85(8).

À L'USAGE DU MINISTÈRE SEULEMENT

Calcul de la pénalité :

Juste valeur marchande du bien transféré . . . . . . . . . . . . . . . . ______ $
Moins : Somme convenue . . . . . . . . . . . . . . . . ______
Différence . . . . . . . . . . . . . . . . . . . . . ______ $ a)

Montant a) ______ $ X 1/4 X 1 % X N . . . . . . . . . . = ______ $ b)

100 $ X N . . . . . . . . . . . . . . . . . . . . = ______ $ c)

<<N>> représentant le nombre de mois ou parties de mois dans la période allant de la date d'échéance à la date de production du choix et "c)" ne pouvant pas dépasser 8 000 $.

La pénalité correspond au moindre des montants b) et c) ci-dessus . . ______ $

Si une pénalité est payable, il faut faire un chèque ou un mandat à l'ordre du Receveur général. Il faut indiquer <<T2057>> sur la pièce de versement ainsi que l'année d'imposition, le nom et le numéro d'assurance sociale (ou le numéro de compte dans le cas où le cédant est une société) du contribuable dont le compte doit être crédité.

Les sommes impayées, y compris les pénalités pour production tardive, sont assujetties à des intérêts composés quotidiennement au taux prescrit.

Somme ci-incluse ______ $

(à suivre)

(English on reverse)

À la page suivante, énumérez et décrivez les biens transférés et indiquez leur juste valeur marchande. La description et la juste valeur marchande de la contrepartie reçue doivent figurer en regard du bien transféré. Si les biens transférés sont une participation dans une société de personnes, annexer un tableau du calcul du prix de base rajusté. Faute d'espace sur la T2057, joignez une feuille qui suit la même présentation. Pour chaque bien amortissable, faut désigner l'ordre de disposition. Il faut avoir les pièces à l'appui de l'ordre désigné, les documents relatifs aux réponses aux questions ci-après et une brève description de la méthode de calcul de la juste valeur marchande de chaque bien. Il n'est pas nécessaire de produire ici ces documents, mais il faut les conserver pour pouvoir les produire sur demande.

| Question | Non | Oui |
|---|---|---|
| Y a-t-il une entente écrite concernant le transfert? | ☐ | ☑ |
| L'un des biens est-il visé par une clause de rajustement du prix? (Pour plus de précisions, voir la version la plus récente du bulletin IT-169) | ☑ | ☐ |
| Y a-t-il d'autres personnes que le contribuable qui détiennent ces actions d'une catégorie du capital-actions du cessionnaire ou qui exercent sur de telles actions une emprise, directement ou indirectement? | ☐ | ☑ |
| S'il y a roulement entre société ayant un lien de dépendance, les biens du contribuable ont-ils tous ou presque tous (au moins 90 %) été transférés à la société? S/O | ☐ | ☐ |
| Le contribuable est-il un non-résident du Canada? | ☑ | ☐ |
| Les biens transférés comprennent-ils des immobilisations? | ☐ | ☑ |

Dans l'affirmative :

| Question | Non | Oui |
|---|---|---|
| La somme convenue à l'égard d'un des biens transférés repose-t-elle sur une estimation de la juste valeur marchande au jour de l'évaluation? S/O | ☐ | ☐ |
| Si oui, existe-t-il un rapport officiel faisant état de la valeur au jour de l'évaluation? S/O | ☐ | ☐ |
| a) Les biens ont-ils été détenus sans interruption depuis le jour de l'évaluation? | ☐ | ☐ |
| b) Ont-ils été acquis après le jour de l'évaluation dans une opération considérée comme comportant un lien de dépendance? | ☐ | ☐ |
| c) Depuis le jour de l'évaluation, le contribuable ou une autre personne de qui des actions ont été acquises dans une opération comportant un lien de dépendance ont-ils reçu des dividendes visés par le paragraphe 83(1) à l'égard des actions transférées? (Dans l'affirmative, préciser les montants et les dates et annexer un tableau.) | ☑ | ☐ |
| Un choix selon le paragraphe 26(7) des *Règles concernant l'application de l'impôt sur le revenu* (formule T2076) a-t-il été produit par le contribuable ou en son nom? | ☑ | ☐ |

Si les biens transférés comprennent des actions du capital-actions d'une société privée, donner les renseignements suivants :

| Raison sociale de la société | Numéro de compte | Capital versé des actions transférées |
|---|---|---|
| ANAPHARM INC. | | $ 2267.00 |

## DESCRIPTION DES ACTIONS REÇUES

| Nombre d'actions reçues par le cédant | Catégorie | Valeur de rachat par action | Valeur nominale ou capital versé | Avec ou sans droit de vote | Rachetables au gré du détenteur? |
|---|---|---|---|---|---|
| 170,000 | ORD. CAT. D | – | 2267 | AVEC | ☐ Oui ☑ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |

## NOTES INFORMATIVES

- Lorsque le paragraphe 85(5.1) s'applique à la disposition d'un bien amortissable, un choix en vertu du paragraphe 85(1) ne peut pas être fait.
- Les règles concernant les choix visés par l'article 85 sont complexes. Les explications essentielles se trouvent dans la circulaire d'information 76-19 et dans les bulletins d'interprétation IT-169, IT-172, IT-291 et IT-378.
- Pour que ce choix soit valide, la formule, y compris le questionnaire, doit être remplie. Si elle est incomplète, le choix sera considéré comme non valide, et tout choix produit par la suite sera assujetti à une pénalité pour production tardive.
- Lorsque la formule T2057 est produite dans les trois ans après la date d'échéance, le choix est réputé avoir été exercé à temps si le montant estimatif de la pénalité applicable est payé sur production du choix.
- Un choix modifié ou un choix produit plus de trois ans après la date d'échéance peut, dans certaines circonstances, être accepté et réputé avoir été exercé à temps si le montant estimatif de la pénalité prévue au paragraphe 85(8) est payé sur production du choix. En pareil cas, une lettre expliquant pourquoi le choix est modifié ou tardif doit être soumise à l'appréciation du Ministre avec la formule.

| Date de la vente ou du transfert de tous les biens inscrits ci-dessous | Jour | Mois | Année | Remarque : Remplir une nouvelle T2057 lorsque la date de la vente ou du transfert est différente de celle-ci. |
|---|---|---|---|---|
| | 5 | 01 | 1998 | |

| | Bien dont il a été disposé | | | | | Contrepartie reçue | | |
|---|---|---|---|---|---|---|---|---|
| | | Limites relatives à la somme convenue | | | | Autre que des actions | Actions | |
| | Description | Juste valeur marchande | A | Somme convenue B | Déclarer B - A, si B - A > 0, voir note 4 | Description | Nombre et catégorie | Juste valeur marchande |
| Immobilisations à l'exception des biens amortissables | (Brève description légale) | | (Voir note 1) | | | | | |
| | 170 000 ORD CAT. B | 255,000 $ | 3267 $ | 255,000 $ | 251,733 $ | | 170,000 ORD. CAT. D | 255 000 |
| | (1) établi suivant le prix payé par SOFINOV, filiale de la Caisse de dépôt et placement du Québec | | | | | | | |
| Biens amortissables | (Description et catégorie prescrite) | | (Voir note 2) | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Immobilisations admissibles | (Genre) | | (Voir note 3) | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Inventaire à l'exception des biens immeubles | (Genre) | | (Coût indiqué) | | | | | |
| | | | | | | | | |
| | | | | | | | | |
| Avoirs miniers | (Brève description légale) | | ZERO | | | | | |
| | | | ZERO | | | | | |
| [illegible] | (Description) | | (Coût indiqué) | | | | | |
| | | | | | | | | |

Note 1 Prix de base rajusté (assujetti à rajustement selon l'article 53).

Note 2 Le moindre de la fraction non amortie du coût en capital pour tous les biens de la catégorie et le coût du bien.

Note 3 Le moindre de 4/3 x par le montant cumulatif des immobilisations admissibles et le coût du bien. Utilisez "2" au lieu de "4/3" pour les dispositions effectuées pendant les années d'imposition commençant avant le 1er juillet 1988 dans le cas d'une société ou, pour les dispositions effectuées pendant les exercices financiers commençant avant le 1er janvier 1988 dans les autres cas.

Note 4 Déclarer ce montant comme un gain en capital ou comme un revenu, selon le cas.

Il y a des explications sur les limites ci-dessus dans le bulletin d'interprétation IT-291.

## CHOIX ET ATTESTATION

Par les présentes, le contribuable et la société font conjointement un choix en vertu du paragraphe 85(1) concernant les biens indiqués et attestent que les renseignements donnés ici et dans tous les documents annexés sont exacts et complets en autant qu'ils sachent, sauf erreur.

[signature] et ANAPHARM INC. par : [signature] 20/1/1998

Signature du cédant, d'un représentant ou d'une personne autorisée* — MARC LEBEL

Signature d'un dirigeant autorisé du cessionnaire — MARC LEBEL

Date

* Annexez une copie de l'autorisation

Ministère du Revenu

# CHOIX RELATIF À L'ALIÉNATION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE CORPORATION CANADIENNE IMPOSABLE

[illegible] s'adresse au contribuable (le cédant) et à la corporation canadienne imposable (le cessionnaire) qui exercent conjointement un choix [illegible] de l'article 518 de la Loi sur les impôts (L.R.Q., c. I-3) concernant l'application des règles du chapitre IV, lorsque le contribuable a aliéné [illegible] de la corporation, un bien admissible visé à l'article 518.1, pour une contrepartie qui comprend une action du capital-actions de la [illegible]oration.

[illegible] choix ne peut être exercé à l'égard d'un bien amortissable d'une catégorie prescrite lorsqu'il est aliéné dans les conditions visées à [illegible] 527.1.

[illegible] doit produire le présent formulaire dûment rempli et les documents annexés, s'il y a lieu, en deux exemplaires. Lorsqu'il y a deux cédants [illegible] qui font le choix visé à l'article 518 concernant le transfert du même bien (copropriété), ou deux membres ou plus de la même société qui [illegible] choix concernant le transfert de leur intérêt dans la société, un seul des cédants, celui de leur choix, doit produire un exemplaire pour chacun [illegible] exemplaire pour le cessionnaire. Le cédant doit annexer aux formulaires une liste où figurent le nom, l'adresse et le numéro d'assurance [illegible] le numéro d'enregistrement dans le cas d'une corporation) de chaque cédant (y compris chaque membre d'une société, si le cédant [illegible] société, ou chaque membre d'une société qui est elle-même membre de la société cédante).

[illegible] documents doivent être produits dans le délai de déclaration de ces deux parties qui expire en premier pour l'année d'imposition au cours [illegible] l'aliénation a eu lieu, au bureau du Ministère où le cédant produit normalement sa déclaration de revenus, séparément de celle-ci.

[illegible] et alinéas mentionnés dans ce formulaire sont ceux de la Loi sur les impôts (L.R.Q., c. I-3), sauf indication contraire.

[illegible] aussi remplir, au verso, la section Détails concernant les biens aliénés et la contrepartie reçue.

## [illegible]ntification (écrivez en majuscules)

| Nom | Numéro d'assurance sociale (ou d'enregistrement) |
|---|---|
| MARC LEBEL | 231-[illegible] |

| Adresse complète | Code postal |
|---|---|
| 1210 RUE JEAN CARIGNAN, STE-FOY | G1X 4V4 |

Année d'imposition du cédant : du 1/1 1998 au 31/12 1998

| Nom de la corporation | Numéro d'enregistrement |
|---|---|
| ANARHARM INC. | [illegible] |

| Adresse complète | Code postal |
|---|---|
| 2600, BOUL RENÉ-LÉVESQUE O., 5e ÉTAGE, STE-FOY | G1V 2K8 |

Année d'imposition du cessionnaire : du 1/6 1997 au 31/5 1998

| [illegible] la personne avec qui le Ministère peut communiquer pour obtenir de plus amples renseignements | Ind. rég. Téléphone |
|---|---|
| JEAN MARIER | 418 529 6531 |

## [illegible]ITE POUR CHOIX EXERCÉ EN RETARD OU CHOIX MODIFIÉ

[illegible]oix exercé dans les trois ans qui suivent l'échéance est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité [illegible] lors de la production du présent formulaire.

[illegible]oix exercé après ces trois ans, ou un choix modifié, est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité [illegible] lors de la production du présent formulaire et si le Ministre estime que, compte tenu des circonstances, il est juste et équitable de [illegible] un tel choix. Dans ce cas, une lettre précisant les raisons du retard ou de la modification du choix initial doit accompagner le formulaire.

[illegible] de la pénalité

[illegible] est égale au résultat le moins élevé des deux calculs suivants :

5 % × (Juste valeur marchande du bien transféré moins montant convenu dans le choix ou le choix modifié) × (Nombre de mois ou fraction de mois de retard)

[illegible] moins élevé de [illegible] :
[illegible] 000 $
[illegible]100 $ × nombre de mois ou fraction de mois de retard

[illegible] s'agit d'un choix modifié, indiquez la date du choix antérieur A M J

[illegible] s'agit d'un choix exercé en retard, donnez le montant de la pénalité ________ $.

## [illegible]ET ATTESTATION

[illegible] et la corporation canadienne susmentionnée exercent un choix relativement aux biens décrits au verso, en vertu de l'article 518 [illegible] sur les impôts.

[illegible] que les renseignements fournis sur ce formulaire et dans tous les documents annexés sont exacts et complets.

[signature] et ANARHARM INC. Par: [signature] 20/1/1998

[illegible] du cédant ou de la personne autorisée à signer — Signature de la personne autorisée à signer pour la corporation — Date

[illegible] LEBEL — MARC LEBEL

Téléphone [illegible] — Téléphone (418) 527-7525

[illegible] une copie de l'autorisation

## [illegible]E AU MINISTÈRE

| [illegible] (mois, jour) | Autorisation | Montant sujet à pénalité | Pénalité | Versement | Total |
|---|---|---|---|---|---|
| | | $ | $ | $ | $ |

— Ministère du Revenu

# CHOIX RELATIF À L'ALIÉNATION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE CORPORATION CANADIENNE IMPOSABLE

...ormulaire s'adresse au contribuable (le cédant) et à la corporation canadienne imposable (le cessionnaire) qui exercent conjointement un choix ...ertu de l'article 518 de la Loi sur les impôts (L.R.Q., c. I-3) concernant l'application des règles du chapitre IV, lorsque le contribuable a aliéné ...veur de la corporation, un bien admissible visé à l'article 518.1, pour une contrepartie qui comprend une action du capital-actions de la ...oration.

...e choix ne peut être exercé à l'égard d'un bien amortissable d'une catégorie prescrite lorsqu'il est aliéné dans les conditions visées à ...le 527.1.

...édant doit produire le présent formulaire dûment rempli et les documents annexés, s'il y a lieu, en deux exemplaires. Lorsqu'il y a deux cédants ...us qui font le choix visé à l'article 518 concernant le transfert du même bien (copropriété), ou deux membres ou plus de la même société qui ...e choix concernant le transfert de leur intérêt dans la société, un seul des cédants, celui de leur choix, doit produire un exemplaire pour chacun ...et un exemplaire pour le cessionnaire. Le cédant doit annexer aux formulaires une liste où figurent le nom, l'adresse et le numéro d'assurance ...le ou le numéro d'enregistrement dans le cas d'une corporation) de chaque cédant (y compris chaque membre d'une société, si le cédant ...ne société, ou chaque membre d'une société qui est elle-même membre de la société cédante).

Ces documents doivent être produits dans le délai de déclaration de ces deux parties qui expire en premier pour l'année d'imposition au cours ...quelle l'aliénation a eu lieu, au bureau du Ministère où le cédant produit normalement sa déclaration de revenus, séparément de celle-ci.

...ticles et alinéas mentionnés dans ce formulaire sont ceux de la Loi sur les impôts (L.R.Q., c. I-3), sauf indication contraire.

...ez aussi remplir, au verso, la section **Détails concernant les biens aliénés et la contrepartie reçue.**

## ...IFICATION (écrivez en majuscules)

| Nom | Numéro d'assurance sociale (ou d'enregistrement) |
|---|---|
| MARC LEBEL | 231 284 [illegible] |
| Adresse complète | Code postal |
| 1210 RUE JEAN CARIGNAN, STE-FOY | G1X 4V4 |
| Année d'imposition du cédant : du 1/1 1998 au 31/12 1998 | |
| Nom de la corporation | Numéro d'enregistrement |
| ANADUARM INC. | 5-22AR07[illegible] |
| Adresse complète | Code postal |
| 2600, BOUL. RENÉ-LÉVESQUE O., 5e ÉTAGE, STE-FOY | G1V 2K8 |
| Année d'imposition du cessionnaire : du 1/6 1997 au 31/5 1998 | |

| ...de la personne avec qui le Ministère peut communiquer pour obtenir de plus amples renseignements | Ind. rég. Téléphone |
|---|---|
| JEAN MARIER | 418 529 6531 |

## ...ITÉ POUR CHOIX EXERCÉ EN RETARD OU CHOIX MODIFIÉ

...oix exercé dans les trois ans qui suivent l'échéance est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité ...yé lors de la production du présent formulaire.

...oix exercé après ces trois ans, ou un choix modifié, est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité ...yé lors de la production du présent formulaire et si le Ministre estime que, compte tenu des circonstances, il est juste et équitable de ...ttre un tel choix. Dans ce cas, une lettre précisant les raisons du retard ou de la modification du choix initial doit accompagner le formulaire.

...l de la pénalité

...alité est égale au résultat le moins élevé des deux calculs suivants :

5 % x [Juste valeur marchande du bien transféré moins montant convenu dans le choix ou le choix modifié] x [Nombre de mois ou fraction de mois de retard]

...oins élevé de i) et ii) :
...5 000 $
...100 $ x nombre de mois ou fraction de mois de retard

...'il s'agit d'un choix modifié, indiquez la date du choix antérieur A M J

...'il s'agit d'un choix exercé en retard, donnez le montant de la pénalité ________ $.

## ...ET ATTESTATION

...édant et la corporation canadienne susmentionnée exercent un choix relativement aux biens décrits au verso, en vertu de l'article 518 ...i sur les impôts.

...tests que les renseignements fournis sur ce formulaire et dans tous les documents annexés sont exacts et complets.

[signature] et ANADUARM INC. par : [signature] 20/1/1998

...ature du cédant ou de la personne autorisée à signer — Signature de la personne autorisée à signer pour la corporation — Date

...C LEBEL — MARC LEBEL

Téléphone [illegible] — Téléphone (418) 527-2535

...une copie de l'autorisation

## ...E AU MINISTÈRE

| Date de réception (mois, jour) | Autorisation | Montant reçu à pénalité | Pénalité | Versement | Total |
|---|---|---|---|---|---|
| | | $ | $ | $ | $ |

... CONTREPARTIE REÇUE

| | Oui | Non |
|---|---|---|
| • Existe-t-il une convention écrite concernant ce transfert ? | ☑ | ☐ |
| • Le montant convenu relativement à l'un des biens transférés est-il fondé sur la juste valeur marchande au jour de l'évaluation (jour E, c'est-à-dire le 31 décembre 1971) ? S/O | ☐ | ☐ |
| • Si oui, y a-t-il une estimation officielle du bien au jour E ? S/O | ☐ | ☐ |
| • Un choix a-t-il été exercé en vertu de l'article 72 de la Loi concernant l'application de la Loi sur les impôts (L.R.Q., c. I-4) par le cédant ou en son nom au moyen du formulaire DT-72 Choix concernant la juste valeur marchande des immobilisations au jour de l'évaluation ? | ☐ | ☐ |
| • Une disposition concernant le rajustement du prix s'applique-t-elle à l'un des biens ? | ☐ | ✓ |
| • À l'exception du cédant, est-ce qu'une personne détient des actions du cessionnaire de n'importe quelle catégorie ou contrôle directement ou indirectement la corporation du cessionnaire ? | ☑ | ☐ |
| • Dans le cas d'un roulement entre corporations ayant un lien de dépendance, le cédant a-t-il transféré tous ses biens, ou presque tous (90 % ou plus), en faveur du cessionnaire ? S/O | ☐ | ☐ |
| • Le cédant est-il un résident du Canada ? | ☑ | ☐ |
| • Si les biens transférés comprennent des biens en immobilisations, | | |
| a) ont-ils été détenus sans interruption depuis le jour E ? S/O | ☐ | ☐ |
| b) ont-ils été acquis après le jour E lors d'une transaction entre parties considérées comme ayant un lien de dépendance ? S/O | ☐ | ☑ |
| c) depuis le jour E, le cédant ou toute autre personne de qui des actions ont été acquises lors d'une transaction entre parties ayant un lien de dépendance, a-t-il reçu des dividendes sur lesquels il n'a pas d'impôt à payer en vertu de l'article 501 pour les actions visées par le transfert ? (Si oui, veuillez joindre une annexe et y donner le détail des montants et les dates où ils ont été reçus.) | ☐ | ☑ |

Si les actifs transférés incluaient des actions du capital-actions d'une corporation privée, veuillez remplir les lignes qui suivent.

Nom de la corporation: ANAPHARM INC.

Numéro d'enregistrement: ______ Capital versé des actions transférées (total) 2,267 $

Énumérez et décrivez les biens transférés en précisant leur juste valeur marchande à la date du transfert. La description et la juste valeur marchande de la contrepartie reçue doivent figurer vis-à-vis du bien en cause. Si l'espace est insuffisant, veuillez joindre une annexe présentée de la même façon. Lorsque le bien transféré représente un intérêt dans la société, joignez au présent formulaire une feuille avec le calcul du prix de base rajusté.

Tous les biens amortissables doivent être inscrits dans l'ordre selon lequel ils ont été aliénés. Il n'est pas nécessaire de produire les pièces à l'appui du présent choix à tous les renseignements fournis ci-dessous ainsi que de la méthode d'évaluation utilisée pour chaque bien aliéné. Cependant, les pièces mentionnées précédemment doivent être conservées et fournies sur demande en cas d'examen ultérieur.

Date de l'aliénation ou du transfert de tous les biens inscrits ci-dessous: Année 98 Mois 01 Jour 05 — Si certains biens sont aliénés à une date différente de celle indiquée ci-contre, veuillez utiliser un formulaire distinct.

| | Biens aliénés – Description | Limites du montant visé par le choix – Juste valeur marchande | Limites du montant visé par le choix – Autres | Montant convenu | Contrepartie reçue – Description | Contrepartie reçue – Juste valeur marchande (1) |
|---|---|---|---|---|---|---|
| Immobilisations à l'exception des biens amortissables | (Brève description) | $ | Voir note 1 $ | $ | | $ |
| | 170,000 ORD. CAT. B | 255,000 | 2,267 | 255,000 | 170,000 ORD. CAT. D | 255,000 |
| | (1) établi suivant le prix payé par SOFINOV, filiale de la Caisse de dépôt et placement du Québec. | | | | | |
| Biens amortissables | (Catégorie et description) | | Voir note 2 | | | |
| Immobilisations intangibles | (Détail) | | Voir note 3 | | | |
| Stocks | (Détail) | | (Coût indiqué) | | | |
| Autres | (Brève description) | | S/O | | | |
| | | | S/O | | | |
| Biens de ... | (Description) | | (Coût indiqué) | | | |

DESCRIPTION DES ACTIONS REÇUES (Si l'espace est insuffisant, veuillez reproduire fidèlement, en annexe, ce tableau.)

| Nombre d'actions reçues par le cédant | Catégorie des actions | Valeur de rachat par action | Valeur fiscale du capital versé | S'agit-il d'actions donnant droit de vote ? Oui | Non | S'agit-il d'actions rachetables au gré du détenteur ? Oui | Non |
|---|---|---|---|---|---|---|---|
| 170,000 | ORD. CAT. D | – $ | 2,267 $ | ☑ | ☐ | ☐ | ✓ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |

1. Prix de base rajusté, sujet à des rajustements en vertu des articles 255 à 257.
2. Le moins élevé du « coût du bien » et de la « partie non amortie du coût en capital » pour tous les biens de la catégorie.
3. Le moins élevé du « coût du bien » et de la « partie admise des immobilisations intangibles ». Celle-ci doit être multipliée
   - par 2,
   - ou par 4/3 si l'aliénation est effectuée
     - par une corporation après le début du 1er exercice financier commençant après juin 1988
     - ou, dans les autres cas, après le début du 1er exercice financier commençant après 1987

TP-518 92 08

...u du Revenu

# CHOIX RELATIF À L'ALIÉNATION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE CORPORATION CANADIENNE IMPOSABLE

...formulaire s'adresse au contribuable (le cédant) et à la corporation canadienne imposable (le cessionnaire) qui exercent conjointement un choix ...vertu de l'article 518 de la Loi sur les impôts (L.R.Q., c. I-3) concernant l'application des règles du chapitre IV, lorsque le contribuable a aliéné, ...faveur de la corporation, un bien admissible visé à l'article 518.1, pour une contrepartie qui comprend une action du capital-actions de la ...poration.

...tel choix ne peut être exercé à l'égard d'un bien amortissable d'une catégorie prescrite lorsqu'il est aliéné dans les conditions visées à ...ticle 527.

...cédant doit produire le présent formulaire dûment rempli et les documents annexés, s'il y a lieu, en deux exemplaires. Lorsqu'il y a deux cédants ...plus qui font le choix visé à l'article 518 concernant le transfert du même bien (copropriété), ou deux membres ou plus de la même société qui ...un choix concernant le transfert de leur intérêt dans la société, un seul des cédants, celui de leur choix, doit produire un exemplaire pour chacun ...et un exemplaire pour le cessionnaire. Le cédant doit annexer aux formulaires une liste où figurent le nom, l'adresse et le numéro d'assurance ...ale (ou le numéro d'enregistrement dans le cas d'une corporation) de chaque cédant (y compris chaque membre d'une société, si le cédant ...une société, ou chaque membre d'une société qui est elle-même membre de la société cédante).

...ces documents doivent être produits dans le délai de déclaration de ces deux parties qui expire en premier pour l'année d'imposition au cours ...laquelle l'aliénation a eu lieu, au bureau du Ministère où le cédant produit normalement sa déclaration de revenus, séparément de celle-ci.

...articles et alinéas mentionnés dans ce formulaire sont ceux de la Loi sur les impôts (L.R.Q., c. I-3), sauf indication contraire.

...llez aussi remplir, au verso, la section **Détails concernant les biens aliénés et la contrepartie reçue.**



...NTIFICATION (écrivez en majuscules)

| | | Numéro d'assurance sociale (ou d'enregistrement) |
|---|---|---|
| Adresse complète | | |
| Année d'imposition du cédant : | du ______ 19 au ______ 19 | |
| | | Numéro d'e... |
| Adresse complète | | Code postal |
| Année d'imposition du cessionnaire : | du ______ 19 au ______ 19 | |

...de la personne avec qui le Ministère peut communiquer pour obtenir de plus amples renseignements — Ind. rég. Téléphone

...LITÉ POUR CHOIX EXERCÉ EN RETARD OU CHOIX MODIFIÉ

...hoix exercé dans les trois ans qui suivent l'échéance est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité ...ayé lors de la production du présent formulaire.

...hoix exercé après ces trois ans, ou un choix modifié, est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité ...ayé lors de la production du présent formulaire et si le Ministre estime que, compte tenu des circonstances, il est juste et équitable de ...ettre un tel choix. Dans ce cas, une lettre précisant les raisons du retard ou de la modification du choix initial doit accompagner le formulaire.

...ut de la pénalité

...ntant est égal au résultat le moins élevé des deux calculs suivants :

25 % X [Juste valeur marchande du bien transféré moins montant convenu dans le choix ou le choix modifié] X [Nombre de mois ou fraction de mois de retard]

...moins élevé de i) et ii) :
5 000 $
100 $ x nombre de mois ou fraction de mois de retard

S'il s'agit d'un choix modifié, indiquez la date du choix antérieur A M J

S'il s'agit d'un choix exercé en retard, donnez le montant de la pénalité ______ $.

...ET ATTESTATION

...ntribuable et la corporation canadienne susmentionnée exercent un choix relativement aux biens décrits au verso, en vertu de l'article 518 ...de la Loi sur les impôts.

...attestons que les renseignements fournis sur ce formulaire et dans tous les documents annexés sont exacts et complets.

...ature du cédant ou de la personne autorisée ______ et ______ NANNIFIRM INC. per: [signature]

Signature de la personne autorisée à signer pour la corporation — Date

MARC LEBEL

Fonction — (418) 527-2525 Téléphone

...et une copie de l'autorisation.

...VÉ AU MINISTÈRE

| ...te de réception (mois, jour) | Autorisation | Montant sujet à pénalité | Pénalité | Versement | Total |
|---|---|---|---|---|---|
| | | $ | $ | | |

Formulaire prescrit par le sous-ministre du Revenu du Québec

* Confidential portions omitted and filed separately with the Commission

| | Oui | Non |
|---|---|---|
| Existe-t-il une convention écrite concernant ce transfert ? | ☑ | ☐ |
| Le montant convenu relativement à l'un des biens transférés est-il fondé sur la juste valeur marchande au jour de l'évaluation (jour E, c'est-à-dire le 31 décembre 1971) ? S/O | ☐ | ☐ |
| Si oui, y a-t-il une estimation officielle du bien au jour E ? S/O | ☐ | ☐ |
| Un choix a-t-il été exercé en vertu de l'article 72 de la Loi concernant l'application de la Loi sur les impôts (L.R.Q., c. I-4) par le cédant ou en son nom, au moyen du formulaire DT-72, Choix concernant la juste valeur marchande des immobilisations au jour de l'évaluation ? | ☐ | ☑ |
| Une disposition concernant le rajustement du prix s'applique-t-elle à l'un des biens ? | ☐ | ☑ |
| À l'exception du cédant, est-ce qu'une personne détient des actions du cessionnaire ou n'importe quelle catégorie ou contrôle directement ou indirectement la corporation du cessionnaire ? | ☑ | ☐ |
| Dans le cas d'un roulement entre corporations ayant un lien de dépendance, le cédant a-t-il transféré tous les biens, ou presque tous (90 % ou plus), en faveur du cessionnaire ? S/O | ☐ | ☐ |
| Le cédant est-il un résident du Canada ? | ☑ | ☐ |
| Si les biens transférés comprennent des biens en immobilisations : | | |
| a) ont-ils été détenus sans interruption depuis le jour E ? S/O | ☐ | ☐ |
| b) ont-ils été acquis après le jour E lors d'une transaction entre parties considérées comme ayant un lien de dépendance ? S/O | ☐ | ☐ |
| c) depuis le jour E, le cédant ou toute autre personne de qui des actions ont été acquises lors d'une transaction entre parties ayant un lien de dépendance, a-t-il reçu des dividendes sur lesquels il n'a pas d'impôt à payer en vertu de l'article 501 pour les actions visées par le transfert ? (Si oui, veuillez joindre une annexe et y donner le détail des montants et les dates où ils ont été reçus.) | ☐ | ☑ |

Si les actifs transférés incluaient des actions du capital-actions d'une corporation privée, veuillez remplir les lignes qui suivent.

Nom de la corporation : ANAPHARM INC.

Numéro d'enregistrement : ______ Capital versé des actions transférées (total) ______ $

Énumérez et décrivez les biens transférés en précisant leur juste valeur marchande à la date du transfert. La description et la juste valeur marchande de la contrepartie reçue doivent figurer vis-à-vis du bien en cause. Si l'espace est insuffisant, veuillez joindre une annexe présentée de la même façon. Lorsque le bien transféré est un intérêt dans la société, joignez au présent formulaire une feuille avec le calcul du prix de base rajusté.

Les biens amortissables doivent être inscrits dans l'ordre selon lequel ils ont été aliénés. Il n'est pas nécessaire de produire les pièces à l'appui du présent choix, tous les renseignements inscrits ci-dessous ainsi que de la méthode d'évaluation utilisée pour chaque bien aliéné. Cependant, les pièces justificatives pertinentes doivent être conservées et fournies sur demande en cas d'examen ultérieur.

| Date de l'aliénation ou du transfert de tous les biens inscrits ci-dessous | Année 97 | Mois 11 | Jour 23 | Si certains biens sont aliénés à une date différente de celle indiquée ci-contre, veuillez utiliser un formulaire distinct. |
|---|---|---|---|---|

| | Biens aliénés | | | | Contrepartie reçue | |
|---|---|---|---|---|---|---|
| | Description | Limites du montant visé par le choix: Juste valeur marchande | Autres | Montant convenu | Description | Juste valeur marchande (1) |
| À l'exception des biens amortissables | (Brève description) X | $ X | Voir note 1 $ X | $ X | X | $ X |
| Amortissables | Description et catégorie de biens | | Voir note 2 | | | |
| Admissibles | (Genre) | | Voir note 3 | | | |
| … | (Genre) | | (Coût indiqué) | | | |
| Inventaire | (Brève description) | | S/O | | | |
| | | | S/O | | | |
| Autres | (Description) | | (Coût indiqué) | | | |

DESCRIPTION DES ACTIONS REÇUES (Si l'espace est insuffisant, veuillez reproduire fidèlement, en annexe, ce tableau.)

| Nombre d'actions reçues par le cédant | Catégorie des actions | Valeur de rachat par action | Valeur totale du capital versé | S'agit-il d'actions donnant droit de vote ? Oui | Non | S'agit-il d'actions rachetables au gré du détenteur ? Oui | Non |
|---|---|---|---|---|---|---|---|
| X | X | $ X | X | ☑ | ☐ | ☐ | ☑ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |

1. Prix de base rajusté, sujet à des rajustements en vertu des articles 255 à 257.
2. Le moins élevé du « coût du bien » et de la « partie non amortie du coût en capital » pour tous les biens de la catégorie.
3. Le moins élevé du « coût du bien » et du « montant admissible des immobilisations admissibles ». Celui-ci doit être multiplié
 - par 2
 - ou par 4/3 si l'aliénation est effectuée
   par une corporation après le début du 1er exercice financier commençant après juin 1988,
 - ou, dans les autres cas, après le début du 1er exercice financier commençant après 1987

* Confidential portions omitted and filed separately with the Commission

# CHOIX CONCERNANT LA DISPOSITION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE SOCIÉTÉ CANADIENNE IMPOSABLE

À L'USAGE DU MINISTÈRE SEULEMENT

- La T2057 est la formule que doivent remplir un contribuable et une société canadienne imposable qui font un choix conjoint en vertu du paragraphe 85(1), lorsque le contribuable a dispose, en faveur de la société, d'un bien admissible selon la définition du paragraphe 85(1.1) et a reçu en contrepartie des actions de cette société, quelle que soit la catégorie.
- Les formules faisant état de l'exercice d'un choix et, s'il y a lieu, les pièces connexes doivent être produites comme suit:
  (1) un exemplaire par le cédant (lorsque deux cédants ou plus font un choix concernant le transfert du même bien (copropriété) ou que deux membres ou plus de la même société de personnes font un choix concernant le transfert de leurs participations dans la société de personnes, un seul cédant, désigné pour la chose, doit produire simultanément un exemplaire pour chaque cédant avec une liste de tous les cédants qui font le choix concerné ... sur laquelle doivent figurer l'adresse et le numéro d'assurance sociale ou numéro de compte de chaque cédant);
  (2) au plus tard à la date qui survient la première parmi les dates auxquelles une des parties au choix doit produire une déclaration de revenu pour l'année d'imposition pendant laquelle la transaction a eu lieu compte tenu de tout choix fait en vertu du paragraphe 25(1) et du paragraphe 99(2) (date d'échéance);
  (3) au centre fiscal où le cédant produit normalement sa déclaration de revenus. (lorsque deux copropriétaires ou plus ou que deux membres ou plus d'une société de personnes font un choix comme il est indiqué au point (1), les formules de choix doivent être produites au centre fiscal du cessionnaire où elles seront traitées en bloc);
  (4) Séparément de toute déclaration de revenus (vous pouvez le produire avec une déclaration dans une même enveloppe, mais ne pas l'insérer dans la déclaration et ni l'attacher à celle-ci).
- Les articles et paragraphes mentionnés dans la présente formule proviennent de la *Loi de l'impôt sur le revenu*.

| Nom du contribuable (cédant) (en lettres moulées) | Nº d'assurance sociale ou Nº de compte de société |
|---|---|
| [X] | [X] |
| Adresse | Code postal / Bureau de district d'impôt |
| Année d'imposition du contribuable — Pour la période du ______ 19__ au ______ 19__ | |

| Nom du copropriétaire, s'il y a lieu (s'il y en a plus d'un, joignez une liste contenant les mêmes renseignements) | Numéro d'assurance sociale |
|---|---|
| | |
| Adresse | Code postal / Bureau de district d'impôt |

| Raison sociale de la société (cessionnaire) | Numéro de compte |
|---|---|
| ANAPHARM INC. | 1-38 4551 40RC |
| Adresse: 2050 BOUL RENÉ-LÉVESQUE O., 5e ÉTAGE, STE-FOY | Code postal: G1V 2K8 — Bureau de district d'impôt: QC |
| Année d'imposition de la société — Pour la période du 1/6 19 97 au 31/5 19 98 | |
| Nom de la personne à contacter pour des renseignements supplémentaires: [X] | Ind. régional: [X] — Numéro de téléphone: [X] |

## PÉNALITÉ POUR LES CHOIX TARDIFS ET MODIFIÉS

Les choix produits après la date d'échéance ou les choix modifiés sont soumis à une pénalité pour production tardive conformément au paragraphe 85(8).

À L'USAGE DU MINISTÈRE SEULEMENT

Calcul de la pénalité :

Juste valeur marchande du bien transféré . . . . . . ______ $

Moins : Somme convenue . . . . . . ______

Différence . . . . . . ______ $ a)

Montant a) ______ $ X 1/4 X 1 % X N . . . . = ______ $ b)

100 $ X N . . . . = ______ $ c)

<<N>> représentant le nombre de mois ou parties de mois dans la période allant de la date d'échéance à la date de production du choix et «N» ne pouvant pas dépasser 8 000 $.

La pénalité correspond au moindre des montants b) et c) ci-dessus . . . ______ $

Si une pénalité est payable, il faut faire un chèque ou un mandat à l'ordre du Receveur général. Il faut indiquer <<T2057>> sur la pièce de versement ainsi que l'année d'imposition, le nom et le numéro d'assurance sociale (ou le numéro de compte dans le cas où le cédant est une société) du contribuable dont le compte doit être crédité.

Les sommes impayées, y compris les pénalités pour production tardive, sont assujetties à des intérêts composés quotidiennement au taux prescrit.

Somme ci-incluse ______ $

(à suivre)

(English on reverse)

* Confidential portions omitted and filed separately with the Commission

... contrepartie reçue doivent figurer en regard du bien transféré. Si les biens transférés sont une participation dans une société de personnes, annexer un tableau du calcul du prix de base rajusté. Faute d'espace sur la T2057, signez une feuille qui suit la même présentation. Pour chaque bien amortissable, il faut désigner l'ordre de disposition. Il faut avoir les pièces à l'appui de l'ordre désigné, les documents relatifs aux réponses aux questions ci-après et une brève description de la méthode de calcul de la juste valeur marchande de chaque bien. Il n'est pas nécessaire de produire ici ces documents, mais il faut les conserver pour pouvoir les produire sur demande.

| Question | Non | Oui |
|---|---|---|
| Y a-t-il une entente écrite concernant le transfert? | ☐ | ☑ |
| L'un des biens est-il visé par une clause de rajustement du prix? (Pour plus de précisions, voir la version la plus récente du bulletin IT-169.) | ☑ | ☐ |
| Y a-t-il d'autres personnes que le contribuable qui détiennent des actions d'une catégorie du capital-actions du cessionnaire ou qui exercent sur de telles actions une emprise, directement ou indirectement? | ☐ | ☑ |
| S'il y a roulement entre société ayant un lien de dépendance, les biens du contribuable ont-ils tous ou presque tous (au moins 90 %) été transférés à la société? S/O | ☐ | ☐ |
| Le contribuable est-il un non-résident du Canada? | ☑ | ☐ |
| Les biens transférés comprennent-ils des immobilisations? | ☐ | ☑ |
| Dans l'affirmative : | | |
| La somme convenue à l'égard d'un des biens transférés repose-t-elle sur une estimation de la juste valeur marchande au jour de l'évaluation? S/O | ☐ | ☐ |
| Si oui, existe-t-il un rapport officiel faisant état de la valeur au jour de l'évaluation? S/O | ☐ | ☐ |
| a) Les biens ont-ils été détenus sans interruption depuis le jour de l'évaluation? | ☐ | ☐ |
| b) Ont-ils été acquis après le jour de l'évaluation dans une opération considérée comme comportant un lien de dépendance? | ☐ | ☐ |
| c) Depuis le jour de l'évaluation, le contribuable ou une autre personne de qui des actions ont été acquises dans une opération comportant un lien de dépendance ont-ils reçu des dividendes visés par le paragraphe 83(1) à l'égard des actions transférées? (Dans l'affirmative, préciser les montants et les dates et annexer un tableau.) | ☑ | ☐ |
| Un choix selon le paragraphe 26(7) des *Règles concernant l'application de l'impôt sur le revenu* (formule T2075) a-t-il été produit par le contribuable ou en son nom? | ☑ | ☐ |

Si les biens transférés comprennent des actions du capital-actions d'une société privée, donner les renseignements suivants :

| Raison sociale de la société | Numéro de compte | Capital versé des actions transférées |
|---|---|---|
| NAPHARM INC. | | [*] $ |

## DESCRIPTION DES ACTIONS REÇUES

| Nombre d'actions reçues par le cédant | Catégorie | Valeur de rachat par action | Valeur fiscale du capital versé | Avec ou sans droit de vote | Rachetables au gré du détenteur? |
|---|---|---|---|---|---|
| [*] | [*] | [*] | [*] | [*] | ☐ Oui ☑ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |

## NOTES INFORMATIVES

- Lorsque le paragraphe 85(5.1) s'applique à la disposition d'un bien amortissable, un choix en vertu du paragraphe 85(1) ne peut pas être fait.
- Les règles concernant les choix visés par l'article 85 sont complexes. Les explications essentielles se trouvent dans la circulaire d'information 76-19 et dans les bulletins d'interprétation IT-169, IT-172, IT-291 et IT-378.
- Pour que ce choix soit valide, la formule, y compris le questionnaire, doit être remplie. Si elle est incomplète, le choix sera considéré comme non valide, et tout choix produit par la suite sera assujetti à une pénalité pour production tardive.
- Lorsque la formule T2057 est produite dans les trois ans après la date d'échéance, le choix est réputé avoir été exercé à temps si le montant estimatif de la pénalité applicable est payé sur production du choix.
- Un choix modifié ou un choix produit plus de trois ans après la date d'échéance peut, dans certaines circonstances, être accepté et réputé avoir été exercé à temps si le montant estimatif de la pénalité prévue au paragraphe 85(8) est payé sur production du choix. En pareil cas, une lettre expliquant pourquoi le choix est modifié ou tardif doit être soumise à l'appréciation du Ministre avec la formule.

* Confidential portions omitted and filed separately with the Commission

Date de la vente ou du transfert de tous les biens inscrits ci-dessus | Jour | Mois | Année | Remarque : Remplir une nouvelle T2057 lorsque la date de la vente ou du transfert est différente de celle-ci

| | Bien dont il a été disposé | | | Somme convenue B | Déclarer B - A Si B - A > 0 voir note 4 | Contrepartie reçue | | |
|---|---|---|---|---|---|---|---|---|
| | Description | Limites relatives à la somme choisie — Juste valeur marchande | A | | | Autre que des actions — Description | Actions — Nombre et catégorie | Juste valeur marchande |
| Immobilisations à l'exception des biens amortissables | | | (Voir note 1) | | | | | |
| Biens amortissables | (Description et catégorie prescrite) | | (Voir note 2) | | | | | |
| Immobilisations admissibles | (Genre) | | (Voir note 3) | | | | | |
| Inventaire à l'exception des biens immeubles | (Genre) | | (Coût indiqué) | | | | | |
| Avoirs miniers | (Brève description légale) | | ZERO | | | | | |
| | | | ZERO | | | | | |
| Valeurs ou titres de créance | (Description) | | (Coût indiqué) | | | | | |

Note 1 Prix de base rajusté (assujetti à rajustement selon l'article 53).

Note 2 Le moindre de la fraction non amortie du coût en capital pour tous les biens de la catégorie et le coût du bien.

Note 3 Le moindre de 4/3 x par le montant cumulatif des immobilisations admissibles et le coût du bien. Utilisez "2" au lieu de "4/3" pour les dispositions effectuées pendant les années d'imposition commençant avant le 1er juillet 1988 dans le cas d'une société ou, pour les dispositions effectuées pendant les exercices financiers commençant avant le 1er janvier 1988 dans les autres cas.

Note 4 Déclarer ce montant comme un gain en capital ou comme un revenu, selon le cas.

Il y a des explications sur les limites ci-dessus dans le bulletin d'interprétation IT-291.

## CHOIX ET ATTESTATION

Par les présentes, le contribuable et la société font conjointement un choix en vertu du paragraphe 85(1) concernant les biens indiqués et attestent que les renseignements donnés ici et dans tous les documents annexés sont exacts et complets en autant qu'ils sachent, sauf erreur.

ANAPHARM INC.
Par:

Signature du cédant,* d'un dirigeant autorisé ou d'une personne autorisée* et Signature d'un dirigeant autorisé du cessionnaire — MARC LEBEL — Date

* Annexez une copie de l'autorisation

Imprimé au Canada

* Confidential portions omitted and filed separately with the Commission

BEST AVAILABLE COPY

# CHOIX RELATIF À L'ALIÉNATION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE CORPORATION CANADIENNE IMPOSABLE

ormulaire s'adresse au contribuable (le cédant) et à la corporation canadienne imposable (le cessionnaire) qui exercent conjointement un choix ... de l'article 518 de la Loi sur les impôts (L.R.Q., c. I-3) concernant l'application des règles du chapitre IV, lorsque le contribuable a aliéné ... avant de la corporation, un bien admissible visé à l'article 518.1, pour une contrepartie qui comprend une action du capital-actions de la ...oration.

...el choix ne peut être exercé à l'égard d'un bien amortissable d'une catégorie prescrite lorsqu'il est aliéné dans les conditions visées à ...cle 527.1.

...dant doit produire le présent formulaire dûment rempli et les documents annexés, s'il y a lieu, en deux exemplaires. Lorsqu'il y a deux cédants ... qui font le choix visé à l'article 518 concernant le transfert du même bien (copropriété), ou deux membres ou plus de la même société qui ... choix concernant le transfert de leur intérêt dans la société, un seul des cédants, celui de leur choix, doit produire un exemplaire pour chacun ... et un exemplaire pour le cessionnaire. Le cédant doit annexer aux formulaires une liste où figurent le nom, l'adresse et le numéro d'assurance ... (ou le numéro d'enregistrement dans le cas d'une corporation) de chaque cédant (y compris chaque membre d'une société, si le cédant ... société, ou chaque membre d'une société qui est elle-même membre de la société cédante).

...ces documents doivent être produits dans le délai de déclaration de ces deux parties qui expire en premier pour l'année d'imposition au cours ... quelle l'aliénation a eu lieu, au bureau du Ministère où le cédant produit normalement sa déclaration de revenus, séparément de celle-ci.

...ticles et alinéas mentionnés dans ce formulaire sont ceux de la Loi sur les impôts (L.R.Q., c. I-3), sauf indication contraire.

...ez aussi remplir, au verso, la section Détails concernant les biens aliénés et la contrepartie reçue.

## ...TIFICATION (écrivez en majuscules)

Nom — [X] — Numéro d'assurance sociale (ou d'enregistrement) — [X]

Adresse complète — Code postal

Année d'imposition du cédant: du ... au ...

Nom de la corporation: ANAPHARM INC. — Numéro d'enregistrement: 9-2248 0 7 7 7 0

Adresse complète: 2050, BOUL RENÉ-LÉVESQUE O., 5e ÉTAGE, STE-FOY — Code postal: G1V 2K8

Année d'imposition du cessionnaire: du 1/6 1997 au

...de la personne avec qui le Ministère peut communiquer pour obtenir de plus amples renseignements [X] — Ind. rég. Téléphone [X]

## ...ITE POUR CHOIX EXERCÉ EN RETARD OU CHOIX MODIFIÉ

...oix exercé dans les trois ans qui suivent l'échéance est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité ...yé lors de la production du présent formulaire.

...oix exercé après ces trois ans, ou un choix modifié, est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité ...yé lors de la production du présent formulaire et si le Ministre estime que, compte tenu des circonstances, il est juste et équitable de ...ttre un tel choix. Dans ce cas, une lettre précisant les raisons du retard ou de la modification du choix initial doit accompagner le formulaire.

...l de la pénalité

...nalité est égale au résultat le moins élevé des deux calculs suivants :

5 % x [Juste valeur marchande du bien transféré moins montant convenu dans le choix ou le choix modifié] x [Nombre de mois ou fraction de mois de retard]

...moins élevé de i) et ii) :
...5 000 $
...100 $ x nombre de mois ou fraction de mois de retard

...s'il s'agit d'un choix modifié, indiquez la date du choix antérieur: A M J

...s'il s'agit d'un choix exercé en retard, donnez le montant de la pénalité ______ $.

## ...ET ATTESTATION

...ntribuable et la corporation canadienne susmentionnée exercent un choix relativement aux biens décrits au verso, en vertu de l'article 518 ...oi sur les impôts.

...testons que les renseignements fournis sur ce formulaire et dans tous les documents annexés sont exacts et complets.

[X] ... et ... ANAPHARM INC. par: [signature] Signature de la personne autorisée à signer pour la corporation* MARC LEBEL [X]

Téléphone (418) 527-2525 Téléphone

...z une copie de l'autorisation.

## ...É AU MINISTÈRE

| ...te de réception (mois, jour) | Autorisation | Montant sujet à pénalité | Pénalité | Versement | Total |
|---|---|---|---|---|---|
| | | $ | $ | $ | $ |

Formulaire établi par le ministère du Revenu du Québec

* Confidential portions omitted and filed separately with the Commission

DÉTAILS CONCERNANT LES BIENS ALIÉNÉS (TRANSFÉRÉS) ET LA CONTREPARTIE REÇUE

| | Oui | Non |
|---|---|---|
| • Existe-t-il une convention écrite concernant ce transfert ? | ☑ | ☐ |
| • Le montant convenu relativement à l'un des biens transférés est-il fondé sur la juste valeur marchande au jour de l'évaluation (jour E, c'est-à-dire le 31 décembre 1971) ? S/O | ☐ | ☐ |
| • Si oui, y a-t-il une estimation officielle du bien au jour E ? S/O | ☐ | ☐ |
| • Un choix a-t-il été exercé en vertu de l'article 72 de la Loi concernant l'application de la Loi sur les impôts (L.R.Q., c. I-4) par le cédant ou en son nom, au moyen du formulaire DT-72 Choix concernant la juste valeur marchande des immobilisations au jour de l'évaluation ? | ☐ | ☐ |
| • Une disposition concernant le rajustement du prix s'applique-t-elle à l'un des biens ? | ☐ | ☐ |
| • À l'exception du cédant, est-ce qu'une personne détenant des actions du cessionnaire ou n'importe quelle catégorie ou contrôle directement ou indirectement la corporation du cessionnaire ? | ☑ | ☐ |
| • Dans le cas d'un roulement entre corporations ayant un lien de dépendance, le cédant a-t-il transféré tous les biens, ou presque tous (90 % ou plus), en faveur du cessionnaire ? S/O | ☐ | ☐ |
| • Le cédant est-il un résident du Canada ? | ☑ | ☐ |
| • Si les biens transférés comprennent des biens en immobilisations : | | |
| a) ont-ils été détenus sans interruption depuis le jour E ? S/O | ☐ | ☐ |
| b) ont-ils été acquis après le jour E lors d'une transaction entre parties considérées comme ayant un lien de dépendance ? S/O | ☐ | ☐ |
| c) depuis le jour E, le cédant ou toute autre personne de qui des actions ont été acquises lors d'une transaction entre parties ayant un lien de dépendance a-t-il reçu des dividendes sur lesquels il n'a pas d'impôt à payer en vertu de l'article 501 pour les actions visées par le transfert ? (Si oui, veuillez joindre une annexe et y donner le détail des montants et les dates où ils ont été reçus.) | ☐ | ☑ |

• Si les actifs transférés incluaient des actions du capital-actions d'une corporation privée, veuillez remplir les lignes qui suivent

Nom de la corporation : ANDRIVARM INC.

Numéro d'enregistrement ________ Capital versé des actions transférées (total) [X] $

Énumérez et décrivez les biens transférés en précisant leur juste valeur marchande à la date du transfert. La description et la juste valeur marchande de la contrepartie reçue doivent figurer vis-à-vis du bien en cause. Si l'espace est insuffisant, veuillez joindre une annexe présentée de la même façon. Lorsque le bien transféré constitue un intérêt dans une société, joignez au présent formulaire une feuille avec le calcul du prix de base rajusté.

Tous les biens amortissables doivent être inscrits dans l'ordre selon lequel ils ont été aliénés. Il n'est pas nécessaire de produire les pièces à l'appui du présent choix, mais les renseignements fournis ci-dessous ainsi que la méthode d'évaluation utilisée pour chaque bien aliéné. Cependant, les pièces justificatives ou documents doivent être conservées et fournies sur demande en cas d'examen ultérieur.

| Date de l'aliénation ou du transfert de tous les biens inscrits ci-dessous | [X] | Si certains biens sont aliénés à une date différente de celle indiquée ci-contre, veuillez utiliser un formulaire distinct. |
|---|---|---|

| | Biens aliénés – Description | Limites du montant visé par le choix – Juste valeur marchande | Limites du montant visé par le choix – Autres | Montant convenu | Contrepartie reçue – Description | Contrepartie reçue – Juste valeur marchande (1) |
|---|---|---|---|---|---|---|
| Immobilisations non amortissables et actions des biens amortissables | (Brève description) | $ | (Voir note 1) $ | $ | | $ |
| | [X] | [X] | [X] | [X] | [X] | |
| Biens amortissables | (Description et catégorie indiquée) | | (Voir note 2) | | | |
| | | | | | | |
| Immobilisations intangibles | (Détail) | | (Voir note 3) | | | |
| | | | | | | |
| Stocks | (Détail) | | (Coût indiqué) | | | |
| | | | | | | |
| Biens mixtes | (Brève description) | | S/O | | | |
| | | | S/O | | | |
| Autres | (Indiquez) | | (Coût indiqué) | | | |
| | | | | | | |

DESCRIPTION DES ACTIONS REÇUES (Si l'espace est insuffisant, veuillez reproduire intégralement, en annexe, ce tableau.)

| Nombre d'actions reçues par catégorie | Catégorie des actions | Valeur de rachat par action | Valeur attribuée au capital versé | S'agit-il d'actions donnant droit de vote ? Oui | Non | S'agit-il d'actions ... ? Oui | Non |
|---|---|---|---|---|---|---|---|
| [X] | [X] | [X] $ | [X] $ | ☑ | ☐ | ☐ | ☑ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |

(1) Prix de base rajusté, sujet à des rajustements en vertu des articles 255 à 257.
(2) Le moins élevé du « coût du bien » et de la « partie non amortie du coût en capital » pour tous les biens de la catégorie.
(3) Le moins élevé du « coût du bien » et de la « partie admise des immobilisations intangibles ». Celle-ci doit être multipliée
• par 2
• ou par 4/3 si l'aliénation est effectuée
– par une corporation après le début du 1er exercice financier commençant après juin 1988,
– ou, dans les autres cas, après le début du 1er exercice financier commençant après 1987.

* Confidential portions omitted and filed separately with the Commission

Canada Canada

# CHOIX CONCERNANT LA DISPOSITION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE SOCIÉTÉ CANADIENNE IMPOSABLE

- La T2057 est la formule que doivent remplir un contribuable et une société canadienne imposable qui font un choix conjoint en vertu du paragraphe 85(1), lorsque le contribuable a disposé, en faveur de la société, d'un bien admissible selon la définition du paragraphe 85(1.1) et a reçu en contrepartie des actions de cette société, quelle que soit la catégorie.
- Les formules faisant état de l'exercice d'un choix et, s'il y a lieu, les pièces connexes doivent être produites comme suit :
  (1) un exemplaire par le cédant (lorsque deux cédants ou plus font un choix concernant le transfert du même bien (copropriété), ou que deux membres ou plus de la même société de personnes font un choix concernant le transfert de leurs participations dans la société de personnes, un seul cédant, désigné pour la chose, doit produire simultanément un exemplaire pour chaque cédant avec une liste de tous les cédants qui font le choix concerné. La liste doit indiquer l'adresse et le numéro d'assurance sociale ou numéro de compte de chaque cédant);
  (2) au plus tard à la date qui survient la première parmi les dates auxquelles une des parties au choix doit produire une déclaration de revenu pour l'année d'imposition pendant laquelle la transaction a eu lieu compte tenu de tout choix fait en vertu du paragraphe 25(1) et du paragraphe 99(2) (date d'échéance);
  (3) au centre fiscal où le cédant produit normalement sa déclaration de revenus. (lorsque deux copropriétaires ou plus ou que deux membres ou plus d'une société de personnes font un choix comme il est indiqué au point (1), les formules de choix doivent être produites au centre fiscal du cessionnaire où elles seront traitées en bloc);
  (4) **Séparément** de toute déclaration de revenus (vous pouvez la produire avec une déclaration dans une même enveloppe, mais ne pas l'insérer dans la déclaration et ni l'attacher à celle-ci).
- Les articles et paragraphes mentionnés dans la présente formule proviennent de la *Loi de l'impôt sur le revenu*.

À L'USAGE DU MINISTÈRE SEULEMENT

Nom du contribuable (cédant) (en lettres moulées): [ * ] | N° d'assurance sociale ou N° de compte de société: [ * ]

Adresse: [ * ] | Code postal: [ * ] | Bureau de district d'impôt

Année d'imposition du contribuable

Pour la période du [ * ] 19 ___ au [ * ] [ * ]

Nom du copropriétaire (s'il y a lieu) (s'il y en a plus d'un, joignez une liste contenant les mêmes renseignements) | Numéro d'assurance sociale

Adresse | Code postal | Bureau de district d'impôt

Raison sociale de la société (cessionnaire): ANAPHARM INC. | Numéro de compte: 1-28454 40RC

Adresse: 2050 BOUL. RENÉ-LÉVESQUE O. 5e ÉTAGE, STE-FOY | Code postal: G1V 2K8 | Bureau de district d'impôt: QC

Année d'imposition de la société

Pour la période du 1/6 19 97 au 31/5 19 98

Nom de la personne à contacter pour des renseignements supplémentaires: [ * ] [ * ] | Ind. régional: [ * ] | Numéro de téléphone: [ * ]

## PÉNALITÉ POUR LES CHOIX TARDIFS ET MODIFIÉS

Les choix produits après la date d'échéance ou les choix modifiés sont soumis à une pénalité pour production tardive conformément au paragraphe 85(8).

À L'USAGE DU MINISTÈRE SEULEMENT

Calcul de la pénalité :

Juste valeur marchande du bien transféré . . . . . . . . . . . . ________ $

Moins : Somme convenue . . . . . . . . . . . . . . . . . . ________

Différence . . . . . . . . . . . . . . . . . . . . . . . . ________ $ a)

Montant a) ________ $ X 1/4 X 1 % X N . . . . . . . . = ________ $ b)

100 $ X N . . . . . . . . . . . . . . . . . . = ________ $ c)

<<N>> représentant le nombre de mois ou parties de mois dans la période allant de la date d'échéance à la date de production du choix et "c)" ne pouvant pas dépasser 8 000 $.

La pénalité correspond au moindre des montants b) et c) ci-dessus . . . ________ $

Si une pénalité est payable, il faut faire un chèque ou un mandat à l'ordre du Receveur général. Il faut indiquer <<T2057>> sur la pièce de versement ainsi que l'année d'imposition, le nom et le numéro d'assurance sociale (ou le numéro de compte dans le cas où le cédant est une société) du contribuable dont le compte doit être crédité.

Les sommes impayées, y compris les pénalités pour production tardive, sont assujetties à des intérêts composés quotidiennement au taux prescrit.

(à suivre)

* Confidential portions omitted and filed separately with the Commission

(au verso)

## RENSEIGNEMENTS EXIGÉS

À la page ci-contre, énumérez et décrivez les biens transférés et indiquez leur juste valeur marchande. La description et la juste valeur marchande de la contrepartie reçue doivent figurer en regard du bien transféré. Si les biens transférés sont une participation dans une société de personnes, annexer un tableau du calcul du prix de base rajusté. Faute d'espace sur la T2057, joignez une feuille qui suit la même présentation. Pour chaque bien amortissable, il faut désigner l'ordre de disposition. Il faut avoir les pièces à l'appui de l'ordre désigné, les documents relatifs aux réponses aux questions ci-après et une brève description de la méthode de calcul de la juste valeur marchande de chaque bien. Il n'est pas nécessaire de produire ici ces documents, mais il faut les conserver pour pouvoir les produire sur demande.

Y a-t-il une entente écrite concernant le transfert? ☐ Non ☑ Oui

L'un des biens est-il visé par une clause de rajustement du prix? (Pour plus de précisions, voir la version la plus récente du bulletin IT-169.) ☑ Non ☐ Oui

Y a-t-il d'autres personnes que le contribuable qui détiennent des actions d'une catégorie du capital-actions du cessionnaire ou qui exercent sur de telles actions une emprise, directement ou indirectement? ☐ Non ☑ Oui

S'il y a roulement entre société ayant un lien de dépendance, les biens du contribuable ont-ils tous ou presque tous (au moins 90 %) été transférés à la société? S/O ☐ Non ☐ Oui

Le contribuable est-il un non-résident du Canada? ☑ Non ☐ Oui

Les biens transférés comprennent-ils des immobilisations? ☐ Non ☑ Oui

Dans l'affirmative :

La somme convenue à l'égard d'un des biens transférés repose-t-elle sur une estimation de la juste valeur marchande au jour de l'évaluation? S/O ☐ Non ☐ Oui

Si oui, existe-t-il un rapport officiel faisant état de la valeur au jour de l'évaluation? S/O ☐ Non ☐ Oui

a) Les biens ont-ils été détenus sans interruption depuis le jour de l'évaluation? ☐ Non ☐ Oui

b) Ont-ils été acquis après le jour de l'évaluation dans une opération considérée comme comportant un lien de dépendance? ☐ Non ☐ Oui

c) Depuis le jour de l'évaluation, le contribuable ou une autre personne de qui des actions ont été acquises dans une opération comportant un lien de dépendance ont-ils reçu des dividendes visés par le paragraphe 83(1) à l'égard des actions transférées? (Dans l'affirmative, préciser les montants et les dates et annexer un tableau.) ☑ Non ☐ Oui

Un choix selon le paragraphe 26(7) des *Règles concernant l'application de l'impôt sur le revenu* (formule T2076) a-t-il été produit par le contribuable ou en son nom? ☑ Non ☐ Oui

Si les biens transférés comprennent des actions du capital-actions d'une société privée, donner les renseignements suivants :

| Raison sociale de la société | Numéro de compte | Capital versé des actions transférées |
|---|---|---|
| ANAPHARM INC. | | [*] $ |

## DESCRIPTION DES ACTIONS REÇUES

| Nombre d'actions reçues par le cédant | Catégorie | Valeur de rachat par action | Valeur fiscale du capital versé | Avec ou sans droit de vote | Participatives au gré du détenteur? |
|---|---|---|---|---|---|
| [*] | [*] | [*] | [*] | [*] | ☐ Oui ☑ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |

## NOTES INFORMATIVES

- Lorsque le paragraphe 85(5.1) s'applique à la disposition d'un bien amortissable, un choix en vertu du paragraphe 85(1) ne peut pas être fait.
- Les règles concernant les choix visés par l'article 85 sont complexes. Les explications essentielles se trouvent dans la circulaire d'information 76-19 et dans les bulletins d'interprétation IT-169, IT-172, IT-291 et IT-378.
- Pour que ce choix soit valide, la formule, y compris le questionnaire, doit être remplie. Si elle est incomplète, le choix sera considéré comme non valide et tout choix produit par la suite sera assujetti à une pénalité pour production tardive.
- Lorsque la formule T2057 est produite dans les trois ans après la date d'échéance, le choix est réputé avoir été exercé à temps si le montant estimatif de la pénalité applicable est payé sur production du choix.
- Un choix modifié ou un choix produit plus de trois ans après la date d'échéance peut, dans certaines circonstances, être accepté et réputé avoir été exercé à temps si le montant estimatif de la pénalité prévue au paragraphe 85(8) est payé sur production du choix. En pareil cas, une lettre expliquant pourquoi le choix est modifié ou tardif doit être soumise à l'appréciation du Ministre avec la formule.

* Confidential portions omitted and filed separately with the Commission

| Date de la vente ou du transfert de tous les biens inscrits ci-dessous | Jour | Mois | Année | Remarque : Remplir une nouvelle T2057 chaque fois que la date de la vente ou du transfert est différente de celle-ci |
|---|---|---|---|---|
| | | | | |

| | Bien dont il a été disposé | | | | | Contrepartie reçue | | |
|---|---|---|---|---|---|---|---|---|
| | Description | Limites relatives à la somme choisie: Juste valeur marchande | Limites relatives à la somme choisie: A | Somme convenue B | Déclarer B - A Si B - A > 0, voir note 4 | Autre que des actions: Description | Actions: Nombre et catégorie | Juste valeur marchande |
| Immobilisations d'exception des biens amortissables | (Brève description légale) | | | | | | | |
| Biens amortissables | (Description et catégorie prescrite) | | (Voir note 2) | | | | | |
| Immobilisations admissibles | (Genre) | | (Voir note 3) | | | | | |
| Inventaire à l'exception des biens immeubles | (Genre) | | (Coût indiqué) | | | | | |
| Avoirs miniers | (Brève description légale) | | ZERO | | | | | |
| | | | ZERO | | | | | |
| Valeurs ou titres de créance | (Description) | | (Coût indiqué) | | | | | |

Note 1 Prix de base rajusté (assujetti à rajustement selon l'article 53).

Note 2 Le moindre de la fraction non amortie du coût en capital pour tous les biens de la catégorie et le coût du bien.

Note 3 Le moindre de 4/3 x par le montant cumulatif des immobilisations admissibles et le coût du bien. Utilisez "2" au lieu de "4/3" pour les dispositions effectuées pendant les années d'imposition commençant avant le 1er juillet 1988 dans le cas d'une société ou, pour les dispositions effectuées pendant les exercices financiers commençant avant le 1er janvier 1988 dans les autres cas.

Note 4 Déclarer ce montant comme un gain en capital ou comme un revenu, selon le cas.

Il y a des explications sur les limites ci-dessus dans le bulletin d'interprétation IT-291.

## CHOIX ET ATTESTATION

Par les présentes, le contribuable et la société font conjointement un choix en vertu du paragraphe 85(1) concernant les biens indiqués et attestent que les renseignements donnés ici et dans tous les documents annexes sont exacts et complets en autant qu'ils sachent, sauf erreur.

[X] ANAHEIM INC. PAR MARC LEBEL [X]

Signature du cédant ou d'un dirigeant autorisé ou d'une personne autorisée et Signature d'un dirigeant autorisé du cessionnaire Date

Imprimé au Canada

* Confidential portions omitted and filed separately with the Commission

| | Oui | Non |
|---|---|---|
| Existe-t-il une convention écrite concernant ce transfert ? | ☑ | ☐ |
| Le montant convenu relativement à l'un des biens transférés est-il fondé sur la juste valeur marchande au jour de l'évaluation (jour E, c'est-à-dire le 31 décembre 1971) ? S/O | ☐ | ☐ |
| Y a-t-il une estimation officielle du bien au jour E ? S/O | ☐ | ☐ |
| Un choix a-t-il été exercé en vertu de l'article 72 de la Loi concernant l'application de la Loi sur les impôts (L.R.Q., c. I-4) par le cédant ou en son nom, au moyen du formulaire DT-72, Choix concernant la juste valeur marchande des immobilisations au jour de l'évaluation ? | | |
| Une disposition concernant le rajustement du prix s'applique-t-elle à l'un des biens ? | ☐ | ☑ |
| À l'exception du cédant, est-ce qu'une personne détient des actions du cessionnaire de n'importe quelle catégorie ou contrôle directement ou indirectement la corporation du cessionnaire ? | ☑ | ☐ |
| Dans le cas d'un roulement entre corporations ayant un lien de dépendance, le cédant a-t-il transféré tous les biens, ou presque tous (90 % ou plus), en faveur du cessionnaire ? S/O | ☐ | ☐ |
| Le cédant est-il un résident du Canada ? | ☑ | ☐ |
| Si les biens transférés comprennent des biens en immobilisations : | | |
| a) ont-ils été détenus sans interruption depuis le jour E ? S/O | ☐ | ☐ |
| b) ont-ils été acquis après le jour E lors d'une transaction entre parties considérées comme ayant un lien de dépendance ? S/O | ☐ | ☐ |
| c) depuis le jour E, le cédant ou toute autre personne de qui des actions ont été acquises lors d'une transaction entre parties ayant un lien de dépendance, a-t-il reçu des dividendes sur lesquels il n'a pas d'impôt à payer en vertu de l'article 501 pour les actions visées par le transfert ? (Si oui, veuillez joindre une annexe et y donner le détail des montants et les dates où ils ont été reçus.) | ☐ | ☑ |

Si les actifs transférés incluent des actions du capital-actions d'une corporation privée, veuillez remplir les lignes qui suivent.

Nom de la corporation : ANAPHARM INC.

Numéro d'enregistrement ______ Capital versé des actions transférées (total) [X]* $

[...]mez et décrivez les biens transférés en précisant leur juste valeur marchande à la date du transfert. La description et la juste valeur marchande de la contrepartie [...] doivent figurer vis-à-vis du bien en cause. Si l'espace est insuffisant, veuillez joindre une annexe présentée de la même façon. Lorsque le bien transféré [...] un intérêt dans la société, joignez au présent formulaire une feuille avec le calcul du prix de base rajusté.

[...] les biens amortissables doivent être décrits dans l'ordre selon lequel ils ont été aliénés. Il n'est pas nécessaire de produire les pièces à l'appui du présent [...] tous les renseignements fournis ci-dessous ainsi que de la méthode d'évaluation utilisée pour chaque bien aliéné. Cependant, les pièces mentionnées [...] doivent être conservées et fournies sur demande en cas d'examen ultérieur.

[...]ate de l'aliénation ou du transfert de tous les biens inscrits ci-dessous [X]* — [Si cer]tains biens sont aliénés à une date différente de celle indiquée [ci-con]tre, veuillez utiliser un formulaire distinct.

| | Biens aliénés: Description | Calculs du montant visé par le choix: Juste valeur marchande | Calculs du montant visé par le choix: Autres | Montant convenu | Contrepartie reçue: Description | Contrepartie reçue: Juste valeur marchande (1) |
|---|---|---|---|---|---|---|
| À l'exception des biens amortissables | (Brève description) [X]* | $ [X]* | Voir note 1 $ [X]* | $ [X]* | [X]* | $ [X]* |
| [...] amortissables | | | Voir note 2 | | | |
| [...] intangibles | (Classe) | | Voir note 3 | | | |
| [...] | (Classe) | | (Coût indiqué) | | | |
| [...] inventaires | (Brève description) | | S/O | | | |
| | | | S/O | | | |
| [...] | (Description) | | (Coût indiqué) | | | |

[DESC]RIPTION DES ACTIONS REÇUES (Si l'espace est insuffisant, veuillez reproduire fidèlement, en annexe, ce tableau.)

| Nombre d'actions reçues par le cédant | Catégorie des actions | Valeur de l'avoir par action | Valeur reçue du capital versé | S'agit-il d'actions donnant droit de vote ? OUI | NON | S'agit-il d'actions rachetables au gré du détenteur ? OUI | NON |
|---|---|---|---|---|---|---|---|
| [X]* | [X]* | — $1 | [X]* $1 | ☑ | ☐ | ☐ | ☑ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |
| | | | | ☐ | ☐ | ☐ | ☐ |

1. Prix de base rajusté, sujet à des rajustements en vertu des articles 255 à 257.
2. Le moins élevé du « coût du bien » et de la « partie non amortie du coût en capital » pour tous les biens de la catégorie.
3. Le moins élevé du « coût du bien » et du « solde non amorti des immobilisations admissibles » — Celle-ci doit être multipliée
 - par 2
 - ou par 4/3 si l'aliénation est effectuée
   par une corporation après le début du 1er exercice financier commençant après juin 1988,
 - ou, dans les autres cas, après le début du 1er exercice financier commençant après 1987

* Confidential portions omitted and filed separately with the Commission

# CHOIX CONCERNANT LA DISPOSITION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE SOCIÉTÉ CANADIENNE IMPOSABLE

À L'USAGE DU MINISTÈRE SEULEMENT

- La T2057 est la formule que doivent remplir un contribuable et une société canadienne imposable qui font un choix conjoint en vertu du paragraphe 85(1), lorsque le contribuable a disposé, en faveur de la société, d'un bien admissible selon la définition du paragraphe 85(1.1) et a reçu en contrepartie des actions de cette société, quelle que soit la catégorie.
- Les formules faisant état de l'exercice d'un choix et, s'il y a lieu, les pièces connexes doivent être produites comme suit :
  - (1) un exemplaire par le cédant (lorsque deux cédants ou plus font un choix concernant le transfert du même bien (copropriété), ou que deux membres ou plus de la même société de personnes font un choix concernant le transfert de leurs participations dans la société de personnes, un seul cédant, désigné pour la chose, doit produire simultanément un exemplaire pour chaque cédant avec une liste de tous les cédants qui font le choix concerné — liste où doivent figurer l'adresse et le numéro d'assurance sociale ou numéro de compte de chaque cédant);
  - (2) au plus tard à la date qui survient la première parmi les dates auxquelles une des parties au choix doit produire une déclaration de revenu pour l'année d'imposition pendant laquelle la transaction a eu lieu compte tenu de tout choix fait en vertu du paragraphe 25(1) et du paragraphe 99(2) (date d'échéance);
  - (3) au centre fiscal où le cédant produit normalement sa déclaration de revenus. (lorsque deux copropriétaires ou plus ou que deux membres ou plus d'une société de personnes font un choix comme il est indiqué au point (1), les formules de choix doivent être produites au centre fiscal du cessionnaire où elles seront traitées en bloc);
  - (4) Séparément de toute déclaration de revenus (vous pouvez le produire avec une déclaration dans une même enveloppe, mais ne pas l'insérer dans la déclaration et ni l'attacher à celle-ci).
- Les articles et paragraphes mentionnés dans la présente formule proviennent de la *Loi de l'impôt sur le revenu.*

Nom du contribuable (cédant) (en lettres moulées): | Nº d'assurance sociale ou Nº de compte de société: [*]

Adresse: [*] | Code postal: [*] | Bureau de district d'impôt: [*]

Année d'imposition du contribuable

Pour la période du 1/1 19 98 au 31/12 19 98

Nom du copropriétaire, s'il y a lieu (s'il y en a plus d'un, joignez une liste contenant les mêmes renseignements) | Numéro d'assurance sociale

Adresse | Code postal | Bureau de district d'impôt

Raison sociale de la société (cessionnaire): ANAPHARM INC. | Numéro de compte: 1-384455 46 RC

Adresse: 2050 Boul. RENÉ-LÉVESQUE O., 5e ÉTAGE, STE-FOY | Code postal: G1V 2K8 | Bureau de district d'impôt: QC

Année d'imposition de la société

Pour la période du 1/6 19 97 au 31/5 19 98

Nom de la personne à contacter pour renseignements supplémentaires: [*] | Ind. régional: [*] | Numéro de téléphone: [*]

## PÉNALITÉ POUR LES CHOIX TARDIFS ET MODIFIÉS

Les choix produits après la date d'échéance ou les choix modifiés sont soumis à une pénalité pour production tardive conformément au paragraphe 85(8).

Calcul de la pénalité :

Juste valeur marchande du bien transféré . . . . . . . . . . . . . . . . . . . ________ $

Moins : Somme convenue . . . . . . . . . . . . . . . . . . . ________

Différence . . . . . . . . . . . . . . . . . . . . . . . ________ $ a)

Montant a) ________ $ X 1/4 X 1 % X N . . . . . . . . . . = ________ $ b)

100 $ X N . . . . . . . . . . . . . . . . . . . . . . . = ________ $ c)

<<N>> représentant le nombre de mois ou parties de mois dans la période allant de la date d'échéance à la date de production du choix et "c)" ne pouvant pas dépasser 8 000 $.

La pénalité correspond au moindre des montants b) et c) ci-dessus . . . ________ $

À L'USAGE DU MINISTÈRE SEULEMENT

Si une pénalité est payable, il faut faire un chèque ou un mandat à l'ordre du Receveur général. Il faut indiquer <<T2057>> sur la pièce de versement ainsi que l'année d'imposition, le nom et le numéro d'assurance sociale (ou le numéro de compte dans le cas où le cédant est une société) du contribuable dont le compte doit être crédité.

Les sommes impayées, y compris les pénalités pour production tardive, sont assujetties à des intérêts composés quotidiennement au taux prescrit.

Somme ci-incluse ________ $

(à suivre) (English on reverse)

* Confidential portions omitted and filed separately with the Commission

contrepartie reçue doivent figurer en regard du bien transféré. Si les biens transférés sont une participation dans une société de personnes, annexer un tableau du calcul du prix de base rajusté. Faute d'espace sur la T2057, joignez une feuille qui suit la même présentation. Pour chaque bien amortissable, il faut désigner l'ordre de disposition. Il faut avoir les pièces à l'appui de l'ordre désigné, les documents relatifs aux réponses aux questions ci-après et une brève description de la méthode de calcul de la juste valeur marchande de chaque bien. Il n'est pas nécessaire de produire ici ces documents, mais il faut les conserver pour pouvoir les produire sur demande.

Y a-t-il une entente écrite concernant le transfert? ☐ Non ☑ Oui

L'un des biens est-il visé par une clause de rajustement du prix? (Pour plus de précisions, voir la version la plus récente du bulletin IT-169.) ☑ Non ☐ Oui

Y a-t-il d'autres personnes que le contribuable qui détiennent des actions d'une catégorie du capital-actions du cessionnaire ou qui exercent sur de telles actions une emprise, directement ou indirectement? ☐ Non ☑ Oui

S'il y a roulement entre société ayant un lien de dépendance, les biens du contribuable ont-ils tous ou presque tous (au moins 90 %) été transférés à la société? S/O ☐ Non ☐ Oui

Le contribuable est-il un non-résident du Canada? ☑ Non ☐ Oui

Les biens transférés comprennent-ils des immobilisations? ☐ Non ☑ Oui

Dans l'affirmative :

La somme convenue à l'égard d'un des biens transférés repose-t-elle sur une estimation de la juste valeur marchande au jour de l'évaluation? S/O ☐ Non ☐ Oui

Si oui, existe-t-il un rapport officiel faisant état de la valeur au jour de l'évaluation? S/O ☐ Non ☐ Oui

a) Les biens ont-ils été détenus sans interruption depuis le jour de l'évaluation? ☐ Non ☐ Oui

b) Ont-ils été acquis après le jour de l'évaluation dans une opération considérée comme comportant un lien de dépendance? ☐ Non ☐ Oui

c) Depuis le jour de l'évaluation, le contribuable ou une autre personne de qui des actions ont été acquises dans une opération comportant un lien de dépendance ont-ils reçu des dividendes visés par le paragraphe 83(1) à l'égard des actions transférées? (Dans l'affirmative, préciser les montants et les dates et annexer un tableau.) ☑ Non ☐ Oui

Un choix selon le paragraphe 26(7) des *Règles concernant l'application de l'impôt sur le revenu* (formule T2076) a-t-il été produit par le contribuable ou en son nom? ☑ Non ☐ Oui

Si les biens transférés comprennent des actions du capital-actions d'une société privée, donner les renseignements suivants :

| Raison sociale de la société | Numéro de compte | Capital versé des actions transférées |
|---|---|---|
| NAPHARM INC. | | [crossed out] $ |

## DESCRIPTION DES ACTIONS REÇUES

| Nombre d'actions reçues par le cédant | Catégorie | Valeur de rachat par action | Valeur fiscale du capital versé | Avec ou sans droit de vote | Rachetables au gré du détenteur? |
|---|---|---|---|---|---|
| [crossed out] | [crossed out] | [crossed out] | [crossed out] | [crossed out] | ☐ Oui ☑ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |

## NOTES INFORMATIVES

- Lorsque le paragraphe 85(5.1) s'applique à la disposition d'un bien amortissable, un choix en vertu du paragraphe 85(1) ne peut pas être fait.
- Les règles concernant les choix visés par l'article 85 sont complexes. Les explications essentielles se trouvent dans la circulaire d'information 76-19 et dans les bulletins d'interprétation IT-169, IT-172, IT-291 et IT-378.
- Pour que ce choix soit valide, la formule, y compris le questionnaire, doit être remplie. Si elle est incomplète, le choix sera considéré comme non valide, et tout choix produit par la suite sera assujetti à une pénalité pour production tardive.
- Lorsque la *formule T2057* est produite dans les trois ans après la date d'échéance, le choix est réputé avoir été exercé à temps si le montant estimatif de la pénalité applicable est payé sur production du choix.
- Un choix modifié ou un choix produit plus de trois ans après la date d'échéance peut, dans certaines circonstances, être accepté et réputé avoir été exercé à temps si le montant estimatif de la pénalité prévue au paragraphe 85(8) est payé sur production du choix. En pareil cas, une lettre expliquant pourquoi le choix est modifié ou tardif doit être soumise à l'appréciation du Ministre avec la formule.

* Confidential portions omitted and filed separately with the Commission

| Date de la vente ou du transfert de tous les biens inscrits ci-dessous | Jour | Mois | Année | Remarque : Remplir une nouvelle T2057 lorsque la date de la vente ou du transfert est différente de celle-ci |
|---|---|---|---|---|
| | 05 | 01 | 1998 | |

| | Bien dont il a été disposé | | | | | Contrepartie reçue | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Description | Limites relatives à la somme choisie : Juste valeur marchande | A | Somme convenue B | Déclarer B - A si B - A > 0 voir note 4 | Autre que des actions : Description | Actions : Nombre et catégorie | Juste valeur marchande | |
| Immobilisations et ressources des biens amortissables | (Brève description légale) | | (Voir note 1) | | | | | | |
| Biens amortissables | (Description et catégorie prescrite) | | (Voir note 2) | | | | | | |
| Immobilisations admissibles | (Genre) | | (Voir note 3) | | | | | | |
| Inventaire & l'exception des biens immeubles | (Genre) | | (Coût indiqué) | | | | | | |
| Avoirs miniers | (Brève description légale) | | ZERO | | | | | | |
| | | | ZERO | | | | | | |
| Valeurs ou titres de créance | (Description) | | (Coût indiqué) | | | | | | |

Note 1 Prix de base rajusté (assujetti à rajustement selon l'article 53).

Note 2 Le moindre de la fraction non amortie du coût en capital pour tous les biens de la catégorie et le coût du bien.

Note 3 Le moindre de 4/3 x par le montant cumulatif des immobilisations admissibles et le coût du bien. Utilisez "2" au lieu de "4/3" pour les dispositions effectuées pendant les années d'imposition commençant avant le 1er juillet 1988 dans le cas d'une société ou, pour les dispositions effectuées pendant les exercices financiers commençant avant le 1er janvier 1988 dans les autres cas.

Note 4 Déclarer ce montant comme un gain en capital ou comme un revenu, selon le cas.

Il y a des explications sur les limites ci-dessus dans le bulletin d'interprétation IT-291.

## CHOIX ET ATTESTATION

Par les présentes, le contribuable et la société font conjointement un choix en vertu du paragraphe 85(1) concernant les biens indiqués et attestent que les renseignements donnés ici et dans tous les documents annexés sont exacts et complets en autant qu'ils sachent, sauf erreur.

Signature du cédant, d'un dirigeant autorisé ou d'une personne autorisée* et

ANAPHARM INC.
Par:
Signature d'un dirigeant autorisé du cessionnaire
MARC LEBEL

Date 20/1/1998

* Annexez une copie de l'autorisation

Imprimé au Canada

* Confidential portions omitted and filed separately with the Commission

# CHOIX RELATIF À L'ALIÉNATION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE CORPORATION CANADIENNE IMPOSABLE

[illegible] formulaire s'adresse au contribuable (le cédant) et à la corporation canadienne imposable (le cessionnaire) qui exercent conjointement un choix [illegible] de l'article 518 de la Loi sur les impôts (L.R.Q., c. I-3) concernant l'application des règles du chapitre IV, lorsque le contribuable a aliéné [illegible] faveur de la corporation, un bien admissible visé à l'article 518.1, pour une contrepartie qui comprend une action du capital-actions de la corporation.

[illegible] choix ne peut être exercé à l'égard d'un bien amortissable d'une catégorie prescrite lorsqu'il est aliéné dans les conditions visées à [illegible] 527.1.

[illegible] cédant doit produire le présent formulaire dûment rempli et les documents annexés, s'il y a lieu, en deux exemplaires. Lorsqu'il y a deux cédants [illegible] qui font le choix visé à l'article 518 concernant le transfert du même bien (copropriété), ou deux membres ou plus de la même société qui [illegible] choix concernant le transfert de leur intérêt dans la société, un seul des cédants, celui de leur choix, doit produire un exemplaire pour chacun [illegible] et un exemplaire pour le cessionnaire. Le cédant doit annexer aux formulaires une liste où figurent le nom, l'adresse et le numéro d'assurance [illegible] (ou le numéro d'enregistrement dans le cas d'une corporation) de chaque cédant (y compris chaque membre d'une société, si le cédant [illegible] société, ou chaque membre d'une société qui est elle-même membre de la société cédante).

[illegible] documents doivent être produits dans le délai de déclaration de ces deux parties qui expire en premier pour l'année d'imposition au cours [illegible] l'aliénation a eu lieu, au bureau du Ministère où le cédant produit normalement sa déclaration de revenus, séparément de celle-ci.

[illegible] articles et alinéas mentionnés dans ce formulaire sont ceux de la Loi sur les impôts (L.R.Q., c. I-3), sauf indication contraire.

[illegible] aussi remplir, au verso, la section Détails concernant les biens aliénés et la contrepartie reçue.

## [illegible]TIFICATION (écrivez en majuscules)

Nom *

Adresse complète * Code postal *

Numéro d'assurance sociale (ou d'enregistrement) *

Année d'imposition du cédant : * du * au *

Nom de la corporation: ANAPHARM INC.

Numéro d'enregistrement

Adresse complète: 2050, BOUL. RENÉ-LÉVESQUE O., 5e ÉTAGE, STE-FOY

Code postal: G1V 2K8

Année d'imposition du cessionnaire : du 1/6 1997 au 31/5 1998

[illegible] la personne avec qui le Ministère peut communiquer pour obtenir de plus amples renseignements *

Ind. rég. Téléphone *

## [illegible]ITE POUR CHOIX EXERCÉ EN RETARD OU CHOIX MODIFIÉ

[illegible] choix exercé dans les trois ans qui suivent l'échéance est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité [illegible] payé lors de la production du présent formulaire.

[illegible] choix exercé après ces trois ans, ou un choix modifié, est accepté et réputé avoir été exercé à l'échéance si le montant estimatif de la pénalité [illegible] payé lors de la production du présent formulaire et si le Ministre estime que, compte tenu des circonstances, il est juste et équitable de [illegible] un tel choix. Dans ce cas, une lettre précisant les raisons du retard ou de la modification du choix initial doit accompagner le formulaire.

[illegible] de la pénalité

[illegible] pénalité est égale au résultat le moins élevé des deux calculs suivants :

i) 5 % x [Juste valeur marchande du bien transféré moins montant convenu dans le choix ou le choix modifié] x [Nombre de mois ou fraction de mois de retard]

[illegible] moins élevé de i) et ii) :
[illegible] 000 $
100 $ x nombre de mois ou fraction de mois de retard

[illegible] s'il s'agit d'un choix modifié, indiquez la date du choix antérieur ____

[illegible] s'il s'agit d'un choix exercé en retard, donnez le montant de la pénalité ______ $.

## [illegible]ET ATTESTATION

[illegible] contribuable et la corporation canadienne susmentionnée exercent un choix relativement aux biens décrits au verso, en vertu de l'article 518 [illegible] sur les impôts.

[illegible] attestons que les renseignements fournis sur ce formulaire et dans tous les documents annexés sont exacts et complets.

* — Signature du cédant ou d'une personne autorisée à signer* — Téléphone

ANAPHARM INC. par: [signature] — Signature de la personne autorisée à signer pour la corporation* — MARC LEBEL — (418) 527-2525 — Téléphone — 20/1/1998 Date

[illegible] une copie de l'autorisation.

## [illegible]É AU MINISTÈRE

| Date du choix (mois, jour) | Autorisation | Montant sujet à pénalité | Pénalité | Versement | Total |
|---|---|---|---|---|---|
| | | $ | $ | $ | $ |



* Confidential portions omitted and filed separately with the Commission

Canada Canada

# CHOIX CONCERNANT LA DISPOSITION DE BIENS PAR UN CONTRIBUABLE EN FAVEUR D'UNE SOCIÉTÉ CANADIENNE IMPOSABLE

À L'USAGE DU MINISTÈRE SEULEMENT

- La T2057 est la formule que doivent remplir un contribuable et une société canadienne imposable qui font un choix conjoint en vertu du paragraphe 85(1) lorsque le contribuable a disposé, en faveur de la société, d'un bien admissible selon la définition du paragraphe 85(1.1) et a reçu en contrepartie des actions de cette société, quelle que soit la catégorie.
- Les formules faisant état de l'exercice d'un choix et, s'il y a lieu, les pièces connexes doivent être produites comme suit
  - (1) un exemplaire par le cédant (lorsque deux cédants ou plus font un choix concernant le transfert du même bien (copropriété) ou que deux membres ou plus de la même société de personnes font un choix concernant le transfert de leurs participations dans la société de personnes, un seul cédant, désigné pour la chose, doit produire simultanément un exemplaire pour chaque cédant avec une liste de tous les cédants qui font le choix concerné (liste où doivent figurer l'adresse et le numéro d'assurance sociale ou numéro de compte de chaque cédant)).
  - (2) au plus tard à la date qui survient la première parmi les dates auxquelles une des parties au choix doit produire une déclaration de revenu pour l'année d'imposition pendant laquelle la transaction a eu lieu compte tenu de tout choix fait en vertu du paragraphe 25(1) et du paragraphe 99(2) (date d'échéance);
  - (3) au centre fiscal où le cédant produit normalement sa déclaration de revenus. (lorsque deux copropriétaires ou plus ou que deux membres ou plus d'une société de personnes font un choix comme il est indiqué au point (1), les formules de choix doivent être produites au centre fiscal du cessionnaire où elles seront traitées en bloc);
  - (4) Séparément de toute déclaration de revenus (vous pouvez le produire avec une déclaration dans une même enveloppe, mais ne pas l'insérer dans la déclaration et ni l'attacher à celle-ci).
- Les articles et paragraphes mentionnés dans la présente formule proviennent de la *Loi de l'impôt sur le revenu*.

Nom du contribuable (cédant) (en lettres moulées): *

Nº d'assurance sociale ou Nº de compte de société: * Bureau ... *

Année d'imposition du contribuable

Pour la période du 1/1 19 97 au 31/12 19 97

Nom du copropriétaire (s'il y a lieu; s'il y en a plus d'un, joignez une liste contenant les mêmes renseignements) | Numéro d'assurance sociale

Adresse | Code postal | Bureau de district d'impôt

Raison sociale de la société (cessionnaire): ANAPHARM INC. | Numéro de compte: 1-384454 4cRC

Adresse: 2050 BOUL. RENÉ-LÉVESQUE O., 5e ÉTAGE, STE-FOY | Code postal: G1V 2K8 | Bureau de district d'impôt: QC

Année d'imposition de la société

Pour la période du 1/6 19 97 au 31/5 19 98

Nom de la personne à contacter pour des renseignements supplémentaires: * | Ind. régional: 418 | Numéro de téléphone: 529-6531

## PÉNALITÉ POUR LES CHOIX TARDIFS ET MODIFIÉS

Les choix produits après la date d'échéance ou les choix modifiés sont soumis à une pénalité pour production tardive conformément au paragraphe 85(8).

À L'USAGE DU MINISTÈRE SEULEMENT

Calcul de la pénalité :

Juste valeur marchande du bien transféré . . . . . . . . . . . . ________ $

Moins : Somme convenue . . . . . . . . . . . . ________

Différence . . . . . . . . . . . . . . . . . . ________ $ a)

Montant a) ________ $ X 1/4 X 1 % X N . . . . . . . . . . = ________ $ b)

100 $ X N . . . . . . . . . . . . . . . . . . . = ________ $ c)

<<N>> représentant le nombre de mois ou parties de mois dans la période allant de la date d'échéance à la date de production du choix et "c)" ne pouvant pas dépasser 8 000 $.

La pénalité correspond au moindre des montants b) et c) ci-dessus . . . ________ $

Si une pénalité est payable, il faut faire un chèque ou un mandat à l'ordre du Receveur général. Il faut indiquer <<T2057>> sur la pièce de versement ainsi que l'année d'imposition, le nom et le numéro d'assurance sociale (ou le numéro de compte dans le cas où le cédant est une société) du contribuable dont le compte doit être crédité.

Les sommes impayées, y compris les pénalités pour production tardive, sont assujetties à des intérêts composés quotidiennement au taux prescrit.

Somme incluse ________ $

(à suivre)

* Confidential portions omitted and filed separately with the Commission

(English on reverse)

## RENSEIGNEMENTS EXIGÉS

À la page ci-contre, énumérez et décrivez les biens transférés et indiquez leur juste valeur marchande. La description et la juste valeur marchande de la contrepartie reçue doivent figurer en regard du bien transféré. Si les biens transférés sont une participation dans une société de personnes, annexer un tableau du calcul du prix de base rajusté. Faute d'espace sur la T2057, joignez une feuille qui suit la même présentation. Pour chaque bien amortissable, il faut désigner l'ordre de disposition. Il faut avoir les pièces à l'appui de l'ordre désigné, les documents relatifs aux réponses aux questions ci-après et une brève description de la méthode de calcul de la juste valeur marchande de chaque bien. Il n'est pas nécessaire de produire ici ces documents, mais il faut les conserver pour pouvoir les produire sur demande.

Y a-t-il une entente écrite concernant le transfert? .......... ☐ Non ☑ Oui

L'un des biens est-il visé par une clause de rajustement du prix? (Pour plus de précisions, voir la version la plus récente du bulletin IT-169.) .......... ☑ Non ☐ Oui

Y a-t-il d'autres personnes que le contribuable qui détiennent des actions d'une catégorie du capital-actions du cessionnaire ou qui exercent sur de telles actions une emprise, directement ou indirectement? .......... ☐ Non ☑ Oui

S'il y a roulement entre société ayant un lien de dépendance, les biens du contribuable ont-ils tous ou presque tous (au moins 90 %) été transférés à la société? S/O .......... ☐ Non ☐ Oui

Le contribuable est-il un non-résident du Canada? .......... ☑ Non ☐ Oui

Les biens transférés comprennent-ils des immobilisations? .......... ☐ Non ☑ Oui

Dans l'affirmative :

La somme convenue à l'égard d'un des biens transférés repose-t-elle sur une estimation de la juste valeur marchande au jour de l'évaluation? S/O .......... ☐ Non ☐ Oui

Si oui, existe-t-il un rapport officiel faisant état de la valeur au jour de l'évaluation? S/O .......... ☐ Non ☐ Oui

a) Les biens ont-ils été détenus sans interruption depuis le jour de l'évaluation? .......... ☐ Non ☐ Oui

b) Ont-ils été acquis après le jour de l'évaluation dans une opération considérée comme comportant un lien de dépendance? .......... ☐ Non ☐ Oui

c) Depuis le jour de l'évaluation, le contribuable ou une autre personne de qui des actions ont été acquises dans une opération comportant un lien de dépendance ont-ils reçu des dividendes visés par le paragraphe 83(1) à l'égard des actions transférées? (Dans l'affirmative, préciser les montants et les dates et annexer un tableau.) .......... ☑ Non ☐ Oui

Un choix selon le paragraphe 26(7) des *Règles concernant l'application de l'impôt sur le revenu* (formule T2079) a-t-il été produit par le contribuable ou en son nom? .......... ☑ Non ☐ Oui

Si les biens transférés comprennent des actions du capital-actions d'une société privée, donner les renseignements suivants :

| Raison sociale de la société | Numéro de compte | Capital versé des actions transférées |
|---|---|---|
| ANAPHARM INC. | | [X] $ |

## DESCRIPTION DES ACTIONS REÇUES

| Nombre d'actions reçues par le cédant | Catégorie | Valeur de rachat par action | Valeur fiscale du capital versé | Avec ou sans droit de vote | Privilégiées au gré du détenteur? |
|---|---|---|---|---|---|
| [X] | X | X | X | X | ☐ Oui ☑ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |
| | | | | | ☐ Oui ☐ Non |

## NOTES INFORMATIVES

- Lorsque le paragraphe 85(5.1) s'applique à la disposition d'un bien amortissable, un choix en vertu du paragraphe 85(1) ne peut pas être fait.
- Les règles concernant les choix visés par l'article 85 sont complexes. Les explications essentielles se trouvent dans la circulaire d'information 76-19 et dans les bulletins d'interprétation IT-169, IT-172, IT-291 et IT-378.
- Pour que ce choix soit valide, la formule, y compris le questionnaire, doit être remplie. Si elle est incomplète, le choix sera considéré comme non valide et tout choix produit par la suite sera assujetti à une pénalité pour production tardive.
- Lorsque la formule T2057 est produite dans les trois ans après la date d'échéance, le choix est réputé avoir été exercé à temps si le montant estimatif de la pénalité applicable est payé sur production du choix.
- Un choix modifié ou un choix produit plus de trois ans après la date d'échéance peut, dans certaines circonstances, être accepté et réputé avoir été exercé à temps si le montant estimatif de la pénalité prévue au paragraphe 85(8) est payé sur production du choix. En pareil cas, une lettre expliquant pourquoi le choix est modifié ou tardif doit être soumise à l'appréciation du Ministre avec la formule.

* Confidential portions omitted and filed separately with the Commission

Date de la vente ou du transfert de tous les biens inscrits ci-dessous

| Jour | Mois | Année |
|---|---|---|
| 23 | 12 | 1997 |

Remarque: Remplir une nouvelle T2057 lorsque la date de la vente ou du transfert est différente de celle-ci.

| | Bien dont il a été disposé | | | | | Contrepartie reçue | | |
|---|---|---|---|---|---|---|---|---|
| | Description | Limites relatives à la somme choisie: Juste valeur marchande | A | Somme convenue B | Déclarer B - A Si B - A > 0, voir note 4 | Autre que des actions: Description | Actions: Nombre et catégorie | Juste valeur marchande |
| Immobilisations à l'exception des biens amortissables | (Brève description légale) [ ] * | * | (Voir note 1) * | * | * [ ] | | * [ ] | |
| | [ ] * | * | * | * | * | [ ] | | |
| Biens amortissables | (Description et catégorie prescrite) | | (Voir note 2) | | | | | |
| Immobilisations admissibles | (Genre) | | (Voir note 3) | | | | | |
| Inventaire à l'exception des biens immeubles | (Genre) | | (Coût indiqué) | | | | | |
| Avoirs miniers | (Brève description légale) | | ZEFC | | | | | |
| | | | ZEFC | | | | | |
| Valeurs au titre du créance | (Description) | | (Coût indiqué) | | | | | |

Note 1 Prix de base rajusté (assujetti à rajustement selon l'article 53).

Note 2 Le moindre de la fraction non amortie du coût en capital pour tous les biens de la catégorie et le coût du bien.

Note 3 Le moindre de 4/3 x par le montant cumulatif des immobilisations admissibles et le coût du bien. Utilisez "2" au lieu de "4/3" pour les dispositions effectuées pendant les années d'imposition commençant avant le 1er juillet 1988 dans le cas d'une société ou, pour les dispositions effectuées pendant les exercices financiers commençant avant le 1er janvier 1988 dans les autres cas.

Note 4 Déclarer ce montant comme un gain en capital ou comme un revenu, selon le cas.

Il y a des explications sur les limites ci-dessus dans le bulletin d'interprétation IT-291.

## CHOIX ET ATTESTATION

Par les présentes, le contribuable et la société font conjointement un choix en vertu du paragraphe 85(1) concernant les biens indiqués et attestant que les renseignements donnés ici et dans tous les documents annexés sont exacts et complets en autant qu'ils sachent, sauf erreur.

[ * ] et ANAPHARM INC. PAR MARC LEBEL 20/1/1998

Annexez une copie de l'autorisation — Signature d'un dirigeant autorisé du cessionnaire — Date

Imprimé au Canada

* Confidential portions omitted and filed separately with the Commission

# SCHEDULE 4.46

## TRADE ALLOWANCES

The procedure for the recognition of [*] is as follows:

- [**]
- [**]

[*] :

- [*];
- [*];
- [*];

[**]

[*] Confidential portions omitted and filed separately with the Commission.

Anapharm Inc.

Agreements with clients

* Confidential portions omitted and filed separately with the Commission

| Customer Name* | Contract written by Anapharm | Contract written by Client | Master Agreement copy attached | Volume discount |
|---|---|---|---|---|
| | | X | | |
| | X | | | |
| | | | X (April 16, 1999 to April 16, 2004) | |
| | | X | | |
| | X | | | |
| | | | X (March 31, 2001 to undetermined date) | |
| | | X | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | | X | | |
| | | X | | |
| | X | | X | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | | X | | |
| | X | | X (July 20, 2001 to | |
| | X | | | |
| | X | | | |
| | | X | | |
| | | X | | X |
| | X | | | |
| | X | | | |
| | | X | | |
| | | X | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | | | | |
| | X | | | |
| | X | | | X |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | | X | | |
| | | | X (May 8, 2001 to) | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |

Anapharm Inc.
Agreements with clients

| Customer Name* | Contract written by Anapharm | Contract written by Client | Master Agreement *copy attached* | Volume discount |
|---|---|---|---|---|
| | X | | | X |
| | | | X | |
| | | X | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |
| | X | | | |

Refers to IV-7 for template of our contracts

* Confidential portions omitted and filed separately with the Commission

- Some studies already postponed, therefore
- making this agreement unlikely to materialize.

[*]

Sainte-Foy, February 11, 2002



Attention : [*]

Gentlemen :

Further to our recent discussions, it is our pleasure to provide you with the following preferred pricing structure.

Based on the total price of the studies listed below, a [*] credit would be issued following completion and payment of the final invoice of the last study. This credit would be applied to invoices for future studies performed at Anapharm and will be valid for a period of 6 months following completion of the last study.

[*] $ $ $ $ [*]

**Upcoming Studies**

[*] $ $ $ $ $ [*]

Total Price of Studies : US $[*]

[*]% Credit to be issued on final payment of last study : US $[*]

* Confidential portions omitted and filed separately with the Commission

This credit would be applied in the following manner to the next three studies to be performed at Anapharm within 6 months from date of credit.

[ * * * ]

Please note that in order to benefit from this discount, all [*] studies must be dosed prior to [*]. In addition, this agreement excludes the portion of studies for which invoices are not paid within 30 days of invoice date.

Lastly, this proposal is based on the understanding that [*] do not intend to apply a [*]% withholding tax for the [*] government. Should this situation change and subsequently the withholding tax is retained for any of the studies listed above, this agreement will become null and void.

Please sign the acceptance below if you find this proposal agreeable

Following completion of this initial agreement we will be more than happy to reassess our proposal based on your predictions of future volume. In the meantime, we look forward to building a long lasting relationship with [*]

Sincerely,

[*]

Manager, Business Development
Anapharm Inc.

---

**Agreed upon by:**

For [*] ______________________
[*]

Date: ______________

For Anapharm Inc.: ______________________
Marc LeBel, President & CEO

Date: ______________

* Confidential portions omitted and filed separately with the Commission

January 23, 2002



Dear [*]

As agreed, below you will find Anapharm's new preferred pricing for * for * This pricing structure is now in effect and will be applied to all quotes effective January 22, 2002.



Anapharm Inc. reserves the right to alter the pricing structure, but in the case of unilateral changes, will provide [*] with at least one-month notice of this change.

Anapharm is pleased to be able to continue our exceptional and long lasting relationship with [*] Feel free to call me for any questions or comments you may have.

Sincerely,

Manager, Business Development

* Confidential portions omitted and filed separately with the Commission

- Some studies already postponed, therefore
- making this agreement unlikely to materialize

[signature]
2002-02-28

Sainte-Foy, February 11, 2002

Dr. Reddy's Laboratories
Diagnostics Division
8-2-337, Road No. 5
Banjara Hills, Hyderabad
500 034 India

Attention : Mr. R. S. Prasad, Executive Vice President
Mr. M. S. Mohan, Senior Manager, R & D

Gentlemen :

**Further to our recent discussions, it is our pleasure to provide you with the following preferred pricing structure.**

**Based on the total price of the studies listed below, a 10 % credit would be issued following completion and payment of the final invoice of the last study. This credit would be applied to invoices for future studies performed at Anapharm and will be valid for a period of 6 months following completion of the last study.**

| | | | |
|---|---|---|---|
| Terbinafine fasted (01361) | dosed Jan 24 | | $ 151,002 |
| Terbinafine fed (01362) | dosed Jan 24 | | $ 86,065 |
| Fexofenadine fasted (01361) | dosed Jan 20 | | $ 145,097 |
| Fexofenadine fed ( 01360) | dosed Jan 20 | | $ 88,647 |
| **Upcoming Studies** | | | |
| Fexofenadine/Pseudo fed (11198) | May | | $ 120,605 |
| Fexofenadine/Pseudo fasted (11195) | May | | $ 302,233 |
| Fexofenadine fasted (11194) | March | | $ 144,757 |
| Fexofenadine fed (11197) | March | | $ 88,307 |
| Raloxifene fasted (11359) | March | | $ 224,371 |
| Total Price of Studies : | | US | $1,351,084 |
| 10% Credit to be issued on final payment of last study : | | US | $ 135,108 |

This credit would be applied in the following manner to the next three studies to be performed at Anapharm within 6 months from date of credit.

| | |
|---|---|
| 1st study | 35% of total credit applied equally to each invoice. |
| 2nd study | 35% of total credit applied equally to each invoice. |
| 3rd study | 30% of total credit applied equally to each invoice |

Please note that in order to benefit from this discount, all nine studies must be dosed prior to May 15, 2002. In addition, this agreement excludes the portion of studies for which invoices are not paid within 30 days of invoice date.

Lastly, this proposal is based on the understanding that Dr. Reddy's Laboratories do not intend to apply a 20% withholding tax for the Indian government. Should this situation change and subsequently the withholding tax is retained for any of the studies listed above, this agreement will become null and void.

Please sign the acceptance below if you find this proposal agreeable

Following completion of this initial agreement we will be more than happy to reassess our proposal based on your predictions of future volume. In the meantime, we look forward to building a long lasting relationship with Dr. Reddy's Laboratories.

Sincerely,

Wendy de Vries

Wendy De Vries
Manager, Business Development
Anapharm Inc.

## Agreed upon by:

For Dr. Reddy's Laboratories: ______________________
R. S. Prasad, Executive Vice President

Date: ____________

For Anapharm Inc.: ______________________
Marc LeBel, President & CEO

Date: ____________

January 23, 2002

Gregg DeRosa
Manager, Scientific Affairs
Teva Pharmaceuticals USA, Inc.
1090 Horsham Road
North Wales, PA 19454
USA

Dear Gregg,

As agreed, below you will find Anapharm's new preferred pricing for Analytical Assays for Teva. This pricing structure is now in effect and will be applied to all quotes effective January 22, 2002.

| | |
|---|---|
| HPLC Assay drug only | $35.00US |
| HPLC Each additional metabolite on same chromatogram | $ 5.00US |
| LC/MS/MS Assay drug only | $45.00US |
| LC/MS/MS Each additional metabolite on same chromatogram | $ 5.00US |
| LC/MS/MS Third and subsequent metabolites on same chromatogram. | $10.00US |

Anapharm Inc. reserves the right to alter the pricing structure, but in the case of unilateral changes, will provide Teva with at least one-month notice of this change.

Anapharm is pleased to be able to continue our exceptional and long lasting relationship with Teva. Feel free to call me for any questions or comments you may have.

Sincerely,

Ilan Rose
Manager, Business Development